resideo



2023 ANNUAL REPORT
AND NOTICE OF
2024 ANNUAL MEETING
OF SHAREHOLDERS AND
PROXY STATEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 001-38635

Resideo Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-5318796
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
16100 N. 71st Street, Suite 550, Scottsdale, Arizona	85254
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (480) 573-5340

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered:
Common Stock, par value $0.001 per share	REZI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on the New York Stock Exchange as of June 30, 2023, was $2.6 billion.

The number of shares outstanding of the registrant's common stock, par value $0.001 per share as of February 2, 2024 was 145,318,782 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2024 Annual Meeting of Shareholders, which will be filed subsequent to the date hereof, are incorporated by reference into Part III of this Form 10-K. Such proxy statement will be filed with the Securities and Exchange Commission not later than 120 days following the end of the registrant's fiscal year ended December 31, 2023.

TABLE OF CONTENTS

Resideo Technologies, Inc.

PART I.

Item 1. Business

General

As used herein, unless the context otherwise dictates, the term "Resideo", the "Company", "we", "us" or "our" means Resideo Technologies, Inc. and its consolidated subsidiaries.

We separated from Honeywell International Inc. ("Honeywell"), becoming an independent publicly traded company as a result of a pro rata distribution of our common stock to stockholders of Honeywell ("the Spin-Off"). Our common stock began trading "regular way" under the ticker symbol "REZI" on the NYSE on October 29, 2018.

Description of Business

Resideo is a leading global manufacturer and developer of technology-driven products and solutions that provide critical comfort, energy management, water management, and safety and security solutions to over 150 million homes globally. We are also a leading wholesale distributor of low-voltage security and life safety products for commercial and residential markets and serve a variety of adjacent product categories including audio visual, networking, wire and cable, and smart home solutions. We deliver value to our customers via two business segments, Products and Solutions and ADI Global Distribution, which respectively contributed 42.8% and 57.2% of our net revenue for the year ended December 31, 2023.

Our primary focus is on the professional channel where we are a trusted partner to approximately 100 thousand professionals. Our global scale, breadth of product offerings, innovation heritage, and differentiated service and support has enabled our trusted relationship with professional installers and has been a key driver of our success.

We operate in large markets that sit at the intersection of multiple secular growth trends. We believe the increased desire for critical comfort, energy management, and actionable safety and security solutions in the home, combined with the long-term impacts of energy transitions, are driving investment in the types of products and solutions we provide.

Products and Solutions: Our products and solutions for comfort, energy management, safety and security benefit from the trusted, well-established key branded offerings such as Honeywell Home, First Alert, Resideo, Braukmann, BRK, and others. Our offerings include temperature and humidity control, thermal and combustion solutions, water and indoor air quality solutions, smoke and carbon monoxide detection home safety products and fire suppression products, security panels, sensors, peripherals, communications devices, video cameras, other home-related lifestyle convenience solutions, cloud infrastructure, installation and maintenance tools, and related software. Through our whole home presence on the wall and behind the wall, we are an enabler of home connectivity with approximately 11.6 million connected customers. Our connected solutions harness data to provide control, visibility, insights, and alerts to the end user. Our comprehensive product suite has also allowed us to develop and sustain long-standing partnerships with professionals who have relied on our selection and availability of products and configured solutions to help them succeed.

Connectivity has created a large and fast-growing connected home market. We believe a significant opportunity exists to provide products, solutions and services to professionals and consumers that integrate the disparate sensors, systems and controls inside the home, and enable differentiated insight. Our significant presence in the home, both on the wall and behind the wall, positions us well for the value and convenience consumers expect out of the connected home.

ADI Global Distribution: Our ADI Global Distribution segment is a leading wholesale distributor of low-voltage security products including security, fire, access control and video products, and participates significantly in the broader related markets of smart home, access control, power, audio, ProAV, networking, communications, wire and cable, enterprise connectivity, and structured wiring products. Through nearly 200 stocking locations in 13 countries, ADI Global Distribution distributes more than 450 thousand products from over one thousand manufacturers to a customer base of approximately 100 thousand professionals and is recognized for superior customer service. We believe this global footprint gives us distinct scale and network advantages in our core products over our competitors. Further, we believe our customers derive great value from the advice and recommendations of our knowledgeable design specialists, allowing our customers to better meet the technical and systems integration expertise requirements to install and service professional security systems. We continue to provide value-added services including presales system design, 24/7 order pick-up, and the selective introduction of new product categories.

Competition

Our industries and markets are highly competitive in both our Products and Solutions and ADI Global Distribution segments, where we compete with global, national, regional and local providers for our products, services and solutions, including manufacturers, distributors, service providers, retailers and online commerce providers, as well as newer entrants to the market with non-traditional business and customer service models or disruptive technologies and products, including cable, telecommunications, large technology companies competing in the connected home space and smaller market entrants that offer control capabilities among their products, applications and services and have ongoing development efforts to address the broader connected home market.

Factors influencing our competitive position in the industry include product and service innovation, our reputation and the reputation of our brands, sales and marketing programs, customer relationships, product performance, reliability and warranty, quality and breadth of product training and events, product availability, speed and accuracy of delivery, service and price, technical support, and credit availability.

Materials and Suppliers

Purchased materials used in our manufacture of products in Products and Solutions include copper, steel, aluminum, plastics, printed circuit boards ("PCB"), semiconductors, and passive electronics. Purchased materials cover a wide range of supplier value-add, from raw materials and single components to subassemblies and complete finished goods, and there are considerable expenditures on both commercial off-the-shelf and make-to-print items. Although execution of material substitutions or supplier changes may be resource intensive and can cause delays and other inefficiencies, alternatives may exist in the event that a supplier becomes unable to provide material. With respect to our ADI Global Distribution business, we rely on key suppliers of branded products to deliver certain products for resale to our customers who may purchase based on job specifications or otherwise based on brand reputation. Raw material price fluctuations, the ability of key suppliers to meet quality and delivery requirements, and catastrophic events can increase the cost and affect the supply of our products and services and impact our ability to meet commitments to customers.

Manufacturing

Our Products and Solutions business operates manufacturing and distribution facilities throughout the world, including sites in Mexico, the Czech Republic, Hungary, the United States ("U.S."), Germany, the United Kingdom, Netherlands, and China. A significant percentage of our Products and Solutions revenue is derived from products manufactured in our own facilities, with the remainder being "buy to sell" (finished products purchased directly from other manufacturers) or sourced from third-party contract manufacturers. Major activities and competencies in our manufacturing operations include PCB assembly, injection molding, surface mount technologies, automatic and manual assembly and test, electrotechnical assembly and test, die casting and machining, calibration and final test. We source raw materials and commodities, electronic components and assemblies, and mechanical components and assemblies from a wide range of third-party suppliers worldwide. With respect to our ADI Global Distribution business, we rely on third-party manufacturers to supply both third-party branded and ADI Global Distribution exclusive branded products.

Backlog

We include in backlog accepted product purchase orders from customers and worldwide distributor stocking orders. Product orders in our backlog are subject to changes in delivery schedules or cancellation at the option of the purchaser typically without penalty. Our backlog may fluctuate significantly depending upon customer order patterns which may, in turn, vary considerably based on rapidly changing business circumstances. Accordingly, we do not believe that our backlog at any time is necessarily representative of actual sales for any succeeding period.

Regulatory and Environmental Compliance and Regulatory Capital Expenditures

We are subject to various federal, state, local, and foreign government requirements relating to environmental health and safety protection standards and permitting, labeling and other requirements regarding, among other things, electronic and wireless communications, air emissions, wastewater discharges, the use, handling, and disposal of hazardous or toxic materials, remediation of environmental contamination, data privacy and security, cybersecurity, telemarketing, email marketing, other forms of online advertising and consumer protection, licensing, working conditions for and compensation of our employees and others. Our business may also be affected by changes in governmental regulation of energy efficiency and conservation standards and product safety regulations. These and other laws and regulations impact the manner in which we conduct our business, and changes in legislation or government policies can affect our worldwide operations, both favorably and unfavorably. For a more detailed description of the various laws and regulations that affect our business, refer to *Item 1A. Risk Factors*.

Our efforts to comply with numerous federal, state, and local laws and regulations applicable to our business and products often results in capital expenditures. We make capital expenditures to design and upgrade our products to comply with or exceed standards applicable to the industries in which they compete. Our ongoing environmental compliance programs also result in capital expenditures. As of December 31, 2023, we have recorded a liability for environmental investigation and remediation of approximately $22 million related to sites owned and operated by Resideo. Regulatory and environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in 2023 related solely to regulatory compliance were not material. It is management's opinion that the amount of any future capital expenditures related to compliance with any individual regulation or grouping of related regulations will not have a material adverse effect on our financial results or competitive position in any one year. Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

Human Capital

As of December 31, 2023, we employed approximately 14,000 employees in 32 countries, of which about 3,100 employees were located in the U.S. and 7,000 in Mexico. Approximately 4% of Resideo's U.S. employees and 8% non-U.S. employees are covered under collective bargaining agreements. We believe relations with our workforce are good.

Health and Safety: Our commitment to providing a safe and healthy workplace for all employees continued throughout 2023 demonstrated by progress towards full ISO 14001:2015 and ISO 45001:2018 certification with a total of 10 manufacturing locations now certified to ISO 14001:2015, 8 manufacturing locations certified to ISO 45001:2018, and 4 manufacturing sites certified to ISO 50001:2018. At the end of 2023 our global Total Case Incident Rate or "TCIR" (the number of occupational injuries and illnesses per 100 employees) was 0.37. We monitor our safety through a balanced scorecard of key performance indicators. In addition to reactive incident management investigation and root cause analysis indicators, we measure and analyze the data generated from our hazard observation, designated health and safety inspections by line managers and internal audit programs by accredited health and safety lead auditors to provide insights and intelligence that help us proactively mitigate issues before they result in incidents.

Total Rewards: Our primary reward strategy is ensuring "pay-for-performance" on an annual basis, as well as over the long term, which drives a mindset of accountability and productivity. Our compensation guiding principles are to structure compensation that is simple, aligned and balanced. We structure and administer our rewards programs in a manner consistent with good governance practices. We believe that the interests of employees must be aligned with our stockholders. We provide comprehensive, competitive and contemporary benefits that recognize the diversity of our workforce and are designed to meet the varying needs of our employees and promote choice. Our package includes paid time off, flexible work schedules, education assistance programs, and more.

These actions reinforce our culture that values employees and seeks to attract and retain the talent that we need to win in the market. We believe the combination of our competitive pay-for-performance compensation programs and our comprehensive benefit programs demonstrate our commitment to a compelling total rewards value proposition for our employees.

Diversity, Equity, Inclusion and Belonging ("DEIB"): We are committed to creating a diverse, equitable and inclusive working environment where individuals feel a sense of belonging. Last year, we expanded our Diversity, Equity, Inclusion narrative to include "belonging" to ensure we not only have a diverse and inclusive culture, but our people feel connected to our organization. In 2023, we focused on executing our DEIB strategy, which includes (1) attract, develop, and retain a diverse workforce, (2) foster a winning culture and (3) be identified as a company of choice by our customers and the communities we serve. One example of how we executed our DEIB strategy is through the continued support and evolution of our six employee resource groups ("ERGs"): Women, LGBTQIA+, Black, Latino, Veterans, and People with Differing Abilities. Each ERG is sponsored and supported by a senior leader of the company and have held conversations with our executive leadership to discuss ideas for improving our culture of inclusion and belonging. Our corporate functions and business units continue to track progress with respect to our diversity and inclusion initiatives.

Diversity is a core component of our recruiting strategy. We continue to assess the needs of the business and identify diverse organizations to partner with that promote a pipeline of diverse talent. Our diversity outreach includes contacting various categories of diversity job boards and diverse partnerships, such as Society of Women Engineers ("SWE") and National Society of Black Engineers ("NSBE"). Additionally, we maintained our diverse slate guidelines for career level

5+ roles requiring that interview slates include female and/or racially/ethnically diverse candidates, except in rare circumstances.

Talent Acquisition, Management and Development: We have a robust recruiting model to attract all levels of talent across the regions where we operate. In 2023, our average time to fill open roles was 41 days, and we hired 4,350 employees, of which approximately 3,400 were production workers. Internally, strategic talent reviews and succession planning occur on an annual basis, globally and across all business areas.

In 2023, we continued our annual cycle of our Employee Voice Survey. This survey allows each function in our company to see its ratings across three levers: Motivation, Ability, and Knowledge of Expectations. Our overall engagement score for the 2023 cycle was 7.8 on a 10-point scale, a 0.1-point decrease over last year. Our employee Net Promoter Score ("NPS") was 31, a decrease of 2 points over last year, on a scale ranging from -100 to +100 (based on industry standards for employee NPS, any score above 10 is considered good). Each sub-organization is tasked with creating an action plan based on feedback received.

We continue to provide regular trainings to our people managers. In 2023, we continued the People Leadership Seminar with an increased focus on bringing strategy and respect for others to life across the organization. Managers and their team members continued to participate in tri-annual "Pulse" conversations to set performance expectations and monitor and evaluate performance. People managers at Resideo are strongly encouraged to give frequent, informal feedback so that employees are always clear on their performance level.

To better support the development of our employees, we continue to offer a mentorship platform that makes more effective pairings, provides developmental resources for both mentors and mentees, and facilitates a natural progression of a mentoring relationship through detailed session agendas. New for 2023, we designed and implemented a new internal certification program called Talent Builder, to help educate our mentors on expectations in mentoring relationships while also creating a more consistent experience for mentees. To date, we have certified more than 100 mentors as Resideo Talent Builders.

We believe that making investments in our future leaders will improve our succession capabilities. Our focus on developing future leaders is supported by the Resideo Leadership Program ("RLP"). Up and coming leaders are chosen to participate in this program. This year, we completely revamped the program into a longitudinal leadership transformation program. Participants went on a journey to discover new depths of leadership capacity and character development.

Culture: In 2023, we continued to reinforce our four Core Values:
- Start with the Customer: We understand our customers' needs and pride ourselves on delivering exceptional experiences;
- Act as One Team: We work together toward common goals, engaging from a place of humility and respect;
- Pioneer the Future: We embrace change, boldly step into the unknown, and relentlessly foster innovation to fuel our growth; and
- Make a Difference: We care about the long-lasting, positive impact we make on each other, our customers, our communities, and the planet.

In addition to reinforcing our Core Values and expanding our commitment and attention to building a positive culture, we broadened the role of our VP of DEIB and increased the scope to include culture and learning and development, changing the title to VP of Culture and Talent Excellence.

To continue driving a culture in alignment with our values, we developed and deployed a new onboarding offering called Ready, Set, Resideo to help integrate our new hires into our values from Day 1. The course provides an overview of our company, our brand promise, and our culture. Of those who completed a course completion survey, 85% agree that this new onboarding offering is better than any onboarding course they have attended at previous companies. We also explored additional opportunities to push nudges to managers to help with change management efforts across the company and conducted listening sessions with employees to understand what is needed to create potential culture ambassadors across the company in the future.

Seasonality

Our Products and Solutions business typically experiences a moderate level of seasonality. Sales activity is generally highest in the fall and early winter months, reflecting increased customer purchases of heating related products with the highest sales at the end of the third quarter and throughout the fourth quarter in the majority of our geographical markets.

The effects of climate change, such as extreme weather conditions and events and water scarcity, may exacerbate fluctuations in typical weather patterns, creating financial risks to our business. In addition, the dynamic global and macro-economic conditions may further disrupt these seasonal patterns.

Research and Development and Intellectual Property

We have major product design centers in the U.S., Europe, Asia, and Latin America and software centers of excellence in Bengaluru, India and Melville, New York. In addition, our laboratories are certified to meet various industry standards, such as FCC and UL, enabling us to test and certify products internally. We also have a user experience design group that consists of researchers and product and user experience designers aligned with development sites with the primary studios in Golden Valley, Minnesota. As of December 31, 2023, we employed approximately 898 engineers.

Our deep domain expertise, proprietary technology and brands are protected by a combination of patents, trademarks, copyrights, trade secrets, non-disclosure agreements, and contractual provisions. We own approximately 2,800 worldwide active patents and pending patent applications to protect our research and development investments in new products and services. We have and will continue to protect our products and technology by asserting our intellectual property rights against third-party infringers. Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements. We also have a significant trademark license with Honeywell in connection with our use of the Honeywell Home trademark as well as certain intellectual property licensed by Honeywell to us in connection with the Spin-Off. For a more detailed description of the various intellectual property rights and relationships that affect our business, refer to *Item 1A. Risk Factors*.

Other Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are available free of charge on our website (www.Resideo.com) under the heading Investors (see SEC Filings) immediately after they are filed with, or furnished to, the Securities and Exchange Commission ("SEC"). All of the reports that we file or furnish with the SEC are also available on the SEC's website (www.sec.gov). In addition, in this Form 10-K, we incorporate by reference certain information from parts of our Proxy Statement for the 2024 Annual Meeting of Shareholders, which will also be available free of charge on our website. Information contained on, or connected to, our website does not and will not constitute part of this Form 10-K.

We are a Delaware corporation incorporated on April 24, 2018. Our principal executive offices are located at 16100 N. 71st Street Suite 550, Scottsdale, Arizona 85254. Our telephone number is (480) 573-5340. Our website address is www.Resideo.com.

We disclose public information to investors, the media and others interested in our Company through a variety of means, including our investor relations website (https://investor.resideo.com), press releases, SEC filings, blogs, public conference calls and presentations, webcasts and social media, in order to achieve broad, non-exclusionary distribution of information to the public. We use these channels to communicate with our stockholders and the public about us, our products, solutions and other issues. It is possible that the information we post on social media could be deemed to be material information. We encourage investors, the media and others interested in our Company to review the information we post on our website and the social media channels listed below. The list of social media channels we use may be updated from time to time on our investor relations website.

> The Company's News Page (https://www.Resideo.com/news)
>
> The Company's Facebook Page (www.facebook.com/Resideo)
>
> The Company's Twitter Feed (https://twitter.com/Resideo)
>
> The Company's LinkedIn Feed (https://www.linkedin.com/company/Resideo1/)

References to our website and other social media channels are made as inactive textual references and information contained on them is not incorporated by reference into this Form 10-K.

Item 1A. Risk Factors

You should carefully consider all of the information in this Form 10-K and each of the risks described below, which we believe are the material risks that we face.

Any of these risks could materially and adversely affect our business, financial condition, results of operations and cash flows and the actual outcome of matters as to which forward-looking statements are made in this Form 10-K.

The following risk factors are not necessarily presented in order of relative importance and should not be considered to represent a complete set of all potential risks that could affect us.

Risks Relating to Our Business

We operate in highly competitive markets.

We operate in a highly competitive, quickly changing environment in each of our Products and Solutions and ADI Global Distribution segments and compete directly with global, national, regional, and local providers of our products, services and solutions including manufacturers, distributors, service and software providers, retailers, and online commerce providers. The most significant competitive factors we face are product and service innovation, reputation of our Company and brands, sales and marketing programs, product performance, warranty, quality of product training and events, product availability, speed and accuracy of delivery, price, customer and technical support, and furnishing of customer credit, with the relative importance of these factors varying among our segments and their respective products and services.

In addition to current competitive factors, there have been, and in the future, there may be new market entrants with non-traditional business, new business and customer service models or disruptive technologies and products, resulting in increased competition and changing business dynamics. Examples of these include cable, telecommunications and large technology companies competing in the connected home, home security/lifestyle and energy management spaces, smaller market entrants that offer control capabilities among their products, applications and services and have ongoing development efforts to address the broader connected home market, utilities expanding their role in the provision of home energy management services, original equipment manufacturers ("OEMs") vertically integrating, and the expansion of direct-to-consumer, retail and e-tail distribution in competition with our ADI Global Distribution business. In addition, aggressive pricing actions by competitors may affect our ability to manage the price/cost relationship to achieve desired revenue growth and profitability levels. To the extent that we do not meet changing customer preferences or demands or other market changes, or if one or more of our competitors introduces new products or services, becomes more successful with private label products, online offerings or establishes exclusive supply relationships, our ability to attract and retain customers could be adversely affected, which could adversely affect our business, financial condition, results of operations and cash flows.

To remain competitive, we will need to invest continually in product and services development, marketing, customer service and support, manufacturing and our distribution networks. We may not have sufficient resources to continue to make such investments and we may be unable to maintain our competitive position including due to the fact that our competitors and potential competitors may have greater brand recognition, resources, access to capital, including greater research and development or sales and marketing funds, more customers, lower costs and more advanced technology platforms, particularly with our connected products and services and in energy management services, as well as in new geographic regions. It is possible that competitive pressures resulting from consolidation, including customers taking manufacturing or distribution in house, purchasing directly from a manufacturer instead of from ADI Global Distribution, moving to a competitor, partnering with third parties and consolidation amongst our customers, could affect our growth and profit margins.

Some of our competitors may also be able to deliver their service solutions more quickly to market than we can by capitalizing on technology developed in connection with their substantial existing service models. In addition, some of our competitors have significant bases of customer adoption in other services and online content, which they could use as a competitive advantage in the connected home solutions services market or otherwise in our product or distribution businesses. The expansion by large technology companies into connected home solutions, could result in pricing pressure, a shift in customer preferences toward the services of these companies and a reduction in our market share. In addition, in order to successfully compete, our products often need to integrate with the platforms of our competitors, who may be able to focus more on their own solutions versus ours, which may make it difficult to compete for the consumer market. In addition, there may be new technologies that are introduced that reduce demand for our solutions or make them obsolete.

Our Products and Solutions business' offerings are primarily delivered through networks of professional contractors, distributors, and OEMs, as well as major retailers and online merchants. Growth of the retail markets and greater electronic retail distribution alternatives relative to the professional installation markets may negatively impact our sales and margins, which could have an adverse effect on our business, financial condition and results of operations and cash flows.

With respect to our ADI Global Distribution business, if retail outlets, including online commerce or big box stores increase their participation in wholesale distribution markets, or if buying patterns for our products become more retail or e-commerce based through these outlets than they currently are, our ADI Global Distribution business may not be able to effectively compete, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Technology, industry standards and consumer preferences in our markets are changing rapidly. Our future results and growth are largely dependent upon our ability to: identify consumer preferences and industry standards; develop and protect intellectual property related thereto; and successfully market new technologies and products and services to consumers.

Technology in our markets changes constantly as new technologies and enhancements to existing technologies continue to be introduced both in our traditional and connected product markets and industry standards continuously evolve. Our future results in our Products and Solutions segment depends upon a number of factors, including our ability to (i) identify consumer preferences and emerging technological trends and broader trends, such as decarbonization and electrification efforts in response to climate change, (ii) develop and maintain competitive products, in part by adding innovative features that differentiate our products from those of our competitors and prevent commoditization of our products, as well as through the use of intellectual property protections such as patents and trade secrets, (iii) grow our market share, (iv) develop, manufacture and bring compelling new products to market quickly and cost-effectively, (v) find and effectively partner with and continue to partner with home connected device platforms and (vi) attract, develop and retain individuals with the requisite technical expertise and understanding of customers' needs to develop new technologies and introduce new products. Our inability to predict the growth of and respond in a timely way to customer preferences and other developments could have an adverse effect on our business, financial condition, results of operations and cash flows.

We rely on a combination of patents, copyrights, trademarks, trade names, trade secrets and other proprietary rights, as well as contractual arrangements, including licenses, to establish, maintain and protect our intellectual property rights. Our intellectual property rights may not be sufficient to permit us to take advantage of some business opportunities. As a result, we may be required to change our plans or acquire necessary intellectual property rights, which could be costly. Furthermore, our ability to enforce our intellectual property rights in emerging markets may be limited by legal or practical considerations that have not historically affected our business in markets with more established intellectual property protection systems.

Our industry experiences significant intellectual property litigation and we have in the past and could in the future become involved in costly and lengthy litigation involving patents or other intellectual property rights which could adversely affect our business. We have received allegations of patent infringement from third parties, including both operating companies and non-practicing entity patent holders, as well as communications from customers requesting indemnification for allegations brought by third parties. These allegations have resulted in ongoing patent litigation relating to certain of our products and may continue to result in new litigation. These proceedings have in the past and could in the future result in financial liability, harm our ability to compete, and divert our management's time and attention. Often, we receive offers to license patents for our use. We believe that we will be able to access any necessary rights through licensing, cross-licensing, or other mutually beneficial arrangements, although to the extent we are required but unable to enter into such arrangements on acceptable economic terms, it could adversely impact us, requiring us to take specific actions including ceasing using, selling or manufacturing certain products, services or processes or incurring significant costs and time delays to develop alternative technologies or re-design products.

Our operations depend in part upon third-party technologies, software, and intellectual property. Failure to renew contracts with existing providers or licensors of technology, software, intellectual property or connectivity solutions, or to contract with other providers or licensors on commercially acceptable terms or at all, as well as any failure by such third-party provider to provide such technology solutions may adversely impact our business, financial condition, results of operations and cash flows. We could also be subjected to claims of infringement regardless of our lack of involvement in the development of the licensed technology. Although a third-party technology provider is typically obligated to indemnify us if the provided technology infringes on another party's intellectual property rights, such indemnification is often limited in amount and may be worthless if the provider becomes insolvent.

We rely on certain suppliers of products, materials and components and are otherwise subject to raw material supply variability with our suppliers which may impact our ability to meet commitments to customers and cause us to incur significant liabilities.

Each of our business segments depends on third parties for the supply of certain materials and components for products we manufacture and those manufactured on our behalf, or sold through our ADI Global Distribution business, some of which are supplied by single or limited source suppliers/manufacturers. Our business, results of operations, financial condition and cash flows have been and could continue to be adversely affected by disruptions in supply from our third-party suppliers and manufacturers, whether due to work stoppages, cyberattacks, component failures, natural disasters, pandemics, economic, political, financial or labor concerns, weather conditions affecting products or shipments or transportation disruptions or other reasons, or if suppliers lack sufficient quality control or if there are significant changes in their financial or business condition or otherwise. Although unlikely, our ability to manage inventory and meet delivery requirements could be constrained by our suppliers' inability to scale production and adjust delivery of long lead-time products during times of volatile demand. Our inability to fill our supply needs would jeopardize our ability to fulfill our contractual obligations.

With respect to our ADI Global Distribution segment, terminations of supply or services agreements or a change in terms or conditions of sale from one or more of our key manufacturers have in the past and could in the future negatively affect that segment's operating income and margins, net revenue or the level of capital required to fund operations. Manufacturers who currently distribute their products through our ADI Global Distribution business have in the past and could in the future decide to shift to or substantially increase their existing distribution with other distributors, their own dealer networks, or directly to resellers or end-users. This could result in more intense competition as distributors strive to secure distribution rights with these manufacturers, which could have an adverse impact on our ADI Global Distribution business, financial condition, results of operations and cash flows. In addition, our ADI Global Distribution business may not be able to acquire from manufacturers or additional supply chains certain product lines that we are interested in adding to our distribution business, and if even we are able to add products, they may not result in sales as expected and may not be profitable to the overall business.

We may from time to time pursue acquisitions. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired companies or assets.

We have in the past and may from time to time in the future continue to pursue and consummate acquisitions of companies or assets. Our ability to consummate any future acquisitions will be partially dependent upon the availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We may not be able to find suitable acquisition candidates to purchase or may be unable to acquire on economically acceptable terms or to receive necessary regulatory approvals or support.

The consummation of any particular acquisition may depend, in part, on our ability to raise the capital necessary to fund such acquisition which may not be available to us at all or on economically advantageous terms. In addition, if we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could result in gross and/or operating income dilution, the incurring of additional debt or equity issuances and contingent liabilities and an increase in interest and amortization expenses or periodic impairment expenses related to goodwill and other intangible assets and significant charges relating to integration costs.

We may not be successful in effectively identifying all risks of an acquired business, integrating the acquired business or technology into our existing business or realizing the benefits expected at acquisition. Our due diligence may fail to identify all of the liabilities or challenges of an acquired business, product, software, service or technology, including issues related to intellectual property, product quality or product or software architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee, customer or supplier issues. We may not be able to achieve the operational synergies or savings nor any growth targets identified in acquisition diligence. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to manage our existing portfolio, attract customers and develop new products and services or attend to other acquisition opportunities.

Our business is subject to the risks of earthquakes, hurricanes, tornadoes, fires, power outages, floods, pandemics, epidemics, natural disasters and other catastrophic events. or other public health emergencies.

A significant natural disaster, such as an earthquake, hurricane, tornado, fire, flood, or a public health pandemic, such as COVID-19, or a significant power outage could harm our business, financial condition, cash flows and results of operations. The impact of climate change may increase these risks due to changes in weather patterns, such as increases in storm intensity and frequency, sea-level rise, melting of permafrost and temperature extremes in areas where we conduct our business. Extreme weather, natural disasters, power outages, global health crises or other unexpected events have in the past and could in the future disrupt our operations by impacting the availability and cost of materials needed for manufacturing, causing physical damage and partial or complete closure of our manufacturing sites or distribution centers, loss of human capital, and disruption in the manufacturing and supply of products and services to customers.

With respect to our Products and Solutions segment, we operate seven factories in Mexico and rely on third-party manufacturing partners with manufacturing capabilities in Mexico. Approximately 45% of our finished products are manufactured in Mexican sites, several of which operate in water stressed environments. A significant natural disaster affecting the region could have a material and disproportionate impact on our ability to manufacture our products. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenue, consumers in that region may delay or forego purchases of our products and solutions in the region, which may harm our results of operations for a particular period. These risks may be increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above results in delays or cancellations of orders, or delays in the manufacture, deployment or shipment of our products and solutions, our business, financial condition, cash flows and results of operations would be harmed.

Our business, results of operations, financial condition, cash flows, and stock price may be adversely affected by public health emergencies, such as the COVID-19 pandemic. The COVID-19 outbreak has negatively impacted and may again negatively impact the global economy.

To the extent any such public health emergencies adversely affect our business and financial results, they may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Market and economic conditions may adversely affect the economic conditions of our customers, demand for our products and services and our results of operations.

As a global provider of comfort, energy management and life safety products, services and technologies for the home, as well as a wholesale distributor of low-voltage electronics products, smart home, fire and security life safety products, power, audio and ProAV, networking, communications, wire and cable, enterprise connectivity, and structured wiring products, our business is affected by the performance of the global new and repair and remodel construction industry. Geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could harm our sales. Similarly, slowing of the housing market may result in reduced demand for our products and services. Our markets are sensitive to changes in the regions in which we operate and are also influenced by cyclical factors such as interest rates, inflation, energy costs, availability of financing, consumer spending habits and preferences, housing market demand, employment rates and other macroeconomic factors over which we have no control, and which could adversely affect our business, financial condition, results of operations and cash flows.

Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers and negatively impact our results.

Product and service quality issues could result in a negative impact on customer confidence in our Company, our products and our brand image. If our offerings do not meet applicable legal and safety standards or our customers' expectations regarding safety or quality, or if our products are improperly designed, manufactured, packaged, or labeled, or are otherwise alleged to cause harm or injury, we may need to recall those items, experience increased warranty costs or lost sales and increased costs and exposure to legal, financial and reputational risks including litigation and government enforcement action, as well as product liability claims. Such actions may damage our relationship with our customers which may result in a loss of market share. Additionally, the financial expenses related to such events may not be covered by our insurance or may be subject to deductibles. We have in the past and in the future may not be able to obtain indemnity or reimbursement from our suppliers or other third parties for the warranty costs or liabilities associated with our products and there can be no assurance that we will have adequate reserves to cover any recalls and repair and replacement costs. A significant product recall, warranty claim, or product liability case, especially with respect to our security and life safety-related products or services, could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products and services. We have in the past experienced, and may in the future experience, product recalls and litigation related to our products or services, none of which have been material to date.

We may not be able to retain or expand relationships with certain significant customers.

A number of our customers contribute significantly to our net revenue and operating income. Consolidation, change of control, or termination of the contractual relationships with any of these customers, particularly among our OEM customers (and in certain instances, their authorized dealers), or a decision by any one or more of our customers to outsource all or most manufacturing work to a single equipment manufacturer, or to partner with third parties has in the past and may in the future continue to concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on a smaller number of customers. We generally have to qualify, and are required to maintain our status, as a supplier for each of our OEM customers. A significant failure or an inability to comply with customer specifications and manufacturing requirements or delays or other problems with existing or new products or inability to meet price requirements could result in financial penalties, cancelled orders, increased costs, loss of sales, market share shift, loss of customers or potential breaches of customer contracts, which have had and could in the future have an adverse effect on our profitability and results of operations. By virtue of certain customers' size and the significant portion of revenue that we derive from them, they can exert significant influence in the negotiation of our commercial agreements and the conduct of our business with them which could adversely affect our profitability. If consolidation among our retailers, distributors or other channel partners who purchase our products becomes more prevalent, our business, results of operations and financial conditions could be adversely affected.

Failure to increase productivity through sustainable operational improvements, as well as an inability to successfully execute transformation programs or to effectively manage our workforce, may reduce our profitability or adversely impact our businesses.

Our profitability and margin growth are dependent upon our ability to drive sustainable improvements. In addition, we seek productivity and cost savings benefits through our ongoing transformation, restructuring and other programs, such as consolidation and outsourcing of manufacturing operations or facilities, reductions in manufacturing shifts, transitions to cost-competitive regions, workforce optimizations, product line rationalizations and divestitures, and other cost-saving initiatives. Risks associated with these actions that we have in the past or may in the future experience include delays in execution of the planned initiatives, additional unexpected costs, asset impairments, realization of fewer than estimated productivity improvements, reduced ability to manage supply chain anomalies, employment claims, and adverse effects on employee morale leading to reduced production and unanticipated departures. We may not realize the full operational or financial benefits we expect, the recognition of these benefits may be delayed and these actions may potentially disrupt our operations. In addition, organizational changes, attrition, labor relations difficulties, or work stoppages could have an adverse effect on our business, reputation, financial condition, results of operations, and cash flows.

We are subject to the economic, political, regulatory, foreign exchange and other risks of international operations.

Our international revenue represented approximately 24% of our net revenue for the year ended December 31, 2023. Our international geographic footprint subjects us to many risks including: exchange control regulations; wage and price controls; antitrust/competition and environmental regulations; employment regulations; foreign investment laws; monetary and fiscal policies and protectionist measures that may prohibit acquisitions or joint ventures, establish local content requirements, or impact trade volumes; import, export and other trade restrictions (such as embargoes); tariffs; violations by our employees of anti-corruption laws (despite our efforts to mitigate these risks); changes in regulations regarding transactions with state-owned enterprises; nationalization of private enterprises; natural and man-made disasters, hazards and losses; backlash from foreign labor organizations related to our restructuring actions; violence; civil and labor unrest; acts of terrorism; and our ability to hire and maintain qualified staff and maintain the safety of our employees in these regions. Additionally, certain of the markets in which we operate have adopted increasingly strict requirements concerning personal and non-personal data, privacy and cybersecurity. These requirements may negatively affect our ability to maintain, develop, sell and advertise our products and our services, may limit our ability to derive revenue from data, may require us to disclose product and services data to our competitors, may cause us to incur additional expense in obtaining mandatory certifications and may restrict our ability to transfer data internationally.

With respect to our Products and Solutions segment, we operate seven factories in northern Mexico. Approximately 45% of our finished products are manufactured in Mexico, a country that periodically experiences heightened civil unrest or may experience trade disputes with the U.S., both of which could cause a disruption of the supply of products to or from these facilities. Some of our Mexican facilities are authorized to operate as Maquiladoras by the Ministry of Economy of Mexico. Maquiladora status allows us to temporarily import raw materials into Mexico, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations, which have become stricter in recent years. In addition, if the Mexican government adopts additional adverse changes to the program, including nationalization, our manufacturing costs in Mexico would increase.

Current global conflicts, such as those between Russia and Ukraine as well as the Middle East crisis between Hamas and Israel, have created substantial uncertainty in the global economy, including sanctions and penalties imposed on certain countries from several governments. While we do not have a physical presence in these locations and do not have significant direct exposure to customers and vendors in those countries, we are unable to predict the impact that these actions will have on the global economy or on our financial condition, results of operations, and cash flows as of the date of these financial statements.

We operate in many diverse regions that require modifications to our products based on local building codes, regulations, standards, certifications and other factors, which may impact our cost to serve and profitability as we continue our penetration into these regions.

We rely on a dependable IT infrastructure and network operations that have adequate cyber-security functionality to produce and sell our products and solutions and manage our business.

The efficient operation of our business requires substantial investment in technology infrastructure systems, including enterprise resource planning ("ERP") systems, information systems, supply chain management systems, digital commerce systems and connected solutions platforms and network operations and systems. The failure to acquire, implement, maintain and upgrade as required, these systems may impact our ability to respond effectively to changing customer expectations, manage our business, scale our solutions effectively or impact our customer service levels, which may put us at a competitive disadvantage and negatively impact our business, results of operations, financial condition and cash flows. Repeated or prolonged interruptions of service, due to cyber threats or problems with our systems or third-party technologies, whether or not in our control, could have a significant negative impact on our reputation and our ability to sell products and services. Our business, results of operations, financial condition and cash flows may be adversely affected if our information systems fail, become unavailable for prolonged periods of time, are corrupted or do not allow us to transmit accurate information. Failure to properly or adequately address these issues, including the failure to fund backups, upgrades and improvements to our systems, could impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations, financial condition and cash flows. Our ability to keep our business operating is highly dependent on the proper and efficient operation of our data centers, networks, and data backup systems. In addition, a significant portion of our employees are engaged in remote or hybrid work from their homes, which further exposes our information technology ("IT") systems to potential cyber interference and disruption of work activities based on availability and performance of internet access in the regions in which our employees reside.

Our IT and engineering systems contain sensitive information, including personal data, trade secrets, and other proprietary information. In addition, our connected products potentially expose our business and customers to cybersecurity threats. As a result, we have experienced and may in the future be subject to systems interruption, data corruption, data loss and service and product failures, not only resulting from the failures of our products or services but also from the failures of third-party service providers, natural disasters, power shortages or terrorist attacks, and cyber or other security threats. There is no assurance that the comprehensive security measures we have put in place to protect our IT and engineering systems, services, and products against unauthorized access and disclosure of personal data or confidential or trade secret information will be effective in every case.

We have experienced, and expect to continue to experience, cybersecurity threats and incidents, none of which, to our knowledge, have been material to date. The potential consequences to any of our connected solutions platforms, data centers, or network operations and systems resulting from a material cyber or other security incident such as a successful ransomware attack or malicious publication of confidential information, trade secrets or personal data include financial loss, reputational and brand impact, negative media coverage, loss of stockholder value, loss of customers, litigation with third parties, including class-action litigation, regulatory investigations, audits or other enforcement actions, theft of intellectual property, fines, diminution in the value of our investment in research, development and engineering, regulatory reporting for data breaches, and increased cyber and other security protection and remediation costs due to the increasing sophistication and proliferation of threats, which in turn could adversely affect our competitiveness, business, financial condition, results of operations, and cash flows. In addition, damages, fines and claims arising from such incidents may not be covered by, or may exceed the amount of any insurance available or may not be insurable.

Enhanced tariff, import/export restrictions, or other trade barriers may have an adverse impact on global economic conditions, financial markets and our business.

We are subject to certain laws and regulations affecting our international operations which, among other things, provide certain preferential duties and tariffs for qualifying imports subject to compliance with the applicable rules of origin and other requirements. There have been, and continue to be, uncertainties with respect to the global economy and trade relations between the U.S. and other countries globally. Implementation of more restrictive trade policies or the renegotiation of existing U.S. trade agreements or trade agreements of other countries where we sell, procure or manufacture large quantities of products and services or procure supplies and other materials incorporated into our products could negatively impact our business results of operations, cash flows and financial condition. Tariffs, sanctions and other barriers to trade could adversely affect the business of our customers and suppliers, which could in turn negatively impact our net revenue and results of operations.

Specifically, we source certain components and approximately 7% of our finished goods from suppliers in Asia, a significant portion of which are subject to tariffs. New tariffs or other restrictions imposed on imports from Asia, where certain components included in our end-user equipment are manufactured and where certain of our distribution business suppliers are located, and any counter-measures taken in response to such new restrictions, may harm our business and results of operations. In addition, the U.S. federal government has imposed certain restrictions on the licensing, use and import of certain surveillance, telecommunications and other equipment manufactured by certain of our suppliers based in China for our ADI Global Distribution business, which may require us to find additional sources of end-user products and result in higher costs. We have in the past had inquiries from the U.S. federal government regarding these sales of certain Chinese made products in the U.S., which inquiries could impact our business reputation.

We cannot predict the extent to which the U.S. or other countries will impose new or additional quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The continuing adoption or expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could have a material adverse effect on our business, operating results, and financial condition.

We are subject to risks associated with the Reimbursement Agreement, pursuant to which we are required to make substantial cash payments to Honeywell, measured in substantial part by reference to estimates by Honeywell of certain of its liabilities.

In connection with the Spin-Off, we entered into an agreement with Honeywell, pursuant to which we have obligations to make cash payments to Honeywell for certain Honeywell environmental liabilities ("Reimbursement Agreement"). Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements. In each calendar quarter, our ability to pay dividends and repurchase capital stock, or take other material corporate actions, in such calendar quarter are restricted until any amounts payable under the Reimbursement Agreement in such quarter are paid to Honeywell and we are required to use available restricted payment capacity under our debt agreements to make payments in respect of any such amounts. Payment of deferred amounts and certain other amounts could cause the amount we are required to pay under the Reimbursement Agreement in respect of liabilities arising in any given calendar year to exceed $140 million. All amounts payable under the Reimbursement Agreement are guaranteed by certain of our subsidiaries that act as guarantors under our principal credit agreement, subject to certain exceptions. Under the Reimbursement Agreement, we are subject to certain of the affirmative and negative covenants that are substantially similar to those presently included in our principal credit agreement. Further, pursuant to the Reimbursement Agreement, our ability to (i) amend or enter into waivers under our principal credit agreement or our indenture, (ii) enter into another credit agreement or indenture or make amendments or waivers thereto, or (iii) enter into or amend or waive any provisions under other agreements, in each case, in a manner that would adversely affect the rights of Honeywell under the Reimbursement Agreement, may be limited or subject to Honeywell's prior written consent. The covenants contained in the Reimbursement Agreement and/or the consent right described in the preceding sentence may significantly limit our ability to engage in many types of significant transactions on favorable terms (or at all), including, but not limited to, equity and debt financings, liability management transactions, refinancing transactions, mergers, acquisitions, joint ventures, and other strategic transactions. The Reimbursement Agreement may have material adverse effects on our liquidity and cash flows and on our results of operations, regardless of whether we experience a decline in net revenue. The Reimbursement Agreement may also require us to accrue significant long-term liabilities on our Consolidated Balance Sheets, the amounts of which will be dependent on factors outside our control, including Honeywell's responsibility to manage and determine the outcomes of claims underlying the liabilities. This may have a significant negative impact on the calculation of key financial ratios and other metrics that are important to investors, rating agencies and securities analysts in evaluating our creditworthiness, and the value of our securities. Although we will have access to information regarding these liabilities as we may reasonably request for certain purposes, as well as the ability to participate in periodic standing meetings with Honeywell's remediation management team responsible for management of the underlying claims, the payment obligations under the Reimbursement Agreement relate to legal proceedings, costs and remediation efforts that we will not control, and we accordingly do not expect to be able to make definitive decisions regarding settlements or other outcomes that could influence our potential related exposure.

Regulations and societal actions to respond to global climate change could negatively affect our business.

Responses to climate change may cause a shift away from fossil fuels to alternative power sources such as electricity or alternative fuels such as natural gas/hydrogen mixtures. Many of our thermal solutions are designed for application with oil and gas systems. A shift away from fossil fuels could affect our OEM customers' business and result in a loss of business for them and for us. If we fail to adapt our solutions to alternative power sources, it could have an adverse effect on our business, financial condition, results of operations, and cash flows. Similarly, regulations to drive higher fuel efficiency and requirements to support varying fuel mix could shift business away from us if we fail to adapt our solutions to address these needs in a timely manner.

We have periodically communicated our strategies, commitments and targets related to environmental, social and governance ("ESG") matters through the issuance of an ESG report. Although we are committed to these strategies and targets, we may be unable to achieve them due to impacts on resources, operational costs, regulatory changes and technological advancements. In light of the increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet stakeholder expectations as to our proper role. Any failure or perceived failure by us in this regard could adversely impact our business and reputation.

Risks Relating to Legal and Regulatory Matters

Failure to comply with the broad range of standards, laws and regulations in the jurisdictions in which we operate may result in exposure to substantial disruptions, costs and liabilities.

The laws and regulations impacting us impose complex, stringent and costly compliance activities, including but not limited to environmental, health, and safety protection standards and permitting, labeling and other requirements regarding, among other things, electronic and wireless communications, air emissions, wastewater discharges, the use, handling, and disposal of hazardous or toxic materials, remediation of environmental contamination, data security, data protection and data privacy, consumer protection and working conditions, and benefits for and compensation of our employees. We may also be affected by future standards, laws or regulations, including those imposed in response to cybersecurity, energy, decarbonization, climate change, product functionality, geopolitical, corporate social responsibility, data privacy, artificial intelligence, new types of online advertising or similar concerns. We expect that the growth of our business may depend on our development of new technologies in response to legislation and regulations related to efficiency standards, safety, data privacy and cybersecurity, and environmental concerns. These standards, laws, or regulations may further impact our costs of operation, the sourcing of raw materials, and the manufacture, design, re-design and distribution of our products and place restrictions and other requirements or impediments on the products and solutions we can sell in certain geographical locations. The net revenue and margins of our business are directly impacted by government regulations, including safety, performance and product certification regulations, particularly those driven by customer demands and national approvals, as well as changes in trade agreements, tariffs, and environmental and energy efficiency standards. We may develop unexpected legal contingencies or matters that exceed, or are excluded from, insurance coverage. We are subject to and in the future may be subject to various claims, including legal claims arising in the normal course of business. Such claims may include without limitation employment and benefits claims, product recall, personal injury, network security, breaches of or other non-compliance with cybersecurity, data protection, data privacy or advertising and marketing regulations, or property damage claims resulting from the use of our products, services, or solutions, as well as exposure to hazardous materials, contract disputes, or intellectual property disputes. The actual costs of resolving legal claims may be substantially higher or lower than the level of insurance coverage we hold and/or the amounts accrued for such claims or may be excluded from coverage. In the event of unexpected future developments, it is possible that the ultimate resolutions of such matters could be unfavorable.

Various laws and regulations as well as contracts we have entered into with third parties and our public notices apply to the collection, processing, transfer, disposal, disclosure and security of personal data and other types of regulated data, including obligations concerning clear, accurate and transparent data use practices and advertising that is not misleading. The interpretation and application of many privacy and data protection laws and regulations around the world may be inconsistent with our existing data use, management and retention practices, public descriptions thereof or the features of our products and services. Any such new laws or regulations, any changes to existing laws and regulations and any such interpretation may affect demand for our products and services, impact our ability to effectively transfer data across borders or advertise our products and services in support of our business operations, or increase the cost of providing our products and services. Additionally, any actual or perceived breach of such laws or regulations may subject us to claims and may lead to administrative, civil or criminal liability, as well as fines and reputational harm. We could also be required to fundamentally change our business activities and practices, or modify or re-design our products and services, which could have an adverse effect on our business, financial condition, results of operations, and cash flows. Claims or lawsuits related to cybersecurity, advertising, marketing, data protection or data privacy initiated by governmental bodies, customers or other third parties, whether meritorious or not, could be time consuming, result in costly regulatory proceedings, litigation, penalties and fines, or require us to change our business practices, sometimes in expensive ways, or other potential liabilities. Unfavorable publicity regarding our privacy practices could injure our reputation, harm our ability to keep existing customers or attract new customers or otherwise adversely affect our business, assets, revenue, brands, and reputation.

Changes in laws, regulations or government enforcement of policies concerning the environment, the discovery of previously unknown contamination or new technology or information related to individual contaminated sites owned or operated by Resideo, the establishment of stricter state or federal toxicity standards with respect to certain contaminants, or the imposition of new clean-up requirements or remedial techniques, could require us to incur additional currently unanticipated costs in the future that would have a negative effect on our business, financial condition, results of operations, and cash flows.

We are currently subject to laws and regulations regarding labor, employment and benefits matters, including consultation requirements, and may be subject in the future to government investigations and/or claims, allegations and/or work stoppages in these areas that may have a negative effect on our business operations and/or financial results.

We cannot predict with certainty the outcome of litigation matters, government proceedings, and other contingencies and uncertainties.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, and issue guarantees of third-party obligations. We are also subject to various lawsuits, investigations and disputes arising out of the conduct of our business, including matters relating to public disclosure and reporting, commercial transactions, government contracts, product liability, prior acquisitions and divestitures, labor and employment matters, employee benefit plans, intellectual property, and environmental, health and safety matters.

We have incurred, and may continue to incur, significant costs in connection with some or all of these matters, including in connection with the derivative lawsuits described in *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

On February 3, 2023, we executed a definitive stipulation of settlement to resolve all of the pending lawsuits in relation to the derivative lawsuits. Under the terms of the settlement, we agreed to implement or codify certain corporate governance reforms and reimburse the plaintiffs' attorneys' fees of up to $1.6 million. The U.S. District Court for the District of Minnesota issued an order granting final approval of the settlement, judgment was entered on January 9, 2024 and the action was dismissed with prejudice. The parties filed a joint stipulation and proposed order of dismissal for the Delaware Chancery action, which the court approved.

While we maintain or may otherwise have access to insurance for certain risks, certain risks may be excluded and the amount of our insurance coverage may not be adequate to cover the total amount of all insured claims, legal fees, costs and liabilities and we may have to satisfy high insurance retentions. The incurrence of significant liabilities for which there is no or insufficient insurance coverage (or where there is available insurance but high retention levels) could adversely affect our liquidity and financial condition, results of operations and cash flows.

As described in *Note 15. Commitments and Contingencies* to Consolidated Financial Statements, we are subject to potentially material liabilities related to the investigation and cleanup of environmental hazards and to claims of personal injuries or property damages that may arise from hazardous substance releases and exposures. These liabilities arise out of our current and past operations and the operations and properties of predecessor companies (including off-site waste disposal). We are also subject to potentially material liabilities related to compliance of Resideo owned sites with the requirements of various federal, state, local, and foreign governments that regulate the discharge of materials into the environment and the generation, handling, storage, treatment, and disposal of and exposure to hazardous substances. If we are found to be in violation of these laws and regulations, we may be subject to substantial fines, criminal sanctions, trade restrictions, product recalls, public exposure and be required to install costly equipment or make operational changes to achieve compliance with such laws and regulations.

Risks related to the Spin-Off and our relationships with Honeywell

In connection with the Spin-Off, we entered into the Tax Matters Agreement with Honeywell, pursuant to which we are responsible and will indemnify Honeywell for certain taxes, including certain income taxes, sales taxes, VAT and payroll taxes, relating to the business for all periods, including periods prior to the consummation of the Spin-Off ("Tax Matters Agreement"). Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

The Spin-Off was generally intended by Honeywell to be a tax-free transaction for our stockholders, but any failure to comply with the relevant tax requirements could result in certain of our stockholders incurring substantial tax liabilities. In addition, we may have material payment obligations to Honeywell under the Tax Matters Agreement, including upon the resolution of pending or future disputes with Honeywell regarding the appropriate allocation of tax liabilities incurred in connection with the Spin-Off.

We presently have, and in the future may have, disputes with Honeywell regarding the allocation of tax related liabilities between us and Honeywell under the Tax Matters Agreement. While we maintain reserves for potential liabilities arising under the Tax Matters Agreement, to the extent we are obligated to indemnify Honeywell for tax related liabilities in respect of matters that are not reserved or in excess of reserved amounts, including upon resolution of any dispute with Honeywell, such payments could have a material adverse effect on our business, financial condition and cash flows.

We have certain business conflicts of interest with Honeywell with respect to our past and ongoing relationships. In addition, the agreements that we entered into with Honeywell in connection with the Spin-Off impose significant restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests, and we may from time to time have disputes with Honeywell under such agreements that could have a material impact on our business and operations.

Conflicts of interest may or have arisen with Honeywell in a number of areas relating to our past and ongoing relationships, including:

- tax, employee benefit, indemnification and other matters arising from our separation from Honeywell;
- intellectual property matters;
- interpretations of contractual arrangements; and
- business combinations involving our Company.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with a party other than our former parent company.

The agreements that we entered into with Honeywell in connection with the Spin-Off may impose significant restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests. As described in more detail in *Note 15. Commitments and Contingencies* to Consolidated Financial Statements, the Reimbursement Agreement imposes material restrictions on our business and operations, including limitations or impediments on our ability to separate or otherwise divest businesses and modify or waive the terms of certain agreements in a manner that would adversely affect the rights of Honeywell under the Reimbursement Agreement. In addition, the Trademark Agreement is terminable by Honeywell under certain circumstances, including if we fail to comply with all material obligations, including the payment obligations, set forth in the Reimbursement Agreement. The Trademark Agreement also automatically terminates upon the occurrence of a change of control of Resideo that is not approved by Honeywell, and automatically terminates as to any subsidiary of Resideo upon it ceasing to be a wholly owned subsidiary of Resideo. Any termination of the Trademark Agreement could have a material adverse effect on our business, financial condition, cash flows, and reputation. In addition, the provisions of the Trademark Agreement in respect of a change of control of Resideo or the sale of any interests in any subsidiary of Resideo may impact our ability to enter into transactions that are otherwise in the best interests of our stockholders.

We and Honeywell also have had and may in the future have disputes under the agreements and related exhibits entered into in connection with the Spin-Off. In addition, because of their former positions with Honeywell, certain of our executive officers and directors, including the Chairman of the Board, own equity interests in Honeywell. Continuing ownership of Honeywell stock and equity awards could appear to create potential conflicts of interest if our Company and Honeywell face decisions that could have implications for both our Company and Honeywell.

The terms of our debt documents may impose restrictions on our business and our operations require substantial capital and we may not be able to obtain additional capital that we need in the future on favorable terms or at all.

The terms of our varied indebtedness include a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests, including actions such as incurring additional indebtedness, paying dividends, making investments or acquisitions, selling or transferring certain assets and other corporate actions. If market changes, economic downturns, or other negative events occur, our ability to comply with these covenants may be impaired and waivers from our lenders may not be provided. A breach of any of these covenants could result in an event of default under the terms of our indebtedness, giving lenders the right to accelerate the repayment of such debt, which could adversely affect our business, financial condition, results of operations, and cash flows. Additionally, we might not have, or be able to obtain, sufficient funds to make these accelerated payments, and lenders could then proceed against any collateral. Any subsequent replacement of the agreements governing such indebtedness, or any new indebtedness could have similar or greater restrictions. As a result of these restrictions, we may be limited in how we conduct our business and pursue our strategy, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

We may require additional capital in the future to finance our growth and development, upgrade and improve our manufacturing capabilities, implement further marketing and sales activities, fund ongoing research and development activities, satisfy regulatory and environmental compliance obligations and national approvals requirements, satisfy obligations under the Reimbursement Agreement, fund acquisitions and meet general working capital needs. If our access to capital were to become constrained significantly, or if costs of capital increased significantly, due to lowered credit ratings, increased interest rates, prevailing business conditions, financial leverage, the volatility of the capital markets, decreased investor interest or other factors, our business, financial condition, results of operations and cash flows could be adversely affected and our ability to fund future development and acquisition activities could be impacted.

We believe that we have adequate capital resources to meet our projected operating needs, capital expenditures and other cash requirements, including payments to Honeywell under the Reimbursement Agreement. However, we may need additional capital resources in the future and if we are unable to obtain sufficient resources for our operating needs, capital expenditures and other cash requirements for any reason, our business, financial condition and results of operations could be adversely affected.

Risks Relating to Our Common Stock and the Securities Market

Our stock price has been volatile; stockholder's percentage ownership in our Company may be diluted in the future.

The market price of our common stock has been volatile in the past and may be volatile in the future. The market price of our common stock may be significantly affected by the following factors: actual or anticipated fluctuations in our operating results; changes in financial estimates by securities analysts or our failure to perform in line with such estimates; announcements by us or our competitors of significant technical innovations, acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments; the loss of, or decrease in sales to, one or more key customers; global macroeconomic conditions; and departures of key personnel.

A stockholder's percentage ownership in our Company may be diluted in the future because of common stock-based equity awards that we have granted and expect to grant in the future in accordance with our 2018 Stock Incentive Plan for the benefit of certain employees and other service providers, as well as our equity plan for our non-employee directors. In addition, we may issue additional equity as necessary to finance our ongoing operations and future acquisitions.

In addition, our Amended and Restated Certificate of Incorporation ("our Certificate") authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock, which may have preferences over our common stock with respect to dividends and distributions, as our Board may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of our common stock. In addition, we may pursue acquisition opportunities for which the consideration thereof may consist partially or entirely of newly issued shares of our common stock and such transactions would dilute the voting power and/or reduce the value of our common stock.

Certain provisions in our governing documents may discourage takeovers.

Several provisions of our governing documents and Delaware law may discourage, delay or prevent a merger or acquisition. These provisions include, among others, that our stockholders are not permitted to act by written consent; advance notice requirements for stockholder nominations and proposals; limitations on the persons who may call special meetings of stockholders and limitations on our ability to enter into business combination transactions.

These and other provisions of our governing documents and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of our Company, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

General Risk Factors

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could adversely affect our business, financial condition, results of operations, and cash flows.

Due to the complex nature of our business, our future performance is highly dependent upon the continued services of our employees and management who have significant industry expertise, including our engineering and design personnel and trained sales force. Our performance is also dependent on the development of additional personnel and the hiring of new qualified engineering, design, manufacturing, marketing, sales and management personnel for our operations. Competition for qualified personnel in our markets is intense, many locations in which we operate have seen competition for talent and increases in wages, and we may not be successful in attracting or retaining qualified personnel. The loss of key employees, our inability to attract new qualified employees or adequately train employees, or the delay in hiring key personnel could negatively affect our business, financial condition, results of operations and cash flows.

Our effective tax rate will be affected by factors including changes in tax rules, and in the interpretation and application of those rules, in the countries in which we operate.

Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in tax laws, regulations and judicial rulings (or changes in the interpretation thereof), changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, changes in the accrual balance of the Reimbursement Agreement, changes in the amount of earnings permanently reinvested offshore, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures, and various other governmental enforcement initiatives. Our tax expense includes estimates of tax reserves and reflects other estimates and assumptions, including assessments of our future earnings which could impact the valuation of our deferred tax assets. Changes in tax laws or regulations, including multi-jurisdictional changes enacted in response to the guidelines provided by the Organization for Economic Co-operation and Development to address base erosion and profit shifting will increase tax uncertainty and may adversely impact our provision for income taxes. For example, the Organization for Economic Co-operation and Development has enacted model rules for a new global minimum tax ("Pillar Two"), and many governments around the world have enacted, or are in the process of enacting, legislation on these rules, which may adversely impact our effective tax rate.

Currency exchange rate fluctuations and financial counterparty risks may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates. Refer to *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*. Approximately 24% of our 2023 net revenue was derived outside the U.S., and we expect sales to non-U.S. customers to continue to represent a similar portion of our consolidated net revenue. A significant amount of our payment obligations, including pursuant to the Reimbursement Agreement, Tax Matters Agreement, and our debt obligations are denominated in U.S. dollars, which exposes us to foreign exchange risk. Finally, we generate significant amounts of cash outside of the U.S. that are invested with foreign financial counterparties.

Although we may enter into currency exchange contracts to reduce our risk related to currency exchange fluctuations, changes in the relative fair values of currencies occur from time to time and may, in some instances, have a material impact on our operations. We do not currently, but may in the future, hedge against our currency exposure and, therefore, our business will continue to be susceptible to currency fluctuations. While we employ comprehensive controls regarding global cash management to guard against cash or investment loss and to ensure our ability to fund our operations and commitments, a material disruption to the counterparties with whom we transact business could expose us to financial loss.

We also translate assets, liabilities, revenue and expenses denominated in non-U.S. dollar currencies into U.S. dollars for our Consolidated Financial Statements based on applicable exchange rates. Consequently, fluctuations in the value of the U.S. dollar compared to other currencies may have a material impact on the value of these items in our Consolidated Financial Statements, even if their value has not changed in their original currency.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

The Sarbanes-Oxley Act of 2002 requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. If we are not able to comply with the requirements of Section 404 thereunder in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by SEC or other regulatory authorities, which would require additional financial and management resources.

Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.

If our goodwill, other intangible assets and long-lived assets become impaired, we may be required to record a significant charge to earnings.

We test, at least annually, the carrying value of goodwill for impairment, as discussed in *Note 2. Summary of Significant Accounting Policies* to Consolidated Financial Statements. We review other intangible assets and long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. If the assumptions used in our analysis are not realized or if there was an adverse change in facts and circumstances, it is possible that an impairment expense may need to be recorded in the future. If the fair value of our reporting units falls below their carrying amounts because of reduced operating performance, market declines, changes in the discount rate, or other conditions, expenses for impairment may be necessary. Any such expenses may have a material negative impact on our results of operations. There were no material impairment expenses taken during the years ended December 31, 2023, 2022, and 2021.

We may be required to make significant cash contributions to our defined benefit pension plans.

We sponsor defined benefit pension plans under which certain eligible employees will earn pension benefits. We have plans in several countries including the U.S., the terms of which require that such qualified defined benefit pension plans maintain certain capitalization levels. Changes in discount rates and actual asset returns different than our anticipated asset returns can result in significant non-cash actuarial gains or losses. With regard to cash pension contributions, funding requirements for our pension plans are largely dependent upon interest rates, actual investment returns on pension assets and the impact of legislative or regulatory changes related to pension funding obligations. Our pension plan contributions may be material and could adversely impact our financial condition, cash flows, and results of operations. We may need to make pension plan contributions in future periods sufficient to satisfy funding requirements.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We have implemented an Enterprise Risk Management ("ERM") program, managed by members of senior management, to identify, assess and monitor key risks that are aligned with our strategic and business objectives. Our policies and processes are based on recognized frameworks established by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization and other applicable industry standards. We apply NIST best practices in how we implement security and privacy controls. We use NIST to define our practice in conducting risk assessments as well as to define our approach in managing internet of things ("IOT") device security. We have identified various cybersecurity risks that could adversely affect our business, results of operations and financial condition, including violation of privacy laws; intellectual property theft; fraud; business interruption or ransomware; harm to customers or employees; and other legal and reputational risks.

Our Chief Information Security Officer ("CISO") oversees our information security program, leading a team responsible for enterprise-wide cybersecurity strategy, policy, process, standards, and architecture. Our CISO holds an MBA in technology management and has over twenty-five years of technology leadership experience, along with other certifications in efficiency and project management. Beyond the CISO, the security team in charge of incident management has a strong bench of experienced information security practitioners holding diverse degrees in science, technology, computer science and mathematics. Members of the operations team have certifications such as the Certified Information Systems Security Professional ("CISSP"), Certified Information Security Manager ("CISM"), Offensive Security Certified Professional ("OSCP"), Certified Ethical Hacker and many more. They all come from backgrounds that complement professions in security and all of them have at least several years of industry experience.

Internal and external experts regularly evaluate our information security program, with results reported to senior management and our Board of Directors. We actively collaborate with vendors, industry experts, and intelligence and law enforcement communities to continually assess and enhance the effectiveness of our information security policies and procedures.

We follow a structured framework linked to specific security standards and the procedural practices that the security team employs in supporting associated activities. Our information security team works closely with our managed security service provider to triage identified anomalies and alerts that are raised as risks and work across the company to validate the risk and act as deemed appropriate. The global security operations center ("SOC") within the CISO's organization is responsible for incident management including identification, assessment of initial threat, notification of key stakeholders, containment, remediation, and recovery. We have a cross-functional team prepared to respond in a timely manner to the incident and assess our obligations when incidents occur.

We use technical safeguards to protect our systems from cybersecurity threats, including firewalls and access controls. As part of our risk management practice, and given the rapidly changing regulatory landscape, we focus on making relevant privacy and cybersecurity training available to all employees, this includes mandatory training for all users on privacy and security best practices, as well as awareness training tied to our phishing campaigns. Topics included in our yearly training include best practices in password hygiene, phishing awareness, data privacy and other focus areas. We periodically test our policies and practices to guard against cybersecurity threats and engage in audits, threat modeling, vulnerability testing and table top exercises.

We have an established practice to oversee and manage third-party service providers in order to protect our interests related to cybersecurity threats. The Contract and Procurement Security Services ("CPSS") process has several key requirements of third-party vendors who manage or control our electronic information resources to ensure they protect our interests in cybersecurity, including: adherence to cybersecurity best practices, such as the NIST Cybersecurity Framework; completion of a security assessment questionnaire prior to any contract execution; and through application of our GRC (Governance, Risk, and Compliance) Tool, which triggers automatic annual security reviews of vendors. The security compliance team within the CISO's organization actively reviews and assesses the third party's responses and takes appropriate actions based on the responses.

We continue to evaluate and enhance our systems, controls, and processes where possible, including in response to actual or perceived threats specific to us or experienced by other companies.

The Board and the committees of the Board oversee our risk profile and exposures relating to matters within the scope of their authority. Among other matters, the Audit Committee is charged with oversight of Resideo's risks relating to enterprise-wide cybersecurity, including review of the state of the Company's cybersecurity policies and programs and steps management has taken to monitor and control such exposures. Cybersecurity review with the CISO is a regular standing calendar item of the Audit Committee in connection with its overall ERM program oversight. In addition, our Information and Technology Committee coordinates with Audit Committee on the oversight of our product technology and software cybersecurity program. The Audit Committee and Information and Technology Committee, together with the CISO, provide the full Board with visibility into the risks that impact us and the plans to mitigate them. The CISO's reports to the committees and the Board include insights on operations, business cyber risks, emerging threats and key strategic initiatives driving improved security capabilities, and special topics around what the Company is doing to strengthen Resideo's security posture.

Item 2. Properties

Our corporate headquarters is located in Scottsdale, Arizona.

The Products and Solutions segment owns or leases 20 manufacturing sites and 3 warehouses. The ADI Global Distribution segment owns or leases 169 stocking locations and 5 warehouses. The Corporate segment leases 3 sites. There is 1 warehouse and 55 other sites owned or leased by both the Products and Solutions and ADI Global Distribution segments, including offices and engineering, and lab sites used by the Products and Solutions segment.

The following table shows the regional distribution of these sites:

	Americas	Asia Pacific	EMEA
Sites	166	9	81

We also sublease 1 site that includes office and engineering space from Honeywell, which is included above. In addition, 27 warehouses are operated by third parties. Honeywell also leases or subleases 4 manufacturing sites and other sites, with office and warehouse space, from us.

We believe our properties are adequate and suitable for our business as presently conducted and are adequately maintained.

Item 3. Legal Proceedings

We are subject to various lawsuits, investigations and disputes arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, prior acquisitions and divestitures, employee matters, intellectual property, and environmental, health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments of outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. We do not currently believe that such matters are material to our results of operations.

Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "REZI." On February 2, 2024, there were 34,908 holders of record of our common stock and the closing price of our common stock on the New York Stock Exchange was $17.10 per share. As of February 2, 2024, approximately 145 million shares of our common stock were outstanding.

Dividends

We have never declared or paid any cash dividends on our common stock and we currently do not intend to pay cash dividends. We currently expect to retain any future earnings to fund the operation and expansion of our business, pay back debt obligations or to repurchase our common stock. The Board's decision regarding any future payment of dividends will depend on the consideration of many factors, including our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, obligations under the Reimbursement Agreement, legal requirements, regulatory constraints, and other factors that the Board deems relevant. Additionally, the terms of the indebtedness we incurred in connection with the Spin-Off, obligations under the Reimbursement Agreement and other amounts owed to Honeywell under the Tax Matters Agreement, Trademark License and Patent Cross-License Agreements, will limit our ability to pay cash dividends.

Issuer Purchases of Equity Securities

The following table summarizes information with respect to the purchase of our common stock during the three months ended December 31, 2023.

| | Share Repurchases [1] | | | |
Period	Total Number of Shares Purchased (thousands) [2]	Average Price Paid per Share Excluding Commissions	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (thousands)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (millions)
October 1, 2023 to October 28, 2023	12	$ 15.72	12	$ 120
October 29, 2023 to November 25, 2023	550	$ 16.03	550	$ 111
November 26, 2023 to December 31, 2023	157	$ 16.36	157	$ 109
Total	719	$ 16.15	719	

[1] This table does not include the value of equity awards surrendered to satisfy tax withholding obligations or forfeitures of equity awards.
[2] Refer to *Note 20. Stockholders' Equity* to the Consolidated Financial Statements for information about the share repurchase program.

Stock Performance

The following graph shows a comparison through December 31, 2023 of the cumulative total returns for (i) our common stock, (ii) the S&P Small Cap 600 Total Return Index and (iii) the S&P 400 Industrials assuming an initial investment of $100 in the stock or the index on December 31, 2018 and reinvestment of all dividends. This graph covers the period from December 31, 2018 through December 31, 2023. The returns in the graph are not intended to forecast or be indicative of possible future performance of our common stock.

Resideo Technologies, Inc.



Item 6. [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
(In millions, except per share amounts)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to help you understand the results of our operations and financial condition for the three years ended December 31, 2023, and should be read in conjunction with the Consolidated Financial Statements and the notes thereto contained elsewhere in this Form 10-K.

Overview and Business Trends

We are a leading global manufacturer and distributor of technology-driven products and solutions that help homeowners and businesses stay connected and in control of their comfort, security and energy use. We are a leader in the home heating, ventilation and air conditioning controls markets, smoke and carbon monoxide detection home safety and fire suppression products, and security markets. We have a global footprint serving commercial and residential end-markets. We manage our business operations through two operating segments, Products and Solutions and ADI Global Distribution. The Products and Solutions operating segment, consistent with our industry, has a higher gross and operating profit profile in comparison to the ADI Global Distribution operating segment.

Our Products and Solutions operating segment offerings include temperature and humidity control, energy products and solutions, water and air solutions, smoke and carbon monoxide detection home safety products, security panels, sensors, peripherals, communications devices, video cameras, other home-related lifestyle convenience solutions, cloud infrastructure, installation and maintenance tools, and related software.

Our ADI Global Distribution business is a leading wholesale distributor of low-voltage products including access control, fire detection, security, and video products and participates significantly in the broader related markets of audio, communications, data communications, networking, power, ProAV, smart home, and wire and cable. Our ADI Global Distribution strategy is focused on growth in our omni-channel presence, expansion into adjacent markets, and continued enhancements to our value-add services to support our professional installers' efficiency and profitability.

Our financial performance is influenced by macroeconomic factors such as repair and remodeling activity, residential and non-residential construction, employment rates, interest rates and bank lending standards, supply chain dynamics, and the overall macroeconomic environment. The ongoing uncertainty and volatility in the global macroeconomic conditions have affected and could continue to affect our visibility toward future performance. While we believe supply chain and logistics will continue to normalize over 2024, customer demand continues to moderate as inventories rebalance over the period and uncertainties remain including the potential for changes in inflation and interest rates, increased labor costs, reduced consumer spending due to softening labor markets, elevated mortgage rates, unfavorable foreign currency impacts from a stronger U.S. dollar, and potential market and other disruption from the ongoing conflict between Russia and Ukraine as well as the Middle East crisis between Hamas and Israel.

Current Period Highlights

- Net revenue of $6.24 billion in 2023, down 2% from $6.37 billion in 2022

- Gross profit margin of 27.2%, compared to 27.7% in the prior year comparable period

- Income from operations of $547 million, or 8.8% of revenue, compared to $611 million, or 9.6% of revenue in 2022, including restructuring and impairment expenses of $42 million and $35 million in 2023 and 2022, respectively

- Fully diluted earnings per share of $1.42, compared to $1.90 per share in the same period last year

- Cash Flow From Operations was $440 million in 2023 as compared to $152 million in 2022

Outlook

Expectations for key macro trends expected to impact our business in 2024 include residential repair and remodel activity flat to down low-single-digits year-over-year, residential new construction starts expected to grow low to mid-single digits. We expect ADI's key commercial markets to grow low-single-digits with continued headwinds in the residential security business. We expect these trends to support our 2024 year-over-year revenue outlook of flat to down low single-digits.

Recent Developments

On January 23, 2023, we acquired 100% of the outstanding equity of BTX Technologies, Inc., a leading distributor of professional audio, video, data communications and broadcast equipment. This acquisition will allow ADI to further expand our ProAV and private brand offerings across North America.

During the third quarter of 2023, we announced a restructuring program to align our cost structure with market conditions. For the twelve months ended December 31, 2023, we recognized restructuring and impairment expenses of $42 million. These expenses primarily related to workforce reductions.

On August 3, 2023, we announced that our Board of Directors authorized a share repurchase program for the repurchase of up to $150 million of our common stock over an unlimited time period. During the twelve months ended December 31, 2023, we repurchased 2.6 million shares of common stock in the open market at a total cost of $41 million.

On August 9, 2023, we acquired 100% of the outstanding equity of Sfty SA, a developer of cloud-based services providing alerts to multifamily homes and property managers with smoke, carbon monoxide and water leak detection products. This acquisition will allow us to further expand our safety and security service offerings in the Products and Solutions business segment.

On October 16, 2023, we sold the Genesis Cable business in a cash transaction for $86 million, subject to working capital and other closing adjustments. We recognized a pre-tax gain of $18 million in other expenses, net in our Consolidated Statements of Operations, which includes $5 million of divestiture related costs. The divested business did not represent a strategic shift that has a major effect on our operations and financial results, and, as such, it was not presented as discontinued operations.

Results of Operations

This section of the Form 10-K discusses fiscal 2023 and fiscal 2022 items and year-over-year comparisons of these periods. Discussions of fiscal 2021 items and year-over-year comparisons between fiscal 2022 and fiscal 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in the Company's 2022 Annual Report on Form 10-K filed February 21, 2023.

The following table represents results of operations on a consolidated basis for the periods indicated:

(in millions, except per share data and percentages)		2023		2022		$ change	% change
		Years Ended December 31,					
Net revenue	$	6,242	$	6,370	$	(128)	(2.0)%
Cost of goods sold		4,546		4,604		(58)	(1.3)%
Gross profit		1,696		1,766		(70)	(4.0)%
Gross Profit %		*27.2 %*		*27.7 %*			(50) bps
Operating expenses:							
Research and development expenses		109		111		(2)	(1.8)%
Selling, general and administrative expenses		960		974		(14)	(1.4)%
Intangible asset amortization		38		35		3	8.6 %
Restructuring and impairment expenses		42		35		7	20.0 %
Total operating expenses		1,149		1,155		(6)	(0.5)%
Income from operations		547		611		(64)	(10.5)%
Other expenses, net		169		139		30	21.6 %
Interest expense, net		65		54		11	20.4 %
Income before taxes		313		418		(105)	(25.1)%
Provision for income taxes		103		135		(32)	(23.7)%
Net income		210		283		(73)	(25.8)%
Earnings per share:							
Basic	$	1.43	$	1.94	$	(0.52)	(26.5)%
Diluted	$	1.42	$	1.90	$	(0.49)	(25.5)%

Net Revenue

Net revenue for the year ended December 31, 2023 was $6,242 million, a decrease of $128 million, or 2.0%, from the prior year, driven primarily by lower volume of $414 million and unfavorable foreign exchange fluctuations of $10 million. Partially offsetting these decreases were $153 million from acquisitions and higher selling prices of $143 million across both segments.

Gross Profit

The chart below presents the drivers of the gross profit variance from the year ended December 31, 2022 to December 31, 2023.



Gross profit dollars decreased in 2023 as noted in the chart above. Gross margin of 27.2% was 50 bps lower when compared to 27.7% in the prior year primarily due to lower unit volume and unfavorable product mix.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2023, were $109 million, a decrease of $2 million as compared to the same period in 2022. The decrease was primarily driven by net cost savings of $5 million offset by additional research and development costs of $3 million from the acquisition of First Alert, Inc. in first quarter of 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2023, were $960 million, a decrease of $14 million, or 1.4%, as compared to the same period in 2022. The decrease was driven by cost savings from restructuring actions of $42 million that more than offset $18 million in costs related to the inclusion of First Alert, Inc. and $10 million of transaction costs incurred in the first quarter of 2022.

Resideo Technologies, Inc.

Restructuring and Impairment Expenses

In the fourth quarter of 2022, and throughout 2023, we have taken actions to lower costs, increase margins and position us for growth resulting in restructuring and impairment expenses of $35 million and $42 million, respectively. We expect to fully execute our restructuring initiatives and programs over the next 12 to 24 months.

Restructuring and impairment expenses were allocated among our segments as follows:

	December 31,	
(in millions)	**2023**	**2022**
Products and Solutions	$ 27	$ 29
ADI Global Distribution	12	2
Corporate	3	4
Restructuring and impairment expenses	$ 42	$ 35

Intangible Asset Amortization

Intangible asset amortization increased $3 million for the year ended December 31, 2023, as compared to the same period in 2022 due to the increased amortization costs primarily due to intangibles obtained through acquisition activities. For further information refer to *Note 9. Goodwill and Intangible Assets, net* to Consolidated Financial Statements.

Other Expenses, Net

Other expenses, net increased $30 million for the year ended December 31, 2023, as compared to the same period in 2022 due to increased Reimbursement Agreement expenses as noted in *Note 15. Commitments and Contingencies*. Other expenses, net includes $18 million gain recorded in connection with the sale of the Genesis Cable business.

Interest Expense, Net

Interest expense, net increased $11 million for the year ended December 31, 2023 as compared to the same period in 2022, due to higher interest rates in 2023 compared to 2022 and additional borrowings of $200 million in March 2022 under A&R Credit Agreement.

Tax Expense

Income tax expense of $103 million for the year ended December 31, 2023, includes $16 million of discrete tax benefit. The effective tax rate for the year ended December 31, 2023, excluding discrete tax benefits of $16 million, was 37.9% versus 33.7% for the same period in 2022, which excluded a discrete tax benefit of $6 million.

Income tax expense decreased for the year ended December 31, 2023, primarily due to a decrease in pre-tax earnings and a change in the tax basis of foreign assets. The increase in the overall effective tax rate was primarily driven by non-deductible indemnification costs, other non-deductible expenses, and U.S. taxation of foreign earnings.

Segment Results of Operations

Products and Solutions

The chart below presents net revenue and income from operations for the years ended December 31, 2023 and 2022.



Products and Solutions revenue decreased $111 million, or 4%, mainly due to lower sales volume of $307 million and unfavorable foreign exchange fluctuations of $5 million, partially offset by price increases of $102 million and $99 million of revenue from First Alert, Inc. Income from operations decreased $32 million, or 6.1%, from the same period in 2022, primarily due to lower sales volume of $166 million, restructuring expense of $27 million, and unfavorable price/mix of $38 million from mix shifts to lower priced products. Partially offsetting the unfavorable impacts to income from operations were $97 million of lower manufacturing input costs, primarily material and freight, due to the inflationary environment stabilizing and $20 million from the First Alert, Inc. acquisition.

ADI Global Distribution

The chart below presents net revenue and income from operations for the years ended December 31, 2023 and 2022.



ADI Global Distribution net revenue decreased $17 million, or 0.5%, driven by lower volume of $108 million, primarily in sales of residential security and AV categories, and $5 million of unfavorable foreign exchange fluctuations, partially offset by $55 million of revenue due to acquisitions and $41 million from price increases. Income from operations decreased $43 million, or 14%, due to $23 million of higher input costs, primarily material, $17 million of lower sales volume, and $12 million of restructuring expenses, slightly offset by other favorable impacts of $7 million.

Corporate

Corporate costs for the year ended December 31, 2023, were $218 million, a decrease of $11 million, or 5%, from $229 million in the same period of 2022. The decrease was primarily due to the cost savings actions offsetting incremental selling, general and administrative costs from the acquisition of First Alert, Inc, which totaled $11 million.

Capital Resources and Liquidity

As of December 31, 2023, total cash and cash equivalents were $636 million, of which 50% were held by foreign subsidiaries. Our liquidity is primarily dependent on our ability to continue to generate positive cash flows from operations, supplemented by external sources of capital as needed.

Additional liquidity may also be provided through access to the capital markets and our five-year senior secured revolving credit facility in an aggregate principal amount of $500 million (the "A&R Revolving Credit Facility").

Liquidity

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects, potential acquisitions of companies or technologies and the expansion of our sales and marketing activities. We may enter into acquisitions or strategic arrangements in the future, which also could require us to seek additional equity or debt financing. While we may elect to seek additional funding at any time, we believe our existing cash, cash equivalents and availability under our credit facilities are sufficient to meet our capital requirements through at least the next 12 months and the longer term.

We may from time to time take steps to reduce our debt or otherwise improve our financial position. These actions could include prepayments, open market debt repurchases, negotiated repurchases, other redemptions or retirements of outstanding debt, opportunistic refinancing of debt, raising additional capital or divesting certain assets. The amount of prepayments or the amount of debt that may be refinanced, repurchased or otherwise retired, if any, will depend on market conditions, trading levels of our debt, our cash position, compliance with debt covenants and other considerations. Our affiliates may also purchase our debt from time to time through open market purchases or other transactions. In such cases, our debt may not be retired, in which case we would continue to pay interest in accordance with the terms of the debt, and we would continue to reflect the debt as outstanding on our Consolidated Balance Sheets.

Credit Agreement

On February 12, 2021, we entered into an Amendment and Restatement Agreement with JP Morgan Chase Bank N.A. as administrative agent (the "A&R Credit Agreement"). This agreement effectively replaced our previous senior secured credit facilities.

On March 28, 2022, we entered into a First Amendment, which amended the A&R Credit Agreement to include an additional aggregate principal amount of $200 million in loans.

On June 30, 2023, we entered into a Second Amendment, which amended the A&R Credit Agreement to replace the interest rate reference rate of LIBOR with the secured overnight financing rate ("SOFR").

Refer to *Note 11. Long-Term Debt* and *Note 12. Derivative Financial Instruments* to the Consolidated Financial Statements for a description of our debt obligations and the timing of future principal and interest payments, including impacts from our Swap Agreements.

Senior Notes due 2029

On August 26, 2021, we issued $300 million in principal amount of 4% senior unsecured notes due in 2029 ("the Senior Notes due 2029"). The Senior Notes due 2029 are senior unsecured obligations of Resideo guaranteed by our existing and future domestic subsidiaries, rank equally with all of our senior unsecured debt, and are senior to all of our subordinated debt.

As of December 31, 2023, we had $1,419 million of long-term debt outstanding under our A&R Credit Agreement and Senior Notes due 2029, of which $12 million is due in the next 12 months. Refer to *Note 11. Long-Term Debt* to Consolidated Financial Statements.

Share Repurchase Program

On August 3, 2023, we announced that our Board of Directors authorized a share repurchase program for the repurchase of up to $150 million of our common stock over an unlimited time period. During the twelve months ended December 31, 2023, we repurchased 2.6 million shares of common stock in the open market at a total cost of $41 million. As of December 31, 2023, we had approximately $109 million of authorized repurchases remaining under the share repurchase program.

Cash Flow Summary for the Years Ended December 31, 2023 and 2022

Our cash flows from operating, investing and financing activities for the years ended December 31, 2023 and 2022, as reflected in the audited Consolidated Financial Statements are summarized as follows:

| | | Years Ended December 31, | |
	2023	2022	$ change
Cash provided by (used for) operating activities:			
Operating activities	$ 440	$ 152	$ 288
Investing activities	(44)	(764)	720
Financing activities	(64)	170	(234)
Effect of exchange rate changes on cash	(24)	(8)	(16)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 308	$ (450)	$ 758

2023 compared with 2022

Net cash provided by operating activities for the year ended December 31, 2023, was $440 million. Compared to the prior year, net cash provided by operating activities increased $288 million primarily due to decreases in cash flows related to accounts receivable, inventory, and other current assets of $277 million, an increase in cash flows related to accounts payable and accrued liabilities of $48 million and an increase in other, net of $76 million primarily due to an increase in long-term liabilities. Those amounts were partially offset by a decrease in net income of $73 million.

Net cash used for investing activities for the year ended December 31, 2023 was $44 million, a decrease of $720 million compared to the prior year, primarily due to a decrease in acquisitions of $649 million resulting from the First Alert, Inc acquisition occurring in the prior year. During the fourth quarter of 2023, we also received $86 million in proceeds from the sale of Genesis. These amounts were offset by a decrease in capital expenditures of $20 million from 2022 to 2023.

Net cash used for financing activities was $64 million during the year ended December 31, 2023, a decrease of $234 million compared to 2022, primarily due to the $200 million of proceeds from the A&R Credit Agreement to support the First Alert, Inc. acquisition in 2022, partially offset by $41 million of common stock repurchases under our share repurchase program during 2023.

Contractual Obligations and Probable Liability Payments

In addition to our long-term debt discussed above, our material cash requirements include the following contractual obligations.

Reimbursement Agreement Payments

In connection with the Spin-Off, we entered into the Reimbursement Agreement with Honeywell. As of December 31, 2023, a liability of $652 million was deemed probable and reasonably estimable; however, it is possible we could pay $140 million per year (exclusive of any late payment fees up to 5% per annum) until the earlier of: (1) December 31, 2043; or (2) December 31, of the third consecutive year during which the annual reimbursement obligation (including in respect of deferred payment amounts) has been less than $25 million. During the year ended December 31, 2023, we paid Honeywell

$140 million under this agreement. For further discussion on the Reimbursement Agreement refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

Environmental Liability

We make environmental liability payments for sites which we own and are directly responsible for. As of December 31, 2023, $22 million was deemed probable and reasonably estimable.

Operating Leases

We have operating lease arrangements for the majority of our manufacturing sites, offices, engineering and lab sites, stocking locations, warehouses, automobiles, and certain equipment. As of December 31, 2023, we had operating lease payment obligations of $205 million, with $39 million payable within 12 months.

Purchase Obligations

We enter into purchase obligations with various vendors in the normal course of business. As of December 31, 2023, we had purchase obligations of $342 million, with $142 million payable within 12 months.

Capital Expenditures

We believe our capital spending in recent years has been sufficient to maintain efficient production capacity, to implement important product and process redesigns and to expand capacity to meet increased demand. Productivity projects have freed up capacity in our manufacturing facilities and are expected to continue to do so. We expect to continue investing to expand and modernize our existing facilities and to create capacity for new product development.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, net revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Estimates

Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We review our critical accounting policies throughout the year. We consider the accounting policies discussed below to be critical to the understanding of our Consolidated Financial Statements. Actual results could differ from our estimates and assumptions. Refer to *Note 2. Summary of Significant Accounting Policies* to Consolidated Financial Statements.

Goodwill

We review the carrying values of goodwill and identifiable intangibles whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually, on the first day of the fourth quarter. If the carrying value of a reporting unit exceeds its fair value, we record a goodwill impairment loss as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit. Refer to *Note 9. Goodwill and Intangible Assets, net* to Consolidated Financial Statements.

Warranties and Guarantees

Expected warranty costs for products sold are recognized based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on factors such as past experience, length of the warranty and various other considerations. Costs of product recalls, which may include the cost of the product being replaced as well as the customer's cost of the recall, including labor to remove and replace the recalled part, are accrued as part of the warranty accrual at the time an obligation becomes probable and can be reasonably estimated. We periodically adjust these provisions to reflect actual experience and other facts and circumstances that impact the status of existing claims. Refer to *Note 15. Commitments and Contingencies* for additional information.

Revenue

We enter into contracts that pertain to products, which are accounted for as separate performance obligations and are typically one year or less in duration. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, typically each product sold to a customer represents a distinct performance obligation. Revenue is measured as the amount of consideration expected to be received in exchange for our products. We recognize the majority of our revenue from performance obligations outlined in contracts with our customers that are satisfied at a point in time, generally when the product has shipped from our facility and control has transferred to the customer. For certain products, it is industry practice that customers take title to products upon delivery, at which time revenue is then recognized. Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed upon with various customers, which are typically earned by the customer over an annual period.

Revenue is adjusted for variable consideration, which includes customer volume rebates and prompt payment discounts. We measure variable consideration by estimating expected outcomes using analysis and inputs based upon anticipated performance, historical data, and current and forecasted information. Customer returns are recorded as a reduction to sales on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. We generally estimate customer returns based upon the time lag that historically occurs between the sale date and the return date, while also factoring in any new business conditions that might impact the historical analysis such as new product introduction. Measurement of variable consideration is reviewed by management periodically and revenue is adjusted accordingly. We do not have significant financing components. Refer to *Note 5. Revenue Recognition* to Consolidated Financial Statements.

Reimbursement Agreement

In connection with the Spin-Off, we entered into the Reimbursement Agreement, pursuant to which we have an obligation to make cash payments to Honeywell in amounts equal to 90% of payments, which include amounts billed, with respect to certain environmental claims, remediation and, to the extent arising after the Spin-Off, hazardous exposure or toxic tort claims, in each case, including consequential damages (the liabilities) in respect to specified Honeywell properties contaminated through historical business operations prior to the Spin-Off (Honeywell Sites), including the legal and other costs of defending and resolving such liabilities, less 90% of Honeywell's net insurance receipts relating to such liabilities, and less 90% of the net proceeds received by Honeywell in connection with (i) affirmative claims relating to such liabilities, (ii) contributions by other parties relating to such liabilities and (iii) certain property sales. The amount payable in respect of such liabilities arising in any given year is subject to a cap of $140 million. Reimbursement Agreement expenses are presented within other expense, net in the Consolidated Statements of Operations and within other accrued liabilities payable under Indemnification Agreements in the Consolidated Balance Sheets. Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

Income Taxes

Significant judgment is required in evaluating tax positions. We established additional reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, we, along with our subsidiaries, are examined by various federal, state and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a change in estimate become known. Refer to *Note 17. Income Taxes* to Consolidated Financial Statements.

Other Matters

Litigation, Environmental Matters and the Reimbursement Agreement

Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

Recent Accounting Pronouncements

Refer to *Note 2. Summary of Significant Accounting Policies* to Consolidated Financial Statements.

Cautionary Statement Concerning Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about our industries and our business and financial results. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "forecasts," "intends," "plans," "continues," "believes," "may," "will," "goals" and words and terms of similar substance in connection with discussions of future operating or financial performance. This 10-K includes industry and market data that we obtained from various third-party sources, including forecasts based upon such data. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Although we believe that the forward-looking statements contained in this Form 10-K are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

- competition from other companies in our markets and segments, as well as in new markets and emerging markets;
- our ability to identify consumer preferences and industry standards, develop and protect intellectual property related thereto, and successfully market new technologies, products, and services to consumers;
- our reliance on certain suppliers;
- the impact of disruptions in our supply chain from third-party suppliers and manufacturers, including our inability to obtain necessary raw materials and product components, production equipment or replacement parts;
- inability to consummate acquisitions on satisfactory terms or to integrate such acquisitions effectively;
- the impact of earthquakes, hurricanes, fires, power outages, floods, pandemics, epidemics, natural disasters and other catastrophic events or other public health emergencies;
- the impact of potentially volatile global market and economic conditions and industry and end market cyclicality, including factors such as interest rates, inflation, availability of financing, consumer spending habits and preferences, housing market changes, and employment rates;
- failure to achieve and maintain a high level of product and service quality, including the impact of warranty claims, product recalls, and product liability actions that may be brought against us;
- our ability to retain or expand relationships with significant customers;
- the significant failure or inability to comply with specifications and manufacturing requirements or delays or other problems with existing or new products or inability to meet price requirements;
- inability to successfully execute transformation programs or to effectively manage our workforce;
- the failure to increase productivity through sustainable operational improvements;
- economic, political, regulatory, foreign exchange and other risks of international operations;
- our dependence upon IT infrastructure and network operations having adequate cyber-security functionality;
- the potential adverse impacts of enhanced tariff, import/export restrictions, or other trade barriers on global economic conditions, financial markets and our business;
- regulations and societal actions to respond to global climate change;
- failure to comply with the broad range of current and future standards, laws and regulations in the jurisdictions in which we operate;
- risks associated with the Reimbursement Agreement, the other agreements we entered into with Honeywell in connection with the Spin-Off, and our relationships with Honeywell, including our reliance on Honeywell for the Honeywell Home trademark and potential material environmental liabilities;
- the impact of potential material litigation matters, government proceedings, and other contingencies and uncertainties;

- our ability to borrow funds and access capital markets in light of the terms of our debt documents or otherwise;
- our ability to recruit and retain qualified personnel;
- currency exchange rate fluctuations; and
- certain factors discussed elsewhere in this Form 10-K.

Any forward-looking statements made by us in this Form 10-K speak only as of the date on which they are made. We are under no obligation to and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from foreign currency exchange rates, commodity price risk and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

Interest Rate Risk

As of December 31, 2023, $1,119 million of our $1,419 million outstanding debt, excluding unamortized deferred financing costs, and carried variable interest rates. In March 2021, we entered into eight interest rate swap agreements ("Swap Agreements") with several financial institutions for a combined notional value of $560 million. The Swap Agreements were entered into to reduce the consolidated interest rate risk associated with variable rate, long-term debt.

In March and April 2023, we modified two of the eight Swap Agreements, each with a notional value of $70 million that matures in May 2024 as follows: (i) the original interest rate swap agreements were cancelled for no termination payment and (ii) we simultaneously entered into new pay-fixed interest rate swap agreements with a notional amount of $70 million each, effectively blending the asset positions of the original interest rate swap agreements into new pay-fixed interest rate swap agreements and extending the term of our hedged positions to February 2027. In connection with these transactions, no cash was exchanged between us and the counterparty.

On June 23, 2023, we amended the Swap Agreements to transition from a hedge of LIBOR-based cash flows to a hedge of SOFR-based cash flows. Under the amended Swap Agreements, we convert a portion of our variable interest rate obligations based on Term SOFR with a minimum rate of 0.39% per annum to a base fixed weighted average rate of 1.13% over the remaining terms. For more information on the Swap Agreements, refer to *Note 12. Derivative Financial Instruments* to Consolidated Financial Statements.

The fair market value of our fixed-rate financial instruments and Swap Agreements are sensitive to changes in interest rates. As of December 31, 2023, an increase in interest rate by 100 basis points would have an approximate $6 million impact on our annual interest expense.

Foreign Currency Exchange Rate Risk

We are exposed to market risks from changes in currency exchange rates. While we primarily transact with customers and suppliers in the U.S. dollar, we also transact in foreign currencies, primarily including the Euro, Mexican Peso, British Pound, Canadian Dollar, Indian Rupee, and Polish Zloty. These exposures may impact total assets, liabilities, future earnings and/or operating cash flows. Our exposure to market risk for changes in foreign currency exchange rates arises from transactions arising from international trade, foreign currency denominated monetary assets and liabilities, and international financing activities between subsidiaries. We rely primarily on natural offsets to address our exposures and may supplement this approach from time to time by entering into forward and option hedging contracts. As of December 31, 2023, we have no outstanding foreign currency hedging arrangements.

Commodity Price Risk

While we are exposed to commodity price risk, we attempt to pass through significant changes in component and raw material costs to our customers based on the contractual terms of our arrangements. In limited situations, we may not be fully compensated for such changes in costs.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Resideo Technologies, Inc.
Consolidated Balance Sheets

(in millions, except par value)	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 636	$ 326
Accounts receivable, net	973	1,002
Inventories, net	941	975
Other current assets	193	199
Total current assets	2,743	2,502
Property, plant and equipment, net	390	366
Goodwill	2,705	2,724
Intangible assets, net	461	475
Other assets	346	320
Total assets	$ 6,645	$ 6,387
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 905	$ 894
Current portion of long-term debt	12	12
Accrued liabilities	608	640
Total current liabilities	1,525	1,546
Long-term debt	1,396	1,404
Obligations payable under Indemnification Agreements	609	580
Other liabilities	366	328
Total liabilities	3,896	3,858
COMMITMENTS AND CONTINGENCIES		
Stockholders' equity		
Common stock, $0.001 par value: 700 shares authorized, 151 and 145 shares issued and outstanding at December 31, 2023, respectively, and 148 and 146 shares issued and outstanding at December 31, 2022, respectively	—	—
Additional paid-in capital	2,226	2,176
Retained earnings	810	600
Accumulated other comprehensive loss, net	(194)	(212)
Treasury stock at cost	(93)	(35)
Total stockholders' equity	2,749	2,529
Total liabilities and stockholders' equity	$ 6,645	$ 6,387

Refer to accompanying Notes to the Consolidated Financial Statements.

Resideo Technologies, Inc.
Consolidated Statements of Operations

(in millions, except per share data)		Years Ended December 31,				
		2023		2022		2021
Net revenue	$	6,242	$	6,370	$	5,846
Cost of goods sold		4,546		4,604		4,262
Gross profit		1,696		1,766		1,584
Operating expenses:						
Research and development expenses		109		111		86
Selling, general and administrative expenses		960		974		909
Intangible asset amortization		38		35		30
Restructuring and impairment expenses		42		35		—
Total operating expenses		1,149		1,155		1,025
Income from operations		547		611		559
Other expenses, net		169		139		159
Interest expense, net		65		54		47
Income before taxes		313		418		353
Provision for income taxes		103		135		111
Net income	$	210	$	283	$	242
Earnings per share:						
Basic	$	1.43	$	1.94	$	1.68
Diluted	$	1.42	$	1.90	$	1.63
Weighted average number of shares outstanding:						
Basic		147		146		144
Diluted		148		149		148

Refer to accompanying Notes to the Consolidated Financial Statements.

Resideo Technologies, Inc.
Consolidated Statements of Comprehensive Income

(in millions)		**Years Ended December 31,**				
		2023		**2022**		**2021**
Comprehensive income:						
Net income	$	210	$	283	$	242
Other comprehensive income (loss), net of tax:						
Foreign exchange translation gain (loss)		47		(74)		(57)
Pension liability adjustments		(12)		(9)		32
Changes in fair value of effective cash flow hedges		(17)		36		6
Total other comprehensive income (loss), net of tax		18		(47)		(19)
Comprehensive income	$	228	$	236	$	223

Refer to accompanying Notes to the Consolidated Financial Statements.

Resideo Technologies, Inc.
Consolidated Statements of Cash Flows

(in millions)	Years Ended December 31,					
		2023		2022		2021
Cash Flows From Operating Activities:						
Net income	$	210	$	283	$	242
Adjustments to reconcile net income to net cash in operating activities:						
Depreciation and amortization		98		94		88
Restructuring and impairment expenses		42		35		—
Stock-based compensation expense		44		50		39
Deferred income taxes		(28)		(3)		6
Other, net		(14)		6		44
Changes in assets and liabilities, net of acquired companies:						
Accounts receivable, net		19		(72)		(30)
Inventories, net		32		(122)		(73)
Other current assets		6		(26)		27
Accounts payable		18		(43)		(42)
Accrued liabilities		(34)		(21)		14
Other, net		47		(29)		—
Net cash provided by operating activities		440		152		315
Cash Flows From Investing Activities:						
Capital expenditures		(105)		(85)		(63)
Proceeds from sale of business		86		—		—
Acquisitions, net of cash acquired		(16)		(665)		(11)
Other investing activities, net		(9)		(14)		9
Net cash used in investing activities		(44)		(764)		(65)
Cash Flows From Financing Activities:						
Common stock repurchases		(41)		—		—
Proceeds from issuance of A&R Term B Facility		—		200		1,250
Repayments of long-term debt		(12)		(12)		(1,188)
Other financing activities, net		(11)		(18)		(42)
Net cash (used in) provided by financing activities		(64)		170		20
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash		(24)		(8)		(8)
Net increase (decrease) in cash, cash equivalents and restricted cash		308		(450)		262
Cash, cash equivalents and restricted cash at beginning of year		329		779		517
Cash, cash equivalents and restricted cash at end of year	$	637	$	329	$	779
Supplemental Cash Flow Information:						
Interest paid	$	80	$	54	$	39
Taxes paid, net of refunds	$	123	$	159	$	107
Capital expenditures in accounts payable	$	14	$	21	$	14

Refer to accompanying Notes to the Consolidated Financial Statements.

Resideo Technologies, Inc.
Consolidated Statements of Stockholders' Equity

(in millions, except shares in thousands)	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
January 1, 2021	143,059	$ —	$ 2,070	$ 75	$ (146)	900	$ (6)	$ 1,993
Net income	—	—	—	242	—	—	—	242
Other comprehensive income, net of tax	—	—	—	—	(19)	—	—	(19)
Common stock issuance, net of shares withheld for taxes	1,749	—	12	—	—	540	(15)	(3)
Stock-based compensation expense	—	—	39	—	—	—	—	39
Balance at December 31, 2021	144,808	$ —	$ 2,121	$ 317	$ (165)	1,440	$ (21)	$ 2,252
Net income	—	—	—	283	—	—	—	283
Other comprehensive loss, net of tax	—	—	—	—	(47)	—	—	(47)
Common stock issuance, net of shares withheld for taxes	1,414	—	5	—	—	610	(14)	(9)
Stock-based compensation expense	—	—	50	—	—	—	—	50
Balance at December 31, 2022	146,222	$ —	$ 2,176	$ 600	$ (212)	2,050	$ (35)	$ 2,529
Net income	—	—	—	210	—	—	—	210
Other comprehensive income, net of tax	—	—	—	—	18	—	—	18
Common stock issuance, net of shares withheld for taxes	1,726	—	6	—	—	927	(17)	(11)
Stock-based compensation expense	—	—	44	—	—	—	—	44
Common stock repurchases	(2,559)	—	—	—	—	2,559	(41)	(41)
Balance at December 31, 2023	145,389	$ —	$ 2,226	$ 810	$ (194)	5,536	$ (93)	$ 2,749

Refer to accompanying Notes to the Consolidated Financial Statements.

Resideo Technologies, Inc.
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Basis of Presentation

Nature of Operations

Resideo is a leading manufacturer and developer of technology-driven products that provide critical comfort, energy, smoke and carbon monoxide detection home safety products, and security solutions to homes globally. We are also a leading wholesale distributor of low-voltage security products including access control, fire detection, fire suppression, security, and video products, and participate significantly in the broader related markets of audio, communications, data communications, networking, power, ProAV, smart home, and wire and cable. Our global footprint serves both commercial and residential end markets.

Basis of Consolidation and Reporting

The accompanying Consolidated Financial Statements include the accounts of the Company and our wholly-owned subsidiaries and have been prepared in accordance with U.S. GAAP. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.

We report financial information on a fiscal quarter basis using a modified four-four-five week calendar. Our fiscal calendar begins on January 1 and ends on December 31. We have elected the first, second and third quarters to end on a Saturday in order to not disrupt business processes. The effects of this election are generally not significant to reported results for any quarter and only exist within a reporting year.

Reclassification

For the purposes of comparability, certain prior period amounts have been reclassified to conform to current period classification.

Subsequent Events

None

Note 2. Summary of Significant Accounting Policies

We consider the following policies to be beneficial in understanding the judgment involved in the preparation of our Consolidated Financial Statements and the uncertainties that could impact our financial condition, results of operations and cash flows.

(a) Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, provisions for expected credit losses and inventory reserves, accounting for business combinations and dispositions, valuation of reporting units for purposes of assessing goodwill for impairment, valuation of long-lived asset groups for impairment testing, accruals for employee benefits, stock-based compensation, pension benefits, indemnification liabilities, deferred taxes, warranties and certain contingencies. We base our estimates on historical experience, market participant fair value considerations, projected future cash flows, and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

(b) Cash, Cash Equivalents and Restricted Cash—Cash and cash equivalents may consist of cash on hand, money market instruments, time deposits and highly liquid investments. All highly liquid investments with original maturities of three months or less are considered cash equivalents. Cash and cash equivalents that are restricted as to the withdrawal or use under terms of certain contractual agreements are recorded in other current assets on the Consolidated Balance Sheets and primarily relate to collateral to support certain bank guarantees. Restricted cash for the periods presented were not material. Cash, cash equivalents and restricted cash are carried at cost, which approximates fair value.

(c) Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are recorded at the invoiced amount, presented net of allowance for doubtful accounts and do not bear interest. We review the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer's financial condition, credit history and the current economic

conditions to make adjustments in the allowance when it is considered necessary. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance for doubtful accounts was not material as of December 31, 2023 and 2022, respectively.

(d) Inventories—Inventories are stated at lower of cost or net realizable value and valued by the first-in-first-out method. Inventory reserves are maintained for obsolete and surplus items.

The following tables summarize the details of our inventory, net:

(in millions)	December 31, 2023	December 31, 2022
Raw materials	$ 221	$ 251
Work in process	18	25
Finished products	702	699
Total inventories, net	$ 941	$ 975

(e) Property, Plant and Equipment—Property, plant and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes the straight-line method of depreciation is used over the estimated useful lives. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of their estimated useful lives or the term of the underlying lease. Depreciation is recognized in cost of sales, research and development, and selling, general and administrative expenses based on the nature and use of the underlying assets.

The following table summarizes the details of our property, plant and equipment, including useful lives:

(in millions)	December 31, 2023	December 31, 2022	Useful Lives
Machinery and equipment	$ 659	$ 647	3-16 years
Buildings and improvements	314	303	10-50 years
Construction in progress	85	80	NA
Land	10	9	NA
Gross property, plant and equipment	1,068	1,039	
Accumulated depreciation	(678)	(673)	
Total property, plant and equipment, net	$ 390	$ 366	

NA = Not applicable; assets categorized as construction in progress and land are not depreciated.

Depreciation expense was $59 million, $59 million and $58 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(f) Impairment of Long-Lived Assets—We assess the recoverability of the carrying amount of property, plant and equipment if events or changes in circumstances indicate that the carrying amount or related group of assets may not be recoverable. If the expected undiscounted cash flows are less than the carrying amount of the asset an impairment loss is recognized.

(g) Goodwill and Intangible Assets—We review the carrying values of goodwill and identifiable intangibles whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually, on the first day of the fourth quarter. If the carrying value of a reporting unit exceeds its fair value, we record a goodwill impairment loss as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit. Refer to *Note 9. Goodwill and Intangible Assets, net* to Consolidated Financial Statements.

(h) Restructuring—We enter into various restructuring initiatives, optimization projects, strategic transactions, and other business activities that may include the recognition of exit or disposal costs. Exit or disposal costs are typically costs of termination benefits, such as severance and costs associated with the closure or consolidation of operating facilities.

Impairment of property and equipment and other current or long-term assets as a result of a restructuring initiative is recognized as a reduction of the appropriate asset. Refer to *Note 6. Restructuring* to Consolidated Financial Statements.

(i) Derivatives—Our interest rate swap agreements effectively modify our exposure to interest rate risk by converting floating rate debt to a fixed rate for the term of the swap agreements, reducing the impact of interest rate changes on future interest expense. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

Our interest rate swap agreements are designated as cash flow hedges with effectiveness of the hedges assessed at inception and quarterly thereafter. To the extent the hedging relationship is highly effective, the unrealized gains or losses on the swaps are recorded in accumulated other comprehensive loss and reclassified into earnings within interest expense, net when the payments occur. We classify our cash flows related to interest rate swap agreements as operating activities in the Consolidated Statements of Cash Flows.

The fair values of the interest rate swaps are reflected as an other asset or liability in the Consolidated Balance Sheets and the change in fair value is reported in accumulated other comprehensive loss. The fair values of the interest rate swaps are estimated as the net present value of projected cash flows based upon forward interest rates at the balance sheet date. We do not offset fair value amounts recognized in our Consolidated Balance Sheets for presentation purposes. Refer to *Note 12. Derivative Financial Instruments* to Consolidated Financial Statements.

(j) Warranties and Guarantees—Expected warranty costs for products sold are recognized based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on factors such as past experience, length of the warranty and various other considerations. Costs of product recalls, which may include the cost of the product being replaced as well as the customer's cost of the recall, including labor to remove and replace the recalled part, are accrued as part of the warranty accrual at the time an obligation becomes probable and can be reasonably estimated. We periodically adjust these provisions to reflect actual experience and other facts and circumstances that impact the status of existing claims. Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

(k) Leases—Included in our Consolidated Balance Sheets are certain operating leases that are reported as a component of other assets and other liabilities. The leased assets represent our right to use an underlying asset for the lease term and the lease liabilities represent our obligation to make lease payments arising from the lease. An incremental borrowing rate is used to calculate the present value of the remaining lease payments.

Each contract is reviewed at inception to determine if it contains a lease and whether the lease qualifies as an operating or financing lease. For short-term leases (leases with a term of 12 months or less), right-of-use assets or lease liabilities are not recognized in the Consolidated Balance Sheets. Operating leases are expensed on a straight-line basis over the term of the lease. In determining the lease term, we consider the probability of exercising renewal or early termination options. In addition to the monthly base rent, we are often charged separately for common area maintenance, utilities and taxes, which are considered a non-lease component. These non-lease component payments are expensed as incurred and are not included in operating lease assets or liabilities.

Right-of-use assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with our long-lived asset impairment assessment policy. Refer to *Note 10. Leases* to Consolidated Financial Statements.

(l) Revenue Recognition—We enter into contracts that pertain to products, which are accounted for as separate performance obligations and are typically one year or less in duration. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, typically each product sold to a customer represents a distinct performance obligation. Revenue is measured as the amount of consideration expected to be received in exchange for our products. We recognize the majority of our revenue from performance obligations outlined in contracts with our customers that are satisfied at a point in time, generally when the product has shipped from our facility and control has transferred to the customer. For certain products, it is industry practice that customers take title to products upon delivery, at which time revenue is then recognized. Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed upon with various customers, which are typically earned by the customer over an annual period.

Revenue is adjusted for variable consideration, which includes customer volume rebates and prompt payment discounts. We measure variable consideration by estimating expected outcomes using analysis and inputs based upon anticipated performance, historical data, and current and forecasted information. Customer returns are recorded as a reduction to sales on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. We generally estimate customer returns based upon the time lag that historically occurs between the sale date and the return date, while also factoring in any new business conditions that might impact the historical analysis such as new product introduction. Measurement of variable consideration is reviewed by management periodically and revenue is adjusted accordingly. We do not have significant financing components.

Sales, use and value added taxes collected and remitted to various government authorities were not recognized as revenue and are reported on a net basis. Shipping and handling fees billed to customers are included in cost of goods sold. Refer to *Note 5. Revenue Recognition* to Consolidated Financial Statements.

(m) Royalty—In connection with the Spin-Off, we entered into a 40-year Trademark License Agreement (the "Trademark Agreement") with Honeywell that authorizes our use of certain licensed trademarks in the operation of Resideo's business for the advertising, sale and distribution of certain licensed products. In exchange, we pay a royalty fee of 1.5% of net revenue of the licensed products to Honeywell, which is recorded in selling, general and administrative expense on the Consolidated Statements of Operations. Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

(n) Reimbursement Agreement—In connection with the Spin-Off we entered into a Reimbursement Agreement, pursuant to which we have an obligation to make cash payments to Honeywell in amounts equal to 90% of payments, which include amounts billed, with respect to certain environmental claims, remediation and, to the extent arising after the Spin-Off, hazardous exposure or toxic tort claims, in each case, including consequential damages (the liabilities) in respect of specified Honeywell properties contaminated through historical business operations prior to the Spin-Off (Honeywell Sites), including the legal and other costs of defending and resolving such liabilities, less 90% of Honeywell's net insurance receipts relating to such liabilities, and less 90% of the net proceeds received by Honeywell in connection with (i) affirmative claims relating to such liabilities, (ii) contributions by other parties relating to such liabilities and (iii) certain property sales. The amount payable in respect of such liabilities arising in any given year is subject to a cap of $140 million. Reimbursement Agreement expenses are presented within other expense, net in the Consolidated Statements of Operations and within obligations payable under Indemnification Agreements in the Consolidated Balance Sheets. Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

(o) Environmental—We accrue costs related to environmental matters when it is probable that we have incurred a liability related to a contaminated site and the amount can be reasonably estimated. Environmental costs for our owned sites are presented within cost of goods sold for operating sites in the Consolidated Statements of Operations. Refer to *Note 15. Commitments and Contingencies.*

(p) Tax Indemnification Agreement—The Tax Matters Agreement provides that Resideo is required to indemnify Honeywell for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state and local income tax law, as well as foreign tax law, where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with the Spin-Off, (b) the application of certain provisions of U.S. federal income tax law to these transactions or (c) any other action taken or omission made (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement or other ancillary agreements) after the consummation of the Spin-Off that gives rise to these taxes. As of December 31, 2023 and 2022, we had an indemnity outstanding to Honeywell for past and potential future tax payments of $97 million and $106 million, respectively. Refer to *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

(q) Research and Development—We conduct research and development activities, which consist primarily of the development of new products and solutions as well as enhancements and improvements to existing products that substantially change the product. Research and development costs primarily relate to employee compensation and consulting fees, which are charged to expense as incurred.

(r) Defined Contribution Plans—We sponsor various defined contribution plans with varying terms depending on the country of employment. For the years ended December 31, 2023, 2022 and 2021, we recognized compensation expense related to the defined contribution plans of $22 million, $22 million, and $19 million, respectively.

(s) Stock-Based Compensation Plans—The principal awards issued under our stock-based compensation plans, which are described in *Note 8. Stock-Based Compensation Plans*, are restricted stock units. The cost for such awards is measured at the grant date based on the fair value of the award. Some awards are issued with a market condition, which are valued on the grant date utilizing a Monte Carlo simulation model. Stock options are also issued under our stock-based compensation plans and are valued on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model and the Monte Carlo simulation model require estimates of future stock price volatility, expected term, risk-free interest rate and forfeitures.

For all stock-based compensation, the fair value of the award is recognized as expense over the requisite service periods (generally the vesting period of the equity award) and is included in selling, general and administrative expenses in the Consolidated Statements of Operations. Our time-based restricted stock awards are typically subject to graded vesting over a service period; while our performance or market based awards are typically subject to cliff vesting at the end of the service period.

(t) Pension—We disaggregate the service cost component of net benefit costs and report those costs in the same line item or items in the Consolidated Statements of Operations as other compensation costs arising from services rendered by the pertinent employees during the period. The other non-service components of net benefit costs are required to be presented separately from the service cost component and outside of income from operations.

We have recorded the service cost component of pension expense in costs of goods sold and selling, general and administrative expenses based on the classification of the employees it relates to. The remaining components of net benefit costs within pension expense, primarily interest costs and expected return on plan assets, are recorded in other expense, net. We recognize net actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plans' projected benefit obligation (the "corridor") annually in the fourth quarter of each year. This adjustment is reported in other expense, net in the Consolidated Statements of Operations. Refer to Note 7. Pension Plans to Consolidated Financial Statements.

(u) Foreign Currency Translation—Assets and liabilities of operations outside the U.S. with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenue, costs and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss.

(v) Income Taxes—Significant judgment is required in evaluating tax positions. We established additional reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance, which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the Company and our subsidiaries are examined by various federal, state and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a change in estimate become known. Refer to *Note 17. Income Taxes* to Consolidated Financial Statements.

(w) Accounting Pronouncements—We consider the applicability and impact of all recent accounting standards updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"). ASUs not listed below were assessed and determined to be either not applicable or are expected to have an immaterial impact on our Consolidated Financial Statements.

Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,* and subsequent amendment to the initial guidance: ASU 2021-01, *Reference Rate Reform (Topic 848): Scope* (collectively, "Topic 848"). Topic 848 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. ASU 2022-06 defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. This guidance may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2024. We adopted these ASUs during the second quarter of 2023. The impact of the adoption of this standard on our financial statements and related disclosures, including accounting policies, processes, and systems, was not material. Refer to *Note 11. Long-Term Debt* and *Note 12. Derivative Financial Instruments* to Consolidated Financial Statements.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* This ASU requires entities to disclose, on an annual and interim basis, significant segment expenses that are regularly reviewed by the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. The ASU also requires disclosure of the name and title of the CODM. The guidance is effective for fiscal years beginning after December 15, 2023. We are currently assessing the impact of adoption on our Consolidated Financial Statements and related disclosures.

Note 3. Acquisitions and Divestitures

Pro forma results of operations for the following acquisitions have not been presented, as the impacts on our consolidated financial results were not material.

2023

Genesis Cable—On October 16, 2023, we sold the Genesis Cable business in a cash transaction for $86 million, subject to working capital and other closing adjustments. We recognized a pre-tax gain of $18 million in other expenses, net in our Consolidated Statements of Operations, which includes $5 million of divestiture related costs. The divested business did not represent a strategic shift that has a major effect on our operations and financial results, and, as such, it was not presented as discontinued operations.

Sfty AS—On August 9, 2023, we acquired 100% of the outstanding equity of Sfty AS, a developer of cloud-based services providing alerts to multifamily homes and property managers with smoke, carbon monoxide and water leak detection products. We report Sfty AS's results within the Products and Solutions segment. We completed the accounting for the acquisition during the fourth quarter of 2023, which did not result in any material adjustments.

BTX Technologies, Inc.—On January 23, 2023, we acquired 100% of the outstanding equity of BTX Technologies, Inc., ("BTX") a leading distributor of professional audio, video, data communications, and broadcast equipment. We report BTX's results within the ADI Global Distribution segment. We completed the accounting for the acquisition during the fourth quarter of 2023, which did not result in any material adjustments.

2022

Teknique Limited—On December 23, 2022, we acquired 100% of the outstanding equity of Teknique Limited, a developer and producer of edge-based, artificial intelligence-enabled video camera solutions. We report Teknique Limited's results within the Products and Solutions segment. Purchase consideration included cash and a note payable with the former owner. We completed the accounting for the acquisition during the fourth quarter of 2023, which did not result in any material adjustments.

Electronic Custom Distributors, Inc.—On July 5, 2022, we acquired 100% of the outstanding equity of Electronic Custom Distributors, Inc., a regional distributor of residential audio, video, automation, security, wire and telecommunication products. We report Electronic Customer Distributors, Inc.'s results within the ADI Global Distribution segment. We completed the accounting for the acquisition during the first quarter of 2023, which did not result in any adjustments.

First Alert, Inc.—On March 31, 2022, we acquired 100% of the outstanding equity of First Alert, Inc. ("First Alert"), a leading provider of home safety products. We report First Alert, Inc.'s results within the Products and Solutions segment. We completed the accounting for the acquisition during the first quarter of 2023, which did not result in any adjustments.

Arrow Wire and Cable, Inc.—On February 14, 2022, we acquired 100% of the outstanding equity of Arrow Wire and Cable, Inc., a leading regional distributor of data communications, connectivity and security products. The business is included within the ADI Global Distribution segment and is expected to strengthen our global distribution portfolio in the data communications category with an assortment of copper and fiber cabling and connectivity, connectors, racking solutions, and network equipment. We completed the accounting for the acquisition during the first quarter of 2023, which did not result in any adjustments.

Note 4. Segment Financial Data

The Company's segment information is evaluated by our Chief Executive Officer, who is also the CODM and is consistent with how management reviews and assesses the performance of the business as well as makes investing and resource allocation decisions. We monitor our operations through our two reportable segments: Products and Solutions and ADI Global Distribution, and report Corporate separately.

These operating segments follow the same accounting policies used for the financial statements. We evaluate a segment's performance on a U.S. GAAP basis, primarily operating income before corporate expenses.

Products and Solutions—The Products and Solutions business is a leading global manufacturer and developer of technology-driven products and components that provide critical comfort, energy management, and safety and security solutions to over 150 million homes globally. Our offerings include temperature and humidity control, thermal water and air solutions, as well as security panels, sensors, peripherals, communications devices, video cameras, other home-related lifestyle convenience solutions, cloud infrastructure, installation and maintenance tools, and related software.

ADI Global Distribution—The ADI Global Distribution business is a leading wholesale distributor of low-voltage security products including security and life safety, access control and video products and participates significantly in the broader related markets of smart home, power, audio, ProAV, networking, communications, wire and cable, and data communications.

Corporate—Corporate expenses include expenses related to the corporate office as well as supporting the operating segments, but do not relate directly to revenue-generating activities primarily including unallocated stock-based compensation expenses, unallocated pension expense, restructuring expenses, acquisition-related costs, and other expenses related to executive, legal, finance, tax, treasury, human resources, IT, strategy, communications, and corporate travel expenses. Additional unallocated amounts primarily include non-operating items such as Reimbursement Agreement expense, interest income, interest expense, and other income (expense). The Reimbursement Agreement is further described in *Note 15. Commitments and Contingencies* to Consolidated Financial Statements.

The following tables represent summary financial data attributable to the segments:

		Years Ended December 31,				
(in millions)		**2023**		**2022**		**2021**
Net revenue						
Products and Solutions	$	2,672	$	2,783	$	2,468
ADI Global Distribution		3,570		3,587		3,378
Total net revenue	$	6,242	$	6,370	$	5,846

		Years Ended December 31,				
(in millions)		**2023**		**2022**		**2021**
Income from operations						
Products and Solutions	$	495	$	527	$	541
ADI Global Distribution		270		313		268
Corporate		(218)		(229)		(250)
Total income from operations	$	547	$	611	$	559

(in millions)		Years Ended December 31,				
		2023		**2022**		**2021**
Depreciation and amortization						
Products and Solutions	$	71	$	69	$	65
ADI Global Distribution		18		14		11
Corporate		9		11		12
Total depreciation and amortization	$	98	$	94	$	88

(in millions)		Years Ended December 31,				
		2023		**2022**		**2021**
Capital expenditures						
Products and Solutions	$	77	$	55	$	37
ADI Global Distribution		26		29		24
Corporate		2		1		2
Total capital expenditures	$	105	$	85	$	63

The Company's CODM does not use segment assets information to allocate resources or to assess performance of the segments and therefore, total segment assets have not been disclosed.

Note 5. Revenue Recognition

Disaggregated Revenue

We have two operating segments, Products and Solutions and ADI Global Distribution. Disaggregated revenue information for Products and Solutions is presented by product grouping, while ADI Global Distribution is presented by region. Beginning January 1, 2022, the Products and Solutions operating segment further disaggregated the Comfort product grouping into Air and Water and Residential Thermal Solutions is now referenced as Energy. As of April 1, 2022, the First Alert business is included in the Security and Safety grouping.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, typically each product sold to a customer represents a distinct performance obligation. We recognize the majority of our revenue from performance obligations outlined in contracts with our customers that are satisfied at a point in time. Approximately 2% of our revenue is satisfied over time. As of December 31, 2023 and 2022, contract assets and liabilities were not material.

The timing of satisfaction of performance obligations does not significantly vary from the typical timing of payment. For some contracts, we may be entitled to receive an advance payment.

We have applied the practical expedient to not disclose the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which it recognizes revenue in proportion to the amount it has the right to invoice for services performed.

The following table presents revenue by business line and geographic location, as we believe this presentation best depicts how the nature, amount, timing, and uncertainty of net revenue and cash flows are affected by economic factors:

(in millions)	Years Ended December 31,		
	2023	**2022**	**2021**
Products and Solutions			
Air	$ 862	$ 953	$ 858
Safety and Security	965	913	667
Energy	525	595	594
Water	320	322	349
Total Products and Solutions	2,672	2,783	2,468
ADI Global Distribution			
U.S. and Canada	3,085	3,087	2,814
EMEA [1]	485	474	523
APAC [2]	—	26	41
Total ADI Global Distribution	3,570	3,587	3,378
Total net revenue	$ 6,242	$ 6,370	$ 5,846

[1] EMEA represents Europe, the Middle East and Africa.
[2] APAC represents Asia and Pacific countries.

Note 6. Restructuring

In the fourth quarter of 2022 and during 2023, we took actions to align our cost structure with market conditions. The intent of these actions is to lower costs, increase margins, and position us for long-term growth. Restructuring and impairment expense was $42 million and $35 million for the years ended December 31, 2023 and 2022, respectively. During 2021, there were no new restructuring programs or restructuring and impairment charges.

The following table represents restructuring and impairment expense attributable to the segments:

(in millions)	Years Ended December 31,	
	2023	**2022**
Products and Solutions	$ 27	$ 29
ADI Global Distribution	12	2
Corporate	3	4
Restructuring and impairment expenses	$ 42	$ 35

Restructuring and impairment expense, net is presented in the Consolidated Statements of Operations and relate to workforce reductions as well as the impairment of certain long-lived assets. We expect to fully execute our restructuring initiatives and programs over the next 12 to 24 months, and we may incur future additional restructuring expenses associated with these plans. We are unable at this time to make a good faith determination of cost estimates, or ranges of cost estimates, associated with future phases of the plans or the total costs we may incur in connection with these plans.

The following table summarizes the status of our restructuring expenses included within accrued liabilities on the Consolidated Balance Sheets.

(in millions)	December 31, 2023		2022		2021
Beginning of year	$	27	$ 9	$	24
Charges		34	26		—
Usage [1]		(31)	(5)		(11)
Other		—	(3)		(4)
End of year	$	30	$ 27	$	9

[1] Usage primarily relates to cash payments associated with employee termination costs.

Note 7. Pension Plans

We sponsor multiple funded and unfunded U.S. and non-U.S. defined benefit pension plans. Pension benefits for many of our U.S. employees are provided through non-contributory, qualified and non-qualified defined benefit plans. We also sponsor defined benefit pension plans that cover non-U.S. employees, in certain jurisdictions, principally Germany, Switzerland, the Netherlands, Belgium, India, Austria, and France.

We triggered settlement accounting and performed a remeasurement of our U.S. qualified defined benefit pension plan as a result of a voluntary lump sum window offering and the purchase of a group annuity contract that transferred a portion of the assets and liabilities to an insurance company during the first quarter of 2023. Non-cash pension settlement losses of $6 million was recognized within other expense, net in the Consolidated Statements of Operations for the year ended December 31, 2023. The corresponding remeasurement of our U.S. qualified defined benefit pension plan resulted in decreases of $83 million in plan assets and $78 million in liabilities for the year ended December 31, 2023. Additionally, there was a curtailment of the non-U.S. defined benefit pension plans as a result of our restructuring activities which resulted in a $2 million gain recognized within other expense, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

The following table summarizes the balance sheet impact, including the benefit obligations, assets and funded status associated with the pension plans:

(in millions)	U.S. Plans			Non-U.S. Plans		
	2023	2022	2021	2023	2022	2021
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 281	$ 348	$ 374	$ 96	$ 141	$ 161
Service cost	3	7	7	4	5	7
Interest cost	13	11	10	3	2	1
Actuarial losses (gains)	23	(66)	(20)	8	(45)	(18)
Net benefits paid	(3)	(18)	(5)	4	—	—
Settlements and curtailments	(83)	(1)	(18)	(13)	—	(1)
Other	—	—	—	1	1	1
Foreign currency translation	—	—	—	5	(8)	(10)
Benefit obligation at end of year	234	281	348	108	96	141
Change in plan assets:						
Fair value of plan assets at beginning of year	262	342	340	27	32	28
Actual return on plan assets	20	(62)	25	1	(6)	2
Employer contributions	—	1	—	2	3	3
Net benefits paid	(3)	(18)	(5)	4	—	1
Settlements and curtailments	(83)	(1)	(18)	(11)	—	(1)
Other	1	—	—	1	(1)	—
Foreign currency translation	—	—	—	2	(1)	(1)
Fair value of plan assets at end of year	197	262	342	26	27	32
Funded status of plans (non-current)	$ (37)	$ (19)	$ (6)	$ (82)	$ (69)	$ (109)

The amounts recognized in accrued liabilities on the Consolidated Balance Sheets were $2 million at December 31, 2023 and 2022. The amounts recognized in other liabilities on the Consolidated Balance Sheets were $117 million and $86 million at December 31, 2023 and 2022, respectively.

The benefit obligation generated a global net actuarial loss of $31 million for the year ended December 31, 2023. The main driver of this loss was experience losses of $20 million. The loss was also driven by changes in actuarial assumptions that resulted in losses of $11 million.

Actual return on plan assets for the year ended December 31, 2023 was $21 million. The gain was primarily related to the U.S. and the Netherlands, which experienced gains of $20 million and $1 million, respectively.

Amounts recognized in accumulated other comprehensive loss associated with pension plans at December 31, 2023 and 2022 are as follows:

(in millions)	U.S. Plans		Non-U.S. Plans	
	2023	2022	2023	2022
Prior service cost	$ —	$ —	$ 2	$ 2
Net actuarial loss (gain)	20	13	—	(8)
Net amount recognized	$ 20	$ 13	$ 2	$ (6)

The estimated actuarial losses and prior service costs that will be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year are immaterial.

The components of net periodic benefit (income) cost for the years ended December 31, 2023, 2022 and 2021 are as follows:

		U.S. Plans			Non-U.S. Plans	
(in millions)	2023	2022	2021	2023	2022	2021
Net periodic benefit cost (income)						
Service cost	$ 3	$ 7	$ 7	$ 4	$ 5	$ 7
Interest cost	13	11	10	3	2	1
Expected return on plan assets	(11)	(17)	(16)	(1)	(1)	(1)
Amortization of prior service credit	(1)	(1)	(1)	—	—	—
Amortization of actuarial losses (gains)	2	—	—	—	(33)	(3)
Settlement and curtailment losses (gains)	6	—	—	(2)	—	—
Net periodic benefit cost (income)	$ 12	$ —	$ —	$ 4	$ (27)	$ 4

The components of net periodic benefit cost (income) other than the service cost are included in other expense, net in the Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021 are as follows:

		U.S. Plans			Non-U.S. Plans	
(in millions)	2023	2022	2021	2023	2022	2021
Other changes in plan assets and benefits obligations recognized in other comprehensive (income) loss						
Actuarial losses (gains)	$ 14	$ (66)	$ (20)	$ 9	$ (45)	$ (18)
Prior service costs arising during the year	—	—	—	—	2	—
Excess return on plan assets[1]	—	79	(9)	—	6	—
Actuarial (losses) gains recognized during the year	(8)	—	—	—	33	3
Other	1	—	1	(1)	—	(1)
Total recognized in other comprehensive (income) loss	7	13	(28)	8	(4)	(16)
Total recognized in net periodic benefit cost (income) and other comprehensive (income) loss	$ 19	$ 13	$ (28)	$ 12	$ (31)	$ (12)

[1] Represents actual return on plan assets in excess of the expected return.

Significant actuarial assumptions used in determining the benefit obligations and net periodic benefit cost (income) for benefit plans are presented in the following table as weighted averages.

	U.S. Plans			Non-U.S. Plans		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
Actuarial assumptions used to determine benefit obligations as of December 31:						
Discount rate	5.2 %	3.1 %	3.0 %	3.4 %	1.2 %	1.2 %
Interest crediting rate	6.0 %	6.0 %	6.0 %	2.5 %	1.5 %	1.5 %
Expected annual rate of compensation increase	3.5 %	3.2 %	3.2 %	2.6 %	2.4 %	2.4 %
Actuarial assumptions used to determine net periodic benefit cost (income) for the year ended December 31:						
Discount rate - benefit obligation	5.0 %	5.2 %	2.7 %	3.0 %	3.4 %	0.7 %
Interest crediting rate	6.0 %	6.0 %	6.0 %	2.2 %	2.5 %	1.5 %
Expected rate of return on plan assets	5.3 %	5.3 %	4.7 %	3.4 %	1.3 %	2.3 %
Expected annual rate of compensation increase	3.5 %	3.5 %	3.5 %	2.7 %	2.6 %	2.4 %

The discount rate for the U.S. pension plans reflects the current rate at which the associated liabilities could be settled at the measurement date of December 31. To determine discount rates for the U.S. pension plans, we use a modeling process that involves matching the expected cash outflows of its benefit plans to a yield curve constructed from a portfolio of high-quality, fixed income debt instruments. We use the single weighted-average yield of this hypothetical portfolio as a discount rate benchmark.

The expected rate of return on U.S. plan assets of 5.3% is a long-term rate based on historical plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations. We review the expected rate of return on an annual basis and revise it as appropriate. For non-U.S. benefit plans, actuarial assumptions reflect economic and market factors relevant to each country.

The following amounts relate to pension plans with accumulated benefit obligations exceeding the fair value of plan assets at December 31, 2023 and 2022.

	U.S. Plans		Non-U.S. Plans	
(in millions)	**2023**	**2022**	**2023**	**2022**
Projected benefit obligation	$ 234	$ 281	$ 106	$ 96
Accumulated benefit obligation	$ 230	$ 278	$ 96	$ 86
Fair value of plan assets	$ 197	$ 262	$ 25	$ 27

The following amounts relate to pension plans with projected benefit obligations exceeding the fair value of the plan assets at December 31, 2023 and 2022.

	U.S. Plans		Non-U.S. Plans	
(in millions)	**2023**	**2022**	**2023**	**2022**
Projected benefit obligation	$ 234	$ 281	$ 108	$ 96
Accumulated benefit obligation	$ 230	$ 278	$ 98	$ 87
Fair value of plan assets	$ 197	$ 262	$ 26	$ 27

Resideo Technologies, Inc.
Notes to Consolidated Financial Statements

We utilized a third-party investment management firm to serve as our Outsourced Chief Investment Officer; however, we have appointed an internal investment committee that monitors adherence to the investment guidelines the firm will follow. We employ an investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and plan funded status. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capitalizations. Other assets such as real estate and hedge funds may be used to improve portfolio diversification. The non-U.S. investment policies are different for each country as local regulations, funding requirements, and financial and tax considerations are part of the funding and investment allocation process in each country.

A majority of the U.S. pension plan assets as of December 31, 2023 do not have published pricing and are valued using Net Asset Value ("NAV"), which approximates fair value. NAV and fair value by asset category are as follows for December 31, 2023 and 2022:

	U.S. Plans NAV	
(in millions)	2023	2022
Cash and cash equivalents	$ 3	$ 6
Equity	64	45
Government bonds	14	21
Corporate bonds	58	132
Real estate / property	24	29
Other	34	29
Total assets at fair value	$ 197	$ 262

The fair values of the non-U.S. pension plan assets by asset category are as follows for December 31, 2023 and 2022:

	Non-U.S. Plans							
	2023				2022			
(in millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Equity	$ 7	$ 7	$ —	$ —	$ 1	$ 1	$ —	$ —
Government bonds	6	—	6	—	1	—	1	—
Insurance contracts	7	—	—	7	6	—	—	6
Other	6	—	—	6	19	—	—	19
Total assets at fair value	$ 26	$ 7	$ 6	$ 13	$ 27	$ 1	$ 1	$ 25

Refer to *Note 13. Fair Value* to Consolidated Financial Statements.

The following table summarizes changes in the fair value of Level 3 assets for Non-U.S. plans:

(in millions)	Non-U.S. Plans
Balance at January 1, 2021	$ 26
Return on plan assets	1
Purchases, sales and settlements, net	4
Other	(1)
Balance at December 31, 2021	30
Return on plan assets	(3)
Other	(2)
Balance at December 31, 2022	25
Return on plan assets	1
Purchases, sales and settlements, net	(14)
Other	1
Balance at December 31, 2023	$ 13

Government bonds and Corporate bonds held as of December 31, 2023 and 2022 are valued either by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics or discounted cash flows and as such include adjustments for certain risks that may not be observable such as credit and liquidity risks. Real estate, insurance contracts, and other investments as of December 31, 2023 and 2022 and are classified as Level 3 as there are neither quoted prices nor other observable inputs for pricing. Insurance contracts are issued by insurance companies and are valued at cash surrender value, which approximates the contract fair value. Other investments consist of a collective pension foundation that is valued and allocated by the plan administrator.

We utilize the services of retirement and investment consultants to actively manage the assets of our pension plans. We have established asset allocation targets and investment guidelines based on the guidance of the consultants. Our target allocations are 37% fixed income investments, 33% global equity investments, 12% global real estate investments and 18% cash and other investments.

Our general funding policy for qualified defined benefit pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. In 2023, we were not required to make contributions to the U.S. pension plans, however we made immaterial contributions. There is not a requirement to make any contributions to the U.S. pension plans in 2024. In 2023, contributions of $3 million were made to the non-U.S. pension plans to satisfy regulatory funding requirements. In 2024, we expect to make contributions of cash and/or marketable securities of approximately $3 million to the non-U.S. pension plans to satisfy regulatory funding standards. Contributions for both the U.S. and non-U.S. pension plans do not reflect benefits paid directly from our assets.

Benefit payments, including amounts to be paid from our assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2024	$ 19	$ 3
2025	$ 19	$ 3
2026	$ 19	$ 3
2027	$ 19	$ 3
2028	$ 19	$ 4
2029-2033	$ 86	$ 26

Note 8. Stock-Based Compensation Plans

The Stock Incentive Plan, which consists of the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates and the 2018 Stock Incentive Plan for Non-Employee Directors of Resideo Technologies, Inc., provides for the grant of stock options, stock appreciation rights, restricted stock units, restricted stock and other stock-based awards.

During the second quarter of 2023, the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates was further amended to increase the number of shares of our common stock available for issuance by 3.5 million shares for an aggregate of 19.5 million shares with no more than 7.5 million shares being available for grant in the form of stock options. At December 31, 2023, 12 million shares of our common stock are available to be granted under the Stock Incentive Plan.

Summary of Stock-Based Compensation Expense

Our stock-based compensation expense, net of tax was $43 million, $48 million and $36 million for the years ended December 31, 2023, 2022 and 2021.

Restricted Stock Unit Activity

Restricted stock units ("RSUs") are issued to certain key employees and to non-employee directors. These awards entitle the holder to receive one share of our common stock for each unit upon vesting. RSUs typically become fully vested over a three-year period following the grant date. RSU awards issued to our non-employee directors have a one-year service period. We measure stock-based compensation expense at the grant date based on the estimated fair value of the award.

Performance stock units ("PSUs") are issued to certain key employees. These awards entitle the holder to receive a specified number of our common stock, dependent on our financial metrics or market conditions, for each unit upon vesting. PSUs typically become vested at the end of a three-year period and are payable in our common stock. PSUs granted in 2023 were issued with the shares awarded per unit being based on the difference in performance between the total stockholders' return of our common stock against that of the S&P 600 Industrials Index. PSUs granted prior to 2023 were issued with the shares awarded per unit being based on the difference in performance between the total stockholders' return of our common stock against that of the S&P 400 Industrials Index.

The fair values estimated from the Monte Carlo simulation for PSUs issued during the years ended December 31, 2023, 2022 and 2021 were calculated using the following assumptions:

	Years Ended December 31,		
	2023	**2022**	**2021**
Expected volatility	63.37 %	59.01 %	47.43 %
Risk-free interest rate %	4.24 %	1.58 %	0.20 %
Expected term (in years)	2.88	2.89	2.86
Dividend yield [1]	— %	— %	— %

[1] We have never declared or paid any cash dividends on our common stock and we currently do not intend to pay cash dividends.

The following table summarizes activity related to the Stock Incentive Plan for employees and non-employee directors:

(in whole dollars)	PSUs		RSUs	
	Number of Performance Stock Units	Weighted Average Grant Date Fair Value Per Share	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Non-vested as of January 1, 2023	1,722,380 $	27.23	3,410,962 $	20.57
Granted	553,071	29.89	2,298,936	18.79
Vested	(611,631)	27.03	(1,615,111)	18.35
Forfeited	(69,954)	38.47	(238,291)	21.88
Non-vested as of December 31, 2023	1,593,866 $	35.80	3,856,496 $	20.16

As of December 31, 2023, unrecognized compensation cost related to unvested awards granted to employees and non-employee directors under the Stock Incentive Plan is as follows:

(in millions)	Unrecognized Compensation Cost	Weighted-Average Period
RSUs	$ 48	1 year, 9 months
PSUs	20	1 year, 2 months
Total unrecognized compensation cost	$ 68	

The fair value of shares vested follows:

(in millions)	Years Ended December 31,		
	2023	2022	2021
RSUs	$ 29	$ 36	$ 48
PSUs	14	$ 4	NA
Total	$ 43	$ 40	$ 48

Stock Option Activity

Stock option awards entitle the holder to purchase shares of our common stock at a specific price when the options vest. Stock options typically vest over 3 years from the date of grant and expire 7 years from the grant date.

There were no stock options granted to employees during the years ended December 31, 2023 and 2022. The fair value of stock options granted during the year ended December 31, 2021 was calculated using the following assumptions in the Black-Scholes model:

	Year Ended December 31, 2021
Expected stock price volatility	34%
Expected term of options	5 years
Expected dividend yield [1]	—%
Risk-free interest rate	0.77%

[1] We have never declared or paid any cash dividends on our common stock and we currently do not intend to pay cash dividends.

The aggregate intrinsic value disclosed below represents the total intrinsic value (the difference between the fair market value of our common stock as of December 31, 2023 and the exercise price, multiplied by the number of in-the-money service-based common stock options) that would have been received by the option holders had all option holders exercised their options on December 31, 2023. This amount is subject to change based on changes to the fair market value of our common stock.

The following table summarizes stock option activity related to the Stock Incentive Plan:

	Stock Options			
(in whole dollars)	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Aggregate Intrinsic Value
Stock Options outstanding as of January 1, 2023	1,317,649 $	15.25	4.0 years $	6
Granted	—	—		
Forfeited	—	—		
Expired	(96,692)	24.35		
Exercised	—	—		—
Stock Options outstanding as of December 31, 2023	1,220,957 $	14.52	3.2 years $	8
Vested and expected to vest at December 31, 2023	1,220,957 $	14.52	3.2 years $	8
Exercisable at December 31, 2023	1,070,957 $	12.99	2.9 years $	8

For the year ended December 31, 2023, there was an immaterial amount of total unrecognized compensation cost related to non-vested stock options granted under the Stock Incentive Plan, which is expected to be recognized over a weighted-average period of approximately 1 year. Cash received from stock options exercised during the years ended December 31, 2023 and 2022 was not material as there were no options exercised. Cash received from stock options exercised during the year ended December 31, 2021 was $9 million.

Note 9. Goodwill and Intangible Assets, net

Our goodwill balance and changes in carrying value by segment follows:

(in millions)	Products and Solutions	ADI Global Distribution	Total
Balance at January 1, 2022	$ 2,010 $	651 $	2,661
Acquisitions	94	15	109
Divestiture	—	(4)	(4)
Impact of foreign currency translation	(32)	(10)	(42)
Balance at December 31, 2022	2,072	652	2,724
Acquisitions	7	3	10
Divestitures	(46)	—	(46)
Adjustments	(5)	—	(5)
Impact of foreign currency translation	17	5	22
Balance at December 31, 2023	$ 2,045 $	660 $	2,705

The following table summarizes the net carrying amount of intangible assets:

	December 31,	
(in millions)	2023	2022
Intangible assets subject to amortization	$ 281 $	295
Indefinite-lived intangible assets	180	180
Total intangible assets	$ 461 $	475

Intangible assets subject to amortization consisted of the following:

December 31, 2023

(in millions)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	Useful Lives	Weighted Average Amortization
Patents and technology	$	64	$	(26) $	38	7 - 10 years	10 years
Customer relationships		319		(138)	181	7 - 15 years	14 years
Trademarks		9		(8)	1	5 - 10 years	10 years
Software		193		(132)	61	2 - 7 years	5 years
Total intangible assets	$	585	$	(304) $	281		

December 31, 2022

(in millions)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	Useful Lives	Weighted Average Amortization
Patents and technology	$	65	$	(28) $	37	3 - 10 years	10 years
Customer relationships		313		(117)	196	7 - 15 years	14 years
Trademarks		14		(8)	6	10 years	10 years
Software		175		(119)	56	2 - 7 years	6 years
Total intangible assets	$	567	$	(272) $	295		

Intangible assets are amortized on a straight-line basis or a basis consistent with the expected future cash flows over their expected useful lives. Intangible assets amortization expense was $38 million, $35 million and $30 million during the years ended December 31, 2023, 2022 and 2021, respectively.

The estimated aggregate amortization on these intangible assets for each of the next five years as of December 31, 2023, follows:

(in millions)	Amortization Expense	
2024	$	38
2025	$	40
2026	$	35
2027	$	29
2028	$	26

Note 10. Leases

We are party to operating leases for the majority of our manufacturing sites, offices, engineering and lab sites, stocking locations, warehouses, automobiles, and certain equipment. Certain real estate leases include variable rental payments, which adjust periodically based on inflation. Other variable amounts paid under operating leases, such as taxes and common area maintenance, are charged to selling, general and administrative expenses as incurred. Generally, lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Payments arising from operating lease activity, as well as variable and short-term lease payments not included within the operating lease liability, are included as operating activities of our Consolidated Statements of Cash Flows. Operating lease payments representing costs to ready an asset for its intended use (i.e., leasehold improvements) are represented within investing activities within our Consolidated Statements of Cash Flows.

The operating lease expense follows:

(in millions)	Years Ended December 31,		
	2023	2022	2021
Operating lease cost:			
Selling, general and administrative expenses	$ 57	$ 50	$ 46
Cost of goods sold	20	19	17
Total operating lease costs	$ 77	$ 69	$ 63

Total operating lease costs include variable lease costs of $22 million, $19 million and $17 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The following table summarizes the carrying amounts of our operating leased assets and liabilities along with key inputs used to discount our lease liabilities:

(in millions, except weighted-average data)	Financial Statement Line Item	December 31,	
		2023	2022
Operating lease assets	Other assets	$ 192	$ 191
Operating lease liabilities - current	Accrued liabilities	$ 39	$ 37
Operating lease liabilities - non-current	Other liabilities	$ 166	$ 166
Weighted-average remaining term		6.32 years	6.81 years
Weighted-average incremental borrowing rate		6.12 %	5.78 %

The following table summarizes our future minimum lease payments under our non-cancelable leases as of December 31, 2023:

(in millions)	Commitments
2024	$ 46
2025	44
2026	40
2027	34
2028	27
Thereafter	58
Total lease payments	249
Less: Imputed interest	44
Present value of operating lease liabilities	$ 205

Supplemental cash flow information related to operating leases follows:

(in millions)	Years Ended December 31,		
	2023	2022	2021
Cash paid for operating lease liabilities	$ 36	$ 33	$ 33
Non-cash activities: operating lease assets obtained in exchange for new operating lease liabilities [1]	$ 39	$ 97	$ 46

[1] The year ended December 31, 2022 includes $25 million of operating lease assets acquired from the First Alert acquisition.

As of December 31, 2023, we have additional operating leases that have not yet commenced. Obligations under these leases are not material. Additionally, as a lessor, we lease all or a portion of certain owned properties. Rental income for the years ended December 31, 2023, 2022 and 2021 was not material.

Note 11. Long-Term Debt

Long-term debt is comprised of the following:

(in millions)	December 31, 2023		December 31, 2022	
4.000% senior notes due 2029	$	300	$	300
Variable rate A&R Term B Facility		1,119		1,131
Gross debt		1,419		1,431
Less: current portion of long-term debt		(12)		(12)
Less: unamortized deferred financing costs		(11)		(15)
Total long-term debt	$	1,396	$	1,404

Aggregate required principal payments on long-term debt outstanding at December 31, 2023, follows:

(in millions)		Payments
2024	$	12
2025		12
2026		12
2027		12
2028		1,073
Thereafter		300
Total	$	1,419

A&R Senior Credit Facilities

On February 12, 2021, we entered into an A&R Credit Agreement with JP Morgan Chase Bank N.A. as administrative agent. This agreement effectively replaced our previous senior secured credit facilities. The A&R Credit Agreement provides for an (i) initial seven-year senior secured Term B loan facility in an aggregate principal amount of $950 million, which was further amended on March 28, 2022 to include an additional aggregate principal amount of $200 million in term loans (the "A&R Term B Facility"), (ii) a five-year senior secured revolving credit facility in an aggregate principal amount of $500 million (the "A&R Revolving Credit Facility" and, together with the A&R Term B Facility, the "A&R Senior Credit Facilities").

We are obligated to make quarterly principal payments throughout the term of the A&R Term B Facility according to the amortization provisions in the A&R Credit Agreement.

In addition to paying interest on outstanding borrowings under the A&R Revolving Credit Facility, we are required to pay a quarterly commitment fee based on the unused portion of the A&R Revolving Credit Facility. Borrowings under the A&R Credit Agreement can be prepaid at our option without premium or penalty. Up to $75 million may be utilized under the A&R Revolving Credit Facility for the issuance of letters of credit to us or any of our subsidiaries.

The A&R Senior Credit Facilities contain customary LIBOR replacement language, including, but not limited to, the use of rates based on SOFR, which is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities in the repurchase agreement market and is administered by the Federal Reserve Bank of New York. On June 30, 2023, we modified the calculation of interest under the A&R Senior Credit Facilities from being calculated based on LIBOR to being calculated based on SOFR. Therefore, the A&R Senior Credit Facilities bears interest at a rate per annum of Term SOFR plus a credit spread adjustment of 10 basis points for the A&R Revolving Credit Facility and varying credit spread adjustments for the A&R Term B Facility, based on the tenor of each individual borrowing. No other material terms of the A&R Senior Credit Facilities were amended.

The A&R Credit Agreement contains certain financial maintenance covenants and affirmative and negative covenants customary for financings of this type. All obligations under the A&R Senior Credit Facilities are unconditionally guaranteed jointly and severally by us and substantially all of the direct and indirect wholly owned subsidiaries of ours that are organized under the laws of the U.S. (collectively, the "Guarantors"). The A&R Senior Credit Facilities are secured on a first priority basis by the equity interests of each direct subsidiary of ours, as well as the tangible and intangible personal property and material real property of ours and each of the Guarantors.

At December 31, 2023 and 2022, the weighted average interest rate for the A&R Term B Facility, excluding the effect of the interest rate swaps, was 7.72% and 6.78%, respectively and there were no borrowings and no letters of credit issued under the A&R Revolving Credit Facility. As of December 31, 2023, we were in compliance with all covenants related to the A&R Credit Agreement and Senior Notes due 2029.

We entered into certain interest rate swap agreements in March 2021, which were amended in June 2023, to transition from a hedge of LIBOR-based cash flows to a hedge of SOFR-based cash flows. These interest rate swap agreements effectively convert a portion of our variable-rate debt to fixed rate debt. Refer to *Note 12. Derivative Financial Instruments* to Consolidated Financial Statements.

Senior Notes due 2029

On August 26, 2021, we issued $300 million in principal amount of 4.00% Senior Notes due 2029. The Senior Notes due 2029 are senior unsecured obligations of Resideo guaranteed by Resideo's existing and future domestic subsidiaries and rank equally with all of Resideo's senior unsecured debt and senior to all of Resideo's subordinated debt.

We may, at our option, redeem the Senior Notes due 2029 in whole (at any time) or in part (from time to time), at varying prices based on the timing of the redemption.

The Senior Notes due 2029 limit us and our restricted subsidiaries' ability to, among other things, incur additional secured indebtedness and issue preferred stocks; enter into certain sale and leaseback transactions; incur liens; and consolidate, merge or sell all or substantially all of their assets. These covenants are subject to a number of limitations and exceptions. Additionally, upon certain events constituting a change of control together with a ratings downgrade, the holders of the Senior Notes due 2029 have the right to require us to offer to repurchase the Senior Notes due 2029 at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, to (but not including) the date of purchase.

Senior Notes Redemptions

As a result of the redemption of the 6.125% senior unsecured notes (the "Senior Notes due 2026") and the execution of the A&R Credit Agreement, debt extinguishment costs of $41 million were incurred and recorded in other expense, net for the year ended December 31, 2021.

Note 12. Derivative Financial Instruments

In March 2021, we entered into eight interest rate swap agreements ("Swap Agreements") with several financial institutions for a combined notional value of $560 million. The Swap Agreements were entered into to reduce the consolidated interest rate risk associated with variable rate, long-term debt.

In March and April 2023, we modified two of the eight Swap Agreements, each with a notional value of $70 million that matures in May 2024 as follows: (i) the original interest rate swap agreements were cancelled for no termination payment and (ii) we simultaneously entered into new pay-fixed interest rate swap agreements with a notional amount of $70 million each, effectively blending the asset positions of the original interest rate swap agreements into new interest swap agreements and extending the term of our hedged positions to February 2027. In connection with these transactions, no cash was exchanged between us and the counterparty. The new pay-fixed interest rate swap agreements qualify as a hybrid instrument in accordance with Accounting Standards Codification 815, *Derivatives and Hedging*, consisting of financing components and embedded at-market derivatives that were designated as cash flow hedges. The amounts remaining in accumulated other comprehensive loss for the modified interest rate swap agreements as of December 31, 2023 were approximately $2 million in aggregate and are being amortized as a reduction to interest expense over the effective period of the original interest rate swap agreements, or May 2024. The financing components are accounted for at amortized cost over the life of the swap while the embedded at-market derivatives are accounted for at fair value.

Resideo Technologies, Inc.
Notes to Consolidated Financial Statements

On June 23, 2023, we amended the Swap Agreements to transition from a hedge of LIBOR-based cash flows to a hedge of SOFR-based cash flows. Under the amended Swap Agreements, we convert a portion of our variable interest rate obligations based on Term SOFR with a minimum rate of 0.39% per annum to a base fixed weighted average rate of 1.13% over the remaining terms. We designated the Swap Agreements as cash flow hedges of the variability in expected cash outflows for interest payments.

The Swap Agreements are adjusted to fair value on a quarterly basis. The fair value of each swap is presented within the Consolidated Balance Sheets, and we recognize any changes in the fair value as an adjustment of accumulated other comprehensive loss within equity to the extent the swap is effective. As interest expense is accrued on the debt obligation, amounts in accumulated other comprehensive loss related to the Swap Agreements are reclassified into income resulting in a net interest expense on the hedged amount of the underlying debt obligation equal to the effective yield of the fixed rate of the swap.

The following table summarizes the fair value and presentation of derivative instruments in the Consolidated Balance Sheets as well as the pre-tax gain (loss) recorded in accumulated other comprehensive loss:

	Fair Value of Derivative Assets		
		December 31,	
(in millions)	**Financial Statement Line Item**	**2023**	**2022**
Derivatives designated as hedging instruments			
Interest rate swaps	Other current assets	$ 20	$ 23
Interest rate swaps	Other assets	10	22
Total derivative assets designated as hedging instruments		$ 30	$ 45
Unrealized gain	Accumulated other comprehensive loss	$ 25	$ 42

Unrealized gains expected to be reclassified from accumulated other comprehensive loss in the next 12 months are estimated to be $22 million as of December 31, 2023.

The following tables summarize the effect of derivative instruments designated as cash flow hedges in other comprehensive income (loss) and the Consolidated Statements of Operations:

		Years Ended December 31,	
(in millions)	**Financial Statement Line Item**	**2023**	**2022**
Gains recorded in accumulated other comprehensive loss, beginning of year		$ 42	$ 6
Current period gain (loss) recognized in/reclassified from other comprehensive income	Interest expense, net	25	42
(Gains) losses reclassified from accumulated other comprehensive loss to net income	Interest expense, net	(42)	(6)
Gains recorded in accumulated other comprehensive loss, end of year		$ 25	$ 42

Note 13. Fair Value

The estimated fair value of our financial instruments held, and when applicable, issued to finance our operations, is summarized below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that we would realize upon disposition nor do they indicate our intent or ability to dispose of the financial instrument. Assets and liabilities that are carried at fair value are required to be classified and disclosed in one of the following three categories:

Level 1—quoted market prices in active markets for identical assets and liabilities
Level 2—observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3—unobservable inputs that are not corroborated by market data

Financial and non-financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no changes in the methodologies used in our valuation practices as of December 31, 2023 and 2022.

The fair values of long-term debt instruments were determined using quoted market prices in inactive markets or discounted cash flows based upon current observable market interest rates and therefore were classified as Level 2 measurements in the fair value hierarchy.

The following table provides a summary of the carrying amount and fair value of outstanding debt:

(in millions)	December 31, 2023		December 31, 2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt				
4.000% Senior Notes due 2029	$ 300	$ 266	$ 300	$ 242
Variable rate A&R Term B Facility	1,119	1,122	1,131	1,125
Total debt	$ 1,419	$ 1,388	$ 1,431	$ 1,367

As of December 31, 2023 and 2022, there were no borrowings and no letters of credit issued under the A&R Revolving Credit Facility. Refer to *Note 11. Long-Term Debt* to Consolidated Financial Statements.

Credit and Market Risk—Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Market risk represents our exposure to changes associated with our international operations as we generate revenue and incur expenses in various currencies. We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. The terms and conditions of credit sales are designed to mitigate or eliminate concentrations of credit risk with any single customer. Management does not believe we are exposed to any significant concentrations of credit risk that arise from cash and cash equivalent investments, derivatives or accounts receivable.

Foreign Currency Risk Management—We conduct business on a multinational basis in a wide variety of foreign currencies. We are exposed to market risks from changes in currency exchange rates. These exposures may impact future earnings and/or operating cash flows. The exposure to market risk for changes in foreign currency exchange rates arises from transactions arising from international trade, foreign currency denominated monetary assets and liabilities, and international financing activities between subsidiaries. We rely on natural offsets to address the exposures. As of December 31, 2023 and 2022, we had no forward or option hedging contracts.

Interest Rate Risk—We have exposure to movements in interest rates associated with cash and borrowings. We may enter into various interest rate protection agreements in order to limit the impact of movements in interest rates.

The following table provides a summary of the carrying amount and fair value of our interest rate swaps:

(in millions)	December 31, 2023		December 31, 2022	
	Carrying Value	Significant other observable inputs (Level 2)	Carrying Value	Significant other observable inputs (Level 2)
Assets:				
Interest rate swaps	$ 30	$ 30	$ 45	$ 45

There are no Level 1 or Level 3 assets or liabilities for the periods presented. The fair values of derivative financial instruments have been determined based on market value equivalents at the balance sheet date, taking into account the current interest rate environment and therefore were classified as Level 2 measurements in the fair value hierarchy. Refer to *Note 12. Derivative Financial Instruments* to Consolidated Financial Statements.

The fair value calculated during the annual goodwill and indefinite-lived intangible asset impairment test uses the market approach in combination with the income approach for the reporting units and the relief from royalty method for the indefinite-lived intangible assets, respectively. The fair value is a Level 3 valuation based on certain unobservable inputs including estimated future cash flows and discount rates aligned with market-based assumptions, that would be utilized by market participants in valuing these assets or prices of similar assets. In addition, for long-lived assets, we performed an impairment test for certain location level assets. We utilize primarily the replacement cost method (a Level 3 valuation method) for the fair value of property, plant and equipment, and the income method to estimate the fair value of right-of-use assets, which incorporates Level 3 inputs such as internal business plans, real estate market capitalization and rental rates, and discount rates. Refer to *Note 2. Summary of Significant Accounting Policies* and *Note 10. Leases* to Consolidated Financial Statements.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued and other liabilities approximate fair value because of the short-term maturity of these amounts.

Note 14. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
(in millions)	2023	2022
Obligations payable under Indemnification Agreements	$ 140	$ 140
Compensation, benefit and other employee-related	110	108
Customer rebate reserve	104	98
Restructuring	30	27
Product warranties	24	40
Current operating lease liability	39	37
Taxes payable	34	38
Other [1]	128	152
Total accrued liabilities	$ 608	$ 640

[1] Other includes accruals for advertising, legal and professional reserves, freight, royalties, interest, and other miscellaneous items.

The Indemnification Agreements are further described in *Note 15. Commitments and Contingencies.*

Note 15. Commitments and Contingencies

Environmental Matters

We are subject to various federal, state, local, and foreign government requirements relating to the protection of the environment and accrue costs related to environmental matters when it is probable that we have incurred a liability related to a contaminated site and the amount can be reasonably estimated. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. We have incurred remedial response and voluntary cleanup costs for site contamination and are a party to claims associated with environmental and safety matters, including products containing hazardous substances. Additional claims and costs involving environmental matters are likely to continue to arise in the future.

Environment-related expenses for sites owned and operated by us are presented within cost of goods sold for operating sites. For the years ended December 31, 2023, 2022, and 2021, environmental expenses related to these operating sites were not material. Liabilities for environmental costs were $22 million for the years ended December 31, 2023 and 2022.

Obligations Payable Under Indemnification Agreements

The Reimbursement Agreement and the Tax Matters Agreement (collectively, the "Indemnification Agreements") are further described below.

Reimbursement Agreement

In connection with the Spin-Off, we entered into the Reimbursement Agreement, pursuant to which we have an obligation to make cash payments to Honeywell in amounts equal to 90% of payments for certain Honeywell environmental-liability payments, which include amounts billed (payments), less 90% of Honeywell's net insurance receipts relating to such liabilities, and less 90% of the net proceeds received by Honeywell in connection with (i) affirmative claims relating to such liabilities, (ii) contributions by other parties relating to such liabilities and (iii) certain property sales (the recoveries). While the amount payable by us in respect of such liabilities arising in any given year is subject to a cap of $140 million under the Reimbursement Agreement, the estimated liability for resolution of pending and future environmental-related liabilities recorded on our balance sheets are calculated as if we were responsible for 100% of the environmental-liability payments associated with certain sites.

Payments in respect of the liabilities arising in a given year will be made quarterly throughout such year on the basis of an estimate of the liabilities and recoveries provided by Honeywell. Following the end of any such year, Honeywell will provide us with a calculation of the amount of payments and the recoveries actually received.

Payment amounts under the Reimbursement Agreement will be deferred to the extent that a specified event of default has occurred and is continuing under certain indebtedness, including under the A&R Credit Agreement, or the payment thereof causes us not to be compliant with certain financial covenants in certain indebtedness, including the A&R Credit Agreement on a pro forma basis, including the maximum total leverage ratio (ratio of consolidated debt to consolidated EBITDA, which excludes any amounts owed to Honeywell under the Reimbursement Agreement), and the minimum interest coverage ratio.

The obligations under the Reimbursement Agreement will continue until the earlier of: (1) December 31, 2043; or (2) December 31 of the third consecutive year during which the annual reimbursement obligation (including in respect of deferred payment amounts) has been less than $25 million.

In 2021 and 2020, several amendments were executed with respect to the Reimbursement Agreement. These amendments included modifications of certain covenants in Exhibit G to conform to the amended covenants included in the Credit Agreement First Amendment, deferment of certain payments under the Reimbursement Agreement to later in the year, and amendment of Exhibit G to, among other things, permit a sale and leaseback transaction. An aggregate amount of up to $150 million would be permitted thereunder so long as the same conditions that are applicable under the Credit Agreement are satisfied. On February 12, 2021, the covenants in Exhibit G of the Reimbursement Agreement were amended and restated in their entirety to substantially conform to the affirmative and negative covenants contained in the A&R Credit Agreement.

Tax Matters Agreement

In connection with the Spin-Off, we entered into the Tax Matters Agreement with Honeywell, pursuant to which we are responsible and will indemnify Honeywell for certain taxes, including certain income taxes, sales taxes, VAT and payroll taxes, relating to the business for all periods, including periods prior to the consummation of the Spin-Off. In addition, the Tax Matters Agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the Spin-Off.

We are required to indemnify Honeywell for any taxes resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state and local income tax law, as well as foreign tax law, where such taxes result from our action or omission not permitted by the Separation and Distribution Agreement between Honeywell and Resideo dated as of October 19, 2018 or the Tax Matters Agreement.

The following table summarizes information concerning the Reimbursement and Tax Matter Agreements' liabilities:

(in millions)	Reimbursement Agreement	Tax Matters Agreement	Total
Beginning balance, January 1, 2022	$ 597	$ 128	$ 725
Accruals for liabilities deemed probable and reasonably estimable [1]	157	(2)	155
Payments to Honeywell	(140)	(20)	(160)
Balance as of December 31, 2022	614	106	720
Accruals for liabilities deemed probable and reasonably estimable [1]	178	(9) $	169
Payments to Honeywell	(140)	— $	(140)
Balance as of December 31, 2023	$ 652	$ 97	$ 749

[1] Reimbursement Agreement liabilities deemed probable and reasonably estimable, however, it is possible we could pay $140 million per year (exclusive of any late payment fees up to 5% per annum) until the earlier of (1) December 31, 2043; or (2) December 31 of the third consecutive year during which the annual reimbursement obligation (including in respect of deferred payment amounts) has been less than $25 million.

The liabilities related to the Reimbursement and Tax Matter Agreements are included in the following balance sheet accounts:

(in millions)	Years Ended December 31,	
	2023	2022
Accrued liabilities	$ 140	$ 140
Obligations payable under Indemnification Agreements	609	580
Total indemnification liabilities	$ 749	$ 720

For the years ended December 31, 2023, 2022 and 2021, net expenses related to the Reimbursement Agreement were $178 million, $157 million, and $146 million respectively, and are recorded in other expense, net.

We do not currently possess sufficient information to reasonably estimate the amounts of indemnification liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with such indemnification liability payments can be determined although they could be material to our consolidated results of operations and operating cash flows in the periods recognized or paid.

Independent of our payments under the Reimbursement Agreement, we will have ongoing liability for certain environmental claims, which are part of our ongoing business.

Trademark Agreement

We entered into a 40-year Trademark Agreement with Honeywell that authorizes our use of the Honeywell Home trademark in the operation of our business for the advertising, sale and distribution of certain licensed products. In exchange, we pay Honeywell a royalty fee of 1.5% based on net revenue related to such licensed products, which is recorded in selling, general and administrative expense in the Consolidated Statements of Operations. For the years ended December 31, 2023, 2022, and 2021, royalty fees were $18 million, $23 million, and $21 million, respectively.

Other Matters

We are subject to lawsuits, investigations and disputes arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, acquisitions and divestitures, employee matters, intellectual property, and environmental, health, and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments or outcomes in these matters, as well as potential ranges of possible losses, based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. No such matters are material to our financial statements.

Certain current or former directors and officers were defendants in a consolidated derivative action, In re Resideo Technologies, Inc. Derivative Litigation (the "Consolidated Federal Derivative Action"), which was stayed pending entry of final judgment in the related securities litigation and Delaware Chancery derivative action. An additional suit was filed in the Court of Chancery of the State of Delaware in 2021 and not consolidated with the Consolidated Federal Derivative Action. On November 17, 2022, the parties executed a Confidential Term Sheet summarizing the agreed terms of a global settlement to resolve all of the pending lawsuits and derivative claims. Under the terms of the settlement, we agreed to implement or codify certain corporate governance reforms and reimburse the plaintiffs' attorneys' fees of up to $1.6 million. The U.S. District Court for the District of Minnesota issued an order granting final approval of the settlement, judgment was entered on January 9, 2024 and the action was dismissed with prejudice. The parties filed a joint stipulation and proposed order of dismissal for the Delaware Chancery action, which the court approved. The settlement liability is included in the other accrued liabilities in the Consolidated Balance Sheets, the expected insurance recovery of approximately $0.6 million is included in accounts receivable, net.

On September 16, 2022, Salvatore Badalamenti ("Plaintiff") filed a putative class action lawsuit (the "Badalamenti Lawsuit") in the U.S. District Court for the District of New Jersey against Honeywell International Inc. and the Company. Plaintiff alleges, among other things, that the Company violated certain consumer protection laws by falsely advertising the Company's combination-listed single data-bus burglar and fire alarms system control units (the "Products") as conforming to Underwriters Laboratories, Inc. (the "UL") or the National Fire Protection Association ("NFPA") standards and/or failing to disclose such nonconformance. Plaintiff further alleges that the Products are defective because they do not conform to the UL and NFPA industry standards. Plaintiff does not allege that he, or anyone else, has experienced any adverse event due to the alleged product defect or that the Products did not work. Plaintiff alleges causes of action for violation of the New Jersey Consumer Fraud Act, fraud, negligent misrepresentation, breach of express and implied warranties, violation of the Magnuson-Moss Warranty Act, unjust enrichment, and violation of the Truth-in-Consumer Contract, Warranty, and Notice Act.

Plaintiff seeks to represent a putative class of other persons in the U.S. who purchased the Products. Plaintiff, on behalf of himself and the putative class, seeks damages in an unknown amount, which he describes as the cost to repair and/or replace the Products and/or the diminution in value of the Products.

We believe we have strong defenses against the allegations and claims asserted in the Badalamenti Lawsuit and our motion to dismiss Plaintiff's complaint was fully briefed on March 3, 2023. We continue to defend the matter vigorously; however, there can be no assurance that we will be successful in such defense. In light of the early stage of the Badalamenti Lawsuit, we are unable to estimate the total costs to defend the matter or the potential liability to us in the event that we are not successful in our defense.

On June 28, 2023, Lisset Tredo, a Company employee, filed a putative class action complaint in the San Diego County Superior Court on behalf of all non-exempt employees in California, in which she alleges violations by the Company of the California Labor Code related to sick leave pay, accurate wage statements, recordkeeping, and pay timing, and on August 28, 2023 she filed a first amended complaint adding a claim under the California Private Attorneys General Act (the "Tredo Lawsuit"). In the Tredo Lawsuit, Tredo seeks alleged unpaid wages, restitution, interest, statutory penalties, civil penalties, attorneys' fees and costs in an unknown amount. The Company answered the Tredo Lawsuit in which it asserted a general denial of plaintiff's allegations and asserted various defenses.

We are investigating the allegations and defenses. At the request of plaintiff's counsel, the parties have agreed to postpone mediation from January 2024 to May 2024, and to stay formal discovery pending the outcome of the mediation. If the case is not resolved at mediation, we intend to defend the matter vigorously; however, there can be no assurance that we will be successful in such defense. At this stage we are unable to estimate the total costs to defend the matter or the potential liability to us in the event that we are not successful in our defense.

Warranties and Guarantees

In the normal course of business, we issue product warranties and product performance guarantees. We accrue for the estimated cost of product warranties and product performance guarantees based on contract terms and historical experience at the time of sale. Adjustments to initial obligations for warranties and guarantees are made as changes to the obligations become reasonably estimable. Product warranties and product performance guarantees are included in other accrued liabilities.

The following table summarizes information concerning recorded obligations for product warranties and product performance guarantees.

(in millions)	December 31,					
		2023		**2022**		**2021**
Beginning balance	$	48	$	23	$	22
Accruals for warranties/guarantees issued during the year		24		30		22
Adjustment of pre-existing warranties/guarantees		—		(2)		(3)
Settlement of warranty/guarantee claims		(38)		(17)		(18)
Reserve of acquired company at date of acquisition		—		14		—
Ending balance	$	34	$	48	$	23

Purchase Commitments

Our unconditional purchase obligations include purchase commitments with suppliers and other obligations entered into during the normal course of business regarding the purchase of goods and services. For the years ended December 31, 2023, 2022, and 2021, purchases related to these obligations were $91 million, $41 million and $22 million, respectively.

Aggregate payments on these obligations at December 31, 2023, follows:

(in millions)		**Payments**
2024	$	142
2025		113
2026		85
2027		2
2028 and thereafter		—
Total	$	342

Note 16. Other Expense, net

Other expenses, net consists of the following:

(in millions)	Years Ended December 31,					
		2023		**2022**		**2021**
Reimbursement Agreement expense	$	178	$	157	$	146
Return on pension assets		9		(39)		(9)
Other, net		(18)		21		22
Total other expenses, net	$	169	$	139	$	159

The Reimbursement Agreement is further described in *Note 15. Commitments and Contingencies* to the Consolidated Financial Statements.

Note 17. Income Taxes

Income tax expense is based on pretax financial accounting income. Deferred income taxes are recognized for the temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.

The following is a summary of the components of income before provision for income taxes:

	Years Ended December 31,		
(in millions)	2023	2022	2021
U.S.	$ 76	$ 124	$ 79
Non-U.S.	237	294	274
Total	$ 313	$ 418	$ 353

The components of the provision for income taxes consisted of the following:

	Years Ended December 31,		
(in millions)	2023	2022	2021
Current:			
U.S.	$ 80	$ 95	$ 60
Non-U.S.	51	43	45
Total current	$ 131	$ 138	$ 105
Deferred:			
U.S.	$ (6)	$ (13)	$ 5
Non-U.S.	(22)	10	1
Total deferred	$ (28)	$ (3)	$ 6
Total provision	$ 103	$ 135	$ 111

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate is as follows:

	Years Ended December 31,		
	2023	2022	2021
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %
Impact of foreign operations	(0.9)	(1.6)	(0.2)
U.S. state income taxes	4.4	3.0	3.6
Non-deductible indemnification costs	10.9	7.7	8.4
Executive compensation over $1 million	1.6	1.0	0.9
Other non-deductible expenses	0.3	(0.6)	0.4
U.S. taxation of foreign earnings	2.8	1.0	1.4
Tax credits	(0.8)	(0.5)	(0.7)
Change in tax basis in foreign assets [1]	(6.5)	—	—
All other items, net	(0.2)	1.3	(3.5)
Effective income tax rate	32.7 %	32.3 %	31.3 %

[1] The 2023 impact represents the initial recognition of a step-up in the tax basis of intangible assets recorded under Switzerland tax reform, net of valuation allowance.

Deferred income taxes reflect the net impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The tax effects of the temporary differences as of December 31, 2023 and 2022 are as follows:

(in millions)	Years Ended December 31,	
	2023	**2022**
Deferred tax assets:		
Pension	$ 21	$ 16
Intangibles [2]	28	—
Other asset basis differences	51	54
Operating lease liabilities	44	43
Employee compensation and benefits	23	17
Inventory costing and related reserves	11	15
Capitalized research and development	13	6
Other accruals and reserves	19	33
Net operating and capital losses	55	49
Other	11	1
Gross deferred tax assets	276	234
Valuation allowance	(75)	(63)
Total deferred tax assets	$ 201	$ 171
Deferred tax liabilities:		
Intangibles	$ (42)	$ (41)
Property, plant and equipment	(16)	(24)
Operating lease assets	(41)	(40)
Other	(6)	(7)
Total deferred tax liabilities	$ (105)	$ (112)
Net deferred tax asset	$ 96	$ 59

[2] A valuation allowance brings the net deferred tax effect of the allowed step-up of intangible assets recorded under Switzerland tax reform to the amount more likely than not to be realized.

Valuation allowance

In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of certain types of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, our ability to carry back the deferred tax asset, projected future taxable income, and tax planning strategies. A valuation allowance is recorded in each jurisdiction when it is more likely than not that the deferred income tax asset will not be realized. Changes in deferred tax asset valuation allowances typically impact income tax expense.

We maintain a valuation allowance of $75 million against a portion of deferred tax assets. Valuation allowances principally relate to foreign net operating loss carryforwards. As of December 31, 2023, we have deferred tax assets relating to foreign net operating loss carryforwards of $52 million. These tax losses can be carried forward to offset the income tax liabilities on future income in these countries. Cumulative tax losses of $46 million can be carried forward indefinitely, while the remaining $9 million of tax losses must be used during tax years 2023 to 2043.

The rollforward of the valuation allowance on deferred taxes is as follows for the periods indicated:

		Years Ended December 31,		
(in millions)		2023	2022	2021
Beginning balance	$	63	$ 63	$ 60
Additions / (Subtractions)		12	—	3
Ending balance	$	75	$ 63	$ 63

As of December 31, 2023, our total undistributed earnings of foreign affiliates were $2.0 billion, of which $625 million was not considered indefinitely reinvested. While these earnings would not be subject to incremental U.S. tax, if we were to actually distribute these earnings, they could be subject to additional foreign income taxes and/or withholding taxes payable in foreign jurisdictions. Thus, we provide for foreign income taxes payable upon future distributions of the earnings not considered indefinitely reinvested annually. For the year ended December 31, 2023, the tax charge related to earnings that are not considered indefinitely reinvested is not material. Determination of the unrecognized deferred foreign income tax liability related to these undistributed earnings is not practicable due to the complexities associated with this hypothetical calculation.

Uncertain tax positions

The table below sets forth the changes to our gross unrecognized tax benefit as a result of uncertain tax positions, excluding interest and penalties for the years ended December 31, 2023, 2022 and 2021. We do not anticipate that the total unrecognized tax benefits will change significantly within the next twelve months.

		Years Ended December 31,		
(in millions)		2023	2022	2021
Unrecognized tax benefits at beginning of year	$	22	$ 16	$ 10
Decreases related to positions taken on items from prior years		(1)	—	—
Increases related to positions taken in the current year		5	6	6
Decreases due to expiration of statutes of limitations		(4)	—	—
Unrecognized tax benefits at end of year	$	22	$ 22	$ 16

Included in the balance of unrecognized tax benefits as of December 31, 2023 and December 31, 2022, are potential benefits of $22 million and $22 million, respectively, that if recognized would affect the effective tax rate.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. For the year ended December 31, 2023, we recognized no net expense for interest and penalties for unrecognized tax benefits and had net accumulated accrued interest and penalties of $2 million as of December 31, 2023. For the year ended December 31, 2022, we recognized a net expense for interest and penalties of $1 million relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $3 million as of December 31, 2022.

Open tax periods

We file income tax returns in the U.S. federal jurisdiction, all states, and various local and foreign jurisdictions. Our U.S. federal tax returns are no longer subject to income tax examinations for taxable years before 2020. With limited exception, state, local, and foreign income tax returns for taxable years before 2019 are no longer subject to examination.

Note 18. Earnings Per Share

The reconciliation of the numerator and denominator used for the computation of basic and diluted earnings per share follows:

		Years Ended December 31,				
(in millions)		2023		2022		2021
Numerator for basic and diluted earnings per share:						
Net income	$	210	$	283	$	242
Denominator for basic and diluted earnings per share:						
Weighted average basic number of common shares outstanding		147		146		144
Plus: dilutive effect of common stock equivalents		1		3		4
Weighted average diluted number of common shares outstanding		148		149		148
Earnings per share:						
Basic	$	1.43	$	1.94	$	1.68
Diluted	$	1.42	$	1.90	$	1.63

Diluted earnings per share is computed based upon the weighted average number of shares of common stock outstanding for the year plus the dilutive effect of common stock equivalents using the treasury stock method and the average market price of our common stock for the period. For the years ended December 31, 2023, 2022 and 2021, average options and other rights to purchase approximately 1.5 million, 0.1 million and 0.2 million shares of our common stock, respectively, were outstanding and anti-dilutive, and therefore excluded from the computation of diluted earnings per share. In addition, an average of 1.2 million, 0.6 million and 0.6 million shares of performance-based unit awards are excluded from the computation of diluted earnings per common share for the years ended December 31, 2023, 2022 and 2021, respectively, as the contingency has not been satisfied.

Note 19. Geographic Areas - Financial Data

Revenue and long-lived assets by geography are as follows:

		Net Revenue [1]				Long-lived Assets [2]		
		Years Ended December 31,				December 31,		
(in millions)		2023	2022	2021		2023	2022	2021
U.S.	$	4,720 $	4,795 $	4,181 $		332 $	347 $	244
Europe		1,065	1,111	1,196		143	131	139
Other International		457	464	469		107	79	46
Total	$	6,242 $	6,370 $	5,846 $		582 $	557 $	429

[1] Net revenue between geographic areas approximate market and is not significant. Net revenue is classified according to their country of origin. Included in U.S. net revenue are export sales of $41 million, $38 million, and $26 million for the years ended December 31, 2023, 2022, and 2021, respectively.

[2] Long-lived assets are comprised of property, plant and equipment, net and right-of-use lease assets.

Note 20. Stockholders' Equity

On August 3, 2023, we announced that our Board of Directors authorized a share repurchase program for the repurchase of up to $150 million of our common stock over an unlimited time period (the "Share Repurchase Program"). Under the Share Repurchase Program, we may repurchase common stock from time-to-time through various methods, including in open market transactions, block trades, accelerated share repurchases, privately negotiated transactions, derivative transactions or otherwise, certain of which may be made pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in compliance with applicable state and federal securities laws. The Share Repurchase Program can be modified or terminated by our Board of Directors at any time.

The timing, as well as the number and value of common stock repurchased under the Share Repurchase Program, will be determined at our discretion and will depend on a variety of factors, including our assessment of the intrinsic value and market price of our common stock, general market and economic conditions, available liquidity, compliance with our debt and other agreements, applicable legal requirements, the nature of other investment opportunities available to us and other considerations.

During the twelve months ended December 31, 2023, we repurchased 2.6 million shares of common stock in the open market at a total cost of $41 million. As of December 31, 2023, the Company had approximately $109 million of authorized repurchases remaining under the Share Repurchase Program. Common stock repurchases are recorded at cost and presented as a deduction from stockholders' equity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Resideo Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Resideo Technologies, Inc. (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 14, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Resideo Technologies, Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Resideo Technologies, Inc (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders' equity, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Honeywell Reimbursement Agreement — Refer to Note 15 to the financial statements

Critical Audit Matter Description

In connection with the Spin-Off, the Company entered into the Honeywell Reimbursement Agreement (the "Reimbursement Agreement"), pursuant to which the Company has an obligation to make cash payments to Honeywell with respect to certain environmental claims associated with specified properties contaminated through historical business operations. The Company's obligation is equal to 90% of payments for certain Honeywell environmental liability payments, less 90% of Honeywell's net insurance receipts, plus certain other recoveries relating to such liabilities, as defined by the Reimbursement Agreement. The amount payable by the Company under this agreement is subject to an annual limit of $140 million.

The Company records its obligation under the Reimbursement Agreement based on the underlying environmental remediation liabilities of specified Honeywell sites which are recorded when a remediation liability is determined to be probable, and the related costs can be reasonably estimated. The determination of the amount of future costs associated with environmental remediation requires judgments and estimates by management. Furthermore, information the Company uses to evaluate the estimates is obtained from Honeywell under the terms of the Reimbursement Agreement.

Given the subjectivity in estimating the remediation costs for environmental matters and judgments made by management related to those estimates, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions requires a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's obligation under the Reimbursement Agreement and evaluation of the Company's evidence supporting its estimates included the following, among others:

- We tested the effectiveness of controls related to remediation costs for environmental matters, including management's controls over the recording of and changes to the liability for the Company's obligations under the Reimbursement Agreement.
- We read the Reimbursement Agreement and evaluated the Company's compliance with it to the extent it has the potential to affect the Company's related liability.
- We performed searches of third-party sources to identify potential liabilities related to the specified sites that may not have been included in the estimates.
- We tested the completeness and accuracy of the recognition of the Company's liability for obligations under the Reimbursement Agreement through the following procedures:
  – For a selection of incremental charges to the Honeywell Environmental liability (increases), obtained supporting documentation related to the valuation of the liability from management, including, but not limited to, regulatory records of decision, feasibility studies, and third-party engineering estimates.
  – For a selection of payments related to the Honeywell Environmental liability (decreases), obtained supporting documentation related to the original invoice and proof of payment.
  – Made inquiries of internal and external legal counsel regarding environmental matters.
  – Performed searches of public domain sources to identify new remediation sites attributable to the Company or any additional remediation activities required by federal, state, or international authorities that may not have been included in the estimates.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 14, 2024

We have served as the Company's auditor since 2018.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures designed to give reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosures.

Management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud have been or will be detected.

Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of our management, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on this assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2023.

The effectiveness of the internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8. Financial Statements and Supplementary Data of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2023, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be included in our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after our year ended December 31, 2023 in connection with our 2024 Annual Meeting of Stockholders, or the 2024 Proxy Statement, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be included in the 2024 Proxy Statement, which will be filed pursuant to Regulation 14A within 120 days after our year ended December 31, 2023 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in the 2024 Proxy Statement, which will be filed pursuant to Regulation 14A within 120 days after our year ended December 31, 2023 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in the 2024 Proxy Statement, which will be filed pursuant to Regulation 14A within 120 days after our year ended December 31, 2023 and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information relating to fees paid to and services performed by Deloitte & Touche LLP and our Audit Committee's pre-approval policies and procedures with respect to non-audit services are contained in the 2024 Proxy Statement, which will be filed pursuant to Regulation 14A within 120 days after our year ended December 31, 2023, and such information is incorporated herein by reference.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

(a)(1)**Financial Statements**

The Consolidated Financial Statements and accompanying notes, together with the report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm (PCAOB ID No. 34), appear in Part II Item 8. Financial Statements and Supplementary Data of this Form 10-K.

(a)(2)**Financial Statements Schedules**

All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or accompanying thereto.

(a)(3)**Exhibits**

The Exhibits listed below on the Exhibit Index are filed or incorporated by reference as part of this Form 10-K.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Indemnification and Reimbursement Agreement, dated October 14, 2018, between New HAPI Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.1 to Resideo's Form 10-K filed on February 25, 2021, File No. 001-38635)
2.2	Separation and Distribution Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.1 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635)
2.3	Transition Services Agreement, dated October 19, 2018, between Honeywell International Inc. and Ademco Inc., a subsidiary of Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.2 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635)
2.4	Tax Matters Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.3 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635)
2.5	Employee Matters Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.4 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635)
2.6	Patent Cross-License Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.5 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635)
2.7	Trademark License Agreement, dated October 19, 2018, between Honeywell International Inc. and Resideo Technologies, Inc.* (incorporated by reference to Exhibit 2.6 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635)
2.8	First Amendment to Indemnification and Reimbursement Agreement, dated as of April 21, 2020, between Resideo Intermediate Holding Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.1 to Resideo's Form 8-K filed on April 23, 2020, File No. 001-38635)
2.9	First Amendment to Trademark License Agreement, dated as of April 21, 2020, between Resideo Technologies, Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.7 to Resideo's Form 8-K filed on April 23, 2020, File No. 001-38635)
2.10	Second Amendment to Indemnification and Reimbursement Agreement, dated as of July 28, 2020, between Resideo Intermediate Holding Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.1 to Resideo's Form 8-K filed on July 31, 2020, File No. 001-38635)
2.11	Second Amendment to Trademark License Agreement, dated as of September 23, 2020, between Resideo Technologies, Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.11 to Resideo's form 10-K filed on February 25, 2021, File No. 001-38635)
2.12	Third Amendment to Indemnification and Reimbursement Agreement, dated as of November 16, 2020, between Resideo Intermediate Holding Inc. and Honeywell International Inc.* (incorporated by reference to Exhibit 2.1 to Resideo's Form 8-K filed on November 20, 2020, File No. 001-38635)

2.13   Fourth Amendment to Indemnification and Reimbursement Agreement, dated as of February 12, 2021, between Resideo Intermediate Holding Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.1 to Resideo's Form 8-K filed February 17, 2021, File No. 001-38635).

2.14   Third Amendment to Trademark License Agreement, dated as of May 12, 2021, between Resideo Technologies, Inc. and Honeywell International Inc. (incorporated by reference to Exhibit 2.14 to Resideo's Form 10-K filed on February 21, 2023, File No. 001-38635)

2.15   Equity Purchase Agreement, dated as of February 6, 2022, by and between Resideo Technologies, Inc. and Newell Brands Inc. † (incorporated by reference to Exhibit 2.1 to Resideo's Form 8-K filed on February 7, 2022, File No. 001-38635)

3.1   Amended and Restated Certificate of Incorporation of Resideo Technologies, Inc. (incorporated by reference to Exhibit 3.1 to Resideo's Form 8-K filed on October 29, 2018, File No. 001-38635)

3.2   Amended and Restated By-laws of Resideo Technologies, Inc. (incorporated by reference to Exhibit 3.2 to Resideo's Form 8-K filed on February 6, 2023, File No. 001-38635)

4.1   Description of Securities of Registrant (incorporated by reference to Exhibit 4.1 to Resideo's Form 10-K filed on February 21, 2023, File No. 001-38635)

4.2   Indenture, dated as of October 19, 2018, among Resideo Funding Inc., Resideo Technologies, Inc., the other guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee. (incorporated by reference to Exhibit 4.1 to Resideo's Form 8-K filed on October 19, 2018, File No. 001-38635)

4.3   Indenture, dated as of August 26, 2021, among Resideo Funding, Inc., as issuer, Resideo Technologies, Inc., the other guarantors named therein, and U.S. Bank National Association, as trustee. (incorporated by reference to Exhibit 4.1 to Resideo's Form 8-K filed on August 27, 2021, File No. 001-38635)

4.4   First Supplemental Indenture, dated April 1, 2022, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 to Resideo's Form 8-K filed on April 4, 2022, File No. 001-38635)

4.5   Second Supplemental Indenture, dated May 19, 2022, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.2 to Resideo's Form 10-Q filed on August 4, 2022, File No. 001-38635)

4.6   Third Supplemental Indenture, dated September 26, 2022, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 to Resideo's Form 10-Q filed on November 1, 2022, File No. 001-38635)

4.7   Fourth Supplemental Indenture, dated April 11, 2023, to the Senior Notes Indenture, dated August 26, 2021, relating to the Issuer's 4.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 to Resideo's Form 10-Q filed May 3, 2023, File No. 001-38635)

10.01   Form of Internal Hire Offer Letter ‡ (incorporated by reference to Exhibit 10.03 to Resideo's Form 10 filed on August 23, 2018, File No. 001-38635)

10.02   Resideo Technologies Supplemental Savings Plan ‡ (incorporated by reference to Exhibit 10.05 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635)

10.03   Resideo Technologies, Inc. Severance Plan For Designated Officers as amended on November 15, 2018 ‡ (incorporated by reference to Exhibit 10.07 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635)

10.04	Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates ‡ (incorporated by reference to Appendix A to the Definitive Proxy Statement for the 2023 Annual Meeting of Shareholders filed on April 25, 2023)
10.05	2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc. ‡ (incorporated by reference to Exhibit 4.4 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687)
10.06	2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Stock Option Award Agreement. ‡ (incorporated by reference to Exhibit 4.5 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687)
10.07	2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Restricted Stock Unit Agreement. ‡ (incorporated by reference to Exhibit 4.6 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687)
10.08	2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Restricted Stock Unit Agreement (for replacement awards). ‡ (incorporated by reference to Exhibit 4.7 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687)
10.09	2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Performance Stock Unit Agreement. ‡ (incorporated by reference to Exhibit 4.8 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687)
10.10	2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Performance Unit Agreement. ‡ (incorporated by reference to Exhibit 4.9 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687)
10.11	2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc. Form of Stock Option Award Agreement. ‡ (incorporated by reference to Exhibit 4.10 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687)
10.12	2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc. Form of Restricted Stock Unit Agreement. ‡ (incorporated by reference to Exhibit 4.11 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687)
10.13	Resideo Technologies UK Sharebuilder Plan. ‡ (incorporated by reference to Exhibit 4.12 to Resideo's Form S-8 filed on December 6, 2018, File No. 333-228687)
10.14	Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Stock Option Award Agreement. ‡ (incorporated by reference to Exhibit 10.20 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635)
10.15	Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Restricted Stock Unit Agreement. ‡ (incorporated by reference to Exhibit 10.21 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635)
10.16	Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Performance Stock Unit Agreement. ‡ (incorporated by reference to Exhibit 10.22 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635)
10.17	Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Performance Unit Agreement. ‡ (incorporated by reference to Exhibit 10.23 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635)

10.18   Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Restricted Stock Unit Agreement amended as of July 28, 2022. ‡ (incorporated by reference to Exhibit 10.1 to Resideo's Form 10-Q filed on November 1, 2022, File No. 001-38635)

10.19   Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Performance Stock Unit Agreement amended as of July 28, 2022. ‡ (incorporated by reference to Exhibit 10.2 to Resideo's Form 10-Q filed on November 1, 2022, File No. 001-38635)

10.20   Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Omnibus Amendment to Performance Stock Unit Agreements (for outstanding PSU awards). ‡ (incorporated by reference to Exhibit 10.3 to Resideo's Form 10-Q filed on November 1, 2022, File No. 001-38635)

10.21   Resideo Supplemental Pension Plan ‡ (incorporated by reference to Exhibit 10.24 to Resideo's Form 10-K filed on March 18, 2019, File No. 001-38635)

10.22   Resideo Technologies, Inc. Bonus Plan, amended as of April 28, 2022. ‡ (incorporated by reference to Exhibit 10.1 to Resideo's Form 10-Q filed on August 4, 2022, File No. 001-38635)

10.23   Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Stock Option Award Agreement (adopted 2020). ‡ (incorporated by reference to Exhibit 10.5 to Resideo's Form 10-Q filed on May 7, 2020, File No. 001-38635)

10.24   Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Restricted Stock Unit Agreement (adopted 2020). ‡ (incorporated by reference to Exhibit 10.6 to Resideo's Form 10-Q filed on May 7, 2020, File No. 001-38635)

10.25   Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates Form of Performance Stock Unit Agreement (adopted 2020). ‡ (incorporated by reference to Exhibit 10.7 to Resideo's Form 10-Q filed on May 7, 2020, File No. 001-38635)

10.26   Employment Agreement Letter with Jay Geldmacher dated May 18, 2020. ‡ (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed on May 19, 2020, File No. 001-38635)

10.27   Amendment to Employment Agreement Letter with Jay Geldmacher dated July 1, 2021. ‡ (incorporated nu reference to Exhibit 10.1 to Resideo's Form 10-Q filed August 5, 2021, File No. 001-38635)

10.28   Offer Letter of Anthony L. Trunzo. ‡ (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed on May 29, 2020, File No. 001-38635)

10.29   Letter Agreement with Terms and Conditions of Employment with Phillip Theodore dated December 5, 2023. ‡ (filed herewith)

10.30   Amendment and Restatement Agreement, dated as of February 12, 2021, by and among the Resideo Technologies, Inc., Resideo Holding Inc., Resideo Intermediate Holding Inc., Resideo Funding Inc., certain other subsidiaries of Resideo Technologies, Inc., the lenders and issuing banks party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed February 17, 2021, File No. 001-38635)

10.31   First Amendment dated as of March 28, 2022 to Amended and Restated Credit Agreement, dated as of February 12, 2021, among Resideo Funding Inc., Resideo Technologies Inc., Resideo Holding Inc., Resideo Intermediate Holding Inc., the other subsidiaries of Resideo Technologies, Inc., party thereto JPMorgan Chase Bank N.A., as administrative agent, and the lending institutions party thereto (incorporated by reference to Exhibit 10.1 to Resideo's Form 8-K filed March 28, 2022, File No. 001-38635)

10.32	Second Amendment dated as of June 30, 2023 to Amended and Restated Credit Agreement dated as of February 12, 2021, among Resideo Funding Inc., Resideo Technologies Inc., Resideo Holding Inc., Resideo Intermediate Holding Inc., the other subsidiaries of Resideo Technologies, Inc., party thereto JPMorgan Chase Bank N.A., as administrative agent, and the lending institutions party thereto (incorporated by reference to Exhibit 10.2 to Resideo's Form 10-Q filed August 4, 2023, File No. 001-38635)
21.1	List of subsidiaries of the registrant (filed herewith)
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm (filed herewith)
24.1	Powers of Attorney ‡ (filed herewith)
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
97	Policy Concerning Recoupment of Incentive Based Compensation from Officers (filed herewith)
101.INS	Inline XBRL Instance Document (filed herewith)
101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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* Certain schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted schedules and similar attachments upon request by the U.S. Securities and Exchange Commission.

‡ Indicates management contracts or compensatory plans or arrangements.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Resideo Technologies, Inc.

Date: February 14, 2024

By: /s/ Anthony L. Trunzo

Anthony L. Trunzo
Executive Vice President and Chief Financial Officer
(on behalf of the Registrant and as the Registrant's Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

Name	Title	Date
/s/ Jay Geldmacher Jay Geldmacher	President, Chief Executive Officer and Director (Principal Executive Officer)	February 14, 2024
/s/ Tina Beskid Tina Beskid	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 14, 2024
* Roger B. Fradin	Chairman of the Board	February 14, 2024
* Paul F. Deninger	Director	February 14, 2024
* Cynthia Hostetler	Director	February 14, 2024
* Brian G. Kushner	Director	February 14, 2024
* Jack R. Lazar	Director	February 14, 2024
* Nina L. Richardson	Director	February 14, 2024
* Andrew C. Teich	Director	February 14, 2024
* Sharon Wienbar	Director	February 14, 2024
* Kareem Yusuf	Director	February 14, 2024
*	Director	February 14, 2024

*By: /s/ Jeannine J. Lane
(Jeannine J. Lane, Attorney-in-Fact)

February 14, 2024

April 23, 2024

Dear Resideo Shareholders:

I would like to invite you to attend the 2024 Annual Meeting of Shareholders of Resideo Technologies, Inc. ("Resideo" or the "Company"), which will be held via a live virtual meeting on Wednesday, June 5, 2024 at 1:00 p.m. Eastern Daylight Time.

In 2023 we continued to make progress against our key initiatives to transform the business. Our actions included further reshaping our portfolio, reducing structural costs, forming new partnerships, and continuing to innovate with new product introductions. This resulted in near-term financial momentum which we expect will better position the company for long-term profitable growth.

Executing against this strategy, we finished 2023 on a positive note both financially and operationally, delivering tangible progress on our key initiatives. Highlights include:

- Delivered strong cash flow generation with free cash flow of $335 million for the year, 160% conversion of net income, and repurchased 2.6 million shares.
- Drove sequential quarterly improvements in Products and Solutions gross margin as the year progressed. Completed the sale of our non-strategic Genesis Wire business at an attractive valuation and the outsourcing of our casting facility in San Diego.
- Added strategic capabilities to both our Product and Solutions and ADI businesses through bolt-on acquisitions and expanded our reach through new partnership agreements.
- Expanded our product content with existing homebuilders and added over 20 new builder partners.
- Grew ADI e-commerce sales by 8% year-over-year and made significant investments to enhance our customers' digital experience.

Products and Solutions

In 2023, Products and Solutions navigated market headwinds in the US. Consumers adjusted to higher interest rates resulting in an almost 20% reduction in existing home sales along with a meaningful slowdown in related repair and remodel activity. Despite these market challenges we had solid execution across the business with our First Alert and BRK brands, particularly in the home builder channel. We expanded the number of homebuilders we are working with and continued to increase our content per home.

We made progress around new product introduction cadence, highlighted by our First Alert branded video doorbell and outdoor cameras for the professional security market. We introduced a new WiFi water leak and freeze detector and a WiFi water shutoff valve. These First Alert branded connected devices provide real-time water leak notifications and automatic water shutoff capabilities. We also introduced the HPCr, an indoor control unit for heat pumps. This is part of our component portfolio supporting the growing EMEA heat pump market.

We continued to drive price realization across the portfolio while managing input costs throughout the year. Gross margin improved sequentially in each quarter within 2023 as we achieved reductions in raw material costs, manufacturing headcount, and freight costs, which offset the impact of reduced volumes. As unit volumes and factory utilization rates recover, we continue to believe Products and Solutions gross margins can further expand.

Our business transformation within Products and Solutions continued in 2023, highlighted by the divestiture of Genesis Wire in mid-October for $86 million. We also optimized our structural costs by closing our casting facility in San Diego, CA and outsourcing those operations.

We expanded and improved our relationships within the retail, insurance and automotive channels. We were recognized by Lowe's as a 2023 divisional category winner for the building products category. This recognition is the result of significant work across our sales, customer experience, product management, marketing and supply chain teams. This recognition also underscores the value proposition of our products and brands and our deep commitment to partnering with our customer to educate consumers on fire safety. We also expanded our relationship with leading insurance providers, USAA and Nationwide. These relationships will help to enhance homeowner comfort and safety and reduce insurance claims and are an exciting channel for a number of our products. Lastly, we announced a partnership with Ford to explore the potential for vehicle-to-home energy management optimization.

In November, we hosted our annual Connect event in Scottsdale. This event showcased our product innovation and offered networking opportunities for over 700 professional contractors and partners. This event highlighted the thought leadership position we have in the industry with dealers, integrators and installers across the HVAC, security, water, and smart home landscape. Our positioning with the professional contractor remains a unique asset, and much of the work the business has, and continues to undertake, is centered on positioning us to better leverage these relationships.

ADI Global Distribution

Our ADI business also navigated through a challenging environment. We grew in the access control and audio visual categories while demand slowed within residential security and video surveillance. Similar to our Products and Solutions business, we drove structural cost savings within ADI in 2023 while managing through the impact of lower volume and more competitive pricing in certain categories.

An important initiative at ADI has been the continued growth in our digital capabilities. Building a leading digital experience is critical to customer engagement and we expect it to be margin accretive over time. In 2023, our e-commerce sales were up 8% year-over-year. Total touchless sales, which includes e-commerce, electronic data interchange, and email automation, now account for 38% of ADI's total sales. This is a result of a significant investment in our product information management and data asset management systems and will help to enhance the usability of our web experience with a focus on speed, intuitive search, and accuracy of availability and delivery information.

During the year, we continued to add capabilities in adjacent categories with a focus on audio visual and data com. We acquired BTX, building on our recent acquisitions in the audio visual market. Audio visual is a key focus for adjacent market expansion and was one of ADI's better performing categories in 2023, growing 6% on an organic basis, and now accounts for 10% of ADI sales.

ADI opened its new Super Center distribution center in Dallas in 2023. The site has over 400,000 square feet of distribution space and the capacity to house more than two million units of inventory. The site is equipped with advanced warehouse automation technologies and provides real-time and advanced inventory management. This investment is intended to optimize supply chain operations for ADI by enhancing customer service and providing capacity for long-term growth.

Looking to 2024 and Beyond

While headwinds remain in the macro environment, we are focused on delivering our financial targets and maintaining the momentum we generated exiting 2023. In Products and Solutions, we are focused on executing further portfolio and facility optimization as well as increasing the velocity of new product introductions. With our cost actions and transformation work, we believe we are well positioned to drive improved margin and profitability as market conditions begin to recover. In ADI we plan to continue expanding digital initiatives and build upon our adjacent markets and exclusive brand expansion opportunities.

Our focus remains firmly on executing our key strategic initiatives, leveraging our channel strength, product breadth, relationship with the professional, and exposure to attractive long-term structural trends. We remain committed to delivering revenue growth and profit improvement along with continued strong free cash flow generation to drive long-term, sustainable shareholder value.

Sincerely,

Jay Geldmacher

Jay Geldmacher
President and Chief Executive Officer

16100 N. 71st St., Suite 550, Scottsdale, AZ 85254

resideo

Notice of 2024 Annual Meeting of Shareholders



DATE

Wednesday,
June 5, 2024



TIME

1:00 p.m.
Eastern Daylight Time



PLACE

Via the internet at
www.virtualshareholdermeeting.com/
REZI2024

Our 2024 annual meeting will be a live virtual meeting. There will be no physical location for the annual meeting. You will be able to participate in the annual meeting, vote your shares electronically and submit your questions during the live virtual meeting by visiting www.virtualshareholdermeeting.com/REZI2024 and entering the 16-digit control number provided in your proxy materials. You may also submit questions in advance of the meeting by visiting www.proxyvote.com. For more information on accessing the virtual annual meeting, see Question 5 in the section entitled "Questions and Answers About the Annual Meeting and Voting" on page 85.

Agenda:

- ✔ Election of Directors
- ✔ Advisory vote to approve executive compensation
- ✔ Ratification of the appointment of independent registered public accounting firm
- ✔ Approval of the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates
- ✔ Act on a shareholder proposal described in this Proxy Statement, if properly presented
- ✔ Transact such other business as may properly come before the meeting

How to Vote: Your vote is important to us. Unless you vote live at the virtual annual meeting, the deadline for receiving your vote is 11:59 p.m. Eastern Daylight Time, on June 4, 2024.



VIA INTERNET

Visit www.proxyvote.com to vote your shares via the internet. You will need the 16-digit control number provided in your proxy materials when you access the web page.



BY PHONE

If your shares are held in the name of a bank, brokerage firm or similar organization, follow the telephone voting instructions, if any, provided on your voting instruction card. If your shares are registered in your name, call 1-800-690-6903. You will need the 16-digit control number provided in your proxy materials when you call.



BY MAIL

Complete and sign the proxy card or voting instruction form and return it in the enclosed postage pre-paid envelope.



VIA VIRTUAL MEETING

You may vote your shares live at the virtual annual meeting by visiting www.virtualshareholdermeeting.com/REZI2024. You will need to enter the 16-digit control number provided in your proxy materials to vote your shares at the virtual annual meeting.

This Notice of 2024 Annual Meeting of Shareholders and related proxy materials are being distributed or made available to shareholders beginning on April 23, 2024.

On behalf of Resideo's Board of Directors,

JEANNINE LANE
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND CORPORATE SECRETARY

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting of Shareholders to be held on Wednesday, June 5, 2024: our Proxy Statement and 2023 Annual Report are available free of charge on our Investor Relations website at investor.resideo.com.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

resideo

Proxy Statement Summary

Below are highlights of certain information in this Proxy Statement. As it is only a summary, it may not contain all of the information that is important to you. For more complete information, please refer to the complete Proxy Statement and Resideo's 2023 Annual Report before you vote. References to "Resideo," the "Company," "we," "us" or "our" refer to Resideo Technologies, Inc.

2024 Annual Meeting of Shareholders

Date and Time:	June 5, 2024, 1:00 p.m. EDT
Place:	Via the internet at www.virtualshareholdermeeting.com/REZI2024
Record Date:	April 8, 2024
Voting:	Shareholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on
Admission:	To enter Resideo's virtual annual meeting via www.virtualshareholdermeeting.com/REZI2024, you will need the 16-digit control number provided in your proxy materials

How to Cast Your Vote

Your vote is important! Please cast your vote and play a part in the future of Resideo.

Shareholders of record on the Record Date can vote through any of the following ways:

			
INTERNET	**PHONE**	**MAIL**	**VIRTUAL MEETING**
Visit www.proxyvote.com	Call 1-800-690-6903 toll-free from the U.S. or Canada	Return the signed proxy card	Vote your shares live at the virtual annual meeting

The deadline for voting via the internet or by telephone is 11:59 p.m. EDT on June 4, 2024. If you vote by mail, your proxy card must be received before the virtual annual meeting.

Beneficial owners who own shares through a bank, brokerage firm or similar organization can vote by returning the voting instruction form, or by following the instructions for voting via the internet or by telephone, as provided by the bank, brokerage firm or similar organization. If you own shares in different accounts or in more than one name, you may receive different voting instructions for each type of ownership. Please vote all of your shares.

If you are a shareholder of record or a beneficial owner, you may choose to vote at the virtual annual meeting. **Even if you plan to attend our virtual annual meeting, please cast your vote as soon as possible.** For more information on voting your shares, please see "Questions and Answers About the Annual Meeting and Voting" beginning on page 85.

About Resideo

Resideo is a leading global manufacturer and developer of technology-driven products and solutions that provide critical comfort, energy management, and safety and security solutions to over 150 million homes globally. We are also a leading wholesale distributor of low-voltage security, fire and life safety products for commercial and residential markets and serve a variety of adjacent product categories including audio visual, networking, wire and cable, and smart home solutions. We deliver value to our customers via two business segments, Products and Solutions and ADI Global Distribution. Our primary focus is on the professional channel where we are a trusted partner to approximately 100,000 professionals. Our global scale, breadth of product offerings, innovation heritage, and differentiated service and support has enabled our trusted relationship with professional installers and has been a key driver of our success.

Voting Matters and Board Recommendations

	VOTING MATTERS	BOARD RECOMMENDATIONS	PAGE REFERENCE (FOR MORE DETAIL)
Proposal 1.	Election of Directors	FOR Each Nominee	6
Proposal 2.	Advisory Vote to Approve Executive Compensation	FOR	42
Proposal 3.	Ratification of the Appointment of Independent Registered Public Accounting Firm	FOR	71
Proposal 4.	Approval of the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates	FOR	74
Proposal 5.	Shareholder Proposal Regarding Excessive Severance Pay	AGAINST	79

resideo

Director Dashboard



Director Independence

90%

- ■ Independent
- ■ Not Independent

9 | 1



Board Diversity (Gender, Race/Ethnicity)

40%

- ■ Gender diverse
- ■ Racially/ethnically diverse
- ■ Not diverse

6 | 3 | 1



Tenure

Avg. 5.2

- ■ 3 years
- ■ 4 years
- ■ 5 years
- ■ 6 years (Spin-Off)

1 | 2 | 1 | 6



Age

Avg. 63

- ■ 50's
- ■ 60's
- ■ 70's

1 | 2 | 7

Our Board of Directors

Name	Age	Independent	Board Committee Memberships	Other Public Company Board Service
Roger Fradin (Chairman)	70	Yes	Finance Innovation and Technology	Janus International Group L3Harris Technologies, Inc. Vertiv Holdings Co
Jay Geldmacher (President & CEO)	68	No	None	Seagate Technology Holdings plc
Paul Deninger	65	Yes	Audit Finance (Chair) Innovation and Technology	EverQuote
Cynthia Hostetler	61	Yes	Finance Nominating and Governance	TriLinc Global Impact Fund, LLC Invesco Funds Vulcan Materials Company
Brian Kushner	65	Yes	Audit Finance Innovation and Technology	Cumulus Media Inc.
Jack Lazar	58	Yes	Audit (Chair) Innovation and Technology	Astera Labs, Inc. Box, Inc. GLOBALFOUNDRIES Inc. thredUP
Nina Richardson	65	Yes	Compensation and Human Capital Management Nominating and Governance (Chair)	Cohu, Inc. Silicon Laboratories, Inc.
Andrew Teich	63	Yes	Compensation and Human Capital Management Innovation and Technology (Chair) Nominating and Governance	Sensata Technologies Holding PLC
Sharon Wienbar	62	Yes	Compensation and Human Capital Management (Chair) Nominating and Governance	Envois Corporation
Kareem Yusuf	52	Yes	Compensation and Human Capital Management Innovation and Technology	

Corporate Governance Highlights

We are committed to strong corporate governance practices and policies, as described below, that support effective Board leadership and prudent management practices.

- ✔ Annual election of all directors
- ✔ Majority voting for directors in uncontested elections
- ✔ Independent Chairman of the Board
- ✔ Robust risk oversight by full Board and Committees
- ✔ Annual review of Committee charters and Corporate Governance Guidelines

- ✔ All Board committees consist solely of independent directors

- ✔ Finance Committee that reviews and oversees Resideo's capital structure and opportunities for maximizing shareholder value

- ✔ Innovation and Technology Committee that oversees Resideo's overall strategic direction and investment in technology initiatives

- ✔ Rigorous risk oversight of cybersecurity programs by the Audit and Innovation and Technology Committees

- ✔ Annual Board and Committee evaluations

- ✔ Proposed annual advisory vote to approve executive compensation

- ✔ Meaningful stock ownership guidelines for directors and executives

- ✔ Adoption of proxy access

- ✔ Limits on memberships on other boards

- ✔ Commitment to recruiting qualified, diverse director candidates

- ✔ Commitment to health, safety and environmental sustainability

- ✔ Oversight of human capital management, including diversity, equity and inclusion, by Compensation and Human Capital Management Committee

- ✔ Oversight of our code of business conduct and our role as a responsible corporate citizen, including our environmental, social and governance ("ESG") programs, by the Nominating and Governance Committee

- ✔ Policies prohibiting short sales, hedging, margin accounts and pledging

- ✔ Shareholders holding at least 25% of the outstanding stock of the Company have the right to call a special meeting

Executive Compensation Preview

The Compensation Discussion and Analysis section of this Proxy Statement provides a focused discussion of our executive compensation philosophy and the pay programs applicable to our named executive officers. Our compensation program design directly links compensation to the performance of our business and rewards fiscal year results through our annual incentive plan and long-term performance with equity awards.

Our Named Executive Officers

Our leadership team during fiscal 2023 included the following Named Executive Officers ("NEOs"):

NAME	POSITION
Jay Geldmacher	President and Chief Executive Officer
Anthony L. Trunzo	Executive Vice President, Chief Financial Officer
Robert Aarnes	President, ADI Global Distribution
Jeannine Lane	Executive Vice President, General Counsel & Corporate Secretary
Dana Huth	Executive Vice President, Chief Revenue Officer
Phillip Theodore[1]	Former President, Products & Solutions

(1) Effective December 5, 2023, the Board appointed Thomas Surran to succeed Mr. Theodore as President, Products & Solutions, and Mr. Theodore was appointed to a non-executive officer position of Senior Vice President, Executive Advisor.

resideo

Forward-Looking Statements

This Proxy Statement and the cover letter contain "forward-looking statements" regarding expectations about future business and financial results, which speak only as of the date of this Proxy Statement. Although we believe that the forward-looking statements contained in this Proxy Statement are based upon reasonable assumptions, such statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, those described under the headings "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended December 31, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by our forward-looking statements. Except as required by law, we undertake no obligation to update such statements to reflect events or circumstances arising after the date of this presentation, and we caution investors not to place undue reliance on any such forward-looking statements.

The information on our website and the materials available through it are not incorporated by reference into this Proxy Statement.

Proposal 1: Election of Directors

Our Board currently consists of ten directors, and the Board has set the size of the Board as of this year's Annual Meeting at ten. All directors will stand for election each year for annual terms. Our Board has nominated the director nominees for re-election to the Board. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee should become unavailable to serve prior to the Annual Meeting, the shares represented by proxy will be voted for the election of such other person as may be designated by the Board. The Board may also determine to leave the vacancy temporarily unfilled or reduce the authorized number of directors in accordance with the By-Laws. Resideo's By-Laws provide that in any uncontested election of directors (an election in which the number of nominees does not exceed the number of directors to be elected), any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board.

Majority Voting for Directors

Resideo's By-Laws provide a majority voting standard for election of directors in uncontested elections. Each director will be elected by the affirmative vote of a majority of the votes cast, meaning that the number of votes cast "FOR" a director nominee exceeds 50% of the number of votes cast with respect to that director's election.

No incumbent director nominee shall qualify for service as a director unless he or she agrees to submit upon re-nomination to the Board an irrevocable resignation effective upon such director nominee's failure to receive a majority of the votes cast in an uncontested election. The Nominating and Governance Committee (excluding the nominee, if applicable) will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board, excluding the nominee, will act on the resignation and publicly disclose its decision in accordance with the By-Laws.

An election of directors is considered to be contested if there are more nominees for election than positions on the Board to be filled by election at the meeting of shareholders. In a contested election, the required vote would be a plurality of votes cast.

Director Nominees

The Board has affirmatively determined that each of the nominees qualifies for election under the Company's criteria for evaluation of directors. See "Nominating Board Candidates – Procedures and Qualifications" on page 27 for more information on qualifications for director nominees. The Nominating and Governance Committee is responsible for nominating a slate of director nominees who collectively have the complementary experience, qualifications, skills and attributes to guide the Company and function effectively as a Board. The Nominating and Governance Committee believes that each of the nominees has key personal attributes that are important to an effective board, including integrity, relevant industry or professional experience, contribution to the composition, diversity and culture of the Board, the ability and willingness to constructively challenge management and the ability and commitment to devote sufficient time to Board duties. Set forth below is biographical information provided by the director nominees and their specific experience, qualifications and skills that have led the Board and the Nominating and Governance Committee to conclude that they should continue to serve as directors of Resideo. In addition, the Board has determined that each non-employee director nominee qualifies as an independent director under NYSE corporate governance listing standards and the Company's director independence standards as further described under "Director Independence" on page 22.

resideo

Director Qualifications and Skills

Our directors have a broad range of experience that spans different industries and encompasses the relevant business and technology sectors. Directors bring a variety of qualifications, skills and viewpoints to our Board that both strengthen their ability to carry out their oversight responsibilities on behalf of our shareholders and bring richness to Board deliberations. As described above and in the director biographies, our directors have key experiences, qualifications and skills that are relevant and important in light of our business, structure and growth strategy and include the following:

DIRECTOR QUALIFICATIONS AND SKILLS CRITERIA

Senior Leadership Experience

Experience serving as CEO or a senior executive that provides a practical understanding of how complex organizations function and the ability to support our commercial strategy, growth and performance

Consumer Products

Experience with the retail consumer industry, e-commerce, customer service and consumer dynamics that aligns with our business strategies and opportunities

Manufacturing and Supply Chain

Experience with the operations of manufacturing facilities and supply chains that provides critical perspectives in understanding and evaluating operational planning, management and risk mitigation of our business

Technology

Experience developing and adopting new technologies as well as leading innovation initiatives that supports the execution of our vision in the comfort, energy management, safety and security solutions markets

Global Relations

International business strategy, operations and substantive expertise in international matters relevant to our global business

Finance

Experience with finance and financial reporting processes, including monitoring and assessing a company's operating performance to ensure accurate financial reporting and robust controls

Public Company Board Service

Service on the boards and board committees of public companies that provides an understanding of corporate governance practices and risk management oversight as well as insights into board management and relations between the board, the CEO and senior management that will support our commitment to maintain a strong governance framework as an independent public company

Marketing

Expertise in brand development, marketing and sales in local markets on a global scale relevant to our global business

Operations

Experience managing the operations of a business and possessing a deep understanding of the end-markets we serve

Strategy

Practical understanding of the development and implementation of strategic priorities and the risks and opportunities that can impact the Company's operations and strategies which will serve to drive our long-term growth

Mergers & Acquisitions

Experience in business development and mergers and acquisitions to support our initiatives to identify and execute on acquisitions and investments

The table below is a summary of the range of qualifications and skills that each director brings to the Board. The table does not include all of the qualifications that each director offers, and the fact that a particular experience, skill, or qualification is not checked for a specific director does not mean that the director does not possess it.

NAME	SENIOR LEADERSHIP EXPERIENCE	CONSUMER PRODUCTS	MANUFACTURING	TECHNOLOGY	GLOBAL RELATIONS	FINANCE	PUBLIC COMPANY BOARD SERVICE	MARKETING	OPERATIONS	STRATEGY	MERGERS & ACQUISITIONS
Roger Fradin (Chairman)	✔		✔	✔	✔	✔	✔	✔	✔	✔	✔
Jay Geldmacher (President & CEO)	✔		✔	✔	✔	✔	✔	✔	✔	✔	✔
Paul Deninger	✔			✔	✔	✔	✔	✔		✔	✔
Cynthia Hostetler	✔			✔	✔	✔	✔	✔	✔	✔	✔
Brian Kushner	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔
Jack Lazar	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔
Nina Richardson	✔	✔	✔	✔	✔	✔	✔		✔	✔	
Andrew Teich	✔		✔	✔	✔		✔	✔	✔	✔	✔
Sharon Wienbar	✔	✔		✔	✔	✔	✔	✔	✔	✔	✔
Kareem Yusuf	✔	✔		✔	✔			✔	✔	✔	✔

resideo

Director Biographies

The Board of Directors unanimously recommends a vote "FOR" each of the following director nominees.

Nominees for Election

Included in each biography are the key qualifications that led to the conclusion that such directors should serve on our Board.



Roger Fradin, 70

Chairman of the Board

Director since 2018

Committee Memberships:

- Finance
- Innovation and Technology

Other Public Company Directorships:

- Janus International Group
- L3Harris Technologies, Inc. (formerly Harris Corporation)
- Vertiv Holdings Co (formerly GS Acquisition Holdings)

Former:

- Juniper II Corp. (2021-2022)
- Goldman Sachs Acquisition Holdings (2018-2020)
- MSC Industrial Direct (1998-2019)
- Pitney Bowes (2012-2019)

Mr. Fradin has over 30 years of executive leadership experience, providing expertise in management, strategy and mergers and acquisitions. Mr. Fradin also founded the Company's ADI Global Distribution business – and launched its growth as a leading wholesale distributor of security and low-voltage products. Accordingly, in his role as non-executive Chairman of the Board, Mr. Fradin brings deep institutional knowledge, industry expertise and experience overseeing acquisitions.

Key Experience and Qualifications

- **Executive management experience**
  - President and CEO of Honeywell's Automation and Control Solutions business from 2004 to 2014, where he transformed the business segment from a $7 billion business focused on U.S. markets to a $17 billion global leader that develops and manufactures environmental controls, life safety products, and building and process solutions for residential, commercial and industrial facilities
- **Experienced board leader**
  - Served as vice chairman of Honeywell from 2014 to 2017, during which he was responsible for advancing the company's mergers and acquisitions strategy and expanding its presence in high- growth regions and improving internal operations
  - Serves as Chairman of the Board of Janus International Group
  - Serves as chairman of the finance committee and as a member of the innovation and technology committee of L3Harris Technologies
  - Serves as chairman of the compensation committee and as a member of the nominating and corporate governance committee of Vertiv Holdings
  - Served as chairman of Victory Innovation, a Carlyle company

Business Experience

- Advisor, Seal Rock Partners, a private equity firm (2014 to present)
- Operating Executive, The Carlyle Group, a private equity firm (2017 to 2020); Consultant (2020 to present)
- Vice chairman, Honeywell (2014 to 2017); independent contractor, Honeywell (2018)
- President and chief executive officer, Honeywell's Automation and Control Solutions business (2004 to 2014)
- President and chief executive officer, Security and Fire Solutions segment of Honeywell's Automation and Control Solutions business (2000 to 2004)
- President and CEO, Pittway Security and Fire Solutions, a manufacturer and distributor of professional fire and burglar alarms and other security systems (1976 to 2000), through its acquisition by Honeywell in 2000

Certain Other Professional Experience and Community Involvement

- Serves as an advisor to the board of MSC Industrial Direct and as a board member of Sciens, a Carlyle Group company
- Authored books and articles on management and strategy issues

Education

- B.S. degree from The Wharton School at the University of Pennsylvania
- M.B.A. degree from The Wharton School at the University of Pennsylvania



Jay Geldmacher, 68

President, Chief Executive Officer and Director

Director since 2020

Committee Memberships:
• None

Other Public Company Directorships:
• Seagate Technology Holdings plc

Former:
• Verra Mobility Corporation (2018-2020)
• Owens-Illinois, Inc. (2008-2015)

Mr. Geldmacher has more than 30 years of experience in technology and manufacturing industries. In his various leadership roles, he has used his background in operations to strategically allocate capital to gain market share and grow profits in competitive technology markets. Mr. Geldmacher brings to the Board expertise in the fields of operations, technology and international growth and public company board experience.

Key Experience and Qualifications

• **Executive leadership experience**
  • Serves as the President and CEO of the Company, since May 2020, where he leads an organization that provides critical comfort, residential thermal solutions, and security solutions and global wholesale distribution of low-voltage life safety, security, fire, audio visual, networking, wire and cable and smart home solutions for commercial and residential markets
  • Has served in president and chief executive officer roles at several companies, developing a breadth of executive leadership experience

• **Experience in the technology industry**
  • Held executive leadership positions with various technology companies since 1998

Business Experience

• President and CEO, Resideo (2020 to present)
• President and CEO, Electro Rent, a leader in testing and technology solutions (2019 to 2020)
• President and CEO, Artesyn Embedded Technologies, a spin-off of Emerson Network Power's Embedded Computing & Power business (2013 to 2019)
• Executive Vice President, Emerson Electric Company and President, Emerson Network Power's Embedded Computing & Power Group, a company that designed, manufactured, and distributed embedded computing and power products, systems and solutions (2007 to 2013)
• President, Astec Power Solutions, an Emerson subsidiary (1998 to 2006)
• Held executive leadership positions at Emerson Electric, since 1996, and previously served in various management capacities of Knowles Electronics

Certain Other Professional Experience and Community Involvement

• Has served on the board of directors of Seagate Technologies since 2012
• Served on the boards of directors of Verra Mobility and Owens-Illinois
• Served on the advisory boards of Vertiv Holdings and the Eller Business School at the University of Arizona Business School

Education

• B.S. degree in marketing from the University of Arizona
• Executive M.B.A. degree from the University of Chicago

resideo



Paul Deninger, 65

Independent Director

Director since 2018

Committee Memberships:
- Audit
- Finance (Chair)
- Innovation and Technology

Other Public Company Directorships:
- EverQuote

Former:
- Epiphany Technology Acquisition Corp. (2020-2023)
- Iron Mountain Inc. (2010-2021)

Mr. Deninger has over 35 years of experience in the technology industry. As an advisor to CEOs and a former investment banker, he has guided hundreds of companies to effectively allocate capital and other resources and to strategically create shareholder value through the use of technology and has participated in over 150 technology M&A and financing transactions. Mr. Deninger brings to the Board extensive experience on both public and private company boards, capital markets experience and a deep understanding of sustainable manufacturing.

Key Experience and Qualifications
- **Experience working with companies engaged in sustainable residential energy practices**
  - Works with companies to apply new material science to, among other things, sustainable manufacturing and other positive environmental impact products and processes
  - Managed cleantech banking practice at Jefferies
  - Serves as a director of a geothermal infrastructure company focused on helping build zero energy capable homes

Business Experience
- Operating Partner, Material Impact, an early-stage venture firm that makes deep-tech investments in material science to support more sustainable manufacturing processes and products (2021 to present)
- Senior Managing Director, Davis Partners Group, an advisory firm (2020 to 2022)
- Senior Advisor, Evercore Inc., an investment banking firm (2015 to 2020)
- Senior Managing Director, Evercore (2011 to 2015)
- Chairman and CEO, Broadview International LLC, a mergers and acquisitions advisory firm focused on the technology industry that was sold to Jefferies in 2003 (1998 to 2003)

Certain Other Professional Experience and Community Involvement
- Chairman of the board of directors of privately held Generation Phoenix, Ltd. (since 2023)
- Vice chairman of the board of directors of Epiphany Technology Acquisition Corp. (2020 to 2023)
- Vice chairman of Jefferies Group LLC, a global investment bank and institutional securities firm (2003 to 2010)
- Serves on the boards of directors of privately held VANTIQ and EcoSmart Solutions
- Serves on the board of advisors of Absolute Software, Tomorrow.io (formerly ClimaCell) and SoftServe and on the Presidential Advisory Council of the Berklee College of Music

Education
- B.S. degree from Boston College
- M.B.A. degree from Harvard Business School



Cynthia Hostetler, 61

Independent Director

Director since 2020

Committee Memberships:
- Finance
- Nominating and Governance

Other Public Company Directorships:
- TriLinc Global Impact Fund, LLC
- Vulcan Materials Company
- Invesco Funds
(trustee of registered investment company)

Former:
- Textainer Group Holdings Limited (2021-2024)
- Genesee & Wyoming, Inc. (2018-2019)
- Edgen Group Inc. (2013-2014)

Ms. Hostetler has over 25 years of leadership experience managing large investment funds (with significant ESG investments), guiding institutional investors and allocating capital resources for businesses. As a public company director, she has experience overseeing governance and regulatory compliance. Ms. Hostetler brings to the board expertise in ESG standards and experience in investment management.

Key Experience and Qualifications

- **Expertise in institutional investor issues**
  - Serves as a full-time non-executive board member for companies ranging from start-ups to members of the S&P 500
  - Serves on the boards of directors of several mutual funds
- **ESG experience**
  - Led a private equity fund focused on sustainable economic development and impact, including the creation of an ESG program with metrics and tools used for measuring, disclosing and reporting the fund's ESG outcomes

Business Experience

- Head of Investment Funds and Private Equity, Overseas Private Investment Corporation (now the U.S. International Development Finance Corporation), a development finance institution and agency of the U.S. government, a role she held as a presidential appointee (2001 to 2009)
- President, First Manhattan Bancorporation, a regional Midwestern bank holding company (1991 to 2006)
- Corporate lawyer, Simpson Thacher & Bartlett in New York

Certain Other Professional Experience and Community Involvement

- Serves on the board of governors of Investment Company Institute and on the board of the Independent Directors Council
- Served as a trustee and investment committee chair of Aberdeen International Funds and on the boards of directors of Artio Global Funds, First Manhattan Bancorporation Edgen Group Inc. and Genesee & Wyoming, Inc.

Education

- B.A. degree from Southern Methodist University
- J.D. degree from the University of Virginia School of Law

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Brian Kushner, 65

Independent Director

Director since 2019

Committee Memberships:
- Audit
- Finance
- Innovation and Technology

Other Public Company Directorships:
- Cumulus Media Inc.

Former:
- Mudrick Capital Acquisition Corporation II (2020-2022)
- Thryv, Inc. (2016-2020)
- Mudrick Capital Acquisition Corporation (2018-2020)
- Luxfer Holdings PLC (2016-2018)
- EveryWare Global, Inc. (2015-2016)

Dr. Kushner has more than 40 years of experience leading telecommunications, media, manufacturing, consumer products, technology and defense companies, having served in leadership roles at more than 35 public and private companies. He brings to the Board expertise in corporate performance, including in the areas of corporate strategy, M&A, revenue enhancement, customer service and support, cost reduction, new product introduction, supply chain management and complex financial restructuring.

Key Experience and Qualifications
- **Advisory leadership experience**
  - Co-leads the aerospace and defense practice and the activism and M&A solutions practice at FTI. Former leader of the private capital advisory services practice at FTI's Private Equity practice, which he started in 2017 and grew to just under 10% of FTI's revenues by June 2023. At FTI, he has led or supported over 100 engagements across the spectrum of corporate performance enhancement
- **M&A experience**
  - Worked on the acquisition or disposition of more than 25 public and private companies while serving as a director, CEO or chief restructuring officer

Business Experience
- Senior Managing Director, FTI Consulting, Inc., a global business advisory firm (2009 to present)
- Co-founder, CXO, L.L.C., a boutique interim and turnaround management consulting firm that was acquired by FTI in 2008 (2001 to 2008)
- Periodically has served as the CEO, interim CEO or chief restructuring officer of a variety of companies, including several that elected to utilize bankruptcy proceedings as part of their financial restructuring process and, as such, served as an executive officer of various companies that filed bankruptcy petitions under federal law, including, most recently, Relativity Media LLC and its affiliates in 2015

Certain Other Professional Experience and Community Involvement
- Previously served on the boards of directors of companies, including Thryv, Inc., Mudrick Capital Acquisition II, Zodiac Systems; Damovo PLC, Mudrick Capital Acquisition, Luxfer Holdings PLC, EveryWare Global (now The Oneida Group), DLN Holdings LLC, Sage Telecom, Inc., Pacific Crossing and Headway Solutions
- Serves as a member of the Advisory Council of the College of Natural Sciences at the University of Texas at Austin and an Emeritus member of the Cornell University Engineering College Council

Education
- B.S. degree in Applied and Engineering Physics from Cornell University
- M.S. degree in Applied Physics and minor in Electrical Engineering from Cornell University
- Ph.D. in Applied Physics from Cornell University



Jack Lazar, 58

Independent Director

Director since 2018

Committee Memberships:
• Audit (Chair)
• Innovation and Technology

Other Public Company Directorships:
• Astera Labs, Inc.*
• Box, Inc.
• GLOBALFOUNDRIES Inc.
• thredUP

Former:
• Silicon Laboratories Inc. (2013-2022)
• Casper Sleep, Inc. (2019-2022)
• Mellanox Technologies, Ltd (2018-2020)
• Quantenna Communications (2016-2019)
• TubeMogul, Inc. (2013-2016)

Mr. Lazar has more than 30 years of experience in finance and operational roles at companies in Silicon Valley that span multiple industries with a heavy focus on enterprise and consumer technology. He brings to the Board expertise in financial and operations matters as a public company officer in addition to his service on public and private company boards, and as chair of multiple audit and other committees.

Key Experience and Qualifications
• **Demonstrated ability to raise capital**
  • Completed and raised $1.4 billion in the 2014 GoPro IPO and subsequently completed multiple acquisitions
  • Completed the Atheros IPO in 2004 and closed the sale of Atheros to Qualcomm in 2013
  • Served on the Board of multiple companies which raised over $3 billion combined in their IPOs including TubeMogul, Quantenna Communications, Casper Sleep, thredUP and GLOBALFOUNDRIES
• **Executive leadership experience**
  • Served as a public company executive at multiple companies, including in CFO and corporate development roles, since 1992
• **Independent auditor**

Business Experience
• Chief Financial Officer, GoPro, Inc., a leader in mobile capture devices, software, and entertainment solutions (2014 to 2016)
• Independent business consultant (2013 to 2014)
• Senior Vice President, Corporate Development and General Manager, Qualcomm Atheros, Inc., a developer of communications semiconductor solutions (2011 to 2013)
• Senior Vice President of Corporate Development and Chief Financial Officer (and a variety of other roles), Atheros Communications, a provider of technologies for wireless and wired communications (2004 to 2011)

Certain Other Professional Experience and Community Involvement
• Serves on the board of directors of the Northern Californian Chapter of the National Association of Corporate Directors, and on the finance and accounting advisory boards of the Santa Clara University
• Served on the board, including as chair, for multiple late-stage private companies
• Certified public accountant (inactive)
• Presented TEDx talk titled, "Why Silicon Valley's Greatest Innovation is Not Technology"

Education
• B.S. degree in commerce with an emphasis in accounting from Santa Clara University

* Mr. Lazar has been a member of the board of Astera Labs, Inc., which recently completed its initial public offering. In light of this development and Resideo's overboarding policy, our Board has reviewed Mr. Lazar's time commitments and ability to effectively serve on our Board and have unanimously approved an exception allowing him to transition back into compliance with our guidelines within one year to facilitate a smooth transition for his board commitments.

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Nina Richardson, 65

Independent Director

Director since 2018

Committee Memberships:
- Compensation and Human Capital Management
- Nominating and Governance (Chair)

Other Public Company Directorships:
- Cohu, Inc.
- Silicon Laboratories, Inc.

Former:
- Eargo, Inc. (2020-2022)
- Callidus Software, Inc.
- (2017-2018) Acquired by SAP
- Zayo Group Holdings, Inc. (2015-2018)
- Silicon Graphics International Corp. (2016) Acquired by HPE

Ms. Richardson has over 35 years of executive experience in global electronics manufacturing and supply chain from her years at both OEMs and EMS providers. She also has experience leading engineering development and new product introduction organizations and, as an experienced director and NCG chair, she provides expertise with respect to sustainability and diversity programs.

Key Experience and Qualifications
- **Global operational and leadership experience**
  - COO at GoPro (2013 to 2015) instrumental in scaling leadership and processes and a key member of the executive team that took the company public. Responsible for engineering, operations, sales, customer support, quality, human resources and information technology
  - VP/GM of Flex Inc. (formerly Flextronics, Inc.), a global EMS provider, responsible for global electronics manufacturing operations with over 1,000 employees in multiple geographies
  - Executive positions in consumer electronics, technology, energy, lighting and manufacturing
- **Experience in the technology sector**
  - Serves as a director at two privately held technology and biotechnology companies
  - Completed NACD's Cybersecurity Certification
- **In-depth knowledge of human capital operations and sustainability**
  - Experience as a director leading governance and ESG oversight at public companies
  - Executive oversight of people operations and executive team leadership at GoPro
  - Completed the Diligent Climate Leadership Certification

Business Experience
- Chief Operating Officer, GoPro, Inc. (2013 to 2015)
- Held executive positions of increasing responsibility at Flex, a global electronics and manufacturing service provider

Certain Other Professional Experience and Community Involvement
- Managing director of Three Rivers Energy, Inc., a company she co-founded, since 2004
- Independent consultant and service on several private technology company boards
- Mentor and coach to women leaders and private company CEOs

Education
- B.S. degree in industrial engineering from Purdue University
- Executive M.B.A. degree from Pepperdine University



Andrew Teich, 63

Independent Director

Director since 2018

Committee Memberships:
- Compensation and Human Capital Management
- Innovation and Technology (Chair)
- Nominating and Governance

Other Public Company Directorships:
- Sensata Technologies Holding PLC

Former:
- Juniper II Corp. (2021-2023)
- FLIR Systems, Inc. (2013-2017)

Mr. Teich has over 35 years of experience with product and technology innovation and executive management. He brings to the Board recognized expertise in the technology industry, with a focus on imaging, sensing, artificial intelligence, energy conservation, automation and MEMS technologies, and extensive corporate governance experience at both the executive and board levels.

Key Experience and Qualifications
- **Board leadership experience**
  - Served as the Lead Independent Director of the Board
  - Serves as the chairman of the board of Sensata Technologies
- **Proven ability to grow businesses**
  - While at FLIR Systems, grew the market capitalization from approximately $60 million to more than $6 billion
- **M&A experience**
  - Successfully acquired and integrated more than 25 domestic and international businesses

Business Experience
- Private technology consultant (2017 to present)
- Chief Executive Officer and President, FLIR Systems, Inc., a multinational company focused on the development of innovative imaging and sensing technologies for military, industrial and commercial applications (2013 to 2017)
- Various executive management roles, including President, Imaging Division and President, Commercial Vision Systems and Thermography Division, FLIR Systems, which he joined after FLIR Systems acquired Inframetrics (1999 to 2013)
- Vice President, Inframetrics Inc., a developer and manufacturer of Military and Industrial thermal imaging equipment (1984 to 1999)

Certain Other Professional Experience and Community Involvement
- Listed as an author on more than 50 U.S. and international patents
- Known in the industry as one of the principal innovators of commercial and military thermal imaging and, while at FLIR Systems, successfully expanded into visible, radar, sonar, near infrared, and CBRNE (Chemical, Biological, Radiological, Nuclear, and Explosive) technologies/markets

Education
- B.S. degree in marketing from Arizona State University
- Alumnus of the Harvard Business School Advanced Management Program

resideo



Sharon Wienbar, 62

Independent Director

Director since 2018

Committee Memberships:
- Compensation and Human Capital Management (Chair)
- Nominating and Governance

Other Public Company Directorships:
- Envois Corporation (formerly Colfax Corporation)

Former:
- Covetrus, Inc. (2020-2022)
- Everyday Health (2007-2016)
- Glu Mobile, Inc. (2004-2008)

Ms. Wienbar has over 30 years of experience leading corporate growth as an investor in and advisor to software start-up companies and as an operating executive, investor and corporate strategist. She brings to the Board leadership experience, technology investment experience and an understanding of innovation drivers.

Key Experience and Qualifications
- **Investment experience**
  - Led investments in software, internet and mobile companies
- **Marketing and technology leaderships**
  - Served as an executive at several software companies, including CEO of Hackbright
  - Launched her tech career at Adobe Systems, starting as Product Manager for Asian Products and later led marketing for many of Adobe's applications

Business Experience
- Limited Partner, Operator Collective, a group of limited partners in the b2b technology arena (2019)
- Strategic Advisor, Capella Education Company, an education services company that acquired Hackbright Academy (2016 to 2017)
- Chief Executive Officer, Hackbright Academy, a technology training firm (2015 to 2016)
- Partner, Scale Venture Partners (known as BA Venture Partners prior to 2007), a technology venture capital firm (2001 to 2015)
- Led marketing teams and programs in roles of increasing responsibility at consumer and software companies (1991 to 2000) after beginning her career as a consultant at Bain & Co. (1984 to 1991)

Certain Other Professional Experience and Community Involvement
- Serves on the boards of directors of Planned Parenthood Direct, TrueAnthem, USRowing and USRowing Foundation
- Served on Microsoft Inc.'s venture advisory committee and on the boards of directors of Applause and Actiance, Inc.
- Prominent public speaker and published author on venture capital and the #changetheratio diversity effort

Education
- B.S. degree in engineering from Harvard University
- M.S. degree in engineering from Harvard University
- M.B.A. degree from Stanford University



Kareem Yusuf, 52

Independent Director

Director since 2021

Committee Memberships:
- Compensation and Human Capital Management
- Innovation and Technology

Other Public Company Directorships:
- None

Dr. Yusuf has senior leadership experience from his more than 25 years working at IBM, including in the areas of offering management, software development, SaaS operations, mergers and acquisitions and field technical sales. Dr. Yusuf brings to the Board vast technical expertise through his work managing and growing market-leading brands and applications.

Key Experience and Qualifications
- **Senior leadership experience**
  - Joined IBM in 1998 and has held positions of increasing responsibility in technical sales and support, product management, mergers and acquisitions, strategy and software development
- **Experience in the technology sector**
  - Manages IBM's Software product portfolio with a focus on enabling clients to leverage AI and intelligent insights to transform their business operations
- **Experience with leading sustainability efforts**
  - Leads IBM's sustainability initiative, focusing on harnessing the power of data and AI to help IBM and its clients create more efficient, resilient and sustainable business operations
  - Responsible for IBM's Corporate Environment Affairs team, which is responsible for IBM's global sustainability performance

Business Experience
- Senior Vice President, Product Management and Growth, IBM Software business unit of International Business Machines Corporation ("IBM"), a multinational technology company (since 2023)
- General Manager, IBM Sustainability Software business unit of IBM (2020 to 2023)
- General Manager, Watson IoT business unit of IBM (2018 to 2020)
- Chief Product Officer and Chief Technology Officer, Watson Customer Engagement business unit of IBM (2016 to 2018)

Certain Other Professional Experience and Community Involvement
- TED speaker
- Author of "Enterprise Messaging Using JMS and IBM WebSphere"

Education
- B.S. degree in civil engineering from the University of Berlin
- M.S. degree in structural engineering from the University of Manchester
- Ph.D. in civil engineering from the University of Leeds

Agreement to Appoint Two New Directors Following Annual Meeting

On April 14, 2024, we entered into a definitive agreement pursuant to which we agreed to acquire Snap One Holdings Corp., a leading provider of smart-living products, services, and software to professional integrators. We also entered into an investment agreement (the "Investment Agreement") with CD&R Channel Holdings, L.P. (the "CD&R Stockholder" and, together with its affiliated funds, the "CD&R Investors") and Clayton, Dubilier & Rice Fund XII, L.P. (for the limited purposes set forth in the Investment Agreement) providing for the purchase by the CD&R Stockholder upon and subject to the closing of the acquisition of Snap One Holdings Corp., of shares of Series A cumulative convertible participating preferred stock of Resideo. The Investment Agreement and/or related documentation provides that, upon closing of the investment, the CD&R Investors (i) may designate two directors on our Board, for so long as the CD&R Investors beneficially own "purchased shares" equal to at least 10% of our outstanding common stock, determined on an as-converted basis and calculated in accordance with the Investment Agreement, and (ii) may designate one director on our Board, for so long as the CD&R Investors beneficially own "purchased shares" equal to at least 5% but less than 10% of our outstanding common stock, determined on an as-converted basis and calculated in accordance with the Investment Agreement. It is expected that Nathan Sleeper, the Chief Executive Officer of CD&R, will serve as one of the two directors designated by CD&R and the second director is yet to be identified. The investment and acquisition are expected to close in the second half of 2024.

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Our Governance Framework

Our corporate governance framework is a set of principles, guidelines and practices that support strong performance and long-term value creation for our shareholders. Our commitment to good corporate governance is integral to our business and reflects not only regulatory requirements, NYSE listing standards and broadly recognized governance practices, but also effective leadership by our senior management team and oversight by our Board.

Our Board is committed to maintaining the highest standards of corporate governance. Our Board is guided by our Corporate Governance Guidelines, which address director responsibilities, director skills and characteristics, memberships on other boards, director access to management and other employees, director orientation and continuing education, director tenure and the annual performance evaluations of the Board and Committees. Because corporate governance practices evolve over time, our Board will review and approve our Corporate Governance Guidelines, Committee charters and other governance policies at least once a year and update them as necessary and appropriate.

Our Board and Culture

Our Board is deeply engaged, provides informed and meaningful guidance and feedback, and maintains an open dialogue with management based on a clear understanding of our strategic plans. At each Board meeting, we review components of our long-term strategy with our directors and engage in constructive dialogue which our leadership team embraces. Our directors have access to our officers and employees to address questions, comments or concerns. Additionally, the Board and Committees have the power to hire independent legal, financial or other advisors without approval from, or consultation with, Resideo management.

Our Board also takes an active role in ensuring we embrace "best practices" in corporate governance. The partnership and oversight of a strong and multi-faceted Board with diverse perspectives rooted in deep experience in global business, finance, technology and strategy are essential to creating long-term shareholder value.

Corporate Governance Overview

Presented below are some highlights of our corporate governance program. You can find details about these and other corporate governance policies and practices within this Proxy Statement.

KEY GOVERNANCE PRACTICES	
CORPORATE GOVERNANCE GUIDELINES	• Our Corporate Governance Guidelines have been designed to assist the Board in the exercise of its duties and responsibilities to our Company. They reflect the Board's commitment to monitor the effectiveness of decision-making at the Board and management levels with a view toward achieving our strategic objectives. • The guidelines are reviewed annually and subject to modification by the Board at any time.
INDEPENDENT BOARD	• Nine of our 10 directors are independent as defined by the listing standards of the NYSE.
BOARD COMPOSITION	• Currently, the Board has fixed the number of directors at 10. • The Board will regularly assess its performance and can adjust the number of directors according to the needs of the Board and the Company. • As shown under "Director Qualifications and Skills" beginning on page 7 and in the biographies of the directors beginning on page 9, our Board has a diverse mix of skills, experience and backgrounds that support our growth and commercial strategy.

KEY GOVERNANCE PRACTICES	

BOARD COMMITTEES	• The Board consists of five standing committees:
	   • Audit,
	   • Compensation and Human Capital Management,
	   • Nominating and Governance,
	   • Finance, and
	   • Innovation and Technology.
	• Each of our committees is currently composed entirely of independent directors.
	• Each Board committee has a written charter, and Board committee charters are reviewed and re-assessed annually.
	• Each committee charter is posted and available on our Investor Relations website at investor.resideo.com.

MEMBERSHIPS ON OTHER BOARDS	• Under our Corporate Governance Guidelines, directors who serve as executive officers of public companies should not serve on more than two public company boards (including their own). • Other directors should not serve on more than four public company boards (including service on our Board) unless the Board determines that such simultaneous service does not impair the ability of such member to effectively serve as a Company Board member. • Directors are required to advise the Chair of the Nominating and Governance Committee in advance of accepting an invitation to serve on another public company board.
BOARD DIVERSITY	• Three of our 10 Board members are women and one of our Board members is racially/ethnically diverse. The Nominating and Governance Committee actively considers diversity when evaluating new candidates.
ROBUST RISK OVERSIGHT	• Our full Board is responsible for risk oversight and has designated committees to have particular oversight of certain key risks. Our Board oversees management as it fulfills its responsibilities for the assessment and mitigation of risks and for taking appropriate risks.
BOARD AND COMMITTEE SELF-EVALUATION	• The Board conducts an annual self-evaluation led by the Nominating and Governance Committee to determine whether it and its committees are functioning effectively and to solicit feedback from directors as to whether the Board is continuing to evolve and be refreshed in a manner that serves the needs of the Company.
MAJORITY VOTING OF DIRECTORS	• Our By-Laws provide for majority voting in uncontested elections of directors. Any directors standing for election must agree to submit, upon election, an irrevocable resignation that would become effective upon that director's failure to receive a majority vote in a future election if the Board accepts such resignation.
INTEGRITY & COMPLIANCE PROGRAM	• The Audit Committee regularly reviews the Company's integrity and compliance program, and the Nominating and Governance Committee provides oversight of the Company's policies related to its Code of Business Conduct. • The Company provides several mechanisms for employees and third parties to report concerns (including anonymously), enforces a strict non-retaliation policy, and ensures prompt, thorough and objective investigations. • All employees are required to complete integrity and compliance training, and the Company provides comprehensive training on additional key compliance topics, available in over 15 languages. • All employees and members of the Board are subject to the Code of Business Conduct. • Regional integrity and compliance councils meet quarterly to discuss key compliance topics and to provide feedback with regard to the integrity and compliance program.

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KEY GOVERNANCE PRACTICES	
OVERSIGHT OF ESG AND HUMAN CAPITAL MANAGEMENT	• Our Nominating and Governance Committee oversees our role as a responsible corporate citizen, including key aspects of our ESG programs. • Our Compensation and Human Capital Management Committee oversees our human capital management, including diversity, equity and inclusion. Management regularly reports to the committee regarding diversity, equity and inclusion initiatives, our total rewards philosophy, and our plans, policies and programs related to hiring, development and retention.
BOARD OVERSIGHT OF POLITICAL CONTRIBUTIONS	• The Nominating and Governance Committee oversees our policies and practices relating to political contributions. Company policy prohibits direct contributions by Resideo to any political campaigns.
SHAREHOLDER RIGHTS	• Subject to certain terms and conditions, our By-Laws provide that shareholders who have maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years may use our annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors then in office. • Shareholders holding at least 25% of the outstanding stock of the Company have the right to call a special meeting. • We do not have a poison pill, nor do we have supermajority voting provisions.
SUCCESSION PLANNING	• Our Board oversees and annually reviews leadership development and assessment initiatives, as well as short- and long-term succession plans for the CEO and other senior management.
HEDGING AND PLEDGING PROHIBITIONS	• Our directors, officers and employees are prohibited from engaging in short sales of Resideo securities and selling or purchasing puts or calls or otherwise trading in or writing options on Resideo securities and using certain financial instruments (including forward sale contracts, equity swaps, collars and exchange funds), holding securities in margin accounts or pledging Resideo securities as collateral, in each case, that are designed to hedge or offset any decrease in the market value of Resideo securities.

STOCK OWNERSHIP GUIDELINES	• We have meaningful stock ownership guidelines:
	  • CEO: 6x base salary
	  • Other Executive Officers: 3x base salary
	  • Non-employee directors: 5x annual cash retainer
	  • Five-year period from appointment or election to meet the ownership requirement

CLAWBACK POLICY	• We have a clawback policy requiring that, in the event the Company is required to prepare an accounting restatement, the Company will reasonably promptly recover any excess incentive-based compensation paid to our current and former executive officers based on any misstated financial reporting measure that was received during the three-year period preceding the date the Company is required to prepare the restatement.

Our Certificate of Incorporation, By-Laws, Committee Charters, Corporate Governance Guidelines and Code of Business Conduct are available on our Investor Relations website at investor.resideo.com. Paper copies of these documents can be obtained by writing to Resideo Technologies, Inc., 16100 N 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary.

Board Leadership Structure

The Company's current Board leadership structure separates the roles of an independent Chairman and CEO. The Board believes the current structure of separating the roles of Chairman and CEO allows for alignment of corporate governance with the interests of shareholders. The Board believes that this structure allows our CEO to focus on operating and managing the Company and leverages our Chairman's experience in guidance and oversight. While the Board believes that this structure currently is in the best interests of Resideo and its shareholders, it does not have a policy with respect to separating the roles of Chairman and CEO; however, at any time when the Chairman is not independent, our Corporate Governance Guidelines require that a Lead Independent Director be elected by the independent directors, with such Lead Independent Director having the duties and responsibilities set forth in those guidelines.

Director Independence

Providing objective, independent judgment is at the core of the Board's oversight function. The Nominating and Governance Committee conducts an annual review of the independence of the directors and reports its findings to the full Board. The Board has affirmatively determined that all non-employee directors satisfy the independence criteria in the applicable NYSE listing standards and SEC rules (including the enhanced criteria with respect to members of the Audit Committee and the Compensation and Human Capital Management Committee).

For a director to be considered independent, the Board must determine that the director does not have any material relationships with Resideo, either directly or as a partner, shareholder or officer of an organization that has a relationship with Resideo, other than as a director and shareholder. Material relationships can include vendor, supplier, consulting, legal, banking, accounting, charitable and family relationships, among others. Mr. Geldmacher, as an employee of Resideo, is the only director who does not satisfy the independence criteria described below.

Criteria for Director Independence

The Board considered all relevant facts and circumstances in making its determination that all of our directors are independent other than Mr. Geldmacher, including the following:

- No such director or nominee receives any direct compensation from Resideo other than under the non-employee director compensation program described beginning on page 31.

- No immediate family member (within the meaning of the NYSE listing standards) of any such director or nominee is an employee of Resideo or otherwise receives direct compensation from Resideo.

- No such director or nominee is affiliated with Resideo or any of its subsidiaries or affiliates.

- No such director or nominee is an employee of Resideo's independent accountants, and no such director or nominee (or any of their respective immediate family members) is a current partner of Resideo's independent accountants, or was within the last three years, a partner or employee of Resideo's independent accountants who personally worked on Resideo's audit.

- No such director or nominee is a member, partner or principal of any law firm, accounting firm or investment banking firm that receives any consulting, advisory or other fees from Resideo.

- No Resideo executive officer is on the compensation committee of the board of directors of a company that employs any of our non-employee directors or nominees (or any of their respective immediate family members) as an executive officer.

- No such director or nominee (or any of their respective immediate family members) is indebted to Resideo, nor is Resideo indebted to any such director or nominee (or any of their respective immediate family members).

- No such director or nominee serves as an executive officer of a charitable or other tax-exempt organization that received contributions from Resideo.

- While a non-employee director's or nominee's service as an outside director of another company with which Resideo does business would generally not be expected to raise independence issues, the Board also considered those relationships and confirmed the absence of any material commercial relationships with any such company. Specifically, those commercial relationships were in the ordinary course of business for Resideo and the other companies involved and were on terms and conditions available to similarly situated customers and suppliers.

The above information was derived from Resideo's books and records and responses to questionnaires completed by the directors and officers in connection with the preparation of this Proxy Statement.

resideo

Committees of the Board

Our Board consists of five standing Committees: Audit, Compensation and Human Capital Management, Nominating and Governance, Finance and Innovation and Technology. The Board has adopted written charters for each Committee, which are available on our Investor Relations website at investor.resideo.com. All Board members are invited to attend the meetings of each Committee, except as restricted by independence standards.

The following table sets forth the Board Committees and the current members of each of the Committees.

	Independent	Audit	Compensation and Human Capital Management	Nominating and Governance	Finance	Innovation and Technology
Paul Deninger	✔	Member			Chair	Member
Roger Fradin	✔				Member	Member
Jay Geldmacher						
Cynthia Hostetler	✔			Member	Member	
Brian Kushner	✔	Member			Member	Member
Jack Lazar	✔	Chair				Member
Nina Richardson	✔		Member	Chair		
Andrew Teich	✔		Member	Member		Chair
Sharon Wienbar	✔		Chair	Member		
Kareem Yusuf	✔		Member			Member
2023 Meetings		6	6	6	5	4

Each of our committees consists solely of directors who have been determined by the Board to be independent in accordance with SEC regulations, NYSE listing standards and the Company's director independence standards (including the heightened independence standards and considerations for members of the Audit and Compensation and Human Capital Management Committees).

COMMITTEE	RESPONSIBILITIES
AUDIT COMMITTEE **Jack Lazar, Chair** **Paul Deninger** **Brian Kushner**	• Appoint and recommend to the shareholders for approval the firm to be engaged as the Company's independent auditor and be directly responsible for the compensation, retention and oversight of the independent auditor, including the resolution of disagreements between management and the independent auditor regarding financial reporting; • Review the results of each external audit and other matters related to the conduct of the audit and advise the Board on whether it recommends that the audited financial statements be included in the annual report on Form 10-K; • Review with management and the independent auditors, prior to filing, the interim financial results to be included in quarterly reports on Form 10-Q; • Review and discuss with the independent auditors any identified critical audit matters; • Evaluate the independent auditor's performance at least annually; • Approve all non-audit engagements with the independent auditor; • Review reports of the independent auditor and the chief internal auditor related to the adequacy of the Company's internal accounting controls, disclosure processes and its procedures designed to ensure compliance with laws and regulations; • Consider and review, in consultation with the independent auditor and the chief internal auditor, the scope and plan for forthcoming external and internal audits; • Review annually the performance of the internal audit group; • Review annually the effectiveness of the integrity and compliance program; • Review management's assessment of the effectiveness of the Company's internal control over financial reporting; • Review, approve and establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other legal, ethical, reputational or regulatory concerns; • Produce the annual Report of the Audit Committee included in the proxy statement; and • Oversee major financial risks and enterprise exposures and risk assessment and risk management policies, including material litigation and matters related to risks of the Company's supply chain, manufacturing processes and product quality.
	Each member of the Audit Committee is an independent director under applicable SEC rules and NYSE listing standards and is "financially literate" under NYSE listing standards. The Board has determined that Messrs. Lazar, Deninger and Kushner each qualify as an "audit committee financial expert" under applicable SEC rules. In addition to Resideo, Mr. Lazar serves on the audit committee of four other public reporting companies. The Board has determined that Mr. Lazar's simultaneous service on these other boards does not impair his ability to serve effectively on the Company's Audit Committee.
COMPENSATION AND HUMAN CAPITAL MANAGEMENT COMMITTEE **Sharon Wienbar, Chair** **Nina Richardson** **Andrew Teich** **Kareem Yusuf**	• Review and approve the corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO's performance relative to these goals and objectives and determine and approve the CEO's compensation level; • Review and approve the annual salary and other remuneration of the executive officers; • Periodically review the operation and structure of the Company's compensation programs; • Review proposals for and determine total share usage under the Company's equity compensation programs; • Oversee the Company's plans, policies and programs related to hiring, development and retention of talent; • Review or take such action in connection with the bonus, stock, retirement and other benefit plans of the Company and its subsidiaries; • Establish and review annual stock ownership guidelines applicable to directors and senior management; • Advise the Board with respect to proposed changes in Board or committee compensation; • Review and discuss with management the Compensation Discussion and Analysis and other executive compensation disclosure included in the Proxy Statement; • Assist the Board in oversight of the Company's policies and strategies relating to human capital management, including diversity, equity and inclusion; • Produce the annual Compensation and Human Capital Management Committee Report included in the proxy statement; and • Exercise sole authority to retain and terminate a compensation consultant, as well as to approve the consultant's fees and other terms of engagement. See "Oversight of Independent Compensation Consultant" on page 25 regarding the Compensation and Human Capital Management Committee's engagement of a compensation consultant.
	The Compensation and Human Capital Management Committee may form and delegate its authority to subcommittees and management, when appropriate, including delegation to the CEO to determine and approve annual incentive and long-term incentive awards for non-executive employees of the Company as prescribed by the Compensation and Human Capital Management Committee. For more information on the responsibilities and activities of the Compensation and Human Capital Management Committee, including its processes for determining executive compensation, see "Compensation Discussion and Analysis" beginning on page 43.

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COMMITTEE	RESPONSIBILITIES
NOMINATING AND GOVERNANCE COMMITTEE **Nina Richardson, Chair** **Cynthia Hostetler** **Andrew Teich** **Sharon Wienbar**	• Make recommendations to the Board concerning size, composition and organization of the Board, qualifications and criteria for election to the Board, nominees to be proposed by the Company for election to the Board, retirement from the Board, whether to accept any resignation tendered by a director and Board Committee assignments; • Actively seek individuals qualified to become Board members and recommend them to the full Board for consideration, including evaluating all potential candidates, including those suggested or nominated by third parties; • Consider director candidates holistically to ensure a diversity of perspectives, taking into consideration factors such as skills, experience, gender, ethnicity, race, nationality and age; • Make recommendations to the Board on the disclosures in the proxy statement on director independence, governance and director nomination matters; • Oversee the Company's new director orientation program and continuing education program for incumbent directors; • Review and reassess the adequacy of the Company's Corporate Governance Guidelines; • Oversee and report to the Board on the Company's compliance with its programs relating to the Code of Business Conduct; • Oversee and report to the Board on the Company's role as a responsible corporate citizen, including its ESG programs; • Oversee, and coordinate with other Committees as necessary, matters related to the Company's supply chain processes; • Review reports from management regarding supply chain strategies and plans, including critical supply chain assessments; • Coordinate with the Audit Committee to properly assess risk related to the Company's supply chain; and • Oversee the annual performance review of the Board and its Committees.
FINANCE COMMITTEE **Paul Deninger, Chair** **Roger Fradin** **Cynthia Hostetler** **Brian Kushner**	• Review matters related to the Company's capital structure and allocation, financial condition, leverage and financial strategies, interest rate risk, expense management, strategic investments and dispositions such as significant mergers, acquisitions, divestitures, joint ventures, real estate purchases and other debt and equity investments; • Consider, review and recommend to the Board any Company dividend and share repurchase policies and programs; • Approve the Company's derivatives and hedging policies and strategies for managing interest rate and foreign exchange rate exposure; • Review the Company's investment policies and practices, credit ratings and ratings strategy; • Review the Company's investor relations strategy; • Review the Company's insurance practices and strategy; and • Review the types of information to be disclosed in connection with earnings releases and earnings guidance provided to analysts and rating agencies.

INNOVATION AND TECHNOLOGY COMMITTEE
 	
Andrew Teich, Chair
Paul Deninger
Roger Fradin
Brian Kushner
Jack Lazar
Kareen Yusuf
	• Facilitate the Board's oversight, review, discussion and understanding of the Company's major technology and innovation strategies and plans in the following key areas:
	  – investments in technology and software;
	  – development and execution of technology strategies;
	  – overall strategy, effectiveness and risk profile of its product technology and software cybersecurity programs;
	  – technology trends with significant impacts on the Company's business; and
	  – research and development operations.

Compensation and Human Capital Management Committee Matters

Compensation and Human Capital Management Committee Interlocks and Insider Participation

No current member of the Compensation and Human Capital Management Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Compensation and Human Capital Management Committee or Board.

Oversight of Independent Compensation Consultant

The Compensation and Human Capital Management Committee has sole authority to retain a compensation consultant to assist it in the evaluation of director, CEO or senior management compensation, but only after considering all factors relevant to the consultant's independence from management. In addition, the

Compensation and Human Capital Management Committee is directly responsible for approving the compensation consultant's compensation, evaluating its performance and terminating its engagement.

The Compensation and Human Capital Management Committee has retained Frederic W. Cook & Co. ("FW Cook") as its independent compensation consultant to assist it with the design of our executive compensation programs as well as to provide objective advice on compensation practices and the competitive landscape for the compensation of Resideo's executive officers. FW Cook reports to the Compensation and Human Capital Management Committee, has direct access to Compensation and Human Capital Management Committee members, interacts with Resideo management when necessary and appropriate and attends Compensation and Human Capital Management Committee meetings. FW Cook provides services only to the Compensation and Human Capital Management Committee as an independent consultant and does not have any other consulting engagements with, or provide any other services to, Resideo, other than assisting Resideo's human resources department by providing and reviewing market data. The independence of FW Cook has been assessed according to factors stipulated by the SEC, and the Compensation and Human Capital Management Committee concluded that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation and Human Capital Management Committee.

FW Cook compiles information and provides advice regarding the components and mix (short-term/long-term; fixed/variable; cash/equity) of the executive compensation programs of Resideo and its peer group (see page 44 for further details regarding the compensation peer group) and analyzes the relative performance of Resideo and the compensation peer group with respect to the financial metrics generally used in the programs. FW Cook also provides information regarding emerging trends and best practices in executive compensation.

Compensation Input from Senior Management

The Compensation and Human Capital Management Committee considers input from senior management in making determinations regarding the overall executive compensation program and the individual compensation of the executive officers. As part of Resideo's annual planning process, the CEO, CFO, and Chief Human Resources Officer develop targets for Resideo's incentive compensation programs and present them to the Compensation and Human Capital Management Committee. These targets are reviewed by the Compensation and Human Capital Management Committee to ensure alignment with our strategic and annual operating plans, taking into account the targeted year-over-year and multi-year improvements as well as identified opportunities and risks. The CEO does not provide recommendations on his own compensation. Unless otherwise set by negotiated offer terms, the CEO recommends base salary adjustments and cash and equity incentive award levels for Resideo's other executive officers. The recommendations of the CEO are based on performance appraisals together with a review of competitive market data and prior compensation levels relative to performance. The CEO presents to the Compensation and Human Capital Management Committee his evaluation of each executive officer's contribution and performance over the past year, strengths and development needs and actions and presents to the full Board succession plans for each of the executive officers.

The Board's Role in Risk Oversight

The Board is actively engaged in overseeing and reviewing the Company's strategic direction and objectives, taking into account (among other considerations) Resideo's risk profile and exposures. It is management's responsibility to manage risk as overseen and assessed by the Board. The Board receives regular updates on risk exposures, and there is open communication between management and the directors. The Company has established processes to report and monitor for material risks applicable to the Company. The Board oversees these reporting processes and annually reviews Resideo's enterprise risk management programs. Furthermore, the Board's independent Chairman of the Board and independent Board committees ensure independent oversight of management's management of risk.

The Board as a whole has responsibility for risk oversight, including succession planning relating to the CEO and risks relating to the competitive landscape, cybersecurity, strategy, business conditions and capital requirements of the Company. The Committees of the Board also oversee Resideo's risk profile and exposures relating to matters within the scope of their authority. The Board regularly receives detailed reports from the Committees regarding risk oversight in their areas of responsibility.

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The Audit Committee discusses the Company's risk profile, risk management, and exposure (and Resideo's policies relating to the same) with management, the internal auditors and the independent auditors. Such discussions include the Company's major financial risk exposures and the steps management has taken to monitor and control these exposures. The Audit Committee is also charged with oversight of Resideo's Integrity & Compliance program, supply chain resiliency risk (in collaboration with the Nominating and Governance Committee), product quality risk and risks relating to enterprise-wide cybersecurity, including review of the state of the Company's cybersecurity program, emerging cybersecurity developments and threats and the Company's strategy to mitigate cybersecurity risks.

The Compensation and Human Capital Management Committee considers risks related to the attraction and retention of talent and the design of compensation programs and incentive arrangements. The Compensation and Human Capital Management Committee periodically undertakes a review of Resideo's incentive structure to avoid encouraging material risk taking through financial incentives.

The Nominating and Governance Committee considers risks related to the Company's reputation, environmental and sustainability matters, health and safety issues, supply chain processes (in collaboration with the Audit Committee), equal employment opportunity, anti- harassment matters, policies and practices related to political contributions and community/government relations. The Nominating and Governance Committee also oversees succession planning for the Board and the appropriate assignment of directors to the Board Committees for risk oversight and other areas of responsibilities.

The Finance Committee considers risks related to the Company's capital structure, capital allocation decisions, financial condition, leverage and financial strategies, interest rate risk, insurance practices and strategy, expense management and strategic investments and dispositions.

The Innovation and Technology Committee considers risks related to the Company's overall technology and innovation strategies and its product technology and software cybersecurity program.

Enterprise Risk Management Program

As a part of its overall risk management strategy, the Company has implemented an Enterprise Risk Management ("ERM") program to identify and monitor key risks. The ERM program is designed to identify, assess, and monitor management of key risks that are aligned with the Company's strategic and business objectives. The ERM program is overseen and governed by the Audit Committee and managed by members of senior management. Working with the ERM program management team, the Board and the Audit Committee regularly assess the overall risks applicable to the Company, its businesses and functions as well as management action plans to mitigate or minimize the risks identified, providing the Audit Committee and the full Board with visibility into the risks that impact us and the plans to mitigate them.

Nominating Board Candidates – Procedures and Qualifications

Minimum Qualifications for Director Nominees and Board Member Attributes

Board Composition, Characteristics and Skills

Collectively, the Board must be capable of effectively overseeing risk management, capital allocation and leadership succession. In addition, the composition of the Board, as well as the perspective and skills of its individual members, needs to align with the Company's growth and commercial strategy. Board composition and the members' perspectives and skills should evolve at an appropriate pace to meet the challenges of the Company's changing commercial and strategic goals. The identification and evaluation of director candidates is an essential part of this process.

The Nominating and Governance Committee has primary responsibility for reviewing with the Board, on an annual basis, the requisite skills and characteristics of Board members, as well as the composition of the Board as a whole. This assessment includes a consideration of director independence, procedures for shareholder suggestion or nomination of candidates for the Board, and any related requirements of applicable law or listing rules.

The Nominating and Governance Committee considers diversity in the context of the Board as a whole and takes into account the skills, experience, gender, ethnicity, race, nationality and age of current and prospective directors to facilitate Board deliberations that reflect a broad range of perspectives. The Board believes that increased heterogeneity leads to better governance. The Nominating and Governance Committee is committed to recruiting director candidates with diverse characteristics, experiences and attributes who satisfy the Board's nomination criteria and who will otherwise contribute to the collaborative culture of the Board.

Identifying and Recruiting New Members of the Board

In the recruiting of potential new members for the Board, the Nominating and Governance Committee, through discussions with the Chairman, CEO and other Board members, identifies specific skill sets, experience and knowledge important for new Board members and prioritizes the same in accordance with the procedures set forth in the Nominating and Governance Committee Charter, the Company's Corporate Governance Guidelines, organizational documents and applicable law. Potential candidates meeting these criteria are then identified either by professional recruiting agencies, reputation or existing Board members. Candidates are interviewed by the Chairman, CEO, Chair of the Nominating and Governance Committee, and other members of the Board, as appropriate, to ensure that candidates not only possess the requisite skills and characteristics but also the personality, leadership traits, work ethic and independence to effectively contribute as a member of the Board. The Nominating and Governance Committee also considers diversity of perspective including experience, skills, gender, ethnicity, race, nationality and age. On successful completion of this process, the Nominating and Governance Committee recommends the proposed candidate to the Board and the Board may nominate the successful candidate for election to the Board at the annual meeting of shareholders or such other time as the Board determines appropriate.

The Nominating and Governance Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has sole authority to approve the search firm's fees and other retention terms. When the Nominating and Governance Committee has retained search firms to identify potential director candidates, it has provided guidance as to the particular experience, skills or other characteristics that the Board is then seeking, and directed the firms to ensure that the pool of candidates included diverse candidates. The Nominating and Governance Committee may also retain other external advisors, including for the purposes of performing background reviews of potential candidates.

Resideo's current Board members were either identified through a nationally recognized search firm or were recommended by an existing member of the Board.

General Criteria

In addition to the specific criteria and priorities developed collectively, director candidates are considered by the Nominating and Governance Committee in light of a range of more general criteria, including:

- Demonstration of the highest standards of personal and professional integrity;
- Experience and industry background that align with the Company's strategic and business objectives;
- Potential contribution to the composition, diversity and culture of the Board;
- Age, educational background and relative skills and characteristics; and
- Ability and willingness to constructively challenge management through active participation in Board and Committee meetings and to otherwise devote sufficient time to Board duties.

Shareholder Recommendations for Director Nominees

Any shareholder wishing to recommend a candidate for director should submit the recommendation in writing to Resideo Technologies, Inc., Nominating and Governance Committee, 16100 N 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. The written submission should comply with all requirements set forth in the Company's Certificate of Incorporation and By-Laws. The Nominating and Governance Committee will consider all candidates recommended by shareholders in the same manner as other it considers other candidates so long as they comply with the foregoing procedures and satisfy the minimum qualifications for director nominees and Board member attributes.

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Advance Notice Director Nominations

Resideo's By-Laws provide that any shareholder entitled to vote at an annual meeting of shareholders may nominate one or more director candidates for election at that annual meeting by following certain prescribed procedures. To be timely, the shareholder must provide written notice of the shareholder's intent to make such a nomination or nominations to Resideo's Corporate Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting, except as otherwise provided in our By-Laws. The notice must contain all of the information required in our By-Laws. Any such notice must be sent to Resideo Technologies, Inc., 16100 N 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. For the 2025 annual meeting of shareholders, such notice must be delivered to the Corporate Secretary no earlier than February 5, 2025 and no later than March 7, 2025.

Proxy Access Director Nominations

In addition to advance notice procedures, our By-Laws also include provisions permitting, subject to certain terms and conditions set forth therein, shareholders who have maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors then in office who will be included in our annual meeting proxy statement. Shareholders who wish to nominate a proxy access candidate must follow the procedures described in our By-Laws. Proxy access candidates and the shareholder nominators meeting the qualifications and requirements set forth in our By-Laws will be included in the Company's proxy statement and ballot. To be timely, a shareholder's proxy access notice must be delivered to our principal executive offices, Resideo Technologies, Inc., 16100 N 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary, no less than 120 days and no more than 150 days prior to the first anniversary date that we commenced mailing of our definitive proxy statement (as stated in such proxy statement) for the immediately preceding annual meeting, except as otherwise provided in the By-Laws. For the 2025 annual meeting, such notice must be delivered to our principal executive offices no earlier than November 24, 2024 and no later than December 24, 2024.

Director Onboarding and Continuing Education

Under our Corporate Governance Guidelines, all new directors participate in an orientation program upon joining the Board. Orientation includes presentations by senior management to familiarize our new directors with Resideo's strategic plans, financial statements and key issues, policies and practices and materials pertaining to the Board and its Committees, corporate governance policies and practices and the Company's businesses, functions, initiatives and processes. Board members may attend, at the Company's expense, seminars, conferences and other continuing education programs designed for directors of public companies. The Board has and will continue to invite external subject matter experts to speak with the directors on subjects of importance to the Company.

Board Meetings and Attendance

The Board met six times in 2023. Each director attended at least 75% of the meetings of the Board and Committees on which the director served. Though we have no specific policy regarding director attendance at annual meetings of shareholders, our directors are expected to attend. All but one of the then-serving directors attended our 2023 annual meeting of shareholders.

Board and Committee Evaluations

As part of the Board's commitment to good governance, the Board conducts an annual process to assess the effectiveness of the full Board and the operations of its Committees. The Nominating and Governance Committee will oversee the evaluation of the Board as a whole and its Committees and solicit feedback from directors as to whether the Board is continuing to evolve and to be refreshed in a manner that serves our business and strategic needs. After distribution of the self-evaluation materials to directors, the Nominating and Governance Committee receives comments from all directors and reports to the Board, identifying areas for improvement in the performance of the Board and its Committees. The Nominating and Governance Committee retained an external third party to facilitate the evaluation process again in 2023.

The Nominating and Governance Committee annually reviews the scope and content of the self-evaluation to ensure it is contemporary, appropriate for the needs of the Company and that actionable feedback is solicited on the operation and effectiveness of the Board and its Committees.

Before recommending the re-nomination of a slate of incumbent directors for an additional term, the Nominating and Governance Committee will evaluate whether incumbent directors possess the requisite skills and perspective, both individually and collectively, to continue to serve our business and strategic needs. This assessment will include members' qualification as independent, strength of character, judgment and ability to devote sufficient time to attendance at, and preparation for, Board meetings.

Shareholder Engagement Regarding Corporate Governance

We view shareholder engagement and open dialogue as an important way to ensure that we understand the views of our shareholders. We regularly engage in a variety of communications and meetings with our investors and potential investors to discuss our business strategy and corporate governance, and to listen to feedback from our shareholders on these matters. In late 2023, we initiated a formal shareholder outreach program related to corporate governance, described below. We are committed to maintaining ongoing dialogue with our shareholders.

2023 SHAREHOLDER GOVERNANCE ENGAGEMENT SUMMARY	
OUTREACH	• During fall 2023, we reached out to our largest shareholders to gain a better understanding of their views regarding our corporate governance, ESG and executive compensation practices. • Specifically, we reached out to 20 of our largest shareholders representing approximately 70% of our outstanding shares.
ENGAGEMENT	• In addition to our governance engagement, throughout the year, we engage with our shareholders through our quarterly earnings calls, annual shareholder meeting, investor conferences, and individual investor meetings. • In response to our governance outreach in fall 2023, we met with any shareholder that expressed an interest in further dialogue.
FEEDBACK	• Overall support for our governance practices. • Discussion of the shareholder proposal requesting shareholder ratification of severance or termination pay packages with a value exceeding 2.99 times the sum of base salary plus bonus that received support from 50.3% of the votes cast at the 2023 annual meeting, which included input that an appropriate limit on cash severance was viewed as a desired governance practice. • Discussion of ESG practices and reporting, including setting goals around reduction of Scope 1 and 2 greenhouse gas emissions and sustainable procurement. • Discussion of the use of equity as a component of compensation and the Company's responsible burn rate.
RESPONSIVENESS	• In response to the shareholder proposal that received 50.3% support at our 2023 annual meeting, and informed by feedback from our shareholders during 2023 and early 2024, the Compensation and Human Capital Management Committee adopted an Executive Officer Cash Severance Policy providing the following: • We will not enter into or amend a severance arrangement to provide payment of cash severance benefits to an executive officer exceeding 2.99 times the sum of the executive officer's annual base salary plus the executive officer's target annual cash incentive award without presenting it for advisory ratification at the next regularly scheduled annual meeting of shareholders. • We expect to include Scope 1 and 2 reduction targets in our 2023 ESG Report, which we expect to publish in the second quarter of 2024. • We continue to enhance our ESG procedures and initiatives, including those practices related to sustainable procurement, as well as our reporting on ESG. • We have continued to grant equity approximately consistent with our historical burn rate. • The Board and committees continue to consider and review all matters raised by shareholders during our engagement meetings.

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Non-Employee Director Compensation

Director Compensation

Our Compensation and Human Capital Management Committee, with assistance from its independent compensation consultant, periodically reviews and makes recommendations to our Board regarding the form and amount of compensation for non-employee directors. Directors who are also our employees receive no compensation for service on our Board.

We believe that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on the Board and its Committees, and an equity component, designed to align the interests of directors and shareholders.

In May 2023, the Compensation and Human Capital Management Committee reviewed market data on director compensation among the Company's peer group, and based on its review and conclusion that total director compensation was below the peer median, the committee recommended, and the Board approved, the following change to director compensation:

- An increase to the annual equity compensation from $150,000 to $160,000 effective with the awards to be made in connection with the 2023 Annual Meeting of Shareholders; and

- No changes were made to annual cash, Committee chair or Committee member retainers in 2023.

The table below outlines the current annual compensation program for our non-employee directors.

Board of Directors Annual Cash Compensation	Annual Retainer ($)	
Member of the Board of Directors	90,000	
Chairman of Board—Additional Cash Retainer	175,000	
Board Committee Membership—Additional Cash Retainers:	**Chair***	**Member**
Audit Committee	25,000	12,500
Compensation and Human Capital Management Committee	20,000	10,000
Finance Committee	10,000	5,000
Nominating and Governance Committee	15,000	7,500
Innovation and Technology Committee	10,000	5,000

* Committee Chair retainers include the member retainer fees.

Board of Directors Annual Equity Compensation	Annual Retainer ($)
Annual Restricted Stock Units ("RSUs")	160,000

Cash elements are paid in quarterly installments in arrears and pro-rated if necessary, including for changes in Committee service or for partial years of service. The RSUs are granted on the date of each Annual Meeting of Shareholders and generally vest on the earliest of the first anniversary of the date of grant, the director's death or disability, or removal from the Board coincident with the occurrence of a change in control. Directors who join the Board between Annual Meetings generally receive a pro-rated RSU grant. We do not separately compensate our directors for attending Board or Committee meetings.

Director Deferred Compensation Plan

In September 2019, the Compensation and Human Capital Management Committee approved the adoption of the Resideo Deferred Compensation Plan for Non-Employee Directors (the "Director Deferred Compensation Plan"). This plan encourages our directors to hold a portion of their compensation in the form of equity or deferred cash, which can only be monetized at the end of their tenure on the Board or in other limited circumstances. At the same time, the Compensation and Human Capital Management Committee also permitted non-employee directors to defer their annual equity award in accordance with the terms of our 2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc. (the "Director Stock Plan").

Prior to the first day of each calendar year beginning on or after January 1, 2020, each non-employee director may (i) elect to convert all of his or her annual cash retainer fees as well as any annual committee and chair fees other than reimbursements otherwise payable to him or her by the Company into deferred stock units or deferred cash pursuant to the Director Deferred Compensation Plan, and (ii) elect to defer payment of his or her annual equity grant of RSUs once the award has vested in accordance with its terms and conditions. Each deferred stock unit under the Director Deferred Compensation Plan and each vested RSU that a Non-employee director has elected to defer under the terms of the Director Stock Plan, represents the right to receive one share of our common stock generally on the first day of the seventh calendar month following the date the non-employee director incurs a separation of service from us.

Other Benefits: Non-employee directors are also provided with $350,000 in business travel accident insurance.

Director Compensation for 2023

In 2023, each non-employee director received his or her annual cash retainer amount in addition to the annual equity retainer award of RSUs with a grant date fair value of approximately $160,000. Annual equity retainers generally vest with respect to 100% of the RSUs awarded on the first anniversary of the grant date, subject to continued service on the Board. Each of our non-employee directors has the ability to elect to defer all of his or her annual cash retainer as well as his or her annual equity retainer award pursuant to the terms of our Director Deferred Compensation Plan and Director Stock Plan, respectively, as discussed above. The table below reflects the 2023 compensation paid to our non-employee directors.

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards [1]($)	Total ($)
Roger Fradin, Chairman of the Board	275,000	159,990	434,990
Paul Deninger	117,500	159,990	277,490
Cynthia Hostetler	102,500	159,990	262,490
Brian Kushner	112,500	159,990	272,490
Jack Lazar[2]	119,991	159,990	279,981
Nina Richardson	115,000	159,990	274,990
Andrew Teich[3]	128,339	159,990	288,329
Sharon Wienbar[4]	117,500	159,990	277,490
Kareem Yusuf	105,000	159,990	264,990

(1) The stock award values set forth in the above 2023 Director Compensation Table represent the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. Annual equity retainer awards in the form of RSUs totaling 9,158 shares were made to non-employee directors on June 7, 2023, with a fair value of $17.47 per share.

(2) Included in the Fees Earned or Paid in Cash for Mr. Lazar are $119,991 in cash retainers, which Mr. Lazar elected to defer as deferred share units ("DSUs"). These DSUs are fully vested when granted but will not be distributed to Mr. Lazar until he leaves the Resideo Board in accordance with the provisions of the Director Deferred Compensation Plan.

(3) Included in the Fees Earned or Paid in Cash for Mr. Teich are $128,339 in cash retainers, which Mr. Teich elected to defer as DSUs. These DSUs are fully vested when granted but will not be distributed to Mr. Teich until he leaves the Resideo Board in accordance with the provisions of the Director Deferred Compensation Plan.

(4) Included in the Fees Earned or Paid in Cash for Ms. Wienbar are $29,964 in cash retainers, which Ms. Wienbar elected to defer as DSUs. These DSUs are fully vested when granted but will not be distributed to Ms. Wienbar until she leaves the Resideo Board in accordance with the provisions of the Director Deferred Compensation Plan.

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A more detailed discussion of the assumptions used in the valuation of stock awards made in fiscal year 2023 may be found in Note 8 of the Notes to the Financial Statements in the Company's Form 10-K for the year ended December 31, 2023.

Director Name	Outstanding Equity Awards as of 12/31/2023 (#)
Roger Fradin	9,158
Paul Deninger	9,158
Cynthia Hostetler	31,680
Brian Kushner	9,158
Jack Lazar	42,989
Nina Richardson	31,680
Andrew Teich	37,061
Sharon Wienbar	25,462
Kareem Yusuf	19,508

Stock Ownership Guideline for Non-Employee Directors

To further align the interests of directors with the long-term interests of our shareholders, non-employee directors are required to own, until their separation from service from the Board, at least five times the value of their annual cash retainer, or $450,000, in our common stock by the fifth anniversary of their appointment to the Board. For purposes of the guidelines, share ownership includes shares of Resideo common stock, RSUs and deferred stock units. Accordingly, the guidelines align our directors' economic interests in the performance of the Company with those of our shareholders.

As of December 31, 2023, all directors, except Mr. Yusuf who joined the Board in 2021, have met the minimum stock ownership required under our stock ownership guidelines.

Other Executive Officers

In addition to Mr. Geldmacher, whose biographical information is included above, the following is a list of individuals serving as executive officers of Resideo as of the date of this Proxy Statement. All of Resideo's executive officers have been appointed by the Board and serve at the discretion of the Board and CEO. There are no family relationships among any of our executive officers.

NAME, AGE, YEAR FIRST APPOINTED AN EXECUTIVE OFFICER	POSITION	BUSINESS EXPERIENCE
Robert Aarnes, 54, 2018	President, ADI Global Distribution	Prior to joining the Company, Mr. Aarnes served as president of Honeywell's ADI Global Distribution business since January 2017. Mr. Aarnes served as vice president and general manager of Honeywell's ADI North America business from November 2014 to January 2017. Mr. Aarnes served as vice president of operations of Honeywell's ADI North America business from January 2013 to November 2014. Prior to joining Honeywell, Mr. Aarnes served as president and chief executive officer of GUNNAR Optiks, LLC, a company that specializes in developing and manufacturing digital eyewear, from September 2008 to November 2012. Mr. Aarnes received his bachelor's degree in political science from the United States Naval Academy and his MBA in management from San Diego State University.

NAME, AGE, YEAR FIRST APPOINTED AN EXECUTIVE OFFICER	POSITION	BUSINESS EXPERIENCE
Dana Huth, 62, 2021	Executive Vice President, Chief Revenue Officer	Prior to joining the Company, Mr. Huth served as executive vice president and chief revenue officer of Advanced Energy, a multinational technology company from 2019 to 2021. Prior to that, Mr. Huth served as president of Artesyn Embedded Power, a power supply company, during 2019 until it was acquired by Advanced Energy later that year. Before leading Embedded Power, Mr. Huth served as president of consumer business and global sales at Artesyn Embedded Technologies from 2014 to 2019, and as president of global sales, key accounts and distribution at Emerson Embedded Power from 2008 to 2014. At Motorola, Mr. Huth held senior management positions from 2004 to 2008, including vice President of worldwide sales and market development, vice president of global accounts, and vice president of sales for the Asia Pacific region and Japan. Mr. Huth also spent more than 19 years with Avnet, Inc., one of the world's largest value-added distributors and systems integrators of electronic components, computer products, and embedded technology.
Stephen Kelly, 56, 2018	Executive Vice President and Chief Human Resources Officer	Prior to joining the Company, Mr. Kelly served as vice president of Human Resources and Communications for Honeywell's aerospace business from 2014 to 2018. Mr. Kelly was the vice president of Corporate Human Resources, Organizational Development & Learning at Honeywell from 2013 to 2014. Mr. Kelly joined Honeywell in 2008 and has served in various human resources leadership positions for Honeywell's aerospace business. He was vice president of Human Resources for Honeywell's aerospace business's commercial segment in 2013. Previously, Mr. Kelly was vice president of Human Resources for Honeywell's Aerospace Defense & Space unit from 2011 to 2013. He was vice president of Human Resources for Honeywell's aerospace Engineering & Marketing unit from 2008 to 2011. Prior to joining Honeywell, Mr. Kelly was vice president of Human Resources for the Dental business at Danaher Corporation, a global science and technology innovator, from 2007 to 2008. Mr. Kelly was Vice President of the EMEA region and global head of staffing and talent management of the Industrial Technologies business at Danaher from 2005 to 2007. Prior to joining Danaher, Mr. Kelly was the head of Human Resources for BHA Group, Inc., a leading global supplier of replacement parts and services for industrial air pollution control systems. Mr. Kelly received his bachelor's degree in personnel administration from the University of Kansas and a master's degree in organizational development from Ottawa University.
Jeannine Lane, 63, 2018	Executive Vice President, General Counsel and Corporate Secretary	Prior to joining the Company, Ms. Lane was the Vice President and General Counsel of Honeywell Homes since January 2018. She was the Vice President and General Counsel of Honeywell Security and Fire from 2015 to 2017, Honeywell Fire Business and Honeywell Safety Business from 2014 to 2015, Honeywell Life Safety Business from 2013 to 2014 and Honeywell Security from 2004 to 2013. Prior to Honeywell, Ms. Lane served as the Vice President and General Counsel of Prestone Products Corporation, an automotive consumer car care company. Ms. Lane holds a bachelor's degree in English and political science from SUNY University at Albany and a Doctorate of Law from Albany Law School.
Thomas Surran, 61, 2023	President, Products and Solutions	Prior to joining the Company, Mr. Surran was Chief Operating Officer of FLIR Systems, Inc., a multinational company focused on the development of innovative imaging and sensing technologies for military, industrial and commercial applications, from January 2014 to September 2017. He was President, FLIR Commercial Systems from May 2013 to January 2014 and CFO – CS Division from November 2009 to May 2013. Mr. Surran received a Bachelor of Science from Xavier University and a Master of Business Administration from the University of Chicago.

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NAME, AGE, YEAR FIRST APPOINTED AN EXECUTIVE OFFICER	POSITION	BUSINESS EXPERIENCE
Anthony L. Trunzo, 61, 2020	Executive Vice President, Chief Financial Officer	Prior to joining the Company, Mr. Trunzo served as managing director at Gryphon Investors, a private equity firm, since October 2019, and he was an independent consultant advising private equity firms from January 2017 to October 2019. From April 2015 to November 2016, Mr. Trunzo was executive vice president and CFO of FEI Company, a microscope technology company, before it was acquired by ThermoFisher Scientific in September 2016. Prior to that, he served in leadership roles at FLIR Systems, Inc., an industrial technology company focused on intelligent sensing solutions, including as senior vice president and CFO from 2010 to 2015, and as senior vice president, Corporate Strategy and Development from 2003 to 2010. Earlier in his career, Mr. Trunzo worked in various capacities at Bank of America Securities and PNC Bank. Mr. Trunzo received his bachelor's degree in economics from the Catholic University of America and an MBA from the University of Pittsburgh. Mr. Trunzo has also completed Harvard Business School's Advanced Management Program.

ESG at Resideo

Our Board of Directors and its committees play a key role in oversight of the Company's Environmental, Social and Governance ("ESG") efforts. Our Nominating and Governance Committee oversees and reports to the Board on the Company's role as a responsible corporate citizen, including its ESG programs. Our Compensation and Human Capital Management Committee oversees the Company's plans, policies and programs relating to hiring, development and retention of talent, and assists the Board in oversight of the Company's policies relating to human capital management, including Diversity, Equity, Inclusion and Belonging ("DEIB"). Our external and internal viewpoints are aligned: we hold ourselves accountable to our people, our communities, the planet, and our brand.

Resideo is focused on simplifying the connected world to give people peace of mind and allow them to focus on what matters most. Our ESG strategy is supported by a framework rooted in innovative solutions to help make homes and buildings better for the planet while reducing our own footprint, committing to creating a positive work environment for our employees, driving positive impact in our communities and maintaining a foundation of trust. These are the cornerstones of Resideo's commitment to help protect what matters most.

To drive our ESG efforts, Resideo focuses on five elements connected to the Company's material issues: Innovate, Reduce, Commit, Impact and Trust.

Innovate

We strive to innovate whole-home, smart offerings in water, air, energy and security for homes and buildings that advance comfort, safety, well-being and sustainability. In 2023, we advanced our Green Horizons program, our internal framework to help qualify sustainable solutions at Resideo for years to come. This framework is designed to consider the environmental, social and economic impacts of solutions at each stage of their life cycles, from product conception to recovery. To accompany energy- and water-saving hardware solutions, we are on a journey to provide our customers with software and services that enable products to work more efficiently and to help ensure optimal performance.

Innovative services include solutions for smart homes and buildings, which address energy management, water conversation, and remote monitoring. Responding to megatrends such as decarbonization, and electrification, our focus is on solving customer pain points through research and development of innovative solutions that provide long-term value.

Reduce

Each year since 2019, we have worked toward reduction goals for energy use, greenhouse gas emissions, water management and waste management. In our 2022 ESG report, we published our Scope 1 and 2 emissions footprint data for the first time and completed our first submission to CDP related to our carbon emissions. We achieved ISO 14001 certification at seven of our 13 manufacturing sites. We have implemented numerous recycling and paper reduction initiatives, LED lighting retrofitting and other key energy savings initiatives in various offices and facilities globally. We are also investing in solar panel installation across four of our EMEA manufacturing locations, enabling self-generation of renewable energy and further reducing our impact on the environment. We are working to set near-term emissions reduction goals related to Scope 1 and 2 emissions and accurately calculating and reporting on specified Scope 3 emissions in 2024.

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✓ Commit

We are committed to creating an equitable, safe and nurturing environment, where our employees can be themselves and do their best work. In 2023, we continued efforts in leadership training and development globally across all levels at Resideo, and further invested in building DEIB initiatives across the Company. We continue to partner with industry organizations, including the Society of Women Engineers, National Society of Black Engineers and the Leadership Council on Legal Diversity, helping us to hire, train and empower talent with diverse backgrounds and experiences. Approximately 700 global employees participate in at least one of six Employee Resource Groups at Resideo, including Women, Dis-Abilities, Black, Latino, Veterans and LGBTQ.

Impact

"Make a Difference" is one of Resideo's core values and serves as a guiding principle for business and philanthropic efforts. Our focus on community centers around the belief that all people should feel safe and have access to food, housing and opportunities to create better futures for themselves and their families. We continue to support Habitat for Humanity International and Mission 500 and have initiated partnerships with academic institutions to make vocational training opportunities more accessible through Resideo Academy. Through a strategic collaboration with the Building Talent Foundation, we are helping to advance education, training and career progression of young people and people from underrepresented groups to help seed the next generation of skilled workers. ADI Branch locations hosted a variety of donation-based events supporting children in their local communities through school supply, hygiene and toy drives.

Trust

Resideo's commitment to governance is integral to our business and reflects not only regulatory requirements, NYSE listing standards, and broadly recognized governance practices, but also effective leadership by our senior management team and oversight by the Board of Directors. The Code of Business Conduct is reviewed annually by all directors and professional-level employees, and the Company provides several mechanisms for employees to report concerns. All employees are required to complete "Integrity and Compliance at Resideo" and anti-harassment/anti-discrimination training. Additionally, we recognize and promote human rights for all throughout the value chain, as emphasized through our Supplier Code of Conduct and an Environmental Health and Safety Management System aligned with ISO 14001 and ISO 45001 standards. In 2023, we achieved a Silver rating from EcoVadis, a global monitoring system, which evaluates sustainable business practices. This rating reflects Resideo's status in the top 8% of companies assessed by EcoVadis worldwide.

In 2023, Resideo published its second ESG Report, detailing progress under each pillar in 2022 and ambitions for the future. This ESG Report and additional information about Resideo's sustainability efforts are available at: www.resideo.com/sustainability.

Related Party Transactions

Review, Approval and Ratification of Transactions with Related Parties

The Company has a written Policy Concerning Related Party Transactions (the "Policy") regarding the review and approval or ratification of transactions between the Company and related parties. The Policy applies to any transaction in which Resideo or its subsidiary is a participant, the amount involved exceeds $120,000 and a related party has a direct or indirect material interest. A related party means any director or executive officer of the Company, any nominee for director, any shareholder known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities and any immediate family member of any such persons.

Under the Policy, reviews are conducted by management to determine which transactions or relationships should be referred to the Audit Committee for consideration. The Audit Committee then reviews the material facts and circumstances regarding a transaction and determines whether or not the transaction is fair and reasonable and consistent with the Policy. Under the Policy, any related party transaction must be submitted for prior approval where reasonably possible or, if not approved in advance, submitted for ratification. The Policy is in addition to the provisions addressing conflicts of interest in our Code of Business Conduct and any similar policies regarding conflicts of interest adopted by the Board. Our directors, executive officers and all other employees are expected to comply with the Code of Business Conduct.

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Beneficial Ownership

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership of the Company's common stock and other equity securities with the SEC within specified periods. Due to the complexity of the reporting rules, the Company undertakes to file such reports on behalf of its directors and executive officers and has instituted procedures to assist them with these obligations. Based solely on a review of filings with the SEC and written representations from the Company's directors and executive officers, the Company believes that in 2023 all of its directors and executive officers filed the required reports on a timely basis with respect to Resideo's equity securities under Section 16(a), except for the following filings that were inadvertently filed late: (i) a Form 4 for Mr. Geldmacher was filed on May 31, 2023 reporting settlement on February 14, 2023 of PSUs in the form of RSUs, which RSUs were settled in shares of common stock that were released on May 28, 2023, (ii) a Form 4 for Mr. Trunzo was filed on June 9, 2023 reporting settlement on February 14, 2023 of PSUs in the form of RSUs, which RSUs were settled in shares of common stock that were released on June 8, 2023, (iii) Form 4s for Mr. Fradin, Mr. Deninger, Ms. Hostetler, Mr. Kushner, Mr. Lazar, Ms. Richardson, Mr. Teich, Ms. Wienbar, and Mr. Yusuf were filed on July 5, 2023 reporting the annual grant of RSUs on June 7, 2023, and (v) Form 4s for Mr. Aarnes, Mr. Geldmacher, Mr. Huth, Mr. Kelly, Ms. Lane, and Mr. Trunzo were filed February 15, 2024 reporting the forfeiture of shares for tax withholding upon vesting of RSUs on February 9, 2024.

Stock Ownership of Certain Beneficial Owners

The following shareholders reported to the SEC that they beneficially owned more than 5% of Resideo common stock as of December 31, 2023.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (#)	Percent of Class [1]
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	Common Stock	23,868,619[2]	16.3%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	Common Stock	16,059,444[3]	10.99%
Ariel Investments, LLC 200 E. Randolph Street, Suite 2900 Chicago, IL 60601	Common Stock	12,672,096[4]	8.7%
State Street Corporation 1 Congress Street, Suite 1 Boston, MA 02114	Common Stock	8,153,552[5]	5.58%
Fuller & Thaler Asset Management, Inc. 441 Borel Avenue, Suite 300 San Mateo, CA 94402	Common Stock	7,976,516[6]	5.46%

(1) Percentage ownership based on the Schedule 13G/A filings of BlackRock, Inc., The Vanguard Group, Boston Partners and Ariel Investments as further described below.

(2) According to Schedule 13G/A filed with the SEC on January 22, 2024, BlackRock, Inc. is the beneficial owner of 23,868,619 shares (with sole voting power with respect to 23,498,768 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 23,868,619 shares and shared dispositive power with respect to 0 shares).

According to Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group is the beneficial owner of 16,059,444 shares (with sole voting power with respect to 0 shares, shared voting power with respect to 135,435 shares, sole dispositive power with respect to 15,769,183 shares and shared dispositive power with respect to 290,261 shares).

(4) According to a Schedule 13G filed with the SEC on February 14, 2024, Ariel Investments, LLC, in its capacity as investment adviser to certain managed accounts and investment fund vehicles on behalf of investment advisory clients, is the beneficial owner of 12,672,096 shares (with sole voting power with respect to 11,174,925 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 12,672,096 shares and shared dispositive power with respect to 0 shares).

(5) According to a Schedule 13G/A filed with the SEC on January 25, 2024, State Street Corporation, in its capacity as investment adviser to certain managed accounts and investment fund vehicles on behalf of investment advisory clients, is the beneficial owner of 8,153,552 shares (with sole voting power with respect to 0 shares, shared voting power with respect to 7,695,464 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 8,153,552 shares).

(6) According to a Schedule 13G filed with the SEC on February 13, 2024, Fuller & Thaler Asset Management, Inc., in its capacity as investment adviser to certain managed accounts and investment fund vehicles on behalf of investment advisory clients, is the beneficial owner of 7,976,516 shares (with sole voting power with respect to 7,826,083 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 7,976,516 shares and shared dispositive power with respect to 0 shares).

Stock Ownership of Directors and Executive Officers

The following table shows the ownership of Resideo common stock, as of April 8, 2024, by each director, each of the NEOs, and all current directors and executive officers as a group. The address of each director and executive officer shown in the table below is c/o Resideo Technologies, Inc., 16100 N 71st St., Suite 550, Scottsdale, AZ 85254. Executive officers and directors are subject to stock ownership guidelines. Please see the "Compensation Discussion and Analysis" for a discussion of executive stock ownership guidelines and the "Stock Ownership Guideline for Non-Employee Directors" for a discussion of non-employee stock ownership guidelines.

Name	Shares of Common Stock[1]	Rights to acquire Shares of Common Stock[2]	Total[3]	Percentage of Class Beneficially Owned	Deferred Share Units[4]
Non-Employee Directors					
Roger Fradin	214,244	9,158	223,402	*	—
Paul Deninger	50,181	9,158	59,339	*	—
Cynthia Hostetler	6,143	—	6,143	*	31,680
Brian Kushner	39,926	9,158	49,084	*	—
Jack Lazar	52,858	—	52,858	*	45,959
Nina Richardson	25,209	9,158	34,367	*	22,522
Andrew Teich	157,460	—	157,460	*	40,306
Sharon Wienbar	39,606	—	39,606	*	25,462
Kareem Yusuf	940	—	940	*	19,508
Named Executive Officers					
Jay Geldmacher[5]	287,965	237,035	525,000	*	
Anthony Trunzo	166,043	111,078	277,121	*	
Robert Aarnes	30,041	253,818	283,859	*	
Jeannine Lane	71,281	111,507	182,788	*	
Dana Huth	44,675	—	44,675	*	
Phillip Theodore	79,680	85,185	164,865	*	
All Current Directors and Executive Officers as a Group (16 individuals)	**1,353,668**	**869,941**	**2,223,609**	**1.5%**	**180,118**

* Indicates that the percentage of beneficial ownership does not exceed 1%, based on 146,015,214 shares of Company common stock outstanding as of April 8, 2024.

(1) This column includes shares held of record, shares held by a bank, broker or nominee for the person's account, shares held through family trust arrangements and shares held jointly with the named individuals' spouses. For Mr. Fradin, this column includes 8 shares held by a limited liability company owned by Mr. Fradin. For Mr. Trunzo, this column includes 4,020 shares held by his sons.

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(2) This column includes shares of Company common stock that may be acquired under employee stock options that are exercisable as of April 8, 2024 or will become exercisable within 60 days thereafter and shares subject to RSUs that will vest within 60 days of April 8, 2024. No non-employee directors have Company stock options.

(3) This table does not include performance-based RSUs or time-based stock options and RSUs that will not be earned and/or paid within 60 days of April 8, 2024.

(4) Beneficial ownership excludes shares of deferred stock units credited to each individual non-employee director's deferred stock account as of April 8, 2024. Seven months after a director's termination of service on the Board, the non-employee director will be paid the balance in his or her deferred stock account through the issuance of common shares. The information in the column "Deferred Stock Units" is not required by the rules of the Securities and Exchange Commission because the deferred stock units carry no voting rights, and the non-employee director has no right or ability to convert the deferred stock units to common stock within 60 days of April 8, 2024. Nevertheless, we believe this information provides a more complete picture of the financial stake our directors have in our Company.

(5) Mr. Geldmacher is also a director of Resideo.

Executive Compensation

Proposal 2: Advisory Vote to Approve Executive Compensation

We seek an annual non-binding advisory vote from our shareholders to approve the compensation of our Named Executive Officers as described in the "Compensation Discussion and Analysis" section below and the accompanying compensation tables. This vote is commonly known as "Say-on-Pay."

We encourage you to read the "Compensation Discussion and Analysis" and accompanying compensation tables to learn more about our executive compensation programs and policies. Our Board believes that its 2023 compensation-related pay decisions and our executive compensation programs align the interests of shareholders and executives by emphasizing variable compensation tied to achieving measurable goals that drive value.

This vote is not intended to address a specific item of compensation, but rather our overall compensation policies and procedures related to the Named Executive Officers. Because the Say-on-Pay vote is advisory, it will not be binding upon our Board. However, our Board will take into account the outcome of the vote and discussions with investors when considering future executive compensation arrangements.

Our Board recommends that shareholders vote in favor of the following resolution:

"**RESOLVED**, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to the executive compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2023 Summary Compensation Table and the other related tables and disclosure."

> **The Board of Directors unanimously recommends a vote "FOR" Proposal 2, to approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as stated in the above resolution.**

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COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") describes the basic objectives, principles, decisions and rationale underlying our executive compensation policies and decisions made by the Compensation and Human Capital Committee of the Board (referred to as the "Committee" throughout the Executive Compensation section). The CD&A describes the material elements of the compensation of our executive officers identified below (the "Named Executive Officers" or "NEOs") for fiscal 2023:

NAMED EXECUTIVE	POSITION(S)
Jay Geldmacher	President and Chief Executive Officer
Anthony Trunzo	Executive Vice President, Chief Financial Officer
Robert Aarnes	President, ADI Global Distribution
Jeannine Lane	Executive Vice President, General Counsel & Corporate Secretary
Dana Huth	Executive Vice President, Chief Revenue Officer
Phillip Theodore[1]	President, Products & Solutions

(1) Mr. Theodore served as President, Products & Solutions until December 5, 2023, at which time he was appointed to a non-executive officer position of Senior Vice President, Executive Advisor

Our Executive Compensation Philosophy and Approach

We operate in a highly competitive and rapidly evolving market. Our ability to compete and succeed in this environment depends on our ability to recruit, incentivize and retain talented individuals.

We strive to create a compensation program for our employees, including our executives, that provides a compelling and engaging opportunity. The program offers rewards for performance and engages our participants by requiring them to focus on driving the business to generate long-term value for our shareholders. We believe this approach is building a performance-driven leadership culture. Utilizing this philosophy, our executive compensation program has been designed to:

- Provide competitive pay levels using our peer group data for market context;

- Create sustained increases in shareholder value through incentives designed to drive high performance;

- Drive revenue growth and margin expansion and accelerate innovation;

- Reward achievement of near- and long-term business performance targets;

- Make pay decisions based on an executive's skills and responsibilities, individual performance, experience, importance to the organization, retention, affordability and internal pay equity; and

- Deliver compensation in accordance with good governance practices that do not encourage undue risk-taking by our executives.

Our executive compensation program for 2023 utilized net revenue, operating income margin, and cash flow from operating activities as components of our annual incentive plan. At least half of our long-term incentive award is linked to relative total shareholder return that reinforces our belief that the interests of our executive team must be intricately linked to that of our shareholders. We remain committed to best practices in compensation governance for public companies, as described in more detail below, and will regularly review our executive compensation strategy to maintain alignment with our objectives.

Each year, we carefully consider the results of our shareholder say-on-pay vote from the preceding year. In 2023, approximately 94% of the votes cast supported our executive compensation decisions. Overall, we believe our shareholders are supportive of our executive compensation program and its direction. As a result, we did not make significant modifications to the structure of our program. We will continue to consider feedback from shareholders on our compensation program.

Our Commitment to Compensation Best Practices

As part of our executive compensation program, the Committee is committed to regularly reviewing and considering best practices in governance in executive compensation. We maintain the following policies and practices that guide our ongoing, annual executive compensation program.

WHAT WE DO	WHAT WE DON'T DO
✔ Maintain robust stock ownership guidelines requiring our officers and directors to hold a significant ownership position in the Company	✖ Allow hedging or pledging of our securities by our directors and employees, including our NEOs
✔ Provide compensation packages heavily weighted toward equity compensation	✖ Backdate or spring-load equity awards
✔ Tie our incentive compensation programs directly to the creation of shareholder value	✖ Reprice stock options or stock appreciation rights without shareholder approval
✔ Link our annual bonus plan goals directly to our annual operating plan to drive our growth plan	✖ Offer any compensation programs or policies that reward excessive risk-taking
✔ Use multiple performance metrics for our 2023 annual incentive plan and include a maximum cap on all our incentive award payouts	✖ Provide multi-year guaranteed payments to executive officers
✔ Ensure a significant portion of our NEOs' compensation is variable and based on Company performance	✖ Offer tax reimbursement payments or gross-ups on any severance or change in control payments
✔ Retain an independent compensation consultant, selected by the Committee, to advise on competitive compensation practices	✖ Provide any significant perquisites
✔ Provide for severance benefits to our NEOs in connection with a change in control of the Company that requires a double trigger	✖ Enter into or amend an agreement with an executive officer that provides cash severance benefits exceeding 2.99x base plus bonus without advisory shareholder ratification
✔ Require our NEOs, where permitted by law, to sign non-competition and intellectual property agreements	
✔ Set the annual goals for our CEO with consultation and regular performance evaluations by our independent directors	
✔ Maintain a compensation recoupment ("clawback") policy triggered by an accounting restatement of the Company's financial statements, which is applicable to all our Section 16 officers, including the NEOs	
✔ Evaluate and manage risk in our compensation programs	

Peer Group and Market Data

With the assistance of our independent compensation consultant, FW Cook, the Committee selected the companies below to include in our peer group based on similar size revenue and market capitalization as well as alignment with our current profile, targeting industrial and distribution companies and internet and technology companies and focusing on the connected home. The peer companies generally had reported annual revenues within a range of one-fourth and two times our annual revenues and market capitalization within a range of one-fourth and four times our market capitalization at the time of analysis. This peer group was used to support 2023 compensation decisions.

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- A.O. Smith Corp. (AOS)
- Acuity Brands, Inc. (AYI)
- ADT Inc. (ADT)
- Alarm.com Holdings, Inc. (ALRM)
- Allegion plc (ALLE)
- Arlo Technologies Inc. (ARLO)
- BlackBerry Limited (BB)
- Fortune Brands Home & Sec. (FBIN)

- Itron, Inc. (ITRI)
- Juniper Networks, Inc. (JNPR)
- Lennox International Inc. (LII)
- NCR Corporation (VYX)
- NETGEAR, Inc. (NTGR)
- Owens Corning (OC)
- Pentair plc (PNR)
- Watsco, Inc. (WSO)

While the Committee considers peer group information provided by its independent consultant as part of its benchmarking analysis, it also refers to other available resources, including published compensation data from surveys, to fully understand competitive compensation practices in the external marketplace for executive talent.

The Committee reviews the peer group benchmark data as one reference point in assessing to guide its compensation decisions, although actual compensation levels may vary based on the Committee's consideration of other factors described below.

Compensation Risk Assessment

Management regularly reviews the potential for risks arising from our compensation programs. For 2023, the compensation risk assessment of our incentive compensation plans, performed under guidance of our independent executive compensation consultant, and reviewed by the audit firm serving as our internal auditors, identified no material risks created by any of our incentive programs. The analysis was reviewed by and discussed with the Committee at its December 2023 meeting.

Elements of Compensation

Overview

The Committee has the primary authority to determine and approve the compensation of our NEOs. The Committee is charged with reviewing our executive compensation policies and practices annually to ensure that the total compensation paid to our NEOs is fair, reasonable, competitive to our peers and commensurate with the level of expertise and experience of our NEOs.

The Committee reviews and approves the total amount of compensation for our NEOs and the allocation of total compensation among each of the components. The Committee's decisions related to NEO compensation levels and mix for fiscal 2023 were determined principally on the following factors:

- Individual and Company performance;

- Each executive's scope of responsibility and experience;

- The judgment and general industry knowledge obtained through years of service with comparably-sized companies in our industry and other similar industries; and

- Input about competitive market practices from our independent compensation consultant.

The Company's management team and human resources leadership worked closely with the Committee to analyze competitive market practices and effectively design and implement our executive compensation program. Our CEO regularly participates in Committee meetings and develops and provides recommendations to the Committee regarding the compensation for our NEOs (excluding himself) and the design of our incentive compensation programs. Our CEO and other NEOs are not present when their own compensation arrangements are discussed by the Committee.

Resideo's 2023 Executive Compensation Program

We have designed both near- and long-term incentive ("LTI") compensation packages that we believe are competitive and support the compensation objectives described above. The key elements of our compensation program for NEOs are set forth below.

BASE SALARY	• Salaries are competitive with median market practice for the individual's role, taking into consideration individual performance, experience, scope of role relative to market benchmarks and other factors
ANNUAL INCENTIVE PLAN	• Our 2023 annual incentives were tied to achieving growth and profitability targets approved by the Board • Financial metrics for 2023 were net revenue, operating income margin, and cash flow from operating activities, which represented 100% of the target incentive opportunity

LONG-TERM INCENTIVES	• Target LTI values were granted to our NEOs through two equity instruments:
	  • RSUs representing 40% of the total LTI value for our CEO, and 50% of the total LTI value for other NEOs, vesting annually over three years in equal, one-third installments; and
	  • Performance share units ("PSUs") representing 60% of the total LTI value for our CEO, and 50% of the total LTI value for other NEOs, with potential payout determined based on our total shareholder return measured against the total shareholder return of the companies in the S&P 600 Index ("rTSR")

The Committee approved a 2023 executive compensation program that reflects our business strategy and a strong pay-for-performance culture. Our rTSR-based PSUs will be earned based on our performance against that of the companies in the S&P 600 Index over a three-year performance period. The use of the S&P 600 Index for awards granted in February 2023 represented a change from prior years that used the S&P 400 Industrials index and was made to align with the index currently including Resideo stock. Our RSU awards further align the interests of our NEOs with our shareholders and provide a meaningful retention vehicle.

2023 Base Salary

Base salaries provide a competitive level of fixed compensation for our NEOs, which are aligned with their roles and account for additional factors such as their level of experience and individual performance. The Committee considers competitive fixed cash compensation to be an important foundation of a competitive total compensation program that will both retain and motivate our executives. At least annually, the Committee reviews the competitiveness of base salaries relative to external benchmarks and considers changes, as appropriate, taking into consideration market data as well as factors specific to the Company, including key elements of the compensation philosophy described above. For 2023, base salaries for NEOs were generally increased to reflect market-based increases of 3.0%, which align with increases provided to other employees in the United States. Mr. Huth was awarded a 12.7% base salary increase to recognize the significant expansion in his commercial responsibilities for the Products and Solutions segment in addition to his business development responsibilities, and Mr. Aarnes' 5.0% salary increase was a market adjustment to better align his salary with competitive market data. Mr. Theodore did not receive a salary increase and transitioned to a non-executive role in December 2023. Fiscal 2023 annual base salaries for the NEOs, including any change from the prior year, are reflected below:

Name	Title	2022 Base Salary	2023 Base Salary	Percent Increase
Jay Geldmacher	President and Chief Executive Officer	$1,035,000	$1,066,000	3.0%
Anthony Trunzo	Executive Vice President, Chief Financial Officer	$ 631,350	$ 650,300	3.0%
Robert Aarnes	President, ADI Global Distribution	$ 595,125	$ 624,900	5.0%
Jeannine Lane	Executive Vice President, General Counsel & Corporate Secretary	$ 535,000	$ 551,000	3.0%
Dana Huth	Executive Vice President, Chief Revenue Officer	$ 465,750	$ 525,000	12.7%
Phillip Theodore	President, Products & Solutions	$ 569,250	$ 569,250	0.0%

resideo

2023 Annual Incentive Plan

The fiscal 2023 annual incentive plan provided NEOs the opportunity to earn a cash bonus with a target set as a percent of the NEO's base salary. The Committee set financial metrics that represented 100% of the target incentive opportunity. Under the 2023 annual incentive plan, our NEOs were eligible to receive a payout ranging from a threshold payment of 50% to a maximum of 200% of the target award allocated to the achievement of each financial metric. No bonus is paid if performance is below threshold.

In determining the financial metrics used to set performance targets for the 2023 annual incentive compensation awards, our leadership team and the Committee considered, among other factors, the importance of a clear and direct link between our published financial results and awards under our annual incentive plan. To that end, for 2023, the Committee selected financial metrics, consisting of reported Net Revenue, Operating Income as a percentage of Net Revenue ("Operating Income Margin"), and Cash Flow from Operating Activities, adjusted for allowable impacts outlined in the annual incentive plan. The relative weighting of each financial metric and a definition of the metric is set forth below:

Financial Metric	Weighting	Definition*
Net Revenue	20%	Total value of the products and services sold to our customers net of discounts and returns from continuing operations
Operating Income Margin	50%	Represents the ratio of operating income to revenue
Cash Flow from Operating Activities ("CFFO")	30%	Represents cash flow from operating activities

* The measures of Net Revenue and Operating Income Margin at the segment level are calculated consistent with the segment footnote reported in the Company's Form 10-K for the year ended December 31, 2023. Further, the measure of CFFO at the segment level begins with operating profits, which excludes taxes, interest, and non-operating expenses.

The annual incentive plan financial metrics for our NEOs, other than Messrs. Aarnes and Theodore, were based on Resideo's consolidated results. The financial metrics for Mr. Aarnes' annual incentive award were weighted 50% on the results of the ADI segment, and 50% on Resideo's consolidated results. The financial metrics for Mr. Theodore's annual incentive award were weighted 50% on the results of the Products and Solutions segment and 50% on Resideo's consolidated results.

In connection with setting the performance goals for the 2023 performance period, the Committee determined to measure revenue on a constant currency basis. The Committee also determined to adjust the financial measures for the results of businesses acquired and divested during 2023 and for restructuring and similar unusual events occurring during the year, as these items were not contemplated at the time the goals were originally determined.

In certifying the level of performance achieved for 2023, in addition to adjusting for the impacts of foreign exchange rates and businesses acquired or divested during 2023, the Committee adjusted the revenue, operating income, and CFFO measures for unusual items consisting of restructuring expenses and certain legal settlements. The effect of the adjustments for these unusual items resulted in an increase in revenue by $2 million, decrease in revenue of $25 million, and increase in revenue of $27 million for total Resideo, ADI, and P&S, respectively. Operating income margin increased by 80 bps, 40 bps, and 100 bps for total Resideo, ADI, and P&S, respectively. CFFO increased by $24 million, $4 million, and $12 million for total Resideo, ADI, and P&S, respectively.

Financial Performance*	For the Period January 1, 2023 - December 31, 2023						
Total Company Financial Metrics* (Weight)	Threshold ($M)	Goal ($M)	Maximum ($M)	Actual ($M)	Financial Performance % of Goal	Financial Performance Payout %	Weighted Payout %
Net Revenue (20%)	$5,586	$6,374 - $6,769	$7,557	$6,270	95%	93%	19%
Operating Income Margin (50%)	8.66%	10.5% - 11.14%	12.98%	9.5%	88%	74%	37%
Cash Flow from Operating Activities (30%)	$ 170	$215 - $237	$ 283	$ 464	205%	200%	60%
Total Company							116%

Financial Performance*	For the Period January 1, 2023 - December 31, 2023						
ADI Global Distribution Financial Metrics (Weight)	Threshold ($M)	Goal ($M)	Maximum ($M)	Actual ($M)	Financial Performance % of Goal	Financial Performance Payout %	Weighted Payout %
Net Revenue (20%)	$3,194	$3,645 - $3,871	$4,322	$3,562	95%	91%	18%
Operating Income Margin (50%)	7.26%	8.81% - 9.35%	10.90%	7.9%	87%	72%	36%
Cash Flow from Operating Activities (30%)	$ 221	$ 279 - $309	$ 368	$ 279	95%	100%	30%
ADI Total							84%
Total Company							116%
Weighted Total (50% ADI Total/50% Company Total)							100%

Financial Performance*	For the Period January 1, 2023 - December 31, 2023						
Products and Solutions Financial Metris* (Weight)	Threshold ($M)	Goal ($M)	Maximum ($M)	Actual ($M)	Financial Performance % of Goal	Financial Performance Payout %	Weighted Payout %
Net Revenue (20%)	$2,391	$ 2,729 - $2,897	$3,235	$2,708	96%	97%	19%
Operating Income Margin (50%)	16.49%	19.99% - 21.23%	24.73%	19.5%	95%	93%	47%
Cash Flow from Operating Activities (30%)	$ 386	$ 488 - $540	$ 643	$ 657	128%	200%	60%
Products and Solutions Total							126%
Total Company							116%
Weighted Total (50% Products and Solutions Total/50% Company Total)							121%

* Actual results are reported at constant currency.

To determine the actual 2023 annual incentive cash awards paid to each NEO pursuant to the annual incentive plan, the following formula was applied. The base salary amount used in the formula was the NEO's 2023 base salary rate.

Base Salary ✕ Target Bonus Percentage ✕ Financial Performance Payout Percentage = Annual Incentive Cash Award

resideo

NEO	2023 Base Salary	Bonus Target %	Financial Performance Payout Percentage	Annual Incentive Cash Award
Jay Geldmacher	$ 1,066,000	150%	116%	$ 1,854,840
Anthony Trunzo	$ 650,300	100%	116%	$ 754,348
Robert Aarnes	$ 624,900	100%	100%	$ 624,900
Jeannine Lane	$ 551,000	80%	116%	$ 511,328
Dana Huth	$ 525,000	80%	116%	$ 487,200
Phil Theodore	$ 569,250	100%	121%	$ 688,793

2023 Long-Term Incentives

The goal of our LTI plan is to align the compensation of our executives with the interests of shareholders by encouraging sustained long- term improvement in operational and financial performance and long-term increase in shareholder value. LTI compensation also serves as a retention instrument and provides equity-building opportunities for executives. These equity awards are granted under the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates (the "2018 Stock Incentive Plan"). In determining the target award value for each executive, the Committee considers competitive long-term incentive award information among our peer group companies provided by the independent compensation consultant, taking into consideration the total value of all elements of compensation. Further, the Committee recognizes the importance of LTI awards in providing a compensation package that will motivate and retain Company executives.

The table below shows the mix of annual LTI components for 2023:

	CEO (% of Total LTI)	Other NEOs (% of Total LTI)
Performance Stock Units (PSUs)	60%	50%
Restricted Stock Units (RSUs)	40%	50%

Name	2023 LTI Award Target Value	2023 PSU Target Value	2023 RSU Target Value
Jay Geldmacher	$8,000,000	$4,800,000	$3,200,000
Anthony Trunzo	$2,250,000	$1,125,000	$1,125,000
Robert Aarnes	$2,200,000	$1,100,000	$1,100,000
Jeannine Lane	$1,300,000	$ 650,000	$ 650,000
Dana Huth	$1,300,000	$ 650,000	$ 650,000
Phillip Theodore	$2,200,000	$1,100,000	$1,100,000

The number of shares awarded to each NEO for each component of the award is determined by dividing the target value by the average of the closing stock price of a share of the Company's common stock on the three market trading days leading up to and including the grant date, rounded down to the nearest cent.

2023 RSUs

The annual RSUs awarded in 2023 will vest ratably over a three-year period, with one-third of the shares vesting on each anniversary of the grant date, subject to the recipient being employed by the Company through each vesting date.

2023 PSUs

The PSUs granted in 2023 will vest based on an rTSR metric and will be earned by comparing our total shareholder return to the total shareholder return of other companies in the S&P 600 Index from January 1, 2023 through December 31, 2025. The threshold, target and maximum levels of rTSR achievement that correspond to the number of shares that will be earned are set forth below. Performance below the threshold level will result in no shares being paid. The arrangement is similar to PSUs awarded in 2021 and 2022, except that the comparator group used to determine a payout under 2023 PSU awards is the S&P 600 Index, as opposed to the S&P 400 Industrials Index used for prior awards.

	Percentile Rank	Payout as percent of Target shares*
Threshold	25th	50%
Target	55th	100%
Maximum	75th	200%

* Linear interpolations between points

2021 PSUs

December 31, 2023 marked the end of the three-year performance period for PSUs granted in February 2021. Those PSUs forfeited based on the ranking of Resideo's total shareholder return ("TSR") over the three-year period from January 1, 2021 through December 31, 2023 as compared to the TSR of the companies in the S&P 400 Industrials Index over the same period. The total shares that could be earned by an executive under these awards range from 50% of the target award for achievement of the minimum level of performance to a maximum of 200% of the target award. Based on Resideo achieving a TSR rank of 52 out of the 63 companies in the S&P 400 Industrials Index, which represents a 16th percentile ranking, the 2021 PSU awards achieved no payout of the award.

Special Awards to Mr. Huth and Mr. Aarnes

In December 2023, the Committee approved a grant of $250,000 in RSUs to Mr. Huth in recognition of his leadership role as he supports the transition of the President, Products and Solutions. The RSUs will vest in equal installments on December 7, 2024, and December 7, 2025.

In February 2024, the Committee approved a grant of $5 million in RSUs to Mr. Aarnes in recognition of his strong leadership of ADI and the Company's desire to retain him. The special RSU award vests 50% on each of the third and fourth anniversaries of the grant date. Unlike the standard annual RSU awards, the special RSU award does not provide for continued vesting in the event of Mr. Aarnes' retirement.

Other Components of Our Compensation Program

Severance Plan

Each of our NEOs participates in the Resideo Technologies, Inc. Severance Plan for Designated Officers (the "Severance Plan").

The Severance Plan addresses severance for our NEOs upon a termination following a change in control ("CIC"), considered a "double trigger", and is intended to ensure the continued attention of our NEOs to their roles and responsibilities without the distraction that may arise from the possibility of a job loss concurrent with a CIC of the Company.

In addition, the Severance Plan provides for severance payments and benefits that become payable if the employment of one of our NEOs is terminated by us without "cause" (as defined in the Severance Plan) subject to such individual signing and not revoking a release of claims.

resideo

The Committee has adopted the Severance Plan to provide competitive post-employment compensation arrangements that promote the continued attention, dedication and continuity of the members of our senior management team, including our NEOs, and enable us to continue to recruit talented senior executive officers. The Committee intends to periodically review the severance available to our NEOs under the Severance Plan to ensure ongoing competitiveness and alignment with our overall compensation philosophy.

In response to the shareholder proposal that received 50.3% support at our 2023 annual meeting, and informed by feedback from our shareholders during 2023, the Compensation Committee adopted an Executive Officer Cash Severance Policy providing the following:

- We will not enter into or amend a severance arrangement to provide payment of cash severance benefits to an executive officer exceeding 2.99 times the sum of the executive officer's annual base salary plus the executive officer's target annual cash incentive award without presenting it for advisory ratification at the next regularly scheduled annual meeting of shareholders.

The severance benefits provided to our NEOs are outlined in the Potential Payments Upon Termination or Change in Control Table found later in this Proxy Statement.

Nonqualified Deferred Compensation Plan

Executive officers (including the NEOs) may choose to participate in the Resideo Supplemental Savings Plan, a nonqualified deferred compensation plan that permits additional tax-deferred retirement savings options. The Resideo Supplemental Savings Plan has two components, the Deferred Incentive Program ("DIP") and the Supplemental Savings Program ("SSP"). Executive officers can elect to defer up to 100% of their annual incentive award under the DIP component. In addition, under the SSP component, executive officers may also elect to defer eligible compensation that cannot be contributed to the Company's 401(k) plan due to IRS limitations. The amounts contributed to the Supplemental Savings Plan are eligible for company matching credits, not to exceed 100% of the first 7% contributed combined between the SSP and the Company's 401(k) plan. The participant account balances in the SSP are subject to gains and losses, based on the returns of the Fidelity® U.S. Bond Index Fund.

Benefits and Perquisites

Our NEOs are eligible to receive the same benefits as our salaried employees in the U.S. The Company and the Committee believe this approach is reasonable and consistent with the overall compensation objectives to attract and retain employees. These benefits include medical, dental, vision, disability insurance, a 401(k) plan and other plans and programs made available to other eligible employees in the U.S. Employee benefits. Perquisites are reviewed periodically to ensure that benefit levels remain competitive.

Executive Annual Physical Program, Commuting and Relocation

Starting in 2019, the Committee determined that all executive officers are encouraged to have an annual executive physical and would be eligible to participate in an executive annual physical program paid for by the Company. These physicals provide a more in-depth review of the health of our executive officers.

In connection with his hire, the Committee approved Mr. Geldmacher receiving an annual physical up to $5,000 and the right to use a private jet for business and commuting purposes, including a full tax gross-up for such use. These additional benefits were approved for Mr. Geldmacher related to his health and safety. In 2023, no commuting expenses were incurred.

Executive officers who are asked to relocate to a new work location are eligible to participate in the Company's relocation program. The program includes reimbursement of various transition expenses, including for temporary living, house hunting and final move expenses, as well as a home sale assistance program and shipment of personal items, and a related tax gross-up payment.

Beginning in February 2022, the Committee approved reimbursement of commuting costs for travel by Mr. Theodore as President, Products & Solutions, from his home in Tennessee to the Company's headquarters in Scottsdale, AZ. Reimbursement of such costs aligned with Mr. Theodore's original offer letter, which contemplated him remaining in Tennessee, avoided payment by the Company of relocation costs, and supported Mr. Theodore's essential in-person interaction with other executive officers and employees.

Executive Stock Ownership Guidelines

The Committee believes that the interests of our executives, including our NEOs, will be more aligned with those of our shareholders, and our NEOs will more effectively pursue strategies that promote our shareholders' long-term interests, if our executives hold substantial amounts of our stock. All of our executive officers, including our NEOs, are subject to minimum stock ownership guidelines that are administered by the Committee. Under these guidelines, our executive officers must hold shares of Resideo common stock or equivalents equal in value to the following multiples of their current base salary:

CEO	6x Base Salary
Other Executive Officers	3x Base Salary

Our executive officers have five years from the date they become subject to the guidelines to meet the ownership requirement. Shares owned outright, unvested RSU awards and earned performance share awards are counted toward the ownership requirement. Shares may be sold during the accumulation period if satisfactory progress towards meeting the minimum requirement is demonstrated. As of December 31, 2023, all executive officers have met the minimum stock ownership requirement, except Tom Surran, who joined Resideo on December 5, 2023.

Incentive Recoupment ("Clawback") Policy

In 2023, the Committee approved a revised Clawback policy to comply with the new NYSE listing standards. Under the policy, in the event the Company is required to prepare an accounting restatement, the Company will reasonably promptly recover any excess incentive-based compensation paid to our current and former executive officers based on any misstated financial reporting measure that was received during the three-year period preceding the date the Company is required to prepare the restatement.

Hedging and Pledging Policy

It is our policy that all of our directors, officers and employees are prohibited from engaging in short sales of Resideo securities and selling or purchasing puts or calls or otherwise trading in or writing options on Resideo securities and using certain financial instruments (including forward sale contracts, equity swaps, collars and exchange funds), holding securities in margin accounts or pledging Resideo securities as collateral, in each case, that are designed to hedge or offset any decrease in the market value of Resideo securities.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of compensation paid to the CEO and other covered officers to $1 million in any taxable year. Thus, we generally will not be able to take a deduction for any compensation paid to our NEOs in excess of $1 million. While the Committee considers this limitation on tax deductibility, its decisions regarding executive compensation are determined based on the philosophy and factors described above.

Compensation and Human Capital Management Committee Report

The Committee has reviewed and discussed with management the Company's Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Form 10-K for the year ended December 31, 2023.

This report is provided by the following independent members of the Board, who comprise the Committee:

Sharon Wienbar (Chair)
Nina Richardson
Andrew Teich
Kareem Yusuf

Summary Compensation Table

The following table sets forth information concerning the compensation awarded to, earned by or paid to our NEOs during 2023.

Officer Name	Position	Year	Base Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Changes in Pension Values and Non Qual. Deferred Comp Earnings ($)[5]	All Other Compensation ($)[6]	Total Compensation ($)
Jay Geldmacher	President & Chief Executive Officer	2023	1,057,654	1,548,634	10,743,018	—	1,854,840	—	3,464	15,207.609
		2022	1,025,712	—	10,380,918	—	1,164,375	—	4,403	12,575,407
		2021	973,846	—	9,835,196	—	2,370,000	—	924,228	14,103,270
Anthony Trunzo	EVP, Chief Financial Officer	2023	645,198	—	2,893,334	—	754,348	3,241	47,790	4,343,911
		2022	625,684	—	2,815,717	—	473,513	—	46,496	3,961,409
		2021	603,462	—	2,799,719	—	963,800	245	40,956	4,408,182
Robert Aarnes	President, ADI Global Distribution	2023	616,884	—	2,829,023	—	624,900	82,242	26,222	4,179,271
		2022	589,784	—	2,753,100	—	579,057	91,869	22,706	4,036,516
		2021	575,000	20,192	2,622,673	—	960,250	40,676	21,515	4,240,306
Jeannine Lane	EVP, General Counsel & Corporate Secretary	2023	546,692	—	1,671,680	—	511,328	318,764	30,546	3,079,010
		2022	525,711	—	1,626,863	—	321,000	152,028	24,535	2,650,137
		2021	486,923	18,173	1,180,196	—	632,000	86,503	22,911	2,426,706
Dana Huth	EVP, Chief Revenue Officer	2023	509,048	—	1,921,957	—	487,200	954	37,625	2,956,785
Phillip Theodore	President, Products & Solutions	2023	569,250	—	2,829,023	—	688,793	—	63,808	4,150,874
		2022	564,141	—	2,753,100	—	392,783	—	46,352	3,756,377
		2021	530,385	—	2,294,821	1,153,050	869,000	—	19,785	4,867,041

(1) The amount for Mr. Geldmacher for 2023 represents payment of a cash bonus Mr. Geldmacher was awarded in connection with the commencement of his employment that would be paid on the third anniversary of his hire if he remained employed. The amount reflected for Mr. Aarnes and Ms. Lane in 2021 represent payments approximately equivalent to salary reductions taken from their pay in the first quarter of 2020 as part of cost cutting initiatives in response to the COVID-19 pandemic. Early in 2021, the Company elected to award these one-time bonuses following a review of the Company's performance in fiscal year 2020.

(2) Stock awards granted in 2023 consisted of RSU awards and PSU awards. The amounts reported in this column represent the aggregate grant date fair value of the RSU awards for fiscal years 2023, 2022, and 2021 and of the target level of the PSU awards for fiscal years 2023, 2022, and 2021. We calculated these amounts in accordance with the provisions of FASB ASC Topic 718 utilizing the assumptions discussed in Note 8 of the Notes to the Financial Statements in the Company's Form 10-K for the year ended December 31, 2023. The fair value of the RSUs is based on the average of the high and low prices for Resideo stock on the grant date. The value of the 2023 PSUs reflects the grant date fair value of the PSUs when granted in February 2023 of $29.89 per share based on the Monte Carlo simulation model assuming volatility of 63.37% and a risk-free interest rate of 4.24%. Included in the amount reported for Mr. Huth for 2023 is the grant date value of an additional grant of RSUs issued on December 7, 2023, as described in more detail in the 2023 Long-Term Incentives section above.

The grant date fair value of the 2023 RSUs and the grant date fair value of the 2023 PSUs, if target performance and maximum performance is achieved, are as follows:

		PSUs	
Name	RSUs ($)	Target ($)	Maximum ($)
Jay Geldmacher	3,203,773	7,539,244	15,078,489
Anthony Trunzo	1,126,327	1,767,007	3,534,014
Robert Aarnes	1,101,292	1,727,732	3,455,463
Jeannine Lane	650,757	1,020,923	2,041,846
Dana Huth	901,034	1,020,923	2,041,846
Phillip Theodore	1,101,292	1,727,732	3,455,463

(3) The amounts reported in this column represent the aggregate grant date fair value of the option awards for fiscal year 2021. We calculated these amounts in accordance with the provisions of FASB ASC Topic 718, utilizing the assumptions discussed in Note 8 of the Notes to the Financial Statements in the Company's Form 10-K for the year ended December 31, 2023.

(4) The amounts in this column represent the total 2023, 2022, and 2021 annual incentive payments, as applicable, made to the NEOs as described in more detail above in the "Compensation Discussion & Analysis – Elements of Compensation" section of this Proxy Statement. The amount shown was paid shortly after the end of the respective fiscal year.

(5) The amounts in this column represent the aggregate change in the present value of each NEO's accumulated benefit under the Company's pension plans (as disclosed in the Pension Benefits table below).

(6) The amounts reported in this column for 2023, 2022, and 2021 include costs for relocation benefits, including the cost of temporary housing, commuting costs, Company contributions under the 401(k) and deferred compensation plan, the imputed value of Company-provided life insurance, and costs for executive healthcare services.

Name	401(k) Company Contributions ($)	Deferred Compensation Plan Company Contributions ($)	All Other ($)[a][b]
Jay Geldmacher	—	—	3,464
Anthony Trunzo	22,500	23,298	1,992
Robert Aarnes	22,500	—	3,722
Jeannine Lane	22,500	—	8,046
Dana Huth	22,500	13,133	1,992
Phillip Theodore	22,500	—	41,308

(a) Includes costs for executive healthcare services and excess liability insurance premiums paid by the Company.

(b) Included in the amount reported for Mr. Theodore is $ 33,104 in commuting expenses from his home in Tennessee to the Company headquarters in Arizona, which were reimbursed by the Company during 2023. In addition to the reported amounts, Mr. Geldmacher's spouse was permitted to accompany him when he used a private jet for business travel, for which there was no incremental cost.

Grants of Plan-Based Awards — Fiscal Year 2023

The following table summarizes the grants of plan-based awards made to our NEOs during the fiscal year ended December 31, 2023.

Officer Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards (#)	Grant Date Fair Value of Stock and Option Awards ($/sh.)
			Threshold ($)(1)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jay Geldmacher	AIP(2)		799,500	1,599,000	3,198,000	—	—	—	—	—
	RSU(3)	02/14/2023	—	—	—	—	—	—	168,155	3,203,773
	PSU(4)	02/14/2023	—	—	—	126,116	252,233	504,466	—	7,539,244
Anthony Trunzo	AIP(2)		325,150	650,300	1,300,600	—	—	—	—	—
	RSU(3)	02/14/2023	—	—	—	—	—	—	59,117	1,126,327
	PSU(4)	02/14/2023	—	—	—	29,558	59,117	118,234	—	1,767 007
Robert Aarnes	AIP(2)		312,450	624,900	1,249,800	—	—	—	—	—
	RSU(3)	02/14/2023	—	—	—	—	—	—	57,803	1,101,292
	PSU(4)	02/14/2023	—	—	—	28,901	57,803	115,606	—	1,727,732
Jeannine Lane	AIP(2)		220,400	440,800	881,600	—	—	—	—	—
	RSU(3)	02/14/2023	—	—	—	—	—	—	34,156	650,757
	PSU(4)	02/14/2023	—	—	—	17,078	34,156	68,312	—	1,020,923
Dana Huth	AIP(2)		210,000	420,000	840,000	—	—	—	—	—
	RSU(3)	02/14/2023	—	—	—	—	—	—	34,156	650,757
	PSU(4)	02/14/2023	—	—	—	17,078	34,156	68,312	—	1,020,923
	RSU(5)	12/07/2023	—	—	—	—	—	—	14,619	250,277
Phillip Theodore	AIP(2)		284,625	569,250	1,138,500	—	—	—	—	—
	RSU(3)	02/14/2023	—	—	—	—	—	—	57,803	1,101,292
	PSU(4)	02/14/2023	—	—	—	28,901	57,803	115,606	—	1,727,732

(1) Represents the payment received for the minimum level of performance required to earn a payout under the plan for 2023.

(2) Annual incentive plan ("AIP") compensation awarded under the Resideo Bonus Plan for the 2023 performance year, which are paid in early 2024.

(3) Annual RSUs granted under the Resideo 2018 Stock Incentive Plan, which will vest ratably on the first, second and third anniversaries of the grant date. See the Outstanding Equity Awards at 2023 Fiscal Year-End table below for further details on the equity awards listed above. The fair value of the RSUs reflected in the final column is based on the average of the high and low prices for Resideo stock on the grant date.

(4) PSUs granted under the Resideo 2018 Stock Incentive Plan, which are subject to Resideo's rTSR ranking against the companies in the S&P 600 Index for the period from January 1, 2023 through December 31, 2025 and will pay out in February 2026 if earned. The amounts in the Target column represent the number of shares earned at a ranking of the 55th percentile as compared to the companies in the S&P 600 Index. The amounts in the column labeled Threshold represent the total number of shares that would be earned if Resideo were to achieve a ranking of the 25th percentile. The amounts in the column labeled Maximum represent the total number of shares that would be earned if Resideo were to achieve a ranking of the 75th percentile or above. The fair value reflected in the final column is calculated in accordance with the provisions of FASB ASC Topic 718 as described in footnote 2 to the Summary Compensation Table above.

(5) Additional RSU award granted under the Resideo 2018 Stock Incentive Plan, which will vest in equal increments on December 7, 2024, and December 7, 2025. The fair value of the RSUs reflected in the final column is based on the average of the high and low prices for Resideo stock on the grant date.

Certain Terms of Equity Awards

Dividend equivalents may be earned on the RSU and PSU awards, however they will be subject to the same vesting and forfeiture provisions that apply to the underlying award to which they relate. The Company has not paid dividends since becoming an independent public company.

If an award recipient breaches certain non-competition or non-solicitation obligations, the recipient's unvested units will be forfeited, and certain shares issued in settlement of units that have already vested must be returned to the Company or the recipient must pay the Company the amount of the shares' fair market value as of the date they were issued.

The impact of a termination of employment or change in control of our Company on option, RSU and PSU awards held by our NEOs is described and quantified in the "Potential Payments Upon Termination or Change in Control" section below.

All stock awards granted to the NEOs shown in the table above were granted under the 2018 Stock Incentive Plan and are governed by and subject to the terms and conditions of the plan and the relevant award agreements.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table summarizes information regarding outstanding equity awards held by our NEOs as of December 31, 2023.

Officer Name	Grant Date	Notes	Option Awards				Stock Awards	
			Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Price ($)	Unexercised Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value* of Shares or Units That Have Not Vested ($)
Jay Geldmacher	5/28/2020	(1)	237,035	—	6.63	5/27/2027	—	—
	2/18/2021	(2)	—	—	—	—	47,348	891,089
	2/9/2022	(3)	—	—	—	—	87,575	1,648,162
	2/9/2022	(4)	—	—	—	—	197,044	3,708,368
	2/14/2023	(5)	—	—	—	—	168,155	3,164,677
	2/14/2023	(6)	—	—	—	—	252,233	4,747,025
	Total		237,035	—	—	—	752,355	14,159,321
Anthony Trunzo	6/8/2020	(7)	111,078	—	9.86	6/7/2027	—	—
	6/8/2020	(8)	—	—	—	—	150,000	2,823,000
	2/18/2021	(2)	—	—	—	—	13,478	253,656
	2/9/2022	(3)	—	—	—	—	30,788	579,430
	2/9/2022	(4)	—	—	—	—	46,182	869,145
	2/14/2023	(5)	—	—	—	—	59,117	1,112,582
	2/14/2023	(6)	—	—	—	—	59,117	1,112,582
	Total		111,078	—	—	—	358,682	6,750,395
Robert Aarnes	2/11/2019	(9)	68,829	—	24.39	2/10/2026	—	—
	2/20/2020	(10)	184,989	—	10.27	2/19/2027	—	—
	12/14/2020	(11)	—	—	—	—	50,000	941,000
	2/18/2021	(2)	—	—	—	—	12,626	237,621
	2/9/2022	(3)	—	—	—	—	30,103	566,538
	2/9/2022	(4)	—	—	—	—	45,155	849,817
	2/14/2023	(5)	—	—	—	—	57,803	1,087,852
	2/14/2023	(6)	—	—	—	—	57,803	1,087,852
	Total		253,818	—	—	—	253,490	4,770,682
Jeannine Lane	2/11/2019	(9)	35,398	—	24.39	2/10/2026	—	—
	2/20/2020	(10)	76,109	—	10.27	2/19/2027	—	—
	2/18/2021	(2)	—	—	—	—	5,682	106,935
	2/9/2022	(3)	—	—	—	—	17,789	334,789
	2/9/2022	(4)	—	—	—	—	26,683	502,174
	2/14/2023	(5)	—	—	—	—	34,156	642,816
	2/14/2023	(6)	—	—	—	—	34,156	642,816
	Total		111,507	—	—	—	118,466	2,229,530
Dana Huth	9/14/2021	(12)	—	—	—	—	21,000	395,220
	2/9/2022	(3)	—	—	—	—	17,789	334,789
	2/9/2022	(4)	—	—	—	—	26,683	502,174
	2/14/2023	(5)	—	—	—	—	34,156	642,816
	2/14/2023	(6)	—	—	—	—	34,156	642,816
	12/7/2023	(13)	—	—	—	—	14,619	275,130
	Total		—	—	—	—	148,403	2,792,944
Phillip Theodore	6/1/2020	(14)	85,185	—	6.97	5/31/2027	—	—
	2/18/2021	(2)	—	—	—	—	11,048	207,923
	9/28/2021	(15)	—	150,000	25.48	9/27/2028	—	—
	2/9/2022	(3)	—	—	—	—	30,103	566,538
	2/9/2022	(4)	—	—	—	—	45,155	849,817
	2/14/2023	(5)	—	—	—	—	57,803	1,087,852
	2/14/2023	(6)	—	—	—	—	57,803	1,087,852
	Total		85,185	150,000	—	—	201,912	3,799,984

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*   Based on the closing stock price for Resideo stock on December 31, 2023 ($18.82).

(1)   These non-qualified stock options were granted May 28, 2020 and are fully vested.

(2)   These RSUs will vest in full on February 18, 2024.

(3)   Of these remaining RSUs, one-half vested on February 9, 2024 and one-half will vest on February 9, 2025.

(4)   These PSUs were awarded on February 9, 2022 and can be earned after the end of the three-year performance period ending on December 31, 2024. The number of PSUs that the NEO will receive is dependent upon the ranking of our rTSR as compared to the TSR of the companies in the S&P 400 Industrials Index. The number of PSUs shown is the target number of shares that can be earned.

(5)   These RSUs will vest in equal installments on February 14, 2024, February 14, 2025, and February 14, 2026.

(6)   These PSUs were awarded on February 14, 2023 and can be earned after the end of the three-year performance period ending on December 31, 2025. The number of PSUs that the NEO will receive is dependent upon the ranking of our rTSR as compared to the TSR of the companies in the S&P 600 Index. The number of PSUs shown is the target number of shares that can be earned.

(7)   These non-qualified stock options were granted June 8, 2020 and are fully vested.

(8)   These RSUs will vest in full on June 8, 2024.

(9)   These non-qualified stock options were granted February 11, 2019, and are fully vested.

(10) These non-qualified stock options were granted on February 20, 2020, and are fully vested.

(11) These RSUs will vest in full on December 14, 2025.

(12) These RSUs will vest in full on September 14, 2024.

(13) These RSUs will vest in equal installments on December 7, 2024, and December 7, 2025.

(14) These non-qualified stock options were granted on June 1, 2020, and are fully vested.

(15) These non-qualified stock options were granted on September 28, 2021, and will vest in full on September 28, 2024.

Option Exercises and Stock Vested — Fiscal Year 2023

The following table summarizes information regarding stock options exercised by the NEOs during the fiscal year ended December 31, 2023 and RSU and PSU awards that vested during that same period.

Officer Name	Option Awards		Stock Awards	
	# of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Jay Geldmacher	—	—	284,714	4,970 695
Anthony Trunzo	—	—	262,998	4,657,274
Robert Aarnes	—	—	43,017	821,955
Jeannine Lane	—	—	19,327	374,111
Dana Huth	—	—	29,894	504,916
Phillip Theodore	—	—	31,775	594,754

(1)   Represents the total number of RSUs that vested during 2023 and, in the case of Mr. Geldmacher and Mr. Trunzo, includes the number of shares that vested pursuant to PSUs for the 2020-2022 performance period which vested and were paid in May and June 2023, respectively, in all cases before share withholding for taxes. PSUs granted in 2021 did not achieve a payment for the performance period ended December 31, 2023.

(2)   Represents the total value of RSUs and PSUs (where applicable) at the vesting date calculated as the average of the high and low prices for Resideo stock on the applicable day of vesting multiplied by the total number of RSUs and PSUs that vested. The individual totals may include multiple vesting transactions during the year.

Pension Benefits

The following table provides summary information and related disclosures provide information regarding benefits under the Resideo Technologies Inc. Pension Plan ("RPP") and the Resideo Supplemental Pension Plan ("SPP"), a nonqualified plan. The RPP and SPP provide pension benefits only to those employees who previously participated in the Honeywell pension plans prior to the Spin-Off. Accordingly, the only NEOs who participate in the RPP and SPP are Mr. Aarnes and Ms. Lane.

The RPP and SPP benefits depend on the length of each NEO's employment with the Company and certain predecessor companies. This information is provided in the table below under the column entitled "Number of

Years of Credited Service." A participant's credited service is generally equal to his or her period of employment with the Company or an affiliate (or, for periods prior to October 29, 2018, Honeywell International Inc. or a Honeywell affiliate), excluding periods of employment when the participant was not eligible to participate in the RPP or a predecessor Honeywell plan. The column in the table below entitled "Present Value of Accumulated Benefits" represents a financial calculation that estimates the cash value today of the full pension benefit that has been earned by each NEO. It is based on various assumptions, including assumptions about how long each NEO will live and future interest rates. Additional details about the pension benefits for each NEO follow the table.

Officer Name	Plan Names	Early Retirement Eligible?	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Robert Aarnes	Resideo Technologies Inc. Pension Plan (Qualified component)	Yes	11.0	98,193	—
	Resideo Technologies Inc. Supplemental Pension Plan (Non-Qualified component)		11.0	263,390	—
	Total			361,584	—
Jeannine Lane	Resideo Technologies Inc. Pension Plan (Qualified component)	Yes	29.3	524,496	—
	Resideo Technologies Inc. Supplemental Pension Plan (Non-Qualified component)		29.3	952,453	—
	Total			1,476,949	—

Summary Information

- The RPP is a tax-qualified pension plan in which employees who were participants in the Honeywell pension plans prior to the Spin-Off participate.

- The RPP complies with tax requirements applicable to broad-based pension plans, which impose dollar limits on the compensation that can be used to calculate benefits and on the amount of benefits that can be provided. As a result, the pensions that can be paid under the RPP for higher-paid employees represent a much smaller fraction of current income than the pensions that can be paid to less highly paid employees. We make up for this difference, in part, by providing supplemental pensions through the SPP.

Pension Benefit Calculation Formulas

Within the RPP and the SPP, a variety of formulas are used to determine pension benefits. Different benefit formulas apply for different groups of employees for historical reasons (e.g., past acquisitions by a predecessor company) and the differences in the benefit formulas for our NEOs reflect this history.

- The Retirement Earnings Plan ("REP") formula is used to determine the amount of pension benefits for each of our NEOs under the RPP and the SPP. Under this formula, benefits are paid as a lump sum equal to (a) 3% or 6% of final average compensation (the average of a participant's annual compensation for the five calendar years that produces the highest average out of the previous 10 calendar years) multiplied by (b) credited service.

For each pension benefit calculation formula, compensation includes base pay, short-term incentive compensation, payroll-based rewards and recognition and lump-sum incentives. The amount of compensation taken into account under the RPP is limited by tax rules. The amount of compensation taken into account under the SPP is not. The table below describes which formulas are applicable to our participating NEOs.

NAME	DESCRIPTION OF PENSION BENEFITS/FORMULA
Mr. Aarnes	• Mr. Aarnes' pension benefits under the RPP and the SPP are determined under the 3% REP formula.
Ms. Lane	• Ms. Lane's pension benefits under the RPP and the SPP are determined under the 6% REP formula.

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Nonqualified Deferred Compensation

Officer Name	Executive Contributions in 2023 ($)[1]	Registrant Contributions in 2023 ($)[2]	Aggregate Earnings in 2023 ($)[3]	Aggregate Withdrawals and Distributions in 2023 ($)	Aggregate Balance at the End of Fiscal Year 2023 ($)[4]
Anthony Trunzo	46,135	23,298	3,241	—	138,045
Jeannine Lane	—	—	1,647	—	57,482
Dana Huth	15,809	11,810	954	—	42,027

(1) The amounts in this column were contributed by the NEO into his or her account under the deferred compensation plan, which includes amounts reflected in the "Base Salary" column of the Summary Compensation Table.

(2) The amounts in this column are contributions made to the NEOs account in 2024 for the 2023 calendar year.

(3) The amounts in this column represent changes in the NEO's account balance, including dividends and interest, during 2023.

(4) Of the balance shown, the following amounts were reported in the Summary Compensation Table for 2023: Mr. Trunzo - $23,298 and Mr. Huth - $11,810; and the following amounts were reported in the Summary Compensation Table for years prior to 2023: in 2022, Mr. Trunzo - $45,177; and - in 2021, Mr. Trunzo - $24,120 and Ms. Lane - $62,624.

All deferred compensation amounts are unfunded and unsecured obligations of the Company and are subject to the same risks as any of the Company's general obligations.

Resideo Supplemental Savings Plan

The Resideo Supplemental Savings Program ("RSSP") is a nonqualified deferred compensation plan that allows eligible Resideo employees, including the NEOs, to save additional amounts in excess of what is allowed under the Company's tax-qualified 401(k) plan due to the annual deferral and compensation limits imposed by the Internal Revenue Code. The RSSP has two components, the Deferred Incentive Program ("DIP") and the Supplemental Savings Program ("SSP"). Executive officers can elect to defer up to 100% of their annual bonus awards under the DIP component. In addition, executive officers may also participate in the SSP component to defer eligible compensation that cannot be contributed to the Company's 401(k) savings plan due to IRS limitations. The amounts contributed to the SSP component are eligible for matching contributions not to exceed 100% of the first 7% contributed combined between the SSP and the 401(k) plan. Matching contributions are always vested.

Interest Rate. All funds are invested in the Fidelity U.S. Bond Index Fund, and participant accounts are credited with interest based on the fund's performance. Matching contributions are also treated as invested in Fidelity U.S. Bond Index Fund.

Distribution. Amounts transferred from the Honeywell Supplemental Savings Plan or Honeywell Deferred Incentive Plan to the RSSP will follow the same distribution options as applied under the Honeywell plan. For deferrals to the RSSP that started in 2019 or later years, payments will commence at the earlier of the participant's separation from service, death or the in-service distribution date elected by the participant. Amounts will be paid to participants in a lump sum or installment payments, for payments triggered by separation from service or an in-service distribution at the election of the participant. Participant RSSP accounts are distributed in cash only. Participants can make different payment elections under the SSP and the DIP components of the RSSP.

Compensatory Arrangements with NEOs

We are party to offer letters with our CEO and CFO, and a transition letter agreement with Mr. Theodore, the material terms of which are summarized below. The summary below excludes payments and benefits generally available to all executive officers under the terms of the Company's equity award agreements that are described above. We do not have any individual compensatory arrangements with the other NEOs.

Offer Letter with Jay Geldmacher, President and Chief Executive Officer

The Company entered into an offer letter with Mr. Geldmacher, effective May 28, 2020, in connection with his appointment as President and Chief Executive Officer. Pursuant to the letter agreement, Mr. Geldmacher is eligible to receive an annual base salary of $900,000, subject to annual adjustment. Mr. Geldmacher has a target annual incentive compensation opportunity equal to 150% of his annual base salary, with a maximum opportunity of no less than 200%. In 2020, Mr. Geldmacher was granted a pro-rated long-term incentive award valued at $3,097,000 at target, 10% of which value was granted as time-based RSUs, 15% as stock options and 25% as performance-based RSUs, all of which were eligible to vest on the third anniversary of the grant date, and the remaining 50% was granted as a cash bonus payable following the third anniversary of the grant if Mr. Geldmacher remains employed; provided that Mr. Geldmacher would receive a pro-rated payout of the cash bonus if his employment terminated due to death, disability, termination without cause or resignation for good reason, which cash bonus was paid in 2023. In the event of a change in control, all of Mr. Geldmacher's equity awards will vest in full in the event they are not assumed in such change in control or if his employment is terminated without cause or for good reason within 24 months following such change in control.

Mr. Geldmacher will be eligible for severance benefits under the Resideo Technologies, Inc. Severance Plan for Designated Officers (the "Severance Plan"); provided, that Mr. Geldmacher will also be eligible to receive severance benefits in the event he resigns for good reason. Good reason is defined as Mr. Geldmacher not serving as the most senior executive of the Company or reporting directly and exclusively to the Board, assignment to Mr. Geldmacher of duties materially inconsistent with his position, any material diminution of his position, authority, duties or responsibilities, any reduction in annual base salary or target annual incentive opportunity from the amounts in the offer letter, requiring Mr. Geldmacher to be based at any office or location greater than 25 miles away from the Company's headquarters or any material breach of the offer letter by the Company.

In addition to participating in the Company's benefits for other employees and executives, Mr. Geldmacher will receive (i) an executive physical benefit valued at up to $5,000 annually, and (ii) the right to use a private jet for business and commuting purposes, including a full tax gross-up for any income taxes on such use. In July 2021, in connection with a determination that we would relocate our corporate headquarters, the Compensation Committee approved an amendment to Mr. Geldmacher's offer letter to increase his temporary housing allowance, in excess of the company's standard benefits, to $125,000 and to remove the time limitation on such benefits.

Offer Letter with Anthony Trunzo, Executive Vice President, Chief Financial Officer

The Company entered into an offer letter with Mr. Trunzo on May 22, 2020, in connection with Mr. Trunzo's appointment as Executive Vice President, Chief Financial Officer effective June 8, 2020. Pursuant to the terms of the offer letter, Mr. Trunzo is eligible to receive an annual base salary of $585,000, subject to annual adjustment. Mr. Trunzo has a target annual incentive compensation opportunity equal to 90% of his annual base salary. In 2020, Mr. Trunzo was granted a long-term incentive award valued at $1,131,148 at target, 20% of which value was granted as time-based RSUs, 30% as stock options and 50% as performance-based RSUs, subject to the same customary vesting terms for the Company's equity awards for other executive officers.

Mr. Trunzo received a sign-on equity award of 300,000 RSUs that vested as to one-half of such shares on the third anniversary of the date of grant and will vest as to the remaining shares on the fourth anniversary of the date of grant. Mr. Trunzo will be eligible for the Severance Plan; provided that Mr. Trunzo will also be eligible to receive severance benefits in the event he resigns for good reason. Pursuant to the letter agreement, good reason is defined as assignment to Mr. Trunzo of duties materially inconsistent with his position, any material diminution of his position, authority, duties or responsibilities, any reduction in annual base salary or target annual incentive opportunity from the amounts in the offer letter or any material breach of the offer letter by the Company.

Letter Agreement with Phillip Theodore for Transition to Role as Senior Vice President, Executive Advisor

In connection with Mr. Theodore's change in position from President, Products & Solutions to Senior Vice President, Executive Advisor, a non-executive officer position, on December 5, 2023, the Committee approved certain compensatory arrangements for Mr. Theodore for his service in his new role, which include maintaining his annual base salary of $569,250 and his target annual incentive compensation opportunity equal to 100% of his annual base salary and extending Mr. Theodore's participation in the executive-level excess liability insurance and executive physical programs while in his new role. The Committee also approved the following additional severance benefits in the event Mr. Theodore's employment is terminated without cause within 12 months following his transition to his

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new position, and subject to his compliance with certain restrictive covenants: (i) continued eligibility for 18 months of salary continuation pursuant to the Company's Severance Pay Plan for Designated Executive Employees of Resideo Technologies, Inc., (ii) continued vesting of any unvested stock options from the grant he received September 28, 2021 and (iii) an extension of the expiration date for all stock options granted to him on September 28, 2021 to September 27, 2028.

Potential Payments Upon Termination or Change in Control

Overview

This section describes the benefits payable to our NEOs in two circumstances:

- Termination of employment
- Change in Control ("CIC")

Officer Severance Plan

These benefits are determined primarily under our Resideo Technologies, Inc. Severance Plan for Designated Officers (the "Severance Plan"), which our Committee approved in November 2018 and has been periodically reviewed and benchmarked against severance practices of companies in our approved compensation peer group. The Committee strongly believes that our severance benefits are generally in line with current market practices and are particularly important as we do not maintain employment agreements with our NEOs. Benefits provided under the Severance Plan are conditioned on the executive executing a full release of claims and compliance with certain non-competition and non-solicitation covenants in favor of the Company. The right to continued severance benefits under the plan ceases in the event of a violation of such covenants. In addition, we have the right to recover certain severance benefits already paid to any executive who violates such restrictive covenants.

In addition to the Severance Plan, several of our other benefits plans, such as our Annual Incentive Compensation Plan, also have provisions that impact these benefits. These benefits ensure that our executives are motivated primarily by the needs of the businesses for which they are responsible, rather than circumstances that are outside the ordinary course of business, i.e., circumstances that might lead to the termination of an executive's employment or that might lead to a CIC of the Company. Generally, this is achieved by assuring our NEOs that they will receive a level of continued compensation if their employment is adversely affected in these circumstances, subject to certain conditions. We believe that these benefits help ensure that affected executives act in the best interests of our shareholders, even if such actions are otherwise contrary to their personal interests. This is critical because these are circumstances in which the actions of our NEOs may have a material impact upon our shareholders. Accordingly, we set the level and terms of these benefits in a way that we believe is necessary to obtain the desired results. The level of benefit and the rights to benefits are determined by the type of termination event, as described below.

In the case of a CIC, severance benefits under the Severance Plan are payable only in the event that both parts of the "double trigger" are satisfied. That is, (i) there must be a CIC of our Company, and (ii)(A) the NEO must be involuntarily terminated other than for cause, or (B) the NEO must initiate the termination of his own employment for good reason. Similarly, our 2018 Stock Incentive Plan does not offer single-trigger vesting of equity awards that are assumed or replaced by an acquirer upon a CIC.

Equity Awards

Death and Disability – In the case of a recipient's death or disability, vesting of options and RSUs accelerates in full and a pro rata portion of the PSUs will vest and settle if, and to the extent of, Resideo's actual achievement of the performance measures during the performance period. The options remain exercisable until the earlier of three years after termination or the original expiration date.

Involuntary Termination Without Cause – If an executive officer is subject to an involuntary termination without cause by Resideo, a pro rata portion of his or her options and RSUs will vest immediately upon termination, and a pro rata portion of the PSUs will vest and settle if, and to the extent of, Resideo's actual achievement of the performance measures during the performance period. The options will remain exercisable until the earlier of one year after termination or the original expiration date.

Voluntary Resignation – If a recipient resigns voluntarily from the Company (other than as a Retirement as described below), he or she will forfeit any unvested options, RSUs and PSUs, and will have 30 days to exercise any then-vested options.

Retirement – Equity awards generally provide that an award recipient is retirement eligible if he or she is age 55 years or older, has at least 10 years of service to Resideo and also has provided Resideo with at least 6 months' prior notice that he or she is considering retirement. If an NEO is retirement eligible, his or her employment with Resideo ends as a result of retirement and he or she accepts certain post-employment conditions, RSU awards and options will continue to vest in accordance with the original vesting schedule (and options shall remain exercisable until the earlier of their original expiration date and three (3) years after retirement) and the PSU awards will vest on a pro-rata basis, based on actual performance as measured at the end of the performance period.

"Double Trigger" Change in Control – In the event of an involuntary termination or termination for good reason within 24 months of a CIC, all unvested options and RSUs will vest in full. In 2022, the Committee approved a change in terms for both outstanding and new PSUs to provide that in the event of an involuntary termination or termination for good reason within 24 months of a CIC, the PSUs will vest in full (i) if the CIC occurs after the end of the performance period, based on actual results and (ii) if the CIC occurs during the performance period, based on target. If the surviving entity in the CIC does not continue, assume, or replace the awards, the options and RSU awards will vest in full immediately, and assuming the performance period has not been completed, the PSU awards will vest in full based on target performance.

Pension and Non-Qualified Deferred Compensation

Pension and non-qualified deferred compensation benefits, which are described elsewhere in this Proxy Statement, are not included in the table below in accordance with the applicable proxy statement disclosure requirements, even though they may become payable at the times specified in the table. If an executive who participates in the RSSP terminates employment with Resideo, the balance of that executive's SSP or DIP account will be paid to the executive in June of the year following his or her termination. Similarly, if an executive who is a participant in the RPP or the SPP described above terminates employment, the executive's balance in the pension plan will be paid to the executive 105 days after his or her termination date.

The following table summarizes estimated payments and benefits to which our NEOs would be entitled upon the hypothetical occurrence of various termination scenarios or a CIC. The information in the table below is based on the assumption, in each case, that the termination of employment occurred on December 31, 2023. None of these termination benefits are payable to NEOs who voluntarily resign (other than voluntary resignations for good reason as specified or certain qualifying retirements) or whose employment is terminated by us for cause.

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Payments and Benefits	Named Executive Officer	Termination by the Company Without Cause ($)[A]	Death ($)	Disability ($)	Change-in-Control– No Termination of Employment ($)	Change-in-Control– Termination of Employment by Company, Without Cause, by NEO for Good Reason ($)
Cash Severance[1] (Base Salary)	Jay Geldmacher	2,132,000	—	—	—	2,132,000
	Anthony Trunzo	975,450	—	—	—	1,300,600
	Robert Aarnes	937,350	—	—	—	1,249,800
	Jeannine Lane	826,500	—	—	—	1,102,000
	Dana Huth	787,500	—	—	—	1,050,000
	Phillip Theodore	853,875	—	—	—	1,138,500
Annual Incentive Compensation[2][3] –Year of Termination	Jay Geldmacher	—	—	—	—	3,198,000
	Anthony Trunzo	—	—	—	—	1,300,600
	Robert Aarnes	—	—	—	—	1,249,800
	Jeannine Lane	—	—	—	—	881,600
	Dana Huth	—	—	—	—	840,000
	Phillip Theodore	—	—	—	—	1,138,500
Outstanding Equity Awards[4]	Jay Geldmacher	—	16,832,608	16,832,608	—	16,832,608
	Anthony Trunzo	—	7,511,382	7,511,382	—	7,511,382
	Robert Aarnes	—	5,483,546	5,483,546	—	5,483,546
	Jeannine Lane	—	2,550,317	2,550,317	—	2,550,317
	Dana Huth	—	2,792,944	2,792,944	—	2,792,944
	Phillip Theodore	—	4,423,735	4,423,735	—	4,423,735
Benefits[5]	Jay Geldmacher	15,381	—	—	—	15,381
	Anthony Trunzo	23,314	—	—	—	31,086
	Robert Aarnes	23,314	—	—	—	31,086
	Jeannine Lane	13,343	—	—	—	17,791
	Dana Huth	22,229	—	—	—	29,639
	Phillip Theodore	18,471	—	—	—	24,628
Total	Jay Geldmacher	2,147,381	16,832,608	16,832,608	—	22,177,989
	Anthony Trunzo	998,764	7,511,382	7,511,382	—	10,143,668
	Robert Aarnes	960,664	5,483,546	5,483,546	—	8,014,231
	Jeannine Lane	839,843	2,550,317	2,550,317	—	4,551,708
	Dana Huth	809,729	2,792,944	2,792,944	—	4,712,583
	Phillip Theodore	872,346	4,423,735	4,423,735	—	6,725,363

The amounts reflected in the first column related to involuntary termination unrelated to a CIC, as well as the final two columns specific to circumstances following a CIC, are based on the provisions of the Severance Plan, and the provisions of the 2018 Stock Incentive Plan.

(A) Pursuant to their offer letters, Messrs. Geldmacher and Trunzo are also entitled to receive the same severance benefits set forth here for termination by the Company without cause if they terminate their employment for good reason as defined in their offer letters. See "Compensatory Arrangements with NEOs" above for additional information.

(1) Severance amounts in the event of involuntary termination not related to a CIC represent a cash payment equal to 24 months of annual base salary for Mr. Geldmacher and 18 months of annual base salary for the other NEOs. Severance amounts related to an involuntary termination or termination for good reason related to a CIC represent a cash payment equal to 24 months of annual base salary, based on the highest base salary paid during the preceding 36 months, as well as two times the NEO's annual incentive calculated based on the greater of the average annual incentive target for the preceding 3 years or the NEO's current target annual incentive compensation. In addition to the severance benefits reported in the table, pursuant to a letter agreement between the Company and Mr. Theodore described above, if Mr. Theodore's employment is involuntarily terminated without cause before December 5, 2024, and subject to his compliance with certain restrictive covenants, Mr. Theodore would also be entitled to ((i) continued vesting of any unvested stock options from the grant he received September 28, 2021 and (ii) an extension of the expiration date for all stock options granted to him on September 28, 2021 to September 27, 2028.

(2) No severance amounts for the year of termination are reported for an involuntary termination without cause unrelated to a CIC; however, in the limited circumstance such termination occurs in connection with a reduction-in-force between December 31, 2023 and the payment date, the NEO would be entitled to receive the payout if the NEO signs a release.

(3) In addition to the amounts reflected in the final column, if an NEO is terminated without cause in situations following a CIC, the NEO will also be entitled to a pro-rated Annual Incentive Award for the period of employment during the year of termination.

(4) Amounts represent the intrinsic value of RSUs and PSUs as of December 31, 2023 for which the vesting would be accelerated pursuant to the award terms described above. The value included for RSUs and PSUs is the product of the number of units for which vesting would be accelerated and $18.82, the closing price of Resideo common stock on December 31, 2023.

(5) The amounts reflected represent the Company's cost for continuation of benefits, such as medical, dental, vision and life insurance, for the Salary Continuation Period as defined under the Severance Plan.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of the individual identified as our median paid employee and the annual total compensation of Mr. Jay Geldmacher, our President and Chief Executive Officer (the CEO).

For 2023, our last completed fiscal year:

• the annual total compensation of our median employee was $36,813; and

• the annual total compensation of our CEO as reported in the Summary Compensation Table of this proxy statement on page 53 was $15,207,609.

Based on this information, for 2023, the ratio of the annual total annualized compensation of Mr. Geldmacher, our CEO, to the annual total compensation of the median employee was estimated to be 413 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below.

To identify our median employee for 2023, we considered our global population as of October 1, 2023 (the "Measurement Date"). As of the Measurement Date, our total global employee population (excluding our CEO) consisted of approximately 14,315 individuals.

Total U.S. Employees	3,288	
Total Non-U.S. Employees	11,027	(no exemptions utilized)
Total Global Workforce	14,315	

To identify the "median employee" from our total global employee population (excluding our CEO), we aggregated annual total base salary and actual incentive awards paid during 2023, including bonuses and commissions. We also annualized the compensation of all newly hired permanent employees who were employed on the measurement date, for the 12-month period ending December 31, 2023, as permitted under SEC rules. All non-U.S. pay components were converted to U.S. dollars using the same currency exchange rates in effect in our financial records at October 1, 2023.

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Once we identified the median employee, we determined the median employee's total compensation by applying the same rules required to report NEO compensation on the Summary Compensation Table.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance

Under the rules of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the information below to illustrate the relationship between the SEC-defined compensation actually paid ("CAP") and various measures used to gauge the Company's financial performance in conformance with Item 402(v) of Regulation S-K. CAP is calculated in accordance with Item 402(v) of Regulation S-K and differs from compensation shown in the Summary Compensation Table on page 53 and CEO and other NEO performance year compensation tables shown on pages 48 and 49, respectively. See below for a reconciliation of the total compensation shown in the Summary Compensation Table to CAP.

Resideo's Compensation and Human Capital Management Committee makes executive compensation decisions independent of SEC disclosure requirements and reviews a variety of Company-wide and individual factors to link executive compensation actually paid with Company and executive performance. See "Compensation Discussion and Analysis" above for a discussion of our decision-making process.

Pay vs Performance Table

Year	Summary Compensation Table Total for First CEO (CEO 1)	Summary Compensation Table Total for Second CEO[2][3] (CEO 2)	Compensation Actually Paid to First CEO (CEO 1)	Compensation Actually Paid to Second CEO[2][3] (CEO 2)	Average Summary Compensation Table Total for Non-CEO NEOs	Average Compensation Actually Paid for Non-CEO NEOs[2][3]	Value of Fixed $100 Investment Based on:		Net Income	Operating Income Margin[6]
							Total Shareholder Return[4]	S&P 600 Total Shareholder Return[5]		
2023	—	$15,207,609	—	$ 15,077,967	$ 3,741,970	$ 4,017,606	$ 158	$ 129	$210,000,000	9.60%
2022	—	$12,575,407	—	($ 3,523,691)	$ 3,610,970	($ 1,990,076)	$ 138	$ 113	$283,000,000	10.48%
2021	—	$14,103,270	—	$ 16,023,137	$ 3,977,809	$ 5,726,287	$ 218	$ 137	$242,000,000	9.84%
2020	$ 3,906,587	$ 4,697,966	$ 3,659,863	$ 12,432,207	$ 3,191,673	$ 6,198,341	$ 178	$ 110	$ 37,000,000	9.70%

(1) Resideo's first chief executive officer for fiscal 2020 was Michael Nefkens. Resideo's second chief executive officer for fiscal 2020 through fiscal 2023 was Jay Geldmacher. Resideo's other, non-CEO, NEOs for fiscal 2020 were Anthony Trunzo, Stephen Kelly, Robert Aarnes, Jeannine Lane, Robert Ryder, Michael Flink, and Sachin Sankpal. Resideo's other, non-CEO, NEOs for fiscal 2021 were Anthony Trunzo, Phillip Theodore, Robert Aarnes, and Travis Merrill. Resideo's other, non-CEO, NEOs for fiscal 2022 were Anthony Trunzo, Phillip Theodore, Robert Aarnes, and Jeannine Lane. Resideo's other, non-CEO, NEOs for fiscal 2023 were Anthony Trunzo, Phillip Theodore, Robert Aarnes, Jeannine Lane, and Dana Huth.

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(2) The table below reconciles Total Compensation from the Summary Compensation Table to CAP to our CEOs and Non-CEO NEOs (averaged):

Compensation Actually Paid Calculation Detail		
Compensation Element	2023 (CEO 2)	2023 (Avg. Non-CEO NEO)
SCT Reported Total Compensation	**$ 15,207,609**	**$ 3,741,970**
(i) Aggregate SCT Reported Equity Compensation (-)	$ 10,743,018	$ 2,429,004
(ii) Year-End Fair Value of Awards Granted During the FY & Outstanding (+)	$ 10,229,723	$ 2,331,292
(iii) Year-Over-Year Change in Fair Value of Awards Granted During Prior FY & Outstanding (+)	($ 1,552,151)	($ 127,078)
(iv) Vesting Date Fair Value of Awards Granted & Vested During the Covered FY (+)	$ 0	$ 0
(v) Year-Over-Year Change in Fair Value of Awards Granted During Prior FY & Vesting During Covered FY (+)	$ 207,115	$ 251,905
(vi) Prior FYE Value of Awards Determined to Fail to Meet Vesting Conditions During Covered FY (-)	($ 1,728,688)	($ 312,771)
(vii) Year-Over-Year Change in Deferred Benefits and Pension Value (-)	$ 0	$ 83,127
(viii) Current Year Pension Service Costs (+)	$ 0	$ 18,875
Compensation Actually Paid Determination	**$ 15,077,967**	**$ 4,017,606**

(3) Equity compensation fair value calculated based on assumptions determined in accordance with FASB ASC Topic 718.

(4) Total shareholder return calculated based on an assumed $100 investment as of December 31, 2019.

(5) S&P 600 index total shareholder return calculated based on an assumed $100 investment as of December 31, 2019. In our pay versus performance disclosures for 2022, we used the S&P 400 Industrials Index. Pursuant to SEC guidance, we have changed the index used for our peer group due to Resideo's inclusion in the S&P 600 index. A comparison of our TSR, the S&P 400 Industrial Index TSR, and the S&P 600 TSR is below:

Year	Resideo	S&P 400 Industrials Index	S&P 600 Index
2023	$158	$172	$129
2022	$138	$132	$113
2021	$218	$150	$137
2020	$178	$116	$110

(6) Calculation of Operating Income Margin, as adjusted for incentive compensation purposes, is described under "Compensation Discussion and Analysis — Elements of Compensation — 2023 Annual Incentive Plan" above.

Pay vs Performance Narrative Disclosure

The following graphs provide a description of the relationships between Resideo's total shareholder return relative to peer comparator index, as well as compensation actually paid relative to Resideo's total shareholder return, net income, and operating income percentage over the last three completed fiscal years.





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Compensation Actually Paid vs. Operating Income Margin

Legend:
- ▬ Compensation Actually Paid for CEO 1
- ▬ Compensation Actually Paid for CEO 2
- ▬ Average Compensation Actually Paid for Non-CEO NEOs
- ▬●▬ Operating Income Margin

Performance Metrics to Link Executive Compensation Actually Paid with Company Performance

Provided below are the most important financial measures used to link compensation actually paid with Resideo performance during the most recently completed fiscal year:

Operating Income Margin*
Net Revenue*
Cash Flow from Operations*
Relative Total Shareholder Return

*   As used in our annual incentive plan for fiscal 2023, each measure was adjusted as described above under "Compensation Discussion and Analysis — Elements of Compensation — 2023 Annual Incentive Plan."

See the "Compensation Discussion and Analysis" above and published in Resideo's historical proxy statements for additional detail on executive compensation actions.

Equity Compensation Plan Information

As of December 31, 2023, information about equity compensation plans is as follows:

Plan Category	Number of Shares to be Issued Upon Exercises of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	6,671,319[1]	14.52	7,564,792[2]
Equity compensation Plans not approved by security holders	—	—	—
Total	6,671,319	14.52	7,564,792

Equity compensation plans approved by shareholders in the table above include the Amended and Restated 2018 Stock Incentive Plan for Resideo Technologies, Inc. and its Affiliates as well as the 2018 Stock Plan For Non-Employee Directors of Resideo Technologies, Inc., the Resideo Employee Stock Purchase Plan, and the Resideo Technologies UK ShareBuilder Plan.

(1) Includes 1,220,957 shares underlying stock options, 3,856,496 shares underlying RSUs and 1,593,866 shares underlying PSUs (assuming target).

(2) Includes 4,590,526 shares available for future issuance under the Resideo Technologies, Inc. 2018 Stock Incentive Plan, 2,300,197 shares available for future issuance under the Resideo Technologies, Inc. Employee Stock Purchase Plan, 511,693 shares available for future issuance under the 2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc., and 162,376 shares available for future issuance under the Resideo Technologies UK ShareBuilder Plan.

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Proposal 3:
Ratification of the Appointment of Independent Registered Public Accounting Firm

Under its written charter, the Audit Committee of the Board has sole authority and is directly responsible for the appointment, compensation, retention, oversight, evaluation and termination of the independent registered public accounting firm retained to audit the Company's financial statements.

The Audit Committee evaluated the qualifications, performance and independence of the Company's independent auditors and based on its evaluation, has appointed Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for 2024. Deloitte served as the independent auditor of Resideo during 2023. The Audit Committee and the Board believe that the retention of Deloitte to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

The Audit Committee is responsible for the approval of the engagement fees and terms associated with the retention of Deloitte. In addition to assuring the regular rotation of the lead audit partner as required by law, the Audit Committee will be involved in the selection and evaluation of the lead audit partner and considers whether, in order to assure continuing auditor independence, there should be a regular rotation of the independent registered public accounting firm.

Although the By-Laws do not require that we seek shareholder ratification of the appointment of Deloitte as our independent registered public accounting firm, we are doing so as a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will reconsider whether to retain Deloitte.

Representatives of Deloitte are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions by shareholders.

> **The Board of Directors unanimously recommends a vote "FOR" Proposal 3, to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2024.**

Report of the Audit Committee

The Audit Committee consists of the three directors named below. Each member of the Audit Committee is an independent director as defined by applicable SEC and NYSE listing standards. In addition, the Board has determined that Mr. Lazar, Mr. Deninger and Mr. Kushner are "audit committee financial experts" as defined by applicable SEC rules and satisfy the "accounting or related financial management expertise" criteria established by the NYSE.

In accordance with its written charter, the Audit Committee of the Board is responsible for assisting the Board to fulfill its oversight of:

- the integrity of the Company's financial statements and internal controls;
- the Company's compliance with legal and regulatory requirements;
- the independent auditors' qualifications and independence; and
- the performance of the Company's internal audit function and independent auditors.

It is the responsibility of Resideo's management to prepare the Company's financial statements and to develop and maintain adequate systems of internal accounting and financial controls. The Company's internal auditors are responsible for conducting internal audits intended to evaluate the adequacy and effectiveness of the Company's financial and operating internal control systems.

Deloitte, the Company's independent registered public accounting firm for 2024 (the "independent auditor"), is responsible for performing an independent audit of the Company's consolidated financial statements, issuing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America ("GAAP"), and evaluating the Company's assessment of internal controls over financial reporting. The independent auditor also reviews the Company's interim financial statements in accordance with applicable auditing standards.

In evaluating the independence of Deloitte, the Audit Committee has (i) received the written disclosures and the letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding the audit firm's communications with the Audit Committee concerning independence, (ii) discussed with Deloitte the firm's independence from the Company and management and (iii) considered whether Deloitte's provision of non-audit services to the Company is compatible with the auditors' independence. In addition, the Audit Committee assures that the lead audit partner is rotated at least every five years in accordance with SEC and PCAOB requirements, and considered whether there should be a regular rotation of the audit firm itself in order to assure the continuing independence of the outside auditors. The Audit Committee has concluded that Deloitte is independent from the Company and its management.

The Audit Committee has reviewed with the independent auditor and the Company's internal auditors the overall scope and specific plans for their respective audits, and the Audit Committee is monitoring the progress of both in assessing the Company's preparedness for future compliance with Section 404 of the Sarbanes-Oxley Act.

At every regular meeting, the Audit Committee meets separately, and without management present, with the independent auditor and the Company's Internal Audit leader to review the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's accounting and financial reporting. The Audit Committee also meets separately at its regular meetings with the Chief Financial Officer.

The Audit Committee has met and discussed with management and the independent auditor the fair and complete presentation of the Company's financial statements. The Audit Committee has also discussed and reviewed with the independent auditor all matters required to be discussed by applicable requirements of the PCAOB and the SEC. The Audit Committee has discussed significant accounting policies applied in the financial statements, as well as any alternative treatments. Management has represented that the consolidated financial statements have been prepared in accordance with GAAP, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with both management and the independent auditor.

Relying on the foregoing reviews and discussions, the Audit Committee recommended to the Board, and the Board approved, inclusion of the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC. In addition, the Audit Committee has approved, subject to shareholder ratification, the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2024.

The Audit Committee
Jack Lazar (Chair)
Paul Deninger
Brian Kushner

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Audit Committee Pre-Approval Policy

The Audit Committee has adopted policies and procedures for pre-approval of audit, audit-related, tax and other services, and for pre-approval of related fee estimates or fee arrangements. These procedures require that the terms and fees for the annual audit service engagement be approved by the Audit Committee. The Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval under this policy, it will require specific pre-approval by the Audit Committee before the service is provided. In the event the invoice in respect of any covered service that is the subject of general pre-approval is materially in excess of the estimated amount or range, the Audit Committee must approve such excess amount prior to payment of the invoice. Predictable and recurring covered services and their related fee estimates or fee arrangements may be considered for general pre-approval by the full Audit Committee on an annual basis at or about the start of each fiscal year. Specific pre-approval of such services that have not received general pre-approval may be given or effective up to one year prior to commencement of the services. Under the policy, the Audit Committee has delegated to the Chair the authority to pre-approve audit-related and non-audit services and associated fees, that are not otherwise prohibited by law, to be performed by the Company's independent registered public accounting firm in an amount of up to $100,000 for any one service; the Chair is required to report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All services set forth in the following table below were approved by the Audit Committee before being rendered.

Audit and Non-Audit Fees

The following table shows fees for professional services rendered by Deloitte for the years ended December 31, 2023 and 2022.

	2023 ($)	2022 ($)	Description of Services
Audit Fees	5,562,002	5,961,000	Fees pertaining to the audit of the Company's annual consolidated financial statements, audits of statutory financial statements of our subsidiaries and fees pertaining to the review of SEC filings.
Audit-Related Fees	17,352	0	Social security opinion reports
Tax Fees	39,083	58,044	Fees pertaining to international tax compliance and global trade advisory services.
All Other Fees	2,058	2,058	DART Subscription
Total	**5,620,495**	**6,021,102**	

Proposal 4:
Approval of the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates

Introduction

On April 15, 2024, the Board of Directors, at the recommendation of the Compensation and Human Capital Management Committee (referred to as the "Committee" in this Proposal 4), approved the further amendment and restatement of the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates (the "Plan"), subject to approval by our shareholders at the Annual Meeting. If approved by our shareholders, the amendment and restatement of the Plan will become effective on the date that it is approved by shareholders. If our shareholders do not approve this proposal, the amended and restated Plan described in this proposal will not take effect and the Plan will continue to be administered in its current form. However, as described below, without the proposed share increase, the shares that remain available for issuance under the Plan will not be sufficient for us to be able to achieve our goals of attracting, motivating and retaining our employees through grants of equity awards.

Shareholder Approval and Board of Directors Recommendation

Shareholder approval of the amendment and restatement of the Plan is being sought in order to, among other things, satisfy the shareholder approval requirements of the NYSE of certain of the amendments to the Plan, including the increase in the number of shares of our common stock available for issuance under the Plan by 3,500,000 and the extension of the term of the Plan to the date that is 10 years after shareholder approval of the amendment and restatement of the Plan, and obtain shareholder approval of the number of shares that may be subject to incentive stock options under Internal Revenue Code ("Code") Section 422. The Plan, as proposed to be amended and restated, is referred to as the "Restated Plan."

The Board of Directors recommends that our shareholders vote in favor of the Restated Plan because equity compensation is a critical component of our compensation program, designed to align the interests of our employees and other service providers with those of our shareholders, and will provide us with a share reserve that will enable us to continue to provide a competitive mix of compensation to our key employees. The Restated Plan also includes a number of features that we believe are consistent with the interests of our shareholders and sound corporate governance practices.

Key Features of the Restated Plan

The Restated Plan continues to include a number of provisions that we believe are consistent with the interests of our shareholders and sound corporate governance practices, including the following:

- *No evergreen.* The Restated Plan does not have an evergreen or similar provision, which provides for an automatic replenishment of shares available for grant.

- *No liberal share recycling.* We may not add back to the Restated Plan's share reserve shares that are tendered or withheld to pay the exercise price of an option award or to satisfy a tax withholding obligation in connection with any awards, shares that we repurchase using option exercise proceeds and shares subject to a stock appreciation rights ("SAR") award that are not issued in connection with the stock settlement of that award upon its exercise.

- *Minimum vesting period for all awards.* The Restated Plan imposes a minimum vesting or performance period of one year, subject only to limited exceptions.

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- *No payment of dividends or dividend equivalents on unearned awards.* While we do not currently pay dividends on our common stock, the Restated Plan prohibits the payment of dividends or dividend equivalents in connection with an award until it vests.

- *No liberal definition of "change in control."* No change in control would be triggered by shareholder approval of a business combination transaction, the announcement or commencement of a tender offer or any Board assessment that a change in control may be imminent.

- *No automatic accelerated vesting of equity awards upon a change in control.*

- *No repricing of underwater options or stock appreciation rights without shareholder approval.* The Restated Plan prohibits, without shareholder approval, actions to reprice, replace, or repurchase options or SARs.

- *Clawback.* The Restated Plan provides that all awards are subject to any clawback or recoupment policies in effect from time to time, which includes the Clawback policy revised in 2023 to comply with the NYSE listing standards described above, which applies to all awards constituting incentive-based compensation.

Basis for the Requested Share Reserve Increase

In determining the number of additional shares to request for authorization for issuance under the Restated Plan, the Board and the Committee considered a number of factors, as set forth below.

As of March 1, 2024, there were 146,000,772 shares of our common stock issued and outstanding. The closing sale price of a share of our common stock on the NYSE was $22.68. The following table summarizes information regarding awards outstanding and shares of our common stock remaining available for grant under the Plan as of March 1, 2024:

Stock Options Outstanding	1,209.306
Weighted Average Exercise Price of Stock Options Outstanding	$14.43
Weighted Average Remaining Term of Stock Options Outstanding	3.01 years
Full Value Awards Outstanding:	
Restricted Stock Units ("RSUs")	4,512,626
Performance-based Restricted Stock Units ("PSUs"), at target	1,734,073
Shares Available for Grant under the Plan [(1)]	2,725,939

[(1)] We disclosed that there were 12 million shares available for grant under our stock incentive plans as of 12/31/23 in our Form 10-K; however, that value inappropriately referenced awards available for issuance rather than shares available for grant.

In addition to the Plan, we issue awards to our non-employee directors under the 2018 Stock Plan for Non-Employee Directors of Resideo Technologies, Inc. We also offer certain of our employees in the U.K. the ability to purchase shares under our Resideo Technologies UK Sharebuilder Plan, which is a qualified U.K. share scheme. As of March 1, 2024, the following awards were outstanding, and the following number of shares were available for future awards, under each of these plans:

Plan	Shares subject to outstanding awards	Shares available for future awards
2018 Stock Plan for Non-Employee Directors	220,212	508,152
Resideo Technologies UK Sharebuilder Plan	0	160,001

Historical equity granting practices. Our three-year average annual equity grant rate, or "burn rate," for the 2021-2023 period was 1.41%, calculated on the basis utilized by a leading proxy advisory firm.

Fiscal Year	Stock Options Granted	Time-based RSU Awards Granted	PSU Awards Earned/Vested[1]	Weighted-Average Shares Outstanding
2023	0	2,298,936	764,527	147.000.000
2022	0	1,799,632	159,810	146,000,000
2021	150,000	1,142,310	0	144,000,000

(1) This value is based on the number of shares issued for PSUs upon vesting, including issuances above target. This differs from our 2023 Form 10-K which discloses the grant and vesting of PSUs based on the target payout.

Some shareholders view the burn rate as a helpful measure to compare the rates at which peer companies have granted equity. The more equity that a company grants in relation to the total number of its shares of common stock outstanding, the higher that company's burn rate will be. Over the past three years, our average burn rate has been 1.41%, which is below the industry benchmark used by a leading proxy advisory firm.

Expected duration of available shares. We expect to continue making equity awards consistent with our practices over the past three years, and to maintain an average annual burn rate over the next three years in line with our average for the 2021-2023 period. On that basis, we expect that shares currently remaining available for awards under the Plan will likely be insufficient to continue making awards beyond 2024, but that the shares of common stock available for future awards if the Restated Plan is approved would be sufficient for equity award grants for approximately one additional year.

Expected dilution. As of March 1, 2024, our estimated existing voting power dilution attributable to shares subject to outstanding awards under the Plan was 4.8%. We define existing voting power dilution as the sum of the total number of shares available for future grants under the Plan, divided by the fully diluted number of our common shares outstanding. Our projected voting power dilution as of that same date would be 4.0%, including the 3,500,000 additional share reserve under the Restated Plan in the formula.

Expectations regarding future share usage under the Restated Plan are naturally based on a number of assumptions regarding factors such as future growth in the population of eligible participants, the rate of future compensation increases, the rate at which shares are returned to the Restated Plan reserve through forfeitures, cancellations and the like, the level at which performance-based awards pay out, and our future stock price performance. While the Committee believes that the assumptions utilized are reasonable, future share usage will differ from current expectations to the extent that actual events differ from the assumptions utilized.

Description of the Restated Plan

The major features of the Restated Plan are summarized below. The summary is qualified in its entirety by reference to the full text of the Restated Plan, which is attached to this Proxy Statement as Appendix A.

Eligible Participants. Employees and other individuals providing services to the Company as an independent contractor or consultant who are not non-employee directors of the Company are eligible to receive awards under the Restated Plan. As of March 1, 2024, there were approximately 14,000 employees and an indeterminate number of independent contractors and consultants who would be eligible to receive awards under the Restated Plan.

Administration. The Restated Plan will be administered by the Committee. To the extent consistent with applicable law, the Committee may delegate its duties, power and authority under the Restated Plan to any one or more subcommittees of the Committee or the Chief Executive Officer or other person with respect to awards to persons other than officers subject to Section 16 of the Exchange Act.

The Committee has the authority to, among other things, select the persons to whom awards will be granted, determine the form, number of shares covered by and other terms and conditions of each award. The Committee has the authority to accelerate the vesting of an award provided that the Plan's minimum vesting requirements are met. The Committee has the authority to interpret the Restated Plan and may waive or amend the terms of an award, except for any repricing as described below. The Committee has the authority to interpret the Restated Plan and establish rules for the administration of the Restated Plan.

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Except in connection with equity restructurings and other situations in which share adjustments are specifically authorized, the Restated Plan prohibits the Committee from repricing any outstanding option or SAR awards without the prior approval of our shareholders. For these purposes, a "repricing" includes decreasing the exercise price of an option or SAR after the date of grant, cancelling an outstanding option or SAR and granting replacement options or SARs having a lower exercise price or purchasing underwater stock options or SARs for cash or replacement awards.

Available Shares and Limitations on Awards. A maximum of 22,000,000 shares of our common stock may be the subject of awards and issued under the Restated Plan, which reflects an increase of 3,500,000 shares compared to the current Plan. The shares of common stock issuable under the Restated Plan may come from authorized and unissued shares or treasury shares. The share limitations under the Restated Plan are subject to adjustment for changes in our corporate structure or shares, as described below.

Any shares of common stock subject to an award under the Restated Plan that expires, is forfeited or cancelled, or is settled or paid in cash shall not, to the extent of such forfeiture, cancellation or cash settlement, count against the Restated Plan share reserve and become available for future awards. Any shares tendered or withheld to pay the exercise price or satisfy a tax withholding obligation in connection with any award, any shares repurchased by the Company using option exercise proceeds and any shares subject to a SAR award that are not issued in connection with the stock settlement of the SAR award on its exercise may not be used again for new grants.

Awards that may be settled solely in cash will not reduce the share reserve and will not reduce the shares authorized for grant to a participant in any calendar year. Awards granted or shares of our common stock issued under the Restated Plan upon the assumption, conversion or substitution of outstanding equity awards previously granted by an entity acquired by us or any of our affiliates (referred to as "substitute awards") will not reduce the share reserve under the Restated Plan.

Share Adjustment Provisions. In the event of certain changes in our corporate structure affecting our outstanding common stock or the value thereof, including any dividend or distribution, stock split, reverse stock split, spin-off, recapitalization, merger, reorganization, consolidation, combination or exchange of shares or similar transactions, such adjustments and other substitutes shall be made to the Restated Plan and any outstanding awards as the Committee, in its sole discretion, deems equitable or appropriate, including the number of shares available for issuance under the Plan and the number, class, kind and exercise price of any outstanding awards. The Committee may also make other adjustments in the terms and conditions of awards in recognition of unusual or nonrecurring events, including any change in the financial statements or changes in accounting principles, to prevent dilution or enlargement of the benefits available under the Restated Plan.

Forfeiture and Clawback. The Committee may provide that any award is subject to cancellation in certain circumstances, including any violation of a non-competition, non-solicitation, non-disclosure, confidentiality or non-disparagement covenant or agreement, or engaging in activity that is in conflict with or adverse to the interests of the Company, including fraud or conduct contributing to financial restatements.

Awards granted under the Restated Plan are subject to any clawback or recoupment policies in effect from time to time, including the Clawback policy revised in 2023 to comply with the NYSE listing standards described above, which applies to all awards constituting incentive-based compensation.

Types of Awards. The Restated Plan permits us to award stock options, SARs, RSU awards, restricted stock awards, other stock-based awards and any cash-based awards to eligible recipients. These types of awards are described in more detail below.

Options. Employees of our Company or any subsidiary may be granted options to purchase common stock that qualify as "incentive stock options" within the meaning of Section 422 of the Code, and any eligible recipient may be granted options to purchase common stock that do not qualify as incentive stock options, referred to as "nonqualified stock options." The per share exercise price to be paid by a participant at the time an option is exercised may not be less than 100% of the fair market value of one share of our common stock on the date of grant (or 110% for certain shareholders), unless the option is granted as a substitute award as described earlier. "Fair market value" under the Restated Plan as of any date means the average of the high and low sales prices, as reported by the NYSE, of our common stock on such date.

The total purchase price of the shares to be purchased upon exercise of an option will be paid by the participant in cash unless the Committee allows exercise payments to be made, in whole or in part, (i) by means of a broker-assisted sale and remittance program, (ii) by delivery to us (or attestation as to ownership) of shares of common stock already owned by the participant, or (iii) by a "net exercise" of the option in which a portion of the shares otherwise issuable upon exercise of the option are withheld by us.

An option will vest and become exercisable at such time, in such installments and subject to such conditions as may be determined by the Committee, and no option may have a term greater than 10 years from its date of grant. No dividends or dividend equivalents may be paid or credited with respect to shares subject to an option award.

The aggregate fair market value of shares of our common stock with respect to which incentive stock options granted to any participant may first become exercisable during any calendar year may not exceed $100,000. Any incentive stock options that become exercisable in excess of this amount will be treated as nonqualified stock options. The maximum number of shares that may be issued upon the exercise of incentive stock option awards under the Restated Plan remains 7,500,000.

Stock Appreciation Rights. A SAR award provides the right to receive a payment from us equal to the difference between (i) the fair market value as of the date of exercise of the number of shares of our common stock as to which the SAR is being exercised, and (ii) the aggregate exercise price of that number of shares. The Committee determines whether payment will be made in shares of our common stock, cash or a combination of both. The exercise price per share of a SAR award will be determined by the Committee, but may not be less than the fair market value of one share of our common stock on the date of grant. No dividends or dividend equivalents may be paid or credited with respect to shares subject to a SAR award. A SAR award may not have a term greater than 10 years from its date of grant and will be subject to such other terms and conditions, consistent with the terms of the Restated Plan, as may be determined by the Committee.

Restricted Stock. A restricted stock award is an award of our common stock that vests at such times and in such installments as may be determined by the Committee. Until it vests, the shares subject to the award are subject to restrictions on transferability and the possibility of forfeiture. The Committee may impose such restrictions or conditions to the vesting of restricted stock awards as it deems appropriate. Any dividends or distributions payable with respect to shares that are subject to the unvested portion of a restricted stock award will be subject to the same restrictions and risk of forfeiture as the shares to which such dividends or distributions relate. Participants are entitled to vote restricted shares prior to the time they vest.

Restricted Stock Unit Awards and Performance-based Restricted Stock Units. A restricted stock unit award is a right to receive the fair market value of a specified number of shares of our common stock, payable in cash, shares, or a combination of both, that vests at such times, in such installments and subject to such conditions as may be determined by the Committee, including the achievement or satisfaction of performance criteria. Until it vests, a stock unit award is subject to restrictions and the possibility of forfeiture. Stock unit awards will be subject to such terms and conditions, consistent with the other provisions of the Restated Plan, as may be determined by the Committee. The Committee may provide for the payment of dividend equivalents on stock unit awards and other stock-based awards, but any such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the underlying units or other share equivalents to which such dividend equivalents relate.

Other Stock-Based Awards. The Committee may grant awards of common stock and other awards that are denominated in, payable in, valued by reference to or otherwise related to shares of our common stock under the Restated Plan. The Committee has discretion in determining the terms and conditions of such awards.

Cash-Based Awards. The Committee may grant awards that settle in cash, shares of common stock or a combination of both. The Committee has discretion in determining the terms and conditions of such awards.

Vesting. The Plan allows for awards subject to either time-based vesting or performance-based vesting, or both. Awards that vest based solely on the satisfaction of service-based vesting conditions are subject to a minimum vesting period of one year from the date of grant, and awards whose grant or vesting is subject to performance-based vesting conditions must be subject to a performance period of at least one year. These required vesting and performance periods will not apply to (i) awards made in payment of or exchange for other compensation that is already earned and payable, (ii) termination of service due to death or disability, (iii) a change in control, (iv) substitute awards that do not reduce the vesting period of the award being replaced, and (v) awards involving an aggregate number of shares not in excess of five percent of the Restated Plan's share reserve.

Effect of Termination of Service. The Committee will determine the extent to which each award granted under the Restated Plan will vest, continue to vest and the extent to which a participant will have the right to exercise and/or settle the award in connection with a participant's termination of employment. Such provisions, which will be reflected in the related award agreement, need not be uniform among all awards and may reflect distinctions based on the reasons for termination. The Restated Plan sets forth certain default provision that may be modified in an award agreement. The terms of awards recently granted and outstanding under the Plan that apply in the event of a termination of service are described above under "Certain Terms of Equity Awards" following the Grants of Plan-Based Awards – Fiscal Year 2022 table. The Committee currently expects that awards granted under the Restated Plan will have the same or similar terms.

Transferability of Awards. In general, no right or interest in any award under the Restated Plan may be assigned, transferred, exchanged or encumbered by a participant, voluntarily or involuntarily, except by will or the laws of descent and distribution. However, the Committee may provide that an award (other than an incentive stock option) may be transferable, with the prior consent of the Committee, by gift to a participant's family member or legal entity set up for the benefit of such family member. Any permitted transferee of such an award will remain subject to all the terms and conditions of the award applicable to the participant.

Change in Control. The Restated Plan sets forth default provisions for the treatment of awards that will apply in the event of a change in control unless the Committee provides otherwise prior to the change in control, including in an award agreement. Under the default provisions, in the event of a change in control of the Company in which the outstanding awards are not assumed or replaced, the vesting of such awards shall accelerate and all restrictions shall lapse immediately prior to the change in control and any option or SAR shall immediately become exercisable and any other award shall be settled as soon as practicable. If outstanding awards are assumed or replaced, the awards shall continue in accordance with their terms and vesting shall not be accelerated unless the participant's service is terminated involuntarily without cause or voluntarily for good reason within two years following the change in control, in which the vesting of awards shall be accelerated as provided in the Restated Plan. In the case of the acceleration of vesting of any performance-based award, the level of performance shall be based on actual achievement if the performance period has been completed or, if not, based on the target level of achievement.

Effective Date and Term. The Restated Plan will become effective on the date it is approved by the Company's shareholders. Unless terminated earlier, the Restated Plan will terminate on the tenth anniversary of the effective date, subject to the right of the Board to terminate the Restated Plan at any time. Awards outstanding under the Restated Plan at the time it is terminated will continue in accordance with their terms and the terms of the Restated Plan unless otherwise provided in the applicable agreements.

Amendment of the Plan. The Board may amend the Restated Plan from time to time; however, no amendment shall be effective until approved by shareholders if such approval is required by the rules of the NYSE. No termination or amendment of the Restated Plan may adversely affect any outstanding award without the consent of the affected participant, except in limited circumstances where such amendment is required by law.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to the Company and to participants subject to U.S. taxation with respect to awards granted under the Restated Plan, based on current statutes, regulations and interpretations.

Non-qualified Stock Options. If a participant is granted a non-qualified stock option under the Restated Plan, the participant will not recognize taxable income upon the grant of the option. Generally, the participant will recognize ordinary income at the time of exercise in an amount equal to the difference between the fair market value of the shares acquired at the time of exercise and the exercise price paid. The participant's basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the option was exercised. Any subsequent gain or loss will be taxable as a capital gain or loss. The Company will generally be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes as ordinary income.

Incentive Stock Options. If a participant is granted an incentive stock option under the Restated Plan, the participant will not recognize taxable income upon grant of the option. Additionally, if applicable holding period requirements (a minimum of two years from the date of grant and one year from the date of exercise) are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares acquired at the time of exercise over the aggregate exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If shares acquired upon exercise of an incentive stock option are held for the holding period described above, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. Except in the event of death, if the holding period requirements are not met, the incentive stock option will be treated as one that does not meet the requirements of the Code for incentive stock options and the tax consequences described for nonqualified stock options will generally apply.

Restricted Stock. An award of restricted stock results in income recognition by a participant in an amount equal to the fair market value of the shares received at the time the restrictions lapse and the shares vest, unless the participant elects under Code Section 83(b) to accelerate income recognition and the taxability of the award to the date of grant.

Other Awards. The current federal income tax consequences of other awards authorized under the Restated Plan generally follow certain basic patterns. Stock unit awards generally result in income recognition by a participant at the time payment of such an award is made in an amount equal to the amount paid in cash or the then-current fair market value of the shares received, as applicable. SAR awards result in income recognition by a participant at the time such an award is exercised in an amount equal to the amount paid in cash or the then-current fair market value of the shares received by the participant, as applicable. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Section 162(m) of the Code with respect to covered employees.

Section 409A of the Code. The foregoing discussion of tax consequences of awards under the Restated Plan assumes that the award discussed is either not considered a "deferred compensation arrangement" subject to Section 409A of the Code or has been structured to comply with its requirements. If an award is considered a deferred compensation arrangement subject to Section 409A but fails to comply, in operation or form, with the requirements of Section 409A, the affected participant would generally be required to include in income when the award vests the amount deemed "deferred," would be required to pay an additional 20% income tax on such amount and would be required to pay interest on the tax that would have been paid but for the deferral.

Awards Under the Restated Plan

The Committee has not yet approved any awards under, or subject to, the Restated Plan. In addition, because all awards under the Restated Plan are discretionary with the Committee, neither the number nor types of future awards to be received by or allocated to particular participants or groups of participants is presently known. However, information on how equity awards under the Plan have been granted in recent years to our NEOs is available in the Grants of Plan-Based Awards - Fiscal 2023 table and the Outstanding Equity Awards at 2023 Fiscal Year-End table above and information on how awards under the Plan are granted to non-employee directors is available in the Non-Employee Director Compensation section above.

> **The Board of Directors unanimously recommends a vote "FOR" Proposal 4 to approve the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates**

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Proposal 5:
Shareholder Proposal Regarding Excessive Severance Pay

John Chevedden, whose address is 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, has requested that the following proposal be included in this Proxy Statement and has indicated that he intends to present such proposal at the annual meeting. Mr. Chevedden has submitted documentation indicating that he held 114 shares of our common stock and has held such shares for at least three years and has advised the Company that he intends to continue to hold the requisite amount of shares through the date of the 2024 annual meeting. Mr. Chevedden's proposal and his related supporting statement are followed by a recommendation from the Board. The Board disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the shareholder.

Proposal 5 – Shareholder Opportunity to Vote on Excessive Golden Parachutes



Shareholders request that the Board adopt a policy to seek shareholder approval of senior managers' new or renewed pay package that provides for golden parachute payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. This proposal only applies to Named Executive Officers. The topic of this proposal received more than 50% support at Resideo Technologies in 2023.

Golden parachute payments include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval at an annual meeting after material terms are agreed upon.

Generous performance-based pay can sometimes be justified but shareholder ratification of golden parachutes better aligns management pay with shareholder interests.

This proposal is relevant even if there are current golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably high golden parachutes.

This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent or discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that extra large golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because the annual say on executive pay vote does not have a separate section for approving or rejecting golden parachutes.

The topic of this proposal received more than 50% support at Resideo Technologies in 2023 and between 51% and 65% support at:

FedEx
Spirit AeroSystems
Alaska Air
Fiserv

Please vote yes:
Shareholder Opportunity to Vote on Excessive Golden Parachutes – Proposal 5

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Statement of the Board of Directors in Opposition to Proposal 5

Our Board has carefully considered this proposal and, for the reasons set forth below, does not believe it is in the best interests of the Company and our shareholders:

- We recently adopted the Resideo Technologies, Inc. Executive Officer Cash Severance Policy in March 2024, which limits cash severance payments for executive officers to 2.99 times annual base salary plus annual incentive compensation, as described below.

- Our severance benefits are market aligned.

- Our Board needs flexibility to design compensation programs to attract, retain and motivate talented executives.

- Our shareholders already have the opportunity to express their approval of Resideo's severance benefits during the annual advisory vote on executive compensation, so the proposal is unnecessary.

In March 2024, in direct response to shareholder feedback received in connection with our 2023 annual meeting, the Compensation and Human Capital Management Committee adopted a cash severance policy that limits cash severance payments for executive officers under new or modified arrangements to 2.99 times annual base salary plus annual incentive compensation.

As further described in the "Shareholder Engagement" section of this Proxy Statement, we engaged with our shareholders in connection with the 2023 annual meeting, and we conducted outreach to our largest shareholders in late 2023, reaching out to 20 of our largest shareholders, representing approximately 70% of our outstanding shares. During these discussions, our shareholders offered us valuable insights on a variety of topics, including, in some cases, executive severance arrangements, primarily expressing a focus around reasonable limitations on cash severance.

In direct response to shareholder feedback, the Compensation and Human Capital Management Committee adopted the Resideo Technologies Executive Officer Cash Severance Policy (the "Cash Severance Policy") in March 2024. The Cash Severance Policy provides that the Company will not enter into any new severance arrangement (or an amendment to an existing arrangement that increases the cash severance benefits payable thereunder) that provides for the payment of cash severance benefits to an executive officer exceeding 2.99 times the sum of the executive officer's annual base salary plus annual incentive compensation, without seeking advisory shareholder ratification of the arrangement.

The Cash Severance Policy clearly defines the term used therein to reduce uncertainty regarding the application of the policy and allows certain reasonable exclusions to the types of compensation subject to the policy. A copy of the Cash Severance Policy is available at investor.resideo.com.

Our severance plan provides benefits that are aligned with current market practices.

The Resideo Technologies, Inc. Severance Plan for Designated Officers (the "Severance Plan") was established by the Compensation and Human Capital Management Committee in 2018, has been periodically reviewed and benchmarked against the severance practices of companies in our approved compensation peer group and is described above. Benefits provided under the Severance Plan are conditioned upon the executive executing a full release of claims, and the right to benefits will be forfeited if the executive engages in certain activities that are detrimental to the Company's interests.

We provide accelerated vesting of equity awards in the limited situations of death, disability, or, in the event of a change in control of the Company, when an executive's termination is involuntary and without cause or for good reason ("double trigger"), consistent with market practice. We also provide acceleration of vesting, but only as to a pro-rated portion of the award to reflect the period of service prior to termination, in the event of an involuntary termination without cause. We provide continued vesting of RSU awards and stock options in the event of qualifying retirement, and we pro-rate PSUs based on actual performance at the end of the performance period, if the executive provides at least six months' prior notice that he or she is considering retirement and agrees to certain post-employment covenants. The Compensation and Human Capital Management Committee has, from time to time, provided severance benefits or post-termination vesting that deviate modestly from those otherwise set forth in the Severance Plan and equity awards and has done so in a manner tailored to the circumstances. Any such benefits to the NEOs have been fully disclosed.

This proposal's inclusion of long-term equity awards in the calculation of the proposed limit on severance benefits is out of sync with market practices and inconsistent with our shareholder-aligned use of equity compensation.

We believe the most substantive difference between our Cash Severance Policy and the policy requested by this proposal is that the shareholder proposal would apply not only to cash payments, but also the value of outstanding equity awards that accelerate upon a termination event. Our equity awards are subject to limited provisions for accelerated or continued vesting, which are considered to be appropriate by the Compensation and Human Capital Management Committee and consistent with market practices. These provisions reward service and facilitate a smooth transition, along with providing a means to incentivize compliance with post-termination covenants, in the case of an involuntary termination without cause or qualifying retirements. In the event of a change of control of the Company, these provisions are designed to incentivize our executive officers to remain with the Company and maximize value for our shareholders. By including the value of outstanding equity awards in the severance multiple, the Board believes that this proposal would effectively prevent or limit the use of long-term equity in compensation plans. This would directly conflict with the objective of aligning shareholder and executive interests. Equity awards, including performance-based equity awards, represent a significant portion of the total target direct compensation for our executive officers to encourage stock ownership and long-term growth aligned with shareholder value creation.

Under this proposal, severance arrangements that include accelerated vesting of equity awards would be subject to a shareholder vote and, even if the arrangement could be ratified by shareholders after the Company has agreed on materials terms with an executive as the proposal suggests, the possibility of shareholders disapproving of the severance arrangement may deter talented candidates who may be unwilling to tolerate the accompanying uncertainty or publicity. We believe that the Compensation and Human Capital Management Committee is best positioned to oversee the design and structure of our compensation program to address our needs as a company. As such, shareholder interests are best protected by providing flexibility to the Compensation and Human Capital Management Committee to assess the needs of the Company, the competition for talent and other relevant factors in making decisions regarding benefits for executives — all within a clearly defined set of principles.

This proposal is unnecessary because our shareholders already have the opportunity to express their approval of our severance programs and policies annually.

Our existing plans and policies governing severance for executive officers are fully described in our proxy statement each year under the "Potential Payments Upon Termination or Change in Control" section, and as such, our shareholders have the opportunity to address those practices through our annual advisory vote on executive compensation. In addition, in the event of any merger, acquisition or other similar event, our shareholders would have a further opportunity to express their views on any compensation paid to our NEOs in connection with such a transaction. This proposal's request for a shareholder vote on a specific component of the Company's executive compensation program is duplicative of these opportunities, would be expensive and time consuming, and goes beyond what is already required by SEC and NYSE rules. As a result, this proposal is unnecessary.

In summary, our Board believes that adoption of this shareholder proposal, particularly in light of our recently adopted Cash Severance Policy, is unnecessary and not in the best interests of the Company or our shareholders.

> **For the reasons stated above, our Board of Directors unanimously recommends a vote "AGAINST" this Shareholder Proposal.**

resideo

Questions and Answers
About the Annual Meeting and Voting

1. **Who is entitled to vote and how many votes do I have?**

   If you were a holder of record of Resideo common stock at the close of business on the record date, April 8, 2024, you are eligible to vote at the annual meeting. For each matter presented for vote, you have one vote for each share you own.

2. **What is the difference between holding shares as a shareholder of record, a registered shareholder and a beneficial owner of shares?**

   Shareholder of Record or Registered Shareholder. If your shares of common stock are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc. you are considered a "shareholder of record" or a "registered shareholder" of those shares.

   Beneficial Owner of Shares. If your shares are held in an account at a bank, brokerage firm or other similar organization, then you are a beneficial owner of shares held in "street name." In that case, you will have received these proxy materials from the bank, brokerage firm or other similar organization holding your account and, as a beneficial owner, you have the right to direct your bank, brokerage firm or similar organization as to how to vote the shares held in your account.

3. **How do I vote if I am a shareholder of record?**

   By Internet. You may vote your shares by internet at www.proxyvote.com.

   By Telephone. All shareholders of record can vote by touchtone telephone within the U.S., U.S. territories and Canada by calling 1-800-690-6903. The telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to vote their shares and to confirm that their instructions have been recorded properly.

   By Written Proxy. All shareholders of record can also vote by written proxy card. If you are a shareholder of record and receive a Notice of Internet Availability of Proxy Materials ("Notice") received or requested from us, you may request a written proxy card by following the instructions included in the Notice. If you sign and return your proxy card but do not mark any selections giving specific voting instructions, your shares represented by that proxy will be voted as recommended by the Board.

   Via the Virtual Meeting Website. You may vote your shares live at the virtual annual meeting. Even if you plan to attend and participate in our virtual annual meeting via www.virtualshareholdermeeting.com/REZI2024, we encourage you to vote by internet at www.proxyvote.com or by calling 1-800-690-6903, or by returning a proxy card. This will ensure that your vote will be counted if you are unable to, or later decide not to, participate in the virtual annual meeting. Whether you are a shareholder of record or hold your shares in street name, you may vote online at the virtual annual meeting. You will need to enter the 16-digit control number provided in your proxy materials to vote your shares at the virtual annual meeting. See Question 5 for further details on accessing and voting at the virtual annual meeting.

   Unless you vote live at the virtual annual meeting, we must receive your vote by 11:59 p.m., Eastern Daylight Time, on June 4, 2024, the day before the virtual annual meeting, for your vote by proxy to be counted.

   Whether or not you plan to attend the virtual annual meeting, we encourage you to vote by proxy as soon as possible. Your shares will be voted in accordance with your instructions.

4. **How do I vote if I am a beneficial owner of shares?**

   As a beneficial owner, you have the right to direct your broker, bank or other similar organization on how to vote via the internet or by telephone if the broker, bank or other similar organization offers these options or by signing and returning a voting instruction form. Your broker, bank or other similar organization will send you instructions for voting your shares.

Your broker is not permitted to vote on your behalf on "non-routine" matters unless you provide specific instructions by completing and returning the voting instruction form from your broker, bank or other similar organization or by following the instructions provided to you for voting your shares via telephone or the internet. A "broker non-vote" occurs when a broker submits a proxy for the meeting with respect to a "routine" matter but does not have the authority to vote on non-routine matters because the beneficial owner did not provide voting instructions on those matters. Under NYSE rules, the proposal to ratify the appointment of independent auditors (Proposal 3) is considered a routine item. This means that brokerage firms may vote in their discretion on behalf of clients (beneficial owners) who have not furnished voting instructions at least 15 days before the date of the annual meeting. In contrast, all of the other proposals set forth in this Proxy Statement are "non-routine" items. Brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals.

5. How do I attend the virtual annual meeting?

The annual meeting will be completely virtual, and shareholders will be able to access the meeting live by visiting www.virtualshareholdermeeting.com/REZI2024. We are utilizing the virtual meeting format to enhance shareholder access and encourage participation and communication with our management.

We believe a virtual-only meeting provides expanded access, improved communication and cost savings for our shareholders. A virtual meeting will enable increased attendance because shareholders around the world will be able to attend and listen to the annual meeting live, submit questions and vote their shares electronically, at no cost.

Participating in the Virtual Annual Meeting.

- Instructions on how to attend the virtual annual meeting are posted at www.virtualshareholdermeeting.com/ REZI2024

- Shareholders will need to use the 16-digit control number provided in their proxy materials to attend the virtual annual meeting and listen live at www.virtualshareholdermeeting.com/REZI2024.

- Shareholders of record and beneficial owners as of the record date may vote their shares electronically live during the virtual annual meeting.

- Shareholders with questions regarding how to attend and participate in the virtual meeting should visit the virtual annual meeting site at www.virtualshareholdermeeting.com/REZI2024 for further instructions.

- Shareholders encountering any difficulties accessing the virtual meeting during the check-in or meeting time can call 800-586-1548 (U.S.) or 303-562-9288 (International).

Additional Information about the Virtual Annual Meeting.

- Shareholders may submit questions during the live meeting at www.virtualshareholdermeeting.com/ REZI2024 or in advance of the meeting at www.proxyvote.com.

- Management will answer questions on any matters on the agenda before voting is closed.

- During the live Q&A session of the meeting, management will answer appropriate questions as they come in and address those asked in advance, as time permits.

- In order to allow us to answer questions from as many shareholders as possible, we limit each shareholder to one question.

- If there are matters of individual concern to a shareholder and not of general concern to all shareholders or not otherwise related to the meeting agenda, or if a question posed was not otherwise answered, shareholders can contact Investor Relations after the meeting at InvestorRelations@resideo.com.

- The Q&A session will be posted to our Investor Relations website investor.resideo.com as soon as practicable following the conclusion of the virtual annual meeting.

- Although the live virtual meeting is available only to shareholders at the time of the meeting, a replay of the meeting will be made publicly available on our Investor Relations website at investor.resideo.com after the meeting concludes.

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6. **What constitutes a "quorum" for the meeting?**

A quorum is a majority of the outstanding shares that are entitled to vote as of the record date present at the meeting or represented by proxy. A quorum is necessary to conduct business at the annual meeting. Your shares will be counted as present at the annual meeting if you have properly voted by proxy. Abstentions and broker non-votes count as present at the meeting for purposes of determining a quorum. If you vote to abstain on one or more proposals, your shares will be counted as present for purposes of determining the presence of a quorum.

7. **What is the voting requirement to approve each of the proposals, and how are votes counted?**

At the close of business on April 8, 2024, the record date for the meeting, Resideo had 146,015,214 outstanding shares of common stock. Each share of common stock outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on.

Resideo is incorporated in the State of Delaware. As a result, the Delaware General Corporation Law (the "DGCL") and the NYSE listing standards govern the voting standards applicable to actions taken by our shareholders. Under our By-Laws, when a quorum is present, in all matters other than the election of directors and frequency of future advisory votes approving the compensation of our NEOs, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the Company's shareholders. Under the DGCL and our By-Laws, shares that abstain constitute shares that are present and entitled to vote. Shares abstaining have the practical effect of being voted "against" the matter, other than in the election of directors.

With respect to the election of directors, Proposal 1, in order to be elected, each nominee must receive the affirmative vote of a majority of the votes cast at the meeting in respect of his or her election. Broker non-votes and abstentions will have no impact, as they are not counted as votes cast for this purpose.

A description of the voting requirements and related effect of abstentions and broker non-votes on each item for shareholder proposal is as follows:

	VOTING OPTIONS	BOARD RECOMMENDATION	VOTE REQUIRED TO ADOPT THE PROPOSAL	EFFECT OF ABSTENTIONS AND BROKER NON-VOTES
Proposal 1—Election of Directors	For, Against or Abstain on each nominee	FOR each nominee	Majority of votes cast for such nominee	None.
Proposal 2—Advisory Vote to Approve Executive Compensation	For, Against or Abstain	FOR	Majority of shares represented at the annual meeting and entitled to vote	Abstentions are treated as votes against. Broker non-votes have no effect.
Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm	For, Against or Abstain	FOR	Majority of shares represented at the annual meeting and entitled to vote	Abstentions are treated as votes against. Brokers have discretion to vote on this item.
Proposal 4—Approval of the Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates	For, Against or Abstain	FOR	Majority of shares represented at the annual meeting and entitled to vote	Abstentions are treated as votes against. Broker non-votes have no effect.
Proposal 5—Shareholder Proposal Regarding Excessive Severance Pay	For, Against or Abstain	AGAINST	Majority of shares represented at the annual meeting and entitled to vote	Abstentions are treated as votes against. Broker non-votes have no effect.

8. Can I change my vote?

There are several ways in which you may revoke your proxy or change your voting instructions before the time of voting at the meeting (please note that, in order to be counted, the revocation or change must be received by 11:59 p.m. EDT on June 4, 2024):

- Vote again by telephone or at www.proxyvote.com;

- Transmit a revised proxy card or voting instruction form that is dated later than the prior one;

- Shareholders of record and beneficial owners may vote electronically at the virtual annual meeting; or

- Shareholders of record may notify Resideo's Corporate Secretary in writing that a prior proxy is revoked.

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The latest-dated, timely, properly completed proxy that you submit, whether by mail, telephone or the internet, will count as your vote. If a vote has been recorded for your shares and you subsequently submit a proxy card that is not properly signed and dated, then the previously recorded vote will stand.

9. **Is my vote confidential?**

Yes. Proxy cards, ballots and voting tabulations that identify shareholders are kept confidential except:

- As necessary to meet applicable legal requirements and to assert or defend claims for or against the Company;

- In the case of a contested proxy solicitation;

- If a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to management; or

- To allow the independent judge of election to certify the results of the vote.

Broadridge, the independent proxy tabulator used by Resideo, counts the votes and acts as the inspector of elections for the meeting.

10. **How will the voting results be disclosed?**

We will announce preliminary voting results at the virtual annual meeting and publish them on our website www.resideo.com. Voting results will also be disclosed on a Form 8-K filed with the SEC within four business days after the annual meeting, which will be available on our website.

11. **What does it mean if I receive more than one Notice?**

If you are a shareholder of record, you will receive one Notice (or if you are an employee with a Resideo email address, an email proxy form) for all shares of common stock held in or credited to your accounts as of the record date, if the account names are exactly the same. If your shares are registered differently and are in more than one account, you will receive more than one Notice or email proxy form, and in that case, you can and are urged to vote all of your shares, which will require you to vote more than once.

12. **What is "householding"?**

Shareholders of record who have the same last name and address and who request paper copies of the proxy materials will receive only one copy unless one or more of them notifies us that they wish to receive individual copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

We will deliver promptly upon written or oral request a separate copy of the 2023 Annual Report and Proxy Statement or Notice of Internet Availability of Proxy Materials, as applicable, to a security holder at a shared address to which a single copy of the document was delivered. Please go to www.proxyvote.com to request a copy.

Shareholders of record may request to begin or to discontinue householding in the future by contacting Broadridge, either by calling (866) 540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Shareholders owning their shares through a bank, brokerage firm or other similar organization may request to begin or to discontinue householding by contacting their bank, brokerage firm or other similar organization.

13. **Who pays for the solicitation of proxies?**

Resideo is making this solicitation and will pay the cost of soliciting proxies. Proxies will be solicited on behalf of the Board of Directors by mail, telephone other electronic means. We have retained Innisfree M&A Inc., 501 Madison Avenue, New York, NY 10022, to assist with the solicitation for an estimated fee of $12,500, plus expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their votes. Our employees may also solicit proxies for no additional compensation.

14. How do I comment on Company business?

You will have the opportunity to comment when you vote using the internet or you may write any comments on the proxy card if you vote by mailing a proxy card. You may also send your comments to us at Resideo Technologies, Inc., 16100 N 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Investor Relations. Although it is not possible to respond to each shareholder, your comments are appreciated and help us to understand your concerns.

15. When are the 2025 shareholder proposals due?

To be considered for inclusion in the Company's 2025 Proxy Statement, shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received in writing at our principal executive offices no later than December 24, 2024. Address all shareholder proposals to Resideo Technologies, Inc., 16100 N 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. For any proposal that is not submitted for inclusion in next year's Proxy Statement, but is instead sought to be presented directly at the 2025 annual meeting, notice of intention to present the proposal, including all information required to be provided by the shareholder in accordance with the Company's By-Laws, must be received in writing at our principal executive offices by March 7, 2025, and no earlier than February 5, 2025. Address all notices of intention to present proposals at the 2025 annual meeting to Resideo Technologies, Inc., 16100 N 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. For information on nominating directors for the 2025 annual meeting, please see the information above under "Advance Notice Director Nominations" on page 29 and "Proxy Access Director Nominations" on page 29.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 7, 2025.

16. How may I obtain a copy of Resideo's 2023 Annual Report on Form 10-K and proxy materials?

If you would like to receive paper or e-mail copies of our 2023 Annual Report and the Proxy Statement, free of charge, you may request them by internet at www.proxyvote.com, by telephone at 1-800-579-1639 or by e-mail at sendmaterial@proxyvote.com. You will need your 16-digit control number provided in your proxy materials to request paper copies. Requests for materials relating to the 2024 annual meeting may be made by calling 1-800-579-1639, and must be made by May 23, 2024 to facilitate timely delivery. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, are available free of charge on our Investor Relations website at investor.resideo.com.

17. How do I contact the Company or the Board of Directors?

Our Investor Relations department is the primary point of contact for shareholder interaction with Resideo. Shareholders can contact our Investor Relations department by email at InvestorRelations@resideo.com, by phone at 512-726-3500, or by writing to Resideo Technologies, Inc., 16100 N 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Investor Relations.

Shareholders, as well as other interested parties, may communicate directly with the Chairman of the Board, the non-employee directors as a group, or individual directors by writing to Resideo Technologies, Inc., 16100 N 71st St., Suite 550, Scottsdale, AZ 85254, Attention: Corporate Secretary. Our Corporate Secretary reviews and promptly forwards communications to the directors as appropriate. Communication involving substantive accounting or auditing matters are forwarded to the Chair of the Audit Committee. Certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded such as junk mail and mass mailings; product complaints and product inquiries; new product or technology suggestions; job inquiries and resumes; advertisements or solicitations; surveys; spam and overly hostile, threatening, potentially illegal or similarly unsuitable communications.

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18. Can other business in addition to the items listed on the agenda be transacted at the meeting?

The Company knows of no other business to be presented for consideration at the meeting. If other matters are properly presented at the meeting, the persons designated as authorized proxies on your proxy card may vote on such matters at their discretion.

By Order of the Board of Directors,



Jeannine Lane
Executive Vice President, General Counsel and Corporate Secretary
April 23, 2024

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AMENDED AND RESTATED 2018 STOCK INCENTIVE PLAN
OF
RESIDEO TECHNOLOGIES, INC. AND ITS AFFILIATES

ARTICLE I
ESTABLISHMENT AND PURPOSE

1.1 ***Purpose***. The purpose of this Amended and Restated 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates (as amended and restated, the "Plan") is to enable the Company to achieve superior financial performance, as reflected in the performance of its Common Stock and other key financial or operating indicators by (a) providing incentives and rewards to certain Employees and Other Service Providers who are in a position to contribute materially to the success and long-term objectives of the Company, (b) aiding in the recruitment and retention of Employees and Other Service Providers of exceptional ability, (c) providing Employees and Other Service Providers an opportunity to acquire or expand equity interests in the Company, and (d) promoting the growth and success of the Company's business by aligning the financial interests of Employees and Other Service Providers with that of the other stockholders of the Company. Towards these objectives, the Plan provides for the grant of Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock, Other Stock-Based Awards and Cash-Based Awards.

1.2 ***Original Plan; Effective Date***. The original 2018 Stock Incentive Plan of Resideo Technologies, Inc. and its Affiliates (the "Original Plan") was effective as of the effective date of the Company's Registration Statement on Form 10 filed with the Securities and Exchange Commission in connection with the distribution of its Shares by Honeywell International Inc. (the "Effective Date"). The Board has from time to time adopted amendments and restatements of the Plan, including an amendment restatement adopted on December 21, 2018 (the "Initial Restatement Date) and April 12, 2023 (the "Second Restatement Date"). The Board adopted this further amendment and restatement of the Plan on April 15, 2024, subject to stockholder approval, which date of stockholder approval is referred to as the "Restatement Date." References contained herein to the "Plan" shall refer to the Original Plan, as amended and restated hereby, effective the Restatement Date.

ARTICLE II
DEFINITIONS

For purposes of the Plan, the following terms have the following meanings:

2.1 **"1933 Act"** means the Securities Act of 1933, as amended, and the regulations and interpretations thereunder.

2.2 ***"Affiliate"*** means (a) any subsidiary of the Company of which at least 50 percent of the aggregate outstanding voting common stock or capital stock is owned directly or indirectly by the Company, (b) any other parent of a subsidiary described in clause (a), or (c) any other entity in which the Company has a substantial ownership interest and which has been designated as an Affiliate by the Committee in its sole discretion.

2.3 ***"Award"*** means any form of incentive or performance award granted under the Plan, whether singly or in combination, to a Participant by the Committee pursuant to any terms and conditions that the Committee may establish and set forth in the applicable Award Agreement. Awards granted under the Plan may consist of: (a) "Stock Options" awarded pursuant to Section 4.3; (b) "Stock Appreciation Rights" awarded pursuant to Section 4.3; (c) "Restricted Stock Units" awarded pursuant to Section 4.4; (d) "Restricted Stock" awarded pursuant to Section 4.4; (e) "Other Stock-Based Awards" awarded pursuant to Section 4.5; and (f) "Cash-Based Awards" awarded pursuant to Section 4.6.

2.4 ***"Award Agreement"*** means the document issued, either in writing or an electronic medium, to a Participant evidencing the grant of an Award and that sets out the terms and conditions of such Award.

2.5 ***"Board"*** means the Board of Directors of the Company.

2.6 **"Cash-Based Award"** means an award issued pursuant to Section 4.6.

2.7 *"Cause"* has the meaning assigned to such term in any severance plan of the Company or an Affiliate, in each case, that is applicable to such Participant as of immediately prior to the Termination of Service; *provided*, that if no such agreement exists, or if such term is not defined in such agreement, "Cause" means any of the following: (i) clear evidence of a significant violation of the Company's Code of Business Conduct; (ii) a fraud committed against the Company; (iii) the misappropriation, embezzlement or reckless or willful destruction of Company property; (iv) the willful failure to perform, or gross negligence in the performance of, duties; (v) the conviction (treating a nolo contendere plea as a conviction) of a felony (whether or not any right to appeal has been or may be exercised); (vi) the knowing falsification of any records or documents of the Company; (vii) a significant breach of any statutory or common law duty of loyalty to the Company; (viii) intentional and improper conduct significantly prejudicial to the business of the Company; (ix) the failure to cooperate fully in a Company investigation or the failure to be fully truthful when providing evidence or testimony in such investigation; or (x) the violation of Company rules and policies that, based on a single occurrence, might not meet the significance thresholds of (i), (vii) or (viii) above, but that shall, for purposes of such significance thresholds, be deemed to constitute a violation thereof in the event any such violation occurs more than once. Cause shall be determined by the Committee for Reporting Persons or by the Company for all other Participants, in its sole and absolute discretion.

2.8 *"Change in Control"* means (a) any one person, or more than one person acting as a group (as defined under U.S. Department of Treasury Regulation ("Treasury Regulation") § 1.409A-3(i)(5)(v)(B)) acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company; or (b) any one person, or more than one person acting as a group (as defined under Treasury Regulation § 1.409A-3(i)(5)(v)(B)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 30 percent or more of the total voting power of the stock of the Company; or (c) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or (d) any one person, or more than one person acting as a group (as defined in Treasury Regulation § 1.409A-3(i)(5)(v)(B)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company and its subsidiaries on a consolidated basis that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company and its subsidiaries on a consolidated basis immediately before such acquisition or acquisitions. For purposes of clause (d), "gross fair market value" means the value of the assets of the Company and its subsidiaries on a consolidated basis, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. The foregoing clauses (a) through (d) shall be interpreted in a manner that is consistent with the Treasury Regulations promulgated pursuant to Section 409A of the Code so that all, and only, such transactions or events that could qualify as a "change in control event" within the meaning of Treasury Regulation § 1.409A-3(i)(5)(i) shall be deemed to be a Change in Control for purposes of this Plan.

2.9 *"Code"* means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

2.10 *"Committee"* means the compensation committee of the Board or any successor committee or subcommittee of the Board or other committee or subcommittee designated by the Board, which committee or subcommittee is comprised solely of two or more persons who are Non-Employee Directors within the meaning of Rule 16b-3(b)(3) under the Exchange Act.

2.11 *"Common Stock"* means the common stock of the Company.

2.12 *"Company"* means Resideo Technologies, Inc. and its successors.

2.13 *"Disabled"* and *"Disability,"* with respect to a Participant, have the meanings assigned to such terms under the long-term disability plan maintained by the Company or an Affiliate in which such Participant is covered at the time the determination is made, and if there is no such plan, mean the permanent inability as a result of accident or sickness to perform any and every duty pertaining to such Participant's occupation or employment for which the Participant is suited by reason of the Participant's previous training, education and experience; *provided*, that, to the extent an Award subject to Section 409A of the Code shall become payable upon a Participant's Disability, a Disability shall not be deemed to have occurred for such purposes unless the circumstances would also result in a "disability" within the meaning of Section 409A of the Code, unless otherwise provided in an Award Agreement.

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2.14 ***"Dividend Equivalent"*** means an Award entitling the grantee to an amount equal to the cash dividend or the Fair Market Value of the stock dividend that would be paid on each Share underlying an Award if the Share were duly issued and outstanding on the date on which the dividend is payable.

2.15 ***"Employee"*** means any individual who performs services as an employee of the Company or an Affiliate.

2.16 ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended, and the regulations and interpretations thereunder.

2.17 ***"Executive Level Employee"*** means any individual who is designated as an officer of the Company by the Board, whether or not that individual is in a direct reporting relationship to the Company's Chief Executive Officer.

2.18 ***"Exercise Price"*** means the price of a Share, as fixed by the Committee, that may be purchased under a Stock Option or with respect to which the amount of any payment pursuant to a Stock Appreciation Right is determined.

2.19 ***"Fair Market Value"*** means, except as otherwise provided in the applicable Award Agreement, (a) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee and (b) with respect to Shares, as of any date, (i) the average (mean) of the highest and lowest sales prices of a Share, as reported on the New York Stock Exchange (or any other reporting system selected by the Committee, in its sole discretion) on the date as of which the determination is being made or, if no sale of Shares is reported on this date, on the most recent preceding day on which there were sales of Shares reported or (ii) in the event there shall be no public market for the Shares on such date, the fair market value of the Shares as determined in good faith by the Committee.

2.20 ***"Good Reason"*** has the meaning assigned to such term in any written individual agreement between the Company or an Affiliate and the Participant in which such term is defined and in the absence of any such written agreement, has the meaning assigned to such term in any severance plan of the Company or an Affiliate, in each case, that is applicable to such Participant, in each case, as of immediately prior to the Change in Control (but assuming that a Change in Control has occurred for purposes of such agreement or plan); *provided*, that if no such agreement exists, or if such term is not defined in such agreement, "Good Reason" means, without the Participant's consent, (a) a material reduction in the Participant's base salary and, as to a Participant who is an Executive Level Employee, annual target bonus in effect immediately prior to the Change in Control (other than a reduction that is generally applicable to all salaried and non-union hourly employees of the Company); (b) the permanent elimination of the Participant's position, not including a transfer pursuant to the sale of a facility or line of business, *provided* the Participant is offered substantially comparable employment with the successor employer; (c) in the case of a Participant who is an Executive Level Employee, a material adverse change to the Participant's position, function, responsibilities or reporting level, or in the standard of performance required of the Participant, as determined immediately prior to a Change in Control; (d) a material change in the geographic location at which the Participant must perform his or her services from the location the Participant was required to perform such services immediately prior to a Change in Control; or (e) an action by the Company that under applicable law constitutes constructive discharge. Notwithstanding the foregoing, Good Reason shall not be deemed to have occurred unless the Participant provides written notice to the Company identifying the event or omission constituting the reason for a Good Reason termination within ninety (90) days following the first occurrence of such event or omission. Within thirty (30) days after such notice has been provided to the Company, the Company shall have the opportunity, but shall have no obligation, to cure such event or conditions that give rise to a Good Reason termination. If the Company fails to cure the events or conditions giving rise to a Participant's Good Reason termination by the end of the thirty (30) day cure period, the Participant's employment shall be terminated effective as of the expiration of such thirty (30) day cure period unless the Participant has withdrawn such Good Reason termination notice.

2.21 ***"Incentive Stock Option"*** means a Stock Option granted under Section 4.3 of the Plan that meets the requirements of Section 422 of the Code and is designated in the Award Agreement to be an Incentive Stock Option.

2.22 **_"Non-Employee Director"_** means any member of the Board, elected or appointed, who is not an Employee. An individual who is elected to the Board at a meeting of the stockholders of the Company shall be deemed to be a member of the Board as of the date of the meeting.

2.23 **_"Nonqualified Stock Option"_** means any Stock Option granted under Section 4.3 of the Plan that is not an Incentive Stock Option.

2.24 **_"Other Service Provider"_** means an individual providing services to the Company as an independent contractor or consultant and who is not an Employee or a Non-Employee Director.

2.25 **"_Other Stock-Based Award_"** means an Award granted under Section 4.5 and denominated in Shares.

2.26 **"_Participant_"** means an Employee or Other Service Provider who has been granted an Award under the Plan.

2.27 **_"Reporting Person"_** means an Employee who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

2.28 **_"Restricted Stock"_** means Shares issued pursuant to Section 4.4 that are subject to any restrictions that the Committee, in its discretion, may impose.

2.29 **_"Restricted Stock Unit"_** means a right granted under Section 4.4 to acquire Shares or an equivalent amount in cash that is subject to any restrictions that the Committee, in its discretion, may impose.

2.30 **_"Retirement"_** means, except as otherwise determined by the Committee or as required by local law applicable to a Participant, the Termination of Service on or after attainment of age 55 with 10 years of service with the Company and its Affiliates, other than on account of an involuntary Termination of Service for Cause, provided however, that the Participant has advised the Company's corporate secretary in writing no less than six (6) months prior to such Retirement that he or she is considering retirement. For purposes of this Section, "years of service" is determined using the Participant's most-recent adjusted service date, as reflected at the Participant's Termination of Service in the Company's records. Notwithstanding any provision to the contrary in this Plan or any Award Agreement, any continued or extended vesting and/or exercise period that would otherwise be available upon a Participant's Retirement under an Award granted on or after the Initial Restatement Date shall not apply to any such Awards granted to any Participant resident in any country where a continued or extended vesting and/or exercise period due to Retirement would violate age discrimination rules and regulations.

2.31 **_"Share"_** means a share of Common Stock.

2.32 **_"Stock Appreciation Right"_** means a right granted under Section 4.3 to an amount in cash or a number of Shares with a Fair Market Value equal to the excess of the Fair Market Value of the Shares on the date on which the Stock Appreciation Right is exercised over the applicable Exercise Price (with any fractional Shares treated in accordance with Section 5.5).

2.33 **_"Stock Option"_** means a right granted under Section 4.3 to purchase from the Company a stated number of Shares at the applicable Exercise Price. Stock Options awarded under the Plan may be in the form of Incentive Stock Options or Nonqualified Stock Options.

2.34 **_"Termination of Service"_** means the date of cessation of a Participant's provision of services to the Company and its Affiliates for any reason, with or without Cause, as determined by the Company; _provided_, that a Participant will be deemed to have incurred a Termination of Service on the date that such Participant provides notice of termination to the Company and its Affiliates. Except as otherwise provided in an Award Agreement, (a) termination of service shall be determined without regard to any statutory or contractual notice periods for termination of employment, dismissal, redundancy, and similar events, and (b) if an Employee's employment is terminated under circumstances that entitle the Employee to severance benefits pursuant to any applicable severance plan of the Company or an Affiliate in which the Employee participates, the Employee's employment relationship with the Company and its Affiliates shall cease on the day prior to the date that severance benefits become payable under the terms of the applicable severance plan without regard to any delay in payment required by Section 409A of the Code. Notwithstanding the foregoing, (x) if an Affiliate ceases to be an Affiliate while an Award granted to a Participant who provides services to such Affiliate is outstanding, the Committee may, in its discretion, deem such Participant to have a Termination of Service on the date the Affiliate ceases to be an Affiliate or on a later date specified by the Committee; (y) the Committee shall make any determination described in clause (x) before or not more than a reasonable period after the date the Affiliate ceases to be an Affiliate; and (z) each such Participant's Termination of Service shall be treated as an involuntary termination not for Cause. For purposes of clarification, any non-qualified deferred compensation (within the meaning of Section 409A of the Code) payable to the Participant upon a Termination of Service pursuant to the terms and conditions of this Plan shall be paid to the Participant upon a "separation from service" as determined in accordance with Section 409A of the Code without the imposition of additional taxes or penalties.

ARTICLE III
ADMINISTRATION

3.1 **The Committee**. The Plan shall be administered by the Committee.

3.2 **Authority of the Committee**. The Committee shall have authority, in its sole and absolute discretion and subject to the terms of the Plan, to (a) interpret the Plan; (b) prescribe the rules and regulations that it deems necessary for the proper operation and administration of the Plan, and amend or rescind any existing rules or regulations relating to the Plan; (c) select Employees and Other Service Providers to receive Awards under the Plan; (d) determine the form of Awards, the number of Shares subject to each Award, all the terms and conditions of an Award including, without limitation, the conditions on exercise or vesting, the designation of Stock Options as Incentive Stock Options or Nonqualified Stock Options and the terms of Award Agreements; (e) determine whether Awards shall be granted singly, in combination or in tandem; (f) establish and administer performance criteria in respect of any Awards that are subject to performance-based vesting or settlement; (g) waive or amend any terms, conditions, restrictions or limitations on an Award, except that the prohibition on the repricing of Stock Options and Stock Appreciation Rights, as described in Section 4.3(g), may not be waived; (h) in accordance with Article V, make any adjustments to the Plan (including but not limited to adjustment of the number of Shares available under the Plan or any Award) and any Award granted under the Plan that may be appropriate; (i) provide for the deferred payment of Awards and the extent to which payment shall be credited with Dividend Equivalents; (j) determine whether Awards may be transferable to family members, a family trust, a family partnership or otherwise; (k) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property; (l) interpret, administer, reconcile any inconsistency in, correct any default in and/or supply any omission in, the Plan and any instrument or agreement relating to (including any Award Agreement), or Award made under, the Plan; (m) waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any Award; (n) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards if the requirements of Section 4.8 are met, or in accordance with Section 5.4; (o) establish any provisions that the Committee may determine to be necessary in order to implement and administer the Plan in foreign countries; and (p) take any and all other actions it deems necessary or advisable for the proper operation or administration of the Plan.

3.3 **Effect of Determinations**. All determinations of the Committee shall be final, binding and conclusive on all persons having an interest in the Plan.

3.4 **Delegation of Authority**. The Committee, in its discretion and consistent with applicable law and regulations, may delegate its authority and duties under the Plan to one or more subcommittees of the Committee or to the Chief Executive Officer of the Company or any other individual or committee as it deems to be advisable, under any conditions and subject to any limitations that the Committee may establish. Only the Committee (or a subset thereof), however, shall have authority to grant and administer Awards to Reporting Persons and any delegate of the Committee.

3.5 **Employment of Advisors**. The Committee may select and employ attorneys, consultants, accountants and other advisors at the Company's expense (and may determine the compensation thereof), and the Committee, the Company, and the officers and directors of the Company may rely upon the advice, opinions or valuations of the advisors employed.

3.6 **No Liability**. No member of the Committee, nor any person acting as a delegate of the Committee with respect to the Plan, shall be liable for any losses resulting from any action taken or omitted to be taken, interpretation or construction made in good faith with respect to the Plan or any Award granted under the Plan.

ARTICLE IV
AWARDS

4.1 **Eligibility**. All Employees, and such Other Service Providers as may be designated by the Committee from time to time, are eligible to receive Awards granted under the Plan, except as otherwise provided in this Article IV.

4.2 **Form of Awards**. Awards shall be in the form determined by the Committee, in its discretion, and shall be evidenced by an Award Agreement. Awards may be granted singly or in combination or in tandem with other Awards.

4.3 **Stock Options and Stock Appreciation Rights**. The Committee may grant Stock Options and Stock Appreciation Rights under the Plan to those Employees and Other Service Providers whom the Committee may from time to time select, in the amounts and pursuant to the other terms and conditions that the Committee, in its discretion, may determine and set forth in the Award Agreement, subject to the provisions below:

(a) *Form*. Stock Options granted under the Plan shall, at the discretion of the Committee and as set forth in the Award Agreement, be in the form of Incentive Stock Options, Nonqualified Stock Options, or a combination of the two. If an Incentive Stock Option and a Nonqualified Stock Option are granted to the same Participant under the Plan at the same time, the form of each shall be clearly identified, and they shall be deemed to have been granted in separate grants. In no event shall the exercise of one Award affect the right to exercise the other Award. Stock Appreciation Rights may be granted either alone or in connection with concurrently or previously issued Nonqualified Stock Options.

(b) *Exercise Price*. Other than with respect to Stock Options that are assumed, converted or substituted as a result of the acquisition of another company by the Company or an Affiliate or a combination of the Company or an Affiliate with another company, the Committee shall set the Exercise Price of Stock Options or Stock Appreciation Rights granted under the Plan at a price that is equal to or greater than the Fair Market Value of a Share on the date of grant, subject to adjustment as provided in Section 5.3. The Exercise Price of Incentive Stock Options, however, shall be equal to or greater than 110 percent of the Fair Market Value of a Share on the date of grant if the Participant receiving the Stock Options owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or of any subsidiary or parent corporation of the Company, as defined in Section 424 of the Code. The Exercise Price of a Stock Appreciation Right granted in tandem with a Stock Option shall be equal to the Exercise Price of the related Stock Option. The Exercise Price of a Stock Option or Stock Appreciation Right shall be set forth in the Award Agreement.

(c) *Term and Timing of Exercise*. Except as otherwise provided in an Award Agreement, Stock Options and Stock Appreciation Rights shall lapse not later than 10 years after the date of grant, as determined by the Committee at the time of grant. Except as otherwise provided in an Award Agreement or other subsequent agreement between a Participant and the Company or an Affiliate, each Stock Option or Stock Appreciation Right granted under the Plan shall be exercisable in whole or in part, subject to the following conditions:

(i) The date on which any Award of Stock Options or Stock Appreciation Rights to a Participant vest and may first be exercised shall be set forth in the Award Agreement, which must comply with Section 4.8.

(ii) A Stock Appreciation Right granted in tandem with a Stock Option shall be subject to the same terms and conditions as the related Stock Option and shall be exercisable only to the extent that the related Stock Option is exercisable.

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(iii) Stock Options and Stock Appreciation Rights shall vest and remain exercisable as follows, subject to Section 5.4:

Event	Vesting	Exercise Period for Vested Awards
Death	Immediate vesting as of death (in the case of Awards made on or after the Initial Restatement Date, including if death occurs during any post-Retirement continued vesting period).	Expires earlier of (i) original expiration date, or (ii) 3 years after death (in the case of Awards made on or after the Initial Restatement Date, clause (ii) shall include instances where death occurs during any post-Retirement continued vesting period).
Disability	Immediate vesting as of Termination of Service due to the incurrence of Disability.	Expires earlier of (i) original expiration date, or (ii) 3 years after Termination of Service due to Disability.
Retirement (Applicable to Awards granted prior to the Initial Restatement Date)	Unvested Awards forfeited as of Retirement.	Expires earlier of (i) original expiration date or (ii) 3 years after Retirement.
Retirement* (Applicable to Awards granted on or after Initial Restatement Date)	Unvested Awards continue to vest in accordance with original vesting schedule following Retirement.	Expires on the earlier of (i) original expiration date or (ii) 3 years after Retirement.
Voluntary Termination of Service (other than covered by Retirement)	Unvested Awards forfeited as of Termination of Service.	Expires earlier of (i) original expiration date, or (ii) 30 days after Termination of Service.
Involuntary Termination of Service not for Cause	Unvested Awards forfeited as of Termination of Service	Expires earlier of (i) original expiration date, or (ii) 1 year after Termination of Service.
Involuntary Termination of Service for Cause	Unvested Awards forfeited as of Termination of Service	Vested Awards immediately cancelled.

* Except as otherwise provided in an Award Agreement, if a Participant's Retirement results in the continued vesting of such Award, as a condition thereof the Participant agrees that for the remainder of any applicable continued vesting period, he or she shall: (x) remain available to provide service to the Company on an as-requested basis (which service, for purposes of compliance with Section 409A of the Code, shall not exceed 20% of the Participant's pre-Termination of Service level of Service to the Company) and (y) execute, in the discretion of the Company, a non-competition agreement in favor of the Company in the form provided by the Company.

(iv) Stock Options and Stock Appreciation Rights of a deceased Participant may be exercised only by the estate of the Participant or by the person given authority to exercise the Stock Options or Stock Appreciation Rights by the Participant's will or by applicable laws of descent and distribution. If a Stock Option or Stock Appreciation Right is exercised by the executor or administrator of a deceased Participant's estate, or by the person or persons to whom the Stock Option or Stock Appreciation Right has been transferred by the Participant's will or the applicable laws of descent and distribution, the Company shall be under no obligation to deliver

Shares or cash until the Company is satisfied that the person exercising the Stock Option or Stock Appreciation Right is the duly appointed executor or administrator of the deceased Participant's estate or the person to whom the Stock Option or Stock Appreciation Right has been transferred by the Participant's will or by applicable laws of descent and distribution.

(d) *Payment of Exercise Price*. The Exercise Price of a Stock Option must be paid in full when the Stock Option is exercised. Stock certificates shall be registered and delivered only upon receipt of payment. Payment of the Exercise Price may be made in cash or by certified check, bank draft, wire transfer, or postal or express money order. No portion of the Exercise Price of a Stock Option may be paid from the proceeds of a loan of cash from the Company to the Participant. In addition, the Committee may also permit payment of all or a portion of the Exercise Price to be made by any other method, *provided*, that, for Awards to Reporting Persons, permissible methods shall be set forth in the applicable Award Agreement, including:

(i) Delivering a properly executed exercise notice to the Company or its agent, together with irrevocable instructions to a broker to deliver promptly to the Company the amount of sale proceeds with respect to the portion of the Shares to be acquired having a Fair Market Value on the date of exercise equal to the sum of the applicable portion of the Exercise Price being so paid; or

(ii) Tendering (actually or by attestation) to the Company previously acquired Shares that have been held by the Participant for at least six months, subject to paragraph (d)(v), and that have a Fair Market Value on the day prior to the date of exercise equal to the applicable portion of the Exercise Price being so paid; or

(iii) Instructing the Company to withhold Shares that would otherwise be issued having a Fair Market Value on the date of exercise equal to the applicable portion of the Exercise Price being so paid (*provided* such withholding has been expressly authorized by the Committee); or

(iv) Any combination of the methods described in paragraphs (i), (ii), and (iii).

(v) The Committee, in consideration of applicable accounting standards, may waive any holding period on Shares required to tender pursuant to paragraph (d)(ii) or prohibit withholding pursuant to paragraph (d)(iii).

(e) *Incentive Stock Options*. Incentive Stock Options granted under the Plan shall be subject to the following additional conditions, limitations, and restrictions:

(i) *Eligibility*. Incentive Stock Options may be granted only to Employees of the Company or an Affiliate that is a subsidiary or parent corporation of the Company, within the meaning of Section 424 of the Code.

(ii) *Timing of Grant*. No Incentive Stock Option shall be granted under the Plan after the 10-year anniversary of the Restatement Date.

(iii) *Amount of Award*. The aggregate Fair Market Value as of the date of grant of the Shares with respect to which the Incentive Stock Options awarded to any Participant first become exercisable during any calendar year may not exceed $100,000. For purposes of this $100,000 limit, the Participant's Incentive Stock Options under this Plan and all other plans maintained by the Company and its Affiliates shall be aggregated. To the extent any Incentive Stock Option would exceed the $100,000 limit, the Incentive Stock Option shall afterwards be treated as a Nonqualified Stock Option for all purposes.

(iv) *Timing of Exercise*. If the Committee exercises its discretion in the Award Agreement to permit an Incentive Stock Option to be exercised by a Participant more than three months after the Participant has ceased being an Employee (or more than 12 months if the Participant is permanently and totally disabled, within the meaning of Section 22(e) of the Code), the Incentive Stock Option shall be treated as a Nonqualified Stock Option for all purposes following the date that is three months after the Participant has ceased being an Employee (or 12 months after the Participant is determined to be permanently and totally disabled, within the meaning of Section 22(e) of the Code). For purposes of this paragraph (e)(iv), an Employee's employment

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relationship shall be treated as continuing intact while the Employee is on military leave, sick leave, or another approved leave of absence if the period of leave does not exceed 90 days, or a longer period to the extent that the Employee's right to reemployment with the Company or an Affiliate is guaranteed by statute or by contract. Where the period of leave exceeds 90 days and the Employee's right to reemployment is not guaranteed by statute or contract, the employment relationship shall be deemed to have ceased on the 91st day of the leave.

(v) *Transfer Restrictions*. In no event shall the Committee permit an Incentive Stock Option to be transferred by a Participant other than by will or the applicable laws of descent and distribution, and any Incentive Stock Option awarded under this Plan shall be exercisable only by the Participant during the Participant's lifetime.

(f) *Exercise of Stock Appreciation Rights*. Upon exercise, Stock Appreciation Rights may be redeemed for cash or Shares or a combination of cash and Shares, in the discretion of the Committee, and as described in the Award Agreement. Cash payments shall be equal to the excess of the Fair Market Value of a Share on the date of exercise over the Exercise Price for each Share for which a Stock Appreciation Rights was exercised. If the Stock Appreciation Right is redeemed for Shares, the Participant shall receive a number of Shares equal to the quotient of the cash payment amount divided by the Fair Market Value of a Share on the date of exercise (with any fractional Shares to be treated in accordance with Section 5.5).

(g) *Certain Prohibitions*. The following terms or actions shall not be permitted with respect to any Award of Stock Options or Stock Appreciation Rights:

(i) *No Repricing*. Except as otherwise provided in Section 5.3, in no event shall the Committee decrease the Exercise Price of a Stock Option or Stock Appreciation Right after the date of grant, or cancel outstanding Stock Options or Stock Appreciation Rights and grant replacement Stock Options or Stock Appreciation Rights with a lower Exercise Price than that of the replaced Stock Options or Stock Appreciation Rights or other Awards, or purchase underwater Stock Options from a Participant for cash or replacement Awards without first obtaining the approval of the Company's stockholders in a manner that complies with the rules of the New York Stock Exchange.

(ii) *No Dividends or Dividend Equivalents*. The Committee shall not provide for the payment of Dividends or Dividend Equivalents with respect to Stock Options or Stock Appreciation Rights.

(iii) *No Reload Options*. The Committee shall not grant Stock Options or Stock Appreciation Rights that have reload features under which the exercise of a Stock Option or Stock Appreciation Right by a Participant automatically entitles the Participant to a new Stock Option or Stock Appreciation Right.

(iv) *No Additional Deferral Features*. The Committee shall not grant Stock Options or Stock Appreciation Rights that have "additional deferral features" as described in Section 409A of the Code, thereby subjecting the Stock Option or Stock Appreciation Right to the requirements of Section 409A.

4.4 **Restricted Stock Units and Restricted Stock**. The Committee may grant Restricted Stock Units and Restricted Stock under the Plan to those Employees and Other Service Providers whom the Committee may from time to time select, in the amounts and pursuant to the terms and conditions that the Committee, in its discretion, may determine and set forth in the Award Agreement, subject to the provisions below:

(a) *Grant of Restricted Stock Units*. The Committee may grant Restricted Stock Units to any Employee or Other Service Provider, which are denominated in, valued in whole or in part by reference to, or otherwise related to, Shares. The Committee shall determine, in its discretion, the terms and conditions that apply to Restricted Stock Units granted pursuant to this Section 4.4, including whether and how Dividend Equivalents shall be credited with respect to any Award. The terms and conditions of the Restricted Stock Units shall be set forth in the applicable Award Agreement.

(b) *Grant of Restricted Stock*. As soon as practicable after Restricted Stock has been granted, certificates for all Shares of Restricted Stock shall be registered in the name of the Participant and held for the Participant by the Company. The Participant shall have all rights of a stockholder with respect to the Shares, including the right to vote and to receive dividends or other distributions, except that the Shares may be subject to a vesting schedule and forfeiture, must comply with Section 4.8 and, except as otherwise provided in Section 7.1, may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed until the restrictions are satisfied or lapse.

(c) *Dividends and Dividend Equivalents*. Any dividends or Dividend Equivalents that are paid with respect to Shares or Restricted Stock will be subject to the same vesting restrictions as the Shares to which such dividends or distributions relate. Any dividends, Dividend Equivalents or distributions that are paid with respect to Restricted Stock Units will be subject to the same vesting restrictions as the Shares to which such dividends or distributions relate. Dividends and Dividend Equivalents related to Restricted Stock and Restricted Stock Units subject to performance-based vesting conditions will be subject to the same terms and conditions, including vesting conditions and the achievement of any applicable performance goals, as the original Award. Subject to the vesting restrictions above, the terms of any Dividend Equivalents will be as set forth in the applicable Agreement, including the time and form of payment and whether such Dividend Equivalents will be credited with interest or deemed to be reinvested in additional units or Share equivalents. The Committee may, in its discretion, provide in an Agreement for restrictions on dividends and Dividend Equivalents in addition to those specified in this Section 4.4(c).

(d) *Vesting and Forfeiture*. The Committee may, in its discretion and as set forth in the Award Agreement, impose any restrictions on Restricted Stock Units and/or their related Dividend Equivalents or Restricted Stock that it deems to be appropriate, including conditioning the vesting or settlement of all or part of any such Awards on the achievement or satisfaction of performance criteria (any such Award, a "Performance Stock Unit" or "Performance Restricted Stock"), which must comply with Section 4.8. Except as otherwise provided in an Award Agreement or other subsequent agreement between a Participant and the Company or an Affiliate, the Restricted Stock Units, related Dividend Equivalents and Restricted Stock granted to Participants shall be subject to the following restrictions:

(i) *Vesting and Forfeiture*. Subject to Section 5.4, if the restrictions have not lapsed or been satisfied as of the Participant's Termination of Service, the Restricted Stock Units or Restricted Stock shall be forfeited by the Participant if the termination is for any reason other than death, Disability or, if the Restricted Stock Unit or Restricted Stock Award is granted on or after the Initial Restatement Date, Retirement.

(ii) *Death or Disability*. Except for Restricted Stock Units and Restricted Stock granted subject to performance-based vesting conditions, all restrictions on Restricted Stock Units and any related Dividend Equivalents or Restricted Stock granted pursuant to this Section 4.4 shall lapse upon the Participant's death or Termination of Service due to Disability.

(iii) *Retirement.* Restricted Stock Units and Restricted Stock granted on or after the Initial Restatement Date are subject to the following provisions:

    i. Except for Restricted Stock Units and Restricted Stock granted subject to performance-based vesting conditions, upon a Participant's Retirement, all restrictions on Restricted Stock Units and any related Dividend Equivalents or Restricted Stock granted pursuant to this Section 4.4 shall lapse in accordance with the original vesting schedule of the Award, subject to the immediate lapse of all restrictions upon a Participant's death.

    ii. With respect to Restricted Stock Units and Restricted Stock granted subject to performance-based vesting conditions, upon a Participant's Retirement, all restrictions will lapse on a pro rata portion of the Restricted Stock Units and any related Dividend Equivalents or Restricted Stock granted pursuant to this Section 4.4 that would otherwise have been determined by the Committee to have been earned as of the end of the applicable performance period if the Participant's service had continued, with such pro rata portion determined by dividing the number of days between the first day of the performance period and the Retirement date, by the number of days in the applicable performance period.

    iii. Except as otherwise provided in an Award Agreement, if a Participant's Retirement results in an Award's continued vesting or pro rata vesting based on the Company's actual levels of achievement of the applicable performance metrics at the end of the performance period, as a condition thereof the Participant agrees that for the remainder of any applicable continued vesting period or actual performance period, he or she shall:

(x) remain available to provide service to the Company on an as-requested basis (which service, for purposes of compliance with Section 409A of the Code, shall not exceed 20% of the Participant's pre-Termination of Service level of Service to the Company) and (y) execute, in the discretion of the Company, a non-competition agreement in favor of the Company in the form provided by the Company.

(iv) *Legend*. To enforce any restrictions that the Committee may impose on Restricted Stock, the Committee shall cause a legend referring to the restrictions to be placed on all certificates for Shares of Restricted Stock. When restrictions lapse or are satisfied, a new certificate, without the legend, for the number of Shares with respect to which restrictions have lapsed or been satisfied shall be issued and delivered to the Participant.

(e) *Redemption of Restricted Stock Units*. Restricted Stock Units may be redeemed for cash or whole Shares, or a combination of cash and whole Shares, in the discretion of the Committee, when the restrictions lapse and any other conditions set forth in the Award Agreement have been satisfied; *provided,* that with respect to any Restricted Stock Units subject to Section 409A of the Code such redemption shall occur in a manner that complies with Section 409A of the Code. Each Restricted Stock Unit may be redeemed for one Share or an amount in cash equal to the Fair Market Value of a Share as of the date on which the Restricted Stock Unit vests.

(f) *Deferred Units*. Subject to Section 7.14 and to the extent determined by the Committee, Participants may be permitted to request the deferral of payment of vested Restricted Stock Units (including the value of related Dividend Equivalents) to a date later than the payment date specified in the Award Agreement, *provided*, that any such election be made in accordance with Section 409A of the Code. The Committee shall determine any terms and conditions on deferral.

4.5 **Other Stock-Based Awards**. The Committee may, from time to time, grant Awards (other than Stock Options, Stock Appreciation Rights, Restricted Stock Units or Restricted Stock) to any Employee or Other Service Provider that consist of, or are denominated in, payable in, valued in whole or in part by reference to, or otherwise related to, Shares. These Awards may include, among other things, phantom or hypothetical Shares. The Committee shall determine, in its discretion and subject to Section 7.14, the terms and conditions that will apply to Other Stock-Based Awards granted pursuant to this Section 4.5, including whether Dividend Equivalents will be credited with respect to any such Award in the event of a payment of dividends on Common Stock, and whether such Awards will be settled in cash or whole Shares, or a combination of cash and whole Shares, when the restrictions lapse and any other conditions set forth in the Award Agreement have been satisfied. The terms and conditions of Other Stock-Based Awards shall be set forth in the applicable Award Agreement and except as otherwise provided in an Award Agreement or other subsequent agreement between a Participant and the Company or an Affiliate, the Other Stock-Based Awards granted to Participants shall be subject to the following restrictions and must comply with Section 4.8:

(a) *Vesting*. Subject to Section 5.4, if the restrictions on Other Stock-Based Awards have not lapsed or been satisfied as of the Participant's Termination of Service, the Shares shall be forfeited by the Participant if the termination is for any reason other than death, Disability or, if the Other Stock-Based Award is granted on or after the Initial Restatement Date, Retirement.

(b) *Death or Disability*. Except for Other Stock-Based Awards granted subject to performance-based vesting conditions, restrictions on Other Stock-Based Awards and any related Dividend Equivalents granted pursuant to this Section 4.5 shall lapse upon the Participant's death or Termination of Service due to Disability.

(c) *Retirement*. Other Stock-Based Awards granted on or after the Initial Restatement Date are subject to the following provisions:

(i) Except for Other Stock-Based Awards granted subject to performance-based vesting conditions, upon a Participant's Retirement, all restrictions on Other Stock-Based Awards and any related Dividend Equivalents granted pursuant to this Section 4.5 shall lapse in accordance with the original vesting schedule of the Award, subject to the immediate lapse of all restrictions upon a Participant's death.

(ii) With respect to Other Stock-Based Awards granted subject to performance-based vesting conditions, upon a Participant's Retirement, all restrictions will lapse on a pro rata portion of the Other Stock-Based Awards and any related Dividend Equivalents granted pursuant to this Section 4.5 that would otherwise have been determined by the Committee to have been earned as of the end of the applicable performance period if the Participant's service had continued, with such pro rata portion determined by dividing the number of days between the first day of the performance period and the Retirement date, by the number of days in the applicable performance period.

(iii) Except as otherwise provided in an Award Agreement, if a Participant's Retirement results in an Award's continued vesting or pro rata vesting based on the Company's actual levels of achievement of the applicable performance metrics at the end of the performance period, as a condition thereof the Participant agrees that for the remainder of any applicable continued vesting period or actual performance period, he or she shall: (x) remain available to provide service to the Company on an as-requested basis (which service, for purposes of compliance with Section 409A of the Code, shall not exceed 20% of the Participant's pre-Termination of Service level of Service to the Company) and (y) execute, in the discretion of the Company, a non-competition agreement in favor of the Company in the form provided by the Company.

(d) *Dividends and Dividend Equivalents.* Any dividends, Dividend Equivalents or distributions that are paid with respect to Other Stock-Based Awards will be subject to the same vesting restrictions as the Shares to which such dividends or distributions relate. Dividends and Dividend Equivalents related to Other Stock-Based Awards subject to performance- based vesting conditions will be subject to the same terms and conditions, including vesting conditions and the achievement of any applicable performance goals, as the original Award. Subject to the vesting restrictions above, the terms of any Dividend Equivalents will be as set forth in the applicable Agreement, including the time and form of payment and whether such Dividend Equivalents will be credited with interest or deemed to be reinvested in additional units or Share equivalents. The Committee may, in its discretion, provide in an Agreement for restrictions on dividends and Dividend Equivalents in addition to those specified in this Section 4.5(d).

4.6 **Cash-Based Awards**. The Committee may, from time to time, grant Awards to any Employee or Other Service Provider that are designated as Cash-Based Awards, with the expectation that these Awards will be settled in cash, however, such Cash-Based Awards may be settled in cash or whole Shares or a combination of cash and whole Shares, as determined by the Committee. The value of these Awards may be based in whole or in part or by reference to, or otherwise related to, Shares, and may be granted subject to the achievement of one or more performance goals as determined by the Committee from time to time. The Committee shall determine, in its discretion and subject to Section 7.14, the terms and conditions that will apply to Cash-Based Awards granted pursuant to this Section 4.6. The terms and conditions of Cash-Based Awards shall be set forth in the applicable Award Agreement and except as otherwise provided in an Award Agreement or other subsequent agreement between a Participant and the Company or an Affiliate, the Cash-Based Awards granted to Participants shall be subject to the following restrictions:

(a) *Vesting*. Subject to Section 5.4, if the restrictions on Cash-Based Awards have not lapsed or been satisfied as of the Participant's Termination of Service, the Cash-Based Awards shall be forfeited by the Participant if the termination is for any reason other than death, Disability or, if the Cash-Based Award is granted on or after the Initial Restatement Date, Retirement.

(b) *Death or Disability*. Except for Cash-Based Awards granted subject to performance-based vesting conditions, restrictions on Cash-Based Awards and any related Dividend Equivalents granted pursuant to this Section 4.6 shall lapse upon the Participant's death or Termination of Service due to Disability.

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(c) *Retirement.* Cash-Based Awards granted on or after the Initial Restatement Date are subject to the following provisions:

    (i) Except for Cash-Based Awards granted subject to performance-based vesting conditions, upon a Participant's Retirement, all restrictions on Cash-Based Awards and any related Dividend Equivalents granted pursuant to this Section 4.5 shall lapse in accordance with the original vesting schedule of the Award, subject to the immediate lapse of all restrictions upon a Participant's death.

    (ii) With respect to Cash-Based Awards granted subject to performance-based vesting conditions, upon a Participant's Retirement, all restrictions will lapse on a pro rata portion of the Cash-Based Awards and any related Dividend Equivalents granted pursuant to this Section 4.5 that would otherwise have been determined by the Committee to have been earned as of the end of the applicable performance period if the Participant's service had continued, with such pro rata portion determined by dividing the number of days between the first day of the performance period and the Retirement date, by the number of days in the applicable performance period.

    (iii) Except as otherwise provided in an Award Agreement, if a Participant's Retirement results in an Award's continued vesting or pro rata vesting based on the Company's actual levels of achievement of the applicable performance metrics at the end of the performance period, as a condition thereof the Participant agrees that for the remainder of any applicable continued vesting period or actual performance period, he or she shall: (x) remain available to provide service to the Company on an as-requested basis (which service, for purposes of compliance with Section 409A of the Code, shall not exceed 20% of the Participant's pre-Termination of Service level of Service to the Company) and (y) execute, in the discretion of the Company, a non-competition agreement in favor of the Company in the form provided by the Company.

4.7 **Termination for Cause**. If a Participant incurs a Termination of Service for Cause, then all outstanding Awards shall immediately be cancelled, except as otherwise provided in an Award Agreement.

4.8 **Minimum Vesting Requirements**. Notwithstanding any other provision of the Plan, no portion of an Award granted on or after the Second Restatement Date may vest before the first anniversary of the date of grant, and with respect to Awards whose grant or vesting is subject to the satisfaction of performance goals over a performance period, each Award shall be subject to a performance period of not less than one year. The foregoing minimum vesting and performance periods will not, however, apply in connection with: (i) accelerated vesting in the event of death or Disability, (ii) Awards made in payment or exchange for other compensation already earned and payable, (iii) Awards granted in connection with assumption or substitution of awards as part of a transaction as contemplated under Section 5.2(a)(iii) that does not reduce the vesting period of the award being replaced, and (iv) accelerated vesting as contemplated under Section 5.4; provided, however, that the Company may grant Awards with respect to up to five percent (5%) of the number of Shares reserved under Section 5.1 as of the Restatement Date without regard to the minimum vesting period set forth in this Section 4.8.

ARTICLE V
SHARES SUBJECT TO THE PLAN; ADJUSTMENTS

5.1 **Shares Available**. The Shares issuable under the Plan shall be authorized but unissued Shares or Shares held in the Company's treasury. The total number of Shares with respect to which Awards may be issued under the Plan may equal but may not exceed 22,000,000, subject to adjustment in accordance with Section 5.3; *provided*, however, that from the aggregate limit, no more than 7,500,000 Shares may be available for grant in the form of Incentive Stock Options.

5.2 **Counting Rules**.

(a) The following Shares related to Awards to be issued under this Plan shall not count against the limits set forth in Section 5.1:

    (i) Shares related to Awards paid in cash; and

(ii) Shares related to Awards that expire, are forfeited or cancelled or terminate for any other reason without issuance of Shares; and

(iii) Any Shares issued in connection with Awards that are assumed, converted or substituted as a result of the acquisition of another company by the Company or an Affiliate or a combination of the Company or an Affiliate with another company.

(b) For purposes of clarity, Shares that are tendered or withheld in payment of all or part of the Exercise Price of an Award or in satisfaction of withholding tax obligations, and Shares that are repurchased with cash proceeds from the payment of the Exercise Price of an Award, shall not be reincluded in or added back to the number of Shares available for issuance under the Plan. Upon the settlement of any Stock Appreciation Right issued under the Plan, the gross number of Shares issued to the Participant will count against the number of Shares available for issuance under the Plan.

5.3 *Adjustment Upon Certain Changes*.

(a) *Adjustments*. In the event of any change in corporate structure affecting outstanding Shares or the value thereof, including any dividend or distribution (whether in cash, Shares or other property), stock split, reverse stock split, spin-off, recapitalization, merger, reorganization, consolidation, combination or exchange of shares or similar transaction, such adjustments and other substitutions shall be made to the Plan and to outstanding Awards as the Committee, in its sole discretion, deems equitable or appropriate, including such adjustments in (i) the limitations set forth in Section 5.1, including the maximum aggregate number, class and kind of securities that may be delivered under the Plan, and (ii) the number, class, kind and Exercise Price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the full or partial substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company).

(b) *Other Changes.* The Committee may make other adjustments in the terms and conditions of Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 5.3(a)) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits to be made available under the Plan.

(c) *No Other Rights or Changes.* Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares or amount of other property subject to, or the terms related to, any Award. Except as expressly provided by this Section 5.3, and without limiting the generality of Section 6.1, no material adverse change may be made to the terms of an Award granted to a Participant as a result of an event described in this Section 5.3 without the consent of the Participant.

5.4 *Change in Control*.

(a) *Assumption Upon Change in Control; Accelerated Vesting Upon Certain Termination Events*. Unless otherwise provided in the applicable Award Agreement, in the event of a Change in Control, if the successor company assumes or substitutes for an outstanding Award (or in which the Company is the ultimate parent corporation and continues the Award), then such Award shall be continued in accordance with its applicable terms and vesting shall not be accelerated as described in Section 5.4(b). For the purposes of this Section 5.4(a), an Award shall be considered assumed or substituted for if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); *provided*, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Award, for each Share subject thereto, will be solely common stock of the successor company or cash, in each case, substantially equal in fair market value (determined as of the date of the Change in Control) to the per share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. Notwithstanding the foregoing, in the event of a Participant's Termination of Service involuntarily without Cause or voluntarily by the Participant for Good Reason in such successor company within two years following such Change in Control, the vesting and exercisability of each Award, whether time-based or performance based, held by such Participant at the time of the Change in Control shall be accelerated as described in Section 5.4(b) at the time of the Termination of Service. Notwithstanding the foregoing, no Award shall be assumed or substituted pursuant to this Section 5.4(a) to the extent such action would cause an Award not otherwise "deferred compensation" within the meaning of Section 409A of the Code to become "deferred compensation" within the meaning of Section 409A of the Code.

(b) *Acceleration of Vesting Upon Change in Control.* In the event of a Change in Control after the date of the adoption of the Plan, unless provision is made in connection with the Change in Control for the assumption, substitution or continuation of an outstanding Award in accordance with Section 5.4(a), then the vesting of such Award, whether time-based or performance-based, shall accelerate and all restrictions shall lapse as of immediately prior to the Change in Control, and (i) in the case of an outstanding Stock Option or Stock Appreciation Right, such Award shall be exercisable as of immediately prior to such Change in Control, or (ii) in the case of an Award other than a Stock Option or a Stock Appreciation Right, such Award shall be settled or otherwise paid to the applicable Participant as soon as practicable following such vesting. For purposes of determining the amount of the Award considered vested and paid for performance-based awards under this Section 5.4(b), all performance criteria (i) if the performance period has been completed, shall be deemed achieved at actual levels of achievement determined by the Committee in its sole discretion as of the date of the Change in Control and (ii) otherwise, shall be deemed achieved at the target level of achievement. Notwithstanding any provision of this Section 5.4(b), unless otherwise provided in the applicable Award Agreement, if any amount payable pursuant to an Award constitutes deferred compensation within the meaning of Section 409A of the Code, in the event of a Change in Control that does not qualify as an event described in Section 409A(a)(2)(A)(v) of the Code, such Award (and any other Awards that constitute deferred compensation that vested prior to the date of such Change in Control but are outstanding as of such date) shall vest and cease to be forfeitable but shall not be settled until the earliest permissible payment event under Section 409A of the Code following such Change in Control. Notwithstanding any other provision of the Plan, the Committee, in its discretion, may determine that, upon the occurrence of a Change in Control, (i) each Stock Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and such Participant shall receive, with respect to each vested Share subject to such Stock Option or Stock Appreciation Right, an amount equal to the excess of the fair market value (as determined by the Committee, in its discretion, in a manner that complies with Section 409A of the Code) of such Share immediately prior to the occurrence of such Change in Control over the Exercise Price, as applicable, per Share of such Stock Option and/ or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine and (ii) each Stock Option and Stock Appreciation Right outstanding at such time with an Exercise Price per Share that exceeds the fair market value (as determined by the Committee, in its discretion, in a manner that complies with Section 409A of the Code) of such Share immediately prior to the occurrence of such Change in Control shall be canceled for no consideration.

5.5 **Fractional Shares**. No fractional Shares shall be issued under the Plan, and unless the Committee determines otherwise, an amount in cash equal to the Fair Market Value of any fractional Shares that would otherwise be issuable shall be paid in lieu of such fractional Shares. The Committee may, in its sole discretion, cancel, terminate, otherwise eliminate or transfer or pay other securities or other property in lieu of issuing any fractional Shares.

ARTICLE VI
AMENDMENT AND TERMINATION

6.1 *Amendment*. The Plan may be amended at any time and from time to time by the Board without the approval of stockholders of the Company, except that no revision to the terms of the Plan shall be effective until the amendment is approved by the stockholders of the Company if such approval is required by the rules of the New York Stock Exchange or such amendment materially increases the number of Shares that may be issued under the Plan (other than an increase pursuant to Section 5.3 of the Plan). No amendment of the Plan made without the Participant's written consent may materially adversely affect any right of a Participant with respect to an outstanding Award unless such amendment is necessary to comply with applicable law. The Plan may not be amended in any manner adverse to the interests of Participants during the two-year period following a Change in Control, unless such amendment is necessary to comply with applicable law.

6.2 *Termination*. The Plan shall remain in effect until all Shares subject to it are distributed, all Awards have expired or terminated, the Plan is terminated pursuant to the adoption of a resolution of the Board terminating the Plan, or the tenth anniversary of the Restatement Date, whichever occurs first.

No Awards shall be granted under the Plan after it has terminated. The termination of the Plan, however, shall not alter or impair any of the rights or obligations of any Participant without such Participant's written consent under any Award previously granted under the Plan. After the termination of the Plan, any previously granted Awards shall remain in effect and shall continue to be governed by the terms of the Plan and the applicable Award Agreement.

ARTICLE VII
GENERAL PROVISIONS

7.1 *Nontransferability of Awards*. No Award under the Plan shall be subject in any manner to alienation, anticipation, sale, assignment, pledge, encumbrance or transfer, and no other persons shall otherwise acquire any rights therein, except as provided below.

(a) Any Award may be transferred by will or by the applicable laws of descent or distribution.

(b) The Committee may provide in the applicable Award Agreement that all or any part of an Award (other than an Incentive Stock Option) may, subject to the prior written consent of the Committee, be transferred to one or more of the following classes of donees: a family member; a trust for the benefit of a family member; a limited partnership whose partners are solely family members; or any other legal entity set up for the benefit of family members. For purposes of this Section 7.1(b), a family member means a Participant and/or the Participant's spouse, children, grandchildren, parents, grandparents, siblings, nieces, nephews and grandnieces and grandnephews, including adopted, in-laws and step family members.

(c) Except as otherwise provided in the applicable Award Agreement, any Nonqualified Stock Option or Stock Appreciation Right transferred by a Participant pursuant to Section 7.1(b) may be exercised by the transferee only to the extent that the Award would have been exercisable by the Participant had no transfer occurred. Any transferred Award shall be subject to all of the same terms and conditions as provided in the Plan and in the applicable Award Agreement. The Participant or the Participant's estate shall remain liable for any withholding tax that may be imposed by any federal, state or local tax authority, and the transfer of Shares upon exercise of the Award shall be conditioned on the payment of any withholding tax. The Committee may, in its discretion, disallow all or a part of any transfer of an Award pursuant to Section 7.1(b) unless and until the Participant makes arrangements satisfactory to the Committee for the payment of any withholding tax. The Participant must immediately notify the Committee, in the form and manner required by the Committee, of any proposed transfer of an Award pursuant to Section 7.1(b). No transfer shall be effective until the Committee consents to the transfer in writing.

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(d) Unless otherwise restricted by Company policy for Reporting Persons, Restricted Stock may be freely transferred after the restrictions lapse or are satisfied and the Shares are delivered; *provided*, however, that Restricted Stock awarded to an affiliate of the Company may be transferred only pursuant to Rule 144 under the 1933 Act, or pursuant to an effective registration for resale under the 1933 Act. For purposes of this Section 7.1(d), "affiliate" shall have the meaning assigned to that term under Rule 144.

(e) In no event may a Participant transfer an Incentive Stock Option other than by will or the applicable laws of descent and distribution.

7.2 *Withholding of Taxes*.

(a) *Stock Options and Stock Appreciation Rights*. Subject to Section 7.2(d), as a condition to the delivery of Shares pursuant to the exercise of a Stock Option or Stock Appreciation Right, the Committee may require that the Participant, at the time of exercise, pay to the Company by cash, certified check, bank draft, wire transfer or postal or express money order an amount sufficient to satisfy any applicable tax withholding obligations. The Committee may also, in its discretion, accept payment of tax withholding obligations through any of the Exercise Price payment methods described in Section 4.3(d).

(b) *Other Awards Payable in Shares*. Subject to Section 7.2(d), the Company shall satisfy a Participant's tax withholding obligations arising in connection with the release of restrictions on Restricted Stock Units, Restricted Stock and Other Stock-Based Awards by withholding Shares that would otherwise be available for delivery. The Company may also allow the Participant to satisfy the Participant's tax withholding obligations by payment to the Company in cash or by certified check, bank draft, wire transfer, or postal or express money order.

(c) *Cash Awards*. The Company shall satisfy a Participant's tax withholding obligation arising in connection with the payment of any Award in cash by withholding cash from such payment.

(d) *Withholding Amount*. The Committee, in consideration of applicable accounting standards, has full discretion to either (i) allow Participants to elect, or (ii) otherwise direct as a general rule, to have the Company withhold Shares for taxes at an amount that is not less than the applicable minimum statutory amount and not more than the applicable maximum statutory amount.

7.3 *Forfeiture Provisions*.

(a) The Committee may, in its discretion, provide in an Award Agreement that an Award granted thereunder shall be canceled if the Participant, without the consent of the Company, while employed by or providing services to the Company or any Affiliate or for a period after Termination of Service, (i) violates a noncompetition, non-solicitation, non-disclosure, confidentiality, or non-disparagement covenant or agreement, or (ii) otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an Award Agreement that (iii) a Participant will forfeit any gain realized on the vesting or exercise of such Award if the Participant engages in any activity referred to in the preceding sentence, or (iv) a Participant must repay the gain to the Company realized under a previously paid Award if the Participant engages in any activity referred to in the preceding sentence. Notwithstanding the foregoing, none of the non-disclosure restrictions in this Section 7.3 or in any Award Agreement shall, or shall be interpreted to, impair the Participant from exercising any legally protected whistleblower rights (including under Rule 21F under the Exchange Act).

(b) Awards and any compensation associated therewith are subject to forfeiture, recovery by the Company or other action pursuant to any compensation recovery policy adopted by the Board or the Committee at any time, as amended from time to time, which includes but is not limited to any compensation recovery policy adopted by the Board or the Committee including in response to the requirements of Section 10D of the Exchange Act, the SEC's final rules thereunder, and applicable listing rules or other rules and regulations implementing the foregoing or as otherwise required by law or stock exchange. Any Award Agreement will be automatically unilaterally amended to comply with any such compensation recovery policy.

7.4 ***Code Section 83(b) Elections***. The Company, the Affiliates, and the Committee have no responsibility for a Participant's election, attempt to elect or failure to elect to include the value of an Award of Restricted Stock or other Award subject to Section 83 of the Code in the Participant's gross income for the year of grant pursuant to Section 83(b) of the Code. Any Participant who makes an election pursuant to Section 83(b) of the Code shall promptly provide the Committee with a copy of the election form.

7.5 ***No Implied Rights***. The establishment and operation of the Plan, including the eligibility of a Participant to participate in the Plan, shall not be construed as conferring any legal or other right upon any Participant for the continuation of service through the end of any vesting period or other applicable period. The Company and the Affiliates expressly reserve the right, which may be exercised at any time and in the Company's or an Affiliate's sole discretion, to discharge any individual or treat him or her without regard to the effect that discharge might have upon him or her as a Participant in the Plan. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.

7.6 ***No Obligation to Exercise Awards; No Right to Notice of Expiration Date***. The grant of a Stock Option or Stock Appreciation Right shall impose no obligation upon the Participant to exercise the Award. The Company, the Affiliates, and the Committee have no obligation to inform a Participant of the date on which a Stock Option or Stock Appreciation Right lapses except in the Award Agreement.

7.7 ***No Rights as Stockholders***. A Participant granted an Award under the Plan shall have no rights as a stockholder of the Company with respect to the Award unless and until certificates for the Shares underlying the Award are registered in the Participant's name and delivered to the Participant. The right of any Participant to receive an Award by virtue of participation in the Plan shall be no greater than the right of any unsecured general creditor of the Company.

7.8 ***Indemnification of Committee***. The Company shall indemnify, to the fullest extent permitted by law, each person made or threatened to be made a party to any civil or criminal action or proceeding by reason of the fact that the person, or the executor or administrator of the person's estate, is or was a member of the Committee or a delegate of the Committee.

7.9 ***No Required Segregation of Assets***. Neither the Company nor any Affiliate shall be required to segregate any assets that may at any time be represented by Awards granted pursuant to the Plan.

7.10 ***Nature of Payments***. All Awards made pursuant to the Plan are in consideration of services for the Company or an Affiliate. Any gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account as compensation for purposes of any other employee benefit plan of the Company or any Affiliate, except as the employee benefit plan otherwise provides. The adoption of the Plan shall have no effect on Awards made or to be made under any other benefit plan covering an employee of the Company or an Affiliate or any predecessor or successor of the Company or an Affiliate.

7.11 ***Awards in Foreign Countries***. The Committee has the authority to grant Awards to Employees and Other Service Providers who are foreign nationals or employed outside the United States on any different terms and conditions than those specified in the Plan that the Committee, in its discretion, believes to be necessary or desirable to accommodate differences in applicable law, tax policy, or custom, while furthering the purposes of the Plan. The Committee may also approve any supplements to the Plan or alternative versions of the Plan as it believes to be necessary or appropriate for these purposes without altering the terms of the Plan in effect for other Participants; *provided*, however, that the Committee may not make any supplemental or alternative version that (a) increases limitations contained in Section 4.3(e); (b) increases the number of Shares available under the Plan, as set forth in Section 5.1; (c) causes the Plan to cease to satisfy any conditions under Rule 16b-3 under the Exchange Act or (d) otherwise contains terms that would require approval by the stockholders of the Company under the rules of the New York Stock Exchange.

7.12 *Securities Matters*.

(a) The Company shall be under no obligation to effect the registration pursuant to the 1933 Act of any Shares to be issued hereunder or to effect similar compliance under any state laws. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing Shares pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which Shares are traded. The Committee may require, as a condition to the issuance and delivery of certificates evidencing Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Committee deems necessary or desirable.

(b) The exercise of any Award granted hereunder shall only be effective at such time as counsel to the Company shall have determined that the issuance and delivery of Shares pursuant to such exercise is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which Shares are traded. The Company may, in its sole discretion, defer the effectiveness of an exercise of an Award hereunder or the issuance or transfer of Shares pursuant to any Award pending or to ensure compliance under federal or state securities laws. The Company shall inform the Participant in writing of its decision to defer the effectiveness of the exercise of an Award or the issuance or transfer of Shares pursuant to any Award. During the period that the effectiveness of the exercise of an Award has been deferred, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

7.13 *Governing Law; Severability*. The Plan and all determinations made and actions taken under the Plan shall be governed by the internal substantive laws, and not the choice of law rules, of the State of Delaware and construed accordingly, to the extent not superseded by applicable U.S. federal law. If any provision of the Plan is held unlawful or otherwise invalid or unenforceable in whole or in part, the unlawfulness, invalidity or unenforceability shall not affect any other parts of the Plan, which shall remain in full force and effect.

7.14 *Section 409A of the Code*. With respect to Awards subject to Section 409A of the Code, this Plan is intended to comply with the requirements of such Section, and the provisions hereof shall be interpreted in a manner that satisfies the requirements of such Section, and the Plan shall be operated accordingly. If any provision of this Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Any reservation of rights or discretion by the Company or the Committee hereunder affecting the timing of payment of any Award subject to Section 409A of the Code shall only be as broad as is permitted by Section 409A of the Code.

7.15 *Payments to Specified Employees*. Notwithstanding anything herein or in any Award Agreement to the contrary, if a Participant is a "specified employee" (within the meaning of Section 409A(2)(B) of the Code) as of the date of such Participant's separation from service (as determined pursuant to Section 409A of the Code), any Awards subject to Section 409A of the Code payable to such Participant as a result of his or her separation from service, shall be paid on the first business day of the first calendar month that begins after the six-month anniversary of the date of the separation from service, or, if earlier, the date of the Participant's death.

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